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04030625

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Angang New Steel Co Ltd

*CURRENT ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34663 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/14/04

鞍鋼新軋鋼股份有限公司

Angang New Steel Company Limited



Annual Report 2003

Contents






The board of directors (the "Board") of Angang New Steel Company Limited (the "Company") confirms that there are no false representations or misleading statements contained in, or material omissions from, this annual report. The directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the contents of this annual report.

The Company's Chairman, Mr. Liu Jie, Chief Accountant, Mr. Ma Lianyong, the person responsible for accounting work, and Mr. Zhang Wenbin, the Finance Manager of the accounting department, confirm that the financial and accounting statements in this annual report are true and complete.

The board of directors of the Company is pleased to announce the annual results of the Company and its jointly controlled entities (collectively referred to as the "Group") for the twelve months ended 31 December 2003.

COMPANY PROFILE

The Company is a joint stock limited company incorporated on 8 May 1997 with Anshan Iron and Steel Group Complex ("Angang Holding") as its sole promoter. Pursuant to the reorganisation of Angang Holding and the Company, the Cold Rolling Plant, Wire Rod Plant and Thick Plate Plant were transferred to the Company by Angang Holding. The three plants represented a net asset value of Rmb2,028,817,600 as determined by the State-owned Assets Administration Bureau and 1,319,000,000 domestic State-owned legal person shares with a nominal value of Rmb1.00 each were issued to Angang Holding as consideration for these plants.

On 22 July 1997, the Company issued 890,000,000 H Shares at HK$1.63 per share which were listed on The Stock Exchange of Hong Kong Limited on 24 July 1997. The Company subsequently issued 300,000,000 A Shares at Rmb3.90 per share on 16 November 1997, of which 285,505,400 shares were offered to the public and 14,494,600 shares were allotted to the employees of the Company. Trading of the 285,505,400 shares offered domestically, and the 14,494,600 employees' shares allotted to the employees of the Company commenced on the Shenzhen Stock Exchange on 25 December 1997 and 26 June 1998, respectively.

During the period from 15 March 2000 to 17 March 2000, the Company issued A share convertible debentures amounting to Rmb1.5 billion in the PRC. As at 31 December 2003, there were debentures in the amount of Rmb5,454,000 outstanding and the balance was converted into 453,308,652 A shares. Trading of the A share convertible debentures of the Company ended on 27 November 2001.

The Company's principal activities include the production and sale of steel products such as billets, cold rolled sheets, wire rods, thick plates, heavy rails, pipe billets and large steel products. These products are widely used in automobile, construction, ship-building, home electrical appliances, railway construction industries and in the manufacture of pipelines. The Company's products are competitive in the domestic market. The Cold Rolling Plant, Wire Rod Plant, Thick Plate Plant, Large Section Plant and Steel Smelting Plant are well equipped and are of an advanced standard in the PRC.

COMPANY PROFILE *(continued)*

1.	Legal Name of the Company:	
	(in Chinese):	鞍鋼新軋鋼股份有限公司
	(in English):	ANGANG NEW STEEL COMPANY LIMITED
2.	Legal Representative of the Company:	Liu Jie
3.	Company Secretary:	Fu Jihui
	Company Address:	396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC
	Telephone:	0412-6334292 0412-6334293
	Fax:	0412-6727772
4.	Registered Address of the Company:	396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC
	Postal Code:	114003
	E-mail Address:	fujihui@ansc.com.cn
5.	Company's Annual Report available at:	Secretarial office of the Board of Directors of the Company
	Stock Exchange Listings:	A Shares: Shenzhen Stock Exchange H Shares: The Stock Exchange of Hong Kong Limited
	Abbreviation of the Company shares:	Angang New Steel
	Stock Code:	A Shares: 000898 H Shares: 0347



Financial and Business Highlights

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

			Unit: Rmb'000
	2003	2002	2001
Turnover	**14,482,148**	10,746,477	9,465,247
Profit before taxation	**1,752,435**	857,482	698,824
Taxation	**319,433**	259,166	332,343
Net profit	**1,433,002**	598,316	366,481
Total assets	**14,845,674**	12,293,565	10,101,922
Total liabilities	**6,030,289**	4,619,310	2,798,180
Shareholders' funds	**8,815,385**	7,674,255	7,303,742
Net assets per share	**Rmb2.98**	Rmb2.58	Rmb2.47
Earnings per share (weighted average)	**Rmb0.484**	Rmb0.202	Rmb0.124
Return on net assets	**16.25%**	7.82%	5.02%

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS

1. The Group's main accounting data for the year ended 31 December 2003:

	Unit: Rmb'000
Total profit	1,752,783
Net profit	1,432,579
Net profit before deduction of non-operating items	1,474,662
Profit from principal operations	2,299,052
Profit from other operations	36,691
Operating profit	1,815,588
Proceeds from investment	6
Income from subsidies	0
Non-operating net income/(expenses)	(62,811)
Net cash flow arising from operating activities	1,998,265
Net increase in cash and cash equivalents	904,925

Notes: Items and amounts of non-operating items deducted by the Group during the Reporting Period:

(1) Non-operating income: Rmb1,593,000;

(2) Non-operating expenses: Rmb64,404,000;

(3) Relevant income tax: Rmb20,728,000.

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

2. The Company recorded net profit of Rmb1,432,579,000 under PRC Accounting Rules and Regulations and net profit of Rmb1,433,002,000 under IFRS for 2003. The difference was Rmb423,000 and the reasons were:

   (1) Profits decreased by Rmb19,335,000 due to the pre-operating expenses of the joint venture company;

   (2) Profits increased by Rmb12,933,000 due to capitalization of general loan interests;

   (3) Profits increased by Rmb4,536,000 in amortization due to write back of land use rights;

   (4) Profits increased by Rmb76,000 due to donated assets;

   (5) Amortization of rental prepayments of the joint venture company for construction-in-progress reduced profits by Rmb451,000;

   (6) Profits increased by Rmb1,913,000 due to written off of payables; and

   (7) Profits increased by Rmb771,000 due to deferred taxation.

3. Major accounting data and financial indices of the Group for the recent three years:

			Unit: Rmb'000
	2003	2002	2001
Income from principal operations	**14,520,736**	10,771,077	9,490,523
Net profit	**1,432,579**	594,588	403,743
Net profit before deduction of non-operating items	**1,474,662**	612,937	426,110
Total assets	**15,011,870**	12,425,350	10,237,888
Shareholders' funds (without minority interest)	**8,948,268**	7,805,448	7,438,032
Earnings per share (weighted average)	**Rmb0.484**	Rmb0.20	Rmb0.137
Earnings per share (diluted)	**Rmb0.484**	Rmb0.20	Rmb0.136
Earnings per share after taking up post balance sheet date equity change	**Rmb0.484**	Rmb0.20	Rmb0.136
Net assets per share	**Rmb3.02**	Rmb2.64	Rmb2.51
Adjusted net assets per share	**Rmb3.01**	Rmb2.63	Rmb2.51
Net cash flows per share from operating activities	**Rmb0.675**	Rmb0.71	-Rmb0.10
Return on net assets (weighted average)	**17.05%**	7.78%	5.51%
Return on net assets (diluted)	**16%**	7.62%	5.43%
Return on net asset after deduction of non-operating items (weighted average)	**17.55%**	8.02%	5.81%

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

4. Return on net assets and earnings per share for the reporting period of 2003 as calculated in accordance with the "Regulations for Preparation and Reporting of Information Disclosure by Listed Companies (No.9)" issued by China Securities Regulatory Commission

	Return on net assets (%)		Earnings per share (Rmb)	
	Fully diluted	**Weighted average**	**Fully diluted**	**Weighted average**
Profit from principal operations	25.69	27.37	0.78	0.78
Operating profit	20.29	21.61	0.61	0.61
Net profit	16.01	17.05	0.48	0.48
Net profit after deduction of non-operating items	16.48	17.55	0.50	0.50



PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

5. Changes in shareholders' funds during the reporting period:

Unit: Rmb'000

	Share capital	Capital reserve	Surplus reserve	Statutory public welfare fund	Undistributed profit	Total shareholders' fund
As at 1 January 2003	2,960,874	3,078,693	484,078	242,039	1,281,803	7,805,448
Increase during 2003	1,435	4,955	286,516	143,258	1,432,579	1,725,485
Decrease during 2003	—	—	—	—	582,665	582,665
As at 31 December 2003	2,962,309	3,083,648	770,594	385,297	2,131,717	8,948,268

Reasons for the changes:

(1) Share capital: The Company issued convertible debentures for A shares of Rmb1.5 billion in the PRC from 15 March 2000 to 17 March 2000. Such debentures had been converted into 1,434,973 A shares during the period from 1 January 2003 to 31 December 2003;

(2) Capital reserve increased by Rmb4,955,000, of which conversion of convertible debentures A shares increased by Rmb2,966,000, the write off of payables increased by Rmb1,913,000 and donated assets amounted to Rmb76,000;

(3) The changes in surplus reserve and statutory public welfare were due to the contribution of 10% of profit after tax to the statutory surplus reserve and statutory public welfare fund respectively;

(4) The changes in undistributed profit were due to the net profit amounting to Rmb1,432,579,000 generated for the year, the contribution to the statutory surplus reserve and statutory public welfare fund of Rmb286,516,000 as well as the distribution of dividends of Rmb296,149,000.



I am pleased to submit the Annual Report of the Group for the year ended 31 December 2003 and extend my gratitude to all the shareholders on behalf of the board of directors of Angang New Steel Company Limited.

OPERATING RESULTS FOR 2003

In accordance with IFRS, the Group recorded a net profit of Rmb1,433,002,000 for the year ended 31 December 2003, representing an increase of 139.51% as compared with the previous year, and basic weighted average earnings per share was Rmb0.484.

In accordance with PRC Accounting Rules and Regulations, the Group recorded a net profit of Rmb1,432,579,000 for the year ended 31 December 2003, representing an increase of 140.94% as compared with the previous year, and basic weighted average earnings per share was Rmb0.484.

PROFIT APPROPRIATION

In accordance with PRC laws and regulations and the Articles of Association of the Company, the Group contributed Rmb143,258,000 from its net profit of Rmb1,432,579,000 for 2003 under PRC Accounting Rules and Regulations to the statutory surplus reserve and Rmb143,258,000 to the statutory public welfare fund. Together with the undistributed profit of Rmb1,281,803,000 at the beginning of the year, the profit attributable to shareholders amounted to Rmb2,427,866,000. The board has recommended a dividend of Rmb0.2 per share (inclusive of tax) for 2003. This dividend proposal is subject to shareholders' approval at the 2003 annual general meeting.

BUSINESS REVIEW

1. Production of major products: In 2003, the Company produced 4,401,700 tonnes of steel products, representing an increase of 2.28% as compared with the previous year, of which cold rolled sheets accounted for 1,728,900 tonnes, representing an increase of 19.90% as compared with the previous year; wire rods accounted for 723,800 tonnes, representing a decrease of 21.53% as compared with the previous year; thick plates accounted for 850,000 tonnes, representing a decrease of 15.46% as compared with the previous year; and the large steel products accounted for 1,099,000 tonnes, representing an increase of 17.69% as compared with the previous year. The Steel Smelting Plant of the Company produced 2,855,800 tonnes of steel in 2003, representing an increase of 13.28% as compared with the previous year.

2. Leveraged the Company's existing centralized and unified management system to overcome the problem of shortage in resources. The Company also strived to maximize results and fully utilize the production capacity of high margin products.

3. The Company actively seized on opportunities to grow its market share. Analyzing the market in a dynamic approach, the Company adopted a flexible pricing strategy which resulted in significant increases in product prices as compared with the beginning of the year.

4. The Company strived to develop relationships with new users and dedicated its efforts to enhance the sales of customised high quality products. The Company secured 15 new direct users in the year and realized its target of orders by direct users to represent 54.7% of total sales volume. The Company also focused on major construction projects such as domestic railways, bridges and the west-east pipeline project, and other major State projects and was able to secure 9 tender contracts in the year. The Company actively developed the international market for cold rolled products, thick plates, wire rods and heavy rails. The Company exported approximately 622,600 tonnes of steel and processed steel products for export.

   In 2003, the Company sold 4,369,100 tonnes of steel products.

5. Strengthened technological renovation to build a advanced production base.

   In 2003, the Company completed a number of technological renovation projects. The Company completed the redevelopment and expansion of the cold rolled production lines. Nos. 1 and 3 galvanization production lines, color coating steel sheet production lines and the galvanization production lines in Dalien, a major investment project with Thyssen Krupp Stahl AG ("Thyssen"), were all completed with successful trial production. The thick plate plant renovation project was successfully completed which enabled the enhancement of the production capacity and quality of thick plates. Through a series of technological renovation projects, the Company now has a range of high-end products such as cold rolled thin sheets, wide thick plates, heavy rails and large steel products.

6. Strengthened research and development and enhanced products' competitiveness. The Company developed and tested a total of new 47 products in the year, of which 05 grade cold rolled sheets was successfully developed and was applied on vehicles surface plates, enabling the Company to become the second steel products enterprise to produce high-end cold rolled plates for vehicles.

CORPORATE GOVERNANCE

1. Structure of Corporate Governance

The Company operates strictly in accordance with the requirements of the Company Law, Securities Law, relevant rules of the China Securities Regulatory Commission as well as the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited and the Rules Governing the Listing of Shares of the Shenzhen Stock Exchange. In addition, the Articles of Association of the Company were amended with reference to the Rules for Corporate Governance of Listed Companies to establish a sound corporate governance system.

Special committees have been set up by the Board with independent directors acting as chairmen of the Remuneration and Appraisal Committee, the Audit Committee and the Nomination Committee, and accounting for the majority of such committees' members.

2. Discharge of Duties by Independent Directors

The Company has appointed independent directors and established guidelines for the independent directors. The independent directors have discharged their duties in accordance with the requirements of the relevant laws and regulations, and had expressed their independent opinion on material matters of the Company in order to safeguard the interests of the Company as well as the minority shareholders.

3. The Company's Capacity to Operate for its Own Account

The Company and controlling shareholders are totally independent of each other in terms of business, staffing, assets, organization, finance, etc. The independent establishment and operation thereof are in compliance with the requirements of relevant legislation. The Company is an independent and complete business and has the capacity to operate for its own account.

4. Appraisal and Incentive Mechanism for the Senior Management

The Company has set up position-based and risk-based salary schemes for senior management. The position-based salary scheme is linked to the Company's overall operating results while the risk-based salary system is linked to the performance and responsibilities assumed by individuals.

DEVELOPMENT PLAN FOR THE NEW YEAR

The Board is of the opinion that there are both favorable and unfavorable external factors which could affect the development of the Company in 2004. As far as the unfavorable factors are concerned, due to the rapidly growing demand and production output of steel products in the domestic market, competition among iron and steel enterprises will expand into upstream product markets, which will drive up the upstream raw material prices. In addition, the outlook on market competition in both domestic and overseas market is not positive. With major steel production countries accelerating the setting up of multi-national companies, capital investment on products and export of core technology will increase. At the same time, increase in production capacity in the domestic steel market is expected to result in oversupply.

DEVELOPMENT PLAN FOR THE NEW YEAR *(continued)*

On the positive aspects, it is expected that China's national economy will continue its strong growth in 2004, which will drive the demand for iron and steel products. In the meantime, the state policy on reviving north-east traditional industrial bases should also provide market opportunities for the Company. As far as internal factors are concerned, with the completion of construction and commencement of operation for renovation projects, such as the Large Section Plant, improvement and expansion of the production facilities at the Cold Rolling Plant, galvanized rods, colour coating rods and thick plate plants, the Company should be better positioned to face domestic and overseas market competition. The Company will quickly adapt to its new equipment and technology in order to translate its equipment advantage into product and earnings advantage as a way to further develop the Company's operations.

Proposed measures for the production and operations of the Company in 2004 are as follows:

1. Consolidate the centralized and unified management system for production; optimize production system to ensure production scale.

2. Strengthen the capability of technological innovation; improve product positioning and enhance the core competitiveness of the Company on a continuous basis.

3. Strive to enhance sales management, strengthen the technical support to direct users, stabilize sales channels and build long term positive partnership with users.

4. Optimize the structure of labor force in order to continue staffing reforms.

5. Take advantage of its exchange listing status; strengthen capital utilization; accelerate the diversified development of the Company's operations.

LIU JIE
Chairman

16 April 2004
Anshan City, the PRC

MOVEMENT IN SHARE CAPITAL

As at 31 December 2003, the equity structure of the Company was as follows:

Unit: share

	Beginning of the year	Interest (decrease) during the year (+/-) Share placement	Bonus issue	Shares converted from public surplus fund	Other (debentures converted shares)	Sub-total	End of the year
1. Unlisted shares							
1. Shares of promoter	1,319,000,000	—	—	—	—	—	1,319,000,000
comprising:							
Shares held by the State	—	—	—	—	—	—	—
Domestic legal person shares	1,319,000,000	—	—	—	—	—	1,319,000,000
Shares held by overseas legal persons	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—
2. Shares of legal persons through public offer	—	—	—	—	—	—	—
3. Shares of internal employees	—	—	—	—	—	—	—
4. Preferred Shares or others comprising: converted shares	—	—	—	—	—	—	—
Total unlisted shares	1,319,000,000	—	—	—	—	—	1,319,000,000
2. Listed shares							
1. Renminbi ordinary shares	751,873,679	—	—	—	1,434,973	1,434,973	753,308,652
2. Domestic listed foreign invested shares	—	—	—	—	—	—	—
3. Overseas-listed foreign invested shares	890,000,000	—	—	—	—	—	890,000,000
4. Others	—	—	—	—	—	—	—
Total listed shares	1,641,873,679	—	—	—	1,434,973	1,434,973	1,643,308,652
3. Total number of shares	2,960,873,679	—	—	—	1,434,973	1,434,973	2,962,308,652

DETAILS OF SHAREHOLDERS

1. At the end of the reporting period, the total number of shareholders was 170,377, of which 382 were holders of H shares.

2. As at 31 December 2003, the top 10 major shareholders of the Company and their respective shareholdings were as follows:

Name of shareholder	Increase/ decrease in 2003 (share)	Number of shares held at the end of the year (share)	Percentage (%)	Class of shares	Number of shares pledged or charged	Type of shareholder
Angang Holding	—	1,319,000,000	44.53	Non public-traded	—	State-owned shareholder
HKSCC Nominees Limited	+18,578,000	877,537,999	29.62	H Shares in circulation	Unknown	Foreign shareholder
漢興證券投資基金	+35,487,921	35,487,921	1.20	A Shares in circulation	Unknown	
銀豐證券投資基金	+19,725,327	19,725,327	0.67	A Shares in circulation	Unknown	
泰和證券投資基金	+14,678,793	14,678,793	0.50	A Shares in circulation	Unknown	
普豐證券投資基金	+9,587,340	11,093,676	0.37	A Shares in circulation	Unknown	
廣發聚富開放式證券投資基金	+9,670,716	9,670,716	0.33	A Shares in circulation	Unknown	
天元證券投資基金	+8,169,510	8,169,510	0.28	A Shares in circulation	Unknown	
長城久恒平衡型證券投資基金	+7,107,087	7,107,087	0.24	A Shares in circulation	Unknown	
富國動態平衡證券投資基金	+7,100,000	7,100,000	0.24	A Shares in circulation	Unknown	

Note: Details of the connected relationship amongst, or concert action of, the top 10 major shareholders

Angang Holding, the largest shareholder of the Company, has no relationship with any of the other shareholders listed in the top 10 shareholders of the Company nor is Angang Holding a party to any concert action as described the Procedures for the Administration of Information Disclosure for Movement in Shareholding Held by Shareholders of Listed Companies of the PRC. The Company is not aware of any relationship between the other shareholders of the Company or whether such shareholders are parties to any concert action.

DETAILS OF SHAREHOLDERS *(continued)*

3. Details of the controlling shareholder of the Company

The controlling shareholder of the Company is Angang Holding.

Legal representative:	Liu Jie
Year of incorporation:	1948
Principal business:	Production of steel products, metal products (non-franchise), cast iron tubes, metal structures, metal wire and products, sintering and coking products, cement, power generation, metallurgical machinery and parts, electrical machinery, electricity transmission and supply and control facilities and meters, mining of iron and manganese ores, refractory earth and stone extraction.
Principal products:	Steel pressing products and metal products
Registered capital:	Rmb10,794,160,000
Shareholding structure:	Wholly-owned by the State

4. Other Legal person shareholders holding over 10% of the shares

HKSCC Nominees Limited holds 29.62% of the shares of the Company. HKSCC Nominees Limited acts as an agent.



1. On 23 May 2003, the Company convened its 2002 annual general meeting at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City. The meeting was attended by shareholders present in person or by proxy holding 2,178,653,999 shares, representing 73.57% of the total share capital of the Company, and was validly constituted by virtue of the Articles of Association of the Company. The following resolutions were considered and approved at the meeting:

   (1) the 2002 working report of the Board;

   (2) the 2002 report of the Supervisory Committee;

   (3) the 2002 audited financial statements of the Company;

   (4) the profit distribution proposal of the Company for 2002;

   (5) the remuneration of the Directors and the Supervisors of the Company for 2002;

   (6) the re-appointment of KPMG and KPMG Huazhen as the Company's international and domestic auditors respectively for 2003 and the authorization to the Board to determine the auditors' remuneration;

   (7) To elect Liu Jie, Yang Hua, Cai Denglou, Yao Lin, Li Zhongwu, Zhang Lifen, Fu Jihui, Fu Wei, Yu Wanyuan, Yao Weiting, Wang Linshen, Liu Yongze and Francis Li Chak Yan as the Directors of the Company and form the third Board of Directors of the Company.

   (8) To elect Qi Cong, Zhou Fa and Xing Guibin as the Supervisors of the Company and form the third Supervisory Committee of the Company.

   The announcement of the above-mentioned meeting was published in the China Securities Journal and the Securities Times in the PRC, and The Standard and the Hong Kong Economic Times on 24 May 2003.

2. On 19 December 2003, the Company convened an extraordinary general meeting for 2003 at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City. The meeting was attended by shareholders present in person or by proxy holding 2,327,173,458 shares, which represented 78.57% of the total share capital of the Company, and was validly constituted by virtue of the Articles of Association of the Company. The following resolution was considered and approved at the meeting:

(1) To approve the Company's "2004-2006 Supply of Materials and Services Agreement".

The above resolution constituted a connected transaction between the Company and its controlling shareholder, therefore, the controlling shareholder, Angang Holding, did not participate in voting.

The announcement of the above-mentioned meeting was published in the China Securities Journal and the Securities Times in the PRC, and the The Standard and the Hong Kong Economic Times on 20 December 2003.



DIRECTORS AND SUPERVISORS

1. Members of the Board

Executive Directors

Mr. Liu Jie, aged 60, is the Chairman of the Company and the General Manager of Angang Holding. Mr. Liu had worked in Wuhan Iron & Steel Complex for 27 years and held various senior positions including Plant Manager of the Hot Strip Plant and the First Deputy General Manager and Chief Engineer of Wuhan Iron & Steel Complex. Mr. Liu joined Angang Holding in 1994 as the General Manager. He is a Senior Engineer and Fellow of the PRC Faculty of Engineering. He is also an Alternate Member of the 16th Congress and a Representative in the 10th National People's Congress. Mr. Liu has been awarded the title of Technology Progress Reward by the Ho Leung Ho Li Foundation (何梁何利基金科技進步獎) and Specialist with Outstanding Contribution to the State (對國家有突出貢獻的專家獎) by the PRC government in 1998. He has also received several National Science Progress Awards from the PRC government and enjoyed special government subsidy. Mr. Liu graduated from Wuhan Institute of Iron and Steel with a Bachelor's degree and from the postgraduate program of Beijing Institute of Iron and Steel in metallurgical engineering.

Mr. Yang Hua, aged 42, is the Vice Chairman of the Company and the Deputy Secretary to the Party Committee of Angang Holding and an associate professor. Mr. Yang graduated from the Faculty of Philosophy of Beijing University in 1990 with a Master's degree. He joined Angang Holding in the same year and had been a Deputy Head of the Education Division of Angang Party School, Deputy Secretary to the Party Committee of Iron Smelting Plant and Half Continuous Rolling Plant of Angang Holding, Secretary to the Party Committee of Iron Smelting Plant of Angang Holding, the Head of Angang Holding Office, Assistant to General Manager of Angang Holding.

Mr. Cai Denglou, aged 59, is the Vice Chairman of the Company and a Deputy General Manager of Angang Holding and a senior engineer. Mr. Cai graduated from Beijing Institute of Iron and Steel with a Bachelor's degree in metallurgical engineering in 1967. He joined Angang Holding in 1983 and has been a Deputy Manager and the Manager of 鞍鋼建設公司, Assistant to General Manager and the Head of the Facility Division of Angang Holding.

Mr. Yao Lin, aged 39, is a Director and the General Manager of the Company and a senior engineer. Mr. Yao joined Angang Holding in 1988 and has held various positions including Assistant to Plant Manager, Deputy Plant Manager and Plant Manager of Cold Rolling Plant. Mr. Yao graduated from Dalian Polytechnic University with a Master's degree in business administration.

DIRECTORS AND SUPERVISORS *(continued)*

1. Members of the Board *(continued)*

Executive Directors *(continued)*

Mr. Li Zhongwu, aged 41, is a Director and a Deputy General Manager of the Company and a senior engineer. Mr. Li graduated from the Faculty of Steel Smelting of Anshan Institute of Iron and Steel in 1987 with a Bachlor's degree. He joined Angang Holding in the same year and had been a Deputy Plant Manager and the Plant Manager of Steel Smelting Plant of Angang Holding, a Deputy General Manager of 鞍鋼國貿公司 (Angang International Trading Group) and the Head of its Steel and Iron Sales Department.

Ms. Zhang Lifen, aged 39, is a Director and a Deputy General Manager of the Company and a senior engineer. Ms. Zhang joined Angang Holding in 1986 and has been Assistant to Plant Manager, Deputy Plant Manager, Acting Plant Manager and Plant Manager of Wire Rod Plant of Angang Holding. Ms. Zhang graduated and received a Master's degree in metallurgical material engineering from Beijing Science and Technology University.

Mr. Fu Jihui, aged 52, is a Director and a Deputy General Manager and the Company Secretary of the Company and a senior accountant. Mr. Fu joined Angang Holding in 1969 and has held various positions including Deputy Manager of the Finance and Accounting Department. Mr. Fu graduated with a Master's degree in industrial accounting from Northeastern University of Finance and Economics.

Mr. Fu Wei, aged 44, is a Director and the Deputy General Manager of the Company and a senior engineer. Mr. Fu joined Angang Holding in 1968 and has held various positions including an Assistant to the Plant Manager and the Head of the Mechanical Division of Cold Rolling Plant of Angang Holding, Chairman of the Workers' Union, the Head and Assistant to the General Manager and the Head of the Facility Division. Mr. Fu graduated from the Anshan Institute of Iron and Steel with a Bachelor's degree.

Non-executive Director

Mr. Yu Wanyuan, aged 43, is a Director of the Company and Deputy General Manager of Angang Holding and a senior accountant. Mr. Yu joined Angang Holding in 1998. Mr. Yu graduated from Northeast University with a Bachelor's degree in mechanical engineering. He studied at the Economic College of Xiamen University in 1984 and obtained a second Bachelor's degree in engineering management from Northeast University in 1990. Mr. Yu held the positions of Deputy Director of Financial Department of Northeast University, Accounting Director of Shenyang Xinji Real Estate Development Company, Deputy Chief Accountant of Northeast University, Assistant to General Manager, Deputy Chief Accountant and Head of the Department of Finance and Accounting of Angang Holding.

DIRECTORS AND SUPERVISORS *(continued)*

1. Members of the Board *(continued)*

Independent Directors

Mr. Wang Linsen, aged 66, is an independent Director of the Company and currently a consultant to the Metallurgical Legal Centre and a professor-grade senior engineer. Mr. Wang graduated from the Beijing Teacher's Institute with a Bachelor's degree in 1962. He once worked as Supervisor of the Office of the Ministry of Metallurgical Industry, Head of the System Reform Department of the Ministry of Metallurgical Industry, Head of Legal System Reform of the Ministry of Metallurgical Industry, Deputy Governor of China Metallurgical Enterprises Management Association.

Mr. Yao Weiting, aged 57, is an independent Director of the Company and a registered accountant and a senor accountant in the PRC. He is currently the Deputy General Manager of Air China Holdings as well as Managing Governor of the China Chief Accountant Association, a member of the China Civil Aviation Technological Assessment Commission and the General Affairs Officer of the China Communication Accounting Association. Mr. Yao once served as General Manager of the Sales Division of Wuhan Iron and Steel Company, Deputy Head of the Economic Regulation Department of the Ministry of Metallurgical Industry, Deputy Director of Office 15 of the Supervisory Committee of the Central Enterprises Working Committee of the Central Communist Party and Chief Accountant of Air China.

Mr. Liu Yongze, aged 54, is an independent Director of the Company and a registered accountant in the PRC and a senior accountant. Mr. Liu graduated from the accounting faculty of Dongbei Finance and Economics University with a Doctor's degree. Mr. Liu was a professor , vice officer and officer of the accounting faculty of Dongbei Finance and Economics University and is currently the dean of the accounting faculty of Dongbei Finance and Economics University.

Mr. Francis Li Chak Yan, aged 37, is currently a partner of Paul, Hastings, Janofsky & Walker LLP in association with Koo and Partners and an independent Director and a practising lawyer in Hong Kong. He graduated from the City University of Hong Kong in Hong Kong laws with a Bachelor's degree (upper second honour) in law in 1994. He was a lawyer at Coudert Brothers and vice president of DBS Asia Capital Ltd..

DIRECTORS AND SUPERVISORS *(continued)*

2. Members of the Supervisory Committee

Mr. Qi Cong, aged 58, is the Chairman of the Supervisory Committee of the Company and a member of the senior management of Angang Holding and a senior engineer. Mr. Qi joined Angang Holding in 1970 and has held various positions including Deputy Plant Manager of the Oxygen Plant, Plant Manager of the Gas Plan, Manager of the Corporate Legal Department, Manager of the Corporate Management Department of Angang Holding. Mr. Qi graduated from Qing Hua University with a Bachelor's degree.

Mr. Zhou Fa, aged 58, is a supervisor of the Company and Chairman of the Labour Union of the Company. Mr. Zhou joined Angang Holding in 1985. He graduated from Institute of International Studies of the People's Liberation Army majoring in foreign diplomatic relations.

Mr. Xing Guibin, aged 49, is a supervisor of the Company. Mr. Xing joined the Steel Smelting Plant No. 1 of the Company in 1982 and is currently the secretary to a branch of the Party of the Company in the continuous casting operation area. He was accredited as a model labour worker by Angang Holding in 1991; and accredited as a special model labour worker in by the Anshan Municipal Government in 1993 and was recognized as a model labour worker in the national metallurgical industry in 1994 and a national model labour worker by the State Council in 1993. He was granted one of the top ten national outstanding youths award by the Communist Youth Party of the central government in 1993 and was accredited an outstanding member of the Communist Party by the Liaoning Provincial Commission in 1993.

The Board is pleased to present this annual report and the audited financial statements for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The Company is a large scale steel producer based in the PRC. It is principally engaged in the production and sale of billets, wire rods, thick plates, cold rolled sheets, galvanized steel sheet, colour coating plates and large steel products. The domestic market share of cold rolled sheets, thick plates, wire rods and large steel products are 18.4%, 4.5%, 2% and 30%, respectively.

The segmental information of principal operating revenue and profit from the principal operations of the Company by products for the reporting period (in accordance with PRC Accounting Rules and Regulations):

Unit: Rmb'000

Products	Income from principal activities	Cost of principal activities	Business tax and surcharges of principal activities	Profit from principal activities	Gross profit margin (%)	Percentage change of income from principal activities compared with previous year Increase (+) /decrease (-) (%)	Percentage change of cost of principal activities compared with previous year Increase (+) /decrease (-) (%)	Percentage change of profit from principal activities compared with previous year Increase (+) /decrease (-)	Gross profit margin Increase (+) /decrease (-) (%)
Cold rolled sheets	6,233,339	5,515,117	17,314	700,908	11.52	44.87	43.73	53.94	6.47
Thick plates	2,768,789	1,964,154	8,485	796,150	29.06	19.91	-4.96	235.11	176.76
Wire rods	1,727,071	1,476,719	2,869	247,483	14.50	4.45	-6.26	229.31	206.55
Large steel products	2,976,174	2,483,080	8,075	485,019	16.57	35.39	45.90	-1.21	-26.62
Steel billets	815,363	744,026	1,845	69,492	8.75	165.03	153.93	408.91	83.82
Including: connected transactions	2,097,280	1,917,106	5,569	174,605	8.59	73.48	75.43	53.96	-10.61

The pricing policy for connected transactions

Not less than the average of the selling prices between the Company and independent third parties during the previous month.

PRINCIPAL ACTIVITIES *(continued)*

Rationale for connected transactions

Steel production has the relatively higher continuity. The Company relies on Angang Holding and its subsidiaries for the supply of most of its raw materials and sells part of its products to Angang Holding and its subsidiaries. Therefore, such connected transactions will continue in the future operations of the Company.

Note:

1. *Increase in income from cold rolled sheet (as a principal operation) over the previous year was mainly due to an increase in sales volume of cold rolled sheet, increase in the proportion of high value-added products and a rise in price of products. In 2003, sale volume of cold rolled sheet increased 17.88% over the previous year; price of cold rolled products increased by 24.98% over the previous year.*

2. Increase in costs for cold rolled sheet (as a principal operation) over the previous year was mainly due to an increase in sales volume and purchase prices for raw materials of cold rolled sheet;

3. Increase in gross profit margin of cold rolled sheet over the previous year was mainly due to an increase in price of products and increase in the proportion of high value-added products.

4. The significant increase in gross profit margin of thick plates over the previous year was due to an increase in the proportion of high value-added products for thick plates and a rise in price of thick plate products and higher growth rate of selling price per unit as compared with the growth rate of cost per unit. The product sales settlement price in 2003 increased by 46.17% as compared with the previous year, while the cost of selling per unit increased by 15% as compared with the previous year.

5. The significant increase in profit and gross profit from wire rods (as a principal operation) over the previous year was due to an improvement in products sales structure and an increase in product price and the rate of income per unit being higher than the increase rate of cost per unit. The unit price of products sold in 2003 increased by 29.40%, while selling cost per unit increased by 16.01% over the previous year.

6. The significant increase in income from large steel products (as a principal operation) over last year was due to an increase in sales volume, an increase in the sales ratio of high value-added products and a rise in product price. Sales volume of large steel products increased by 31.37% in 2003 over the previous year, while the product sales settlement order price increased by 4.23% over the previous year.

7. The significant increase in the cost of large steel products (as a principal operation) over last year was due to the increase in sales volume and the rise in the procurement costs of raw materials.

8. The decrease of the gross profit in large steel products over the previous year was due to the increase rate of the unit price of products sold is less than the increase rate of cost per unit. The unit price of products increased by 4.23% over last year, while the cost per unit increased by 12.99% over the previous year.

PRINCIPAL ACTIVITIES *(continued)*

Note: (continued)

9. The significant increase in income from billet products (as a principal operation) over the previous year was due to an increase of sales volume and the rise in the price of products. The sales volume of billets in 2003 increased by 130.14% over the previous year. The unit price of products increased by 16.42% over the previous year.

10. The increase in the cost of billet products (as a principal operation) was due to the increase in sales volume and the rise in the procurement costs of raw materials.

11. The relatively significant increase in the profit and gross profit of billets products (as a principal operation) was due to the increase in income which was higher than the increase in costs.

All of the Company's business operations are conducted in the PRC.

Description of the revenue and profit from principal operations of the Company by geographical locations in the year (in accordance with PRC Accounting Rules and Regulations)

Unit: RMB'000

Regions	Income from principal operations	Profit from principal operations	Increase/decrease of income from principal operations compared with previous year (%)	Increase/decreawe of profit from principal operations compared with previous year (%)
Northeast China	5,970,757	996,117	58.58	90.77
North China	1,148,747	201,560	23.89	80.74
East China	4,314,257	675,091	34.15	103.73
South China	1,682,783	244,043	-12.60	33.70
Central south China	390,275	62,552	20.73	23.17
Northwest China	246,351	43,867	32.24	11.01
Southwest China	120,016	24,376	72.38	130.73
Export sales	647,550	51,446	76.97	91.36
Total	14,520,736	2,299,052	34.81	80.65

Explanations of the material changes in principal operations or their structure and the profitability of principal operations in the reporting period as compared with the previous reporting period.

The increase in profitability of the Company's principal operations during the year was attributable to the Company's realignment of its product mix, expansion in the proportion of high value-added products and higher the increase in product prices was higher than the increase in product costs.

The price of steel products of the Company increased by 27.11% in 2003 over the previous year, while the product costs increased by 20.86% over the previous year.

PROFIT DISTRIBUTION PROPOSAL FOR THE YEAR

The Board recommends a distribution of dividend for 2003 of Rmb0.2 (tax inclusive) in cash per share. The proposal is subject to the approval at the Company's annual general meeting for 2003. After approval at the annual general meeting, the dividend will be payable to the holders of H shares of the Company whose names appear on the register of members of the Company at the close of trading on 15 May 2004.

PROFIT DISTRIBUTION FOR THE REPORTING PERIOD

The Company held its annual general meeting for 2002 on 23 May 2003, at which the profit distribution proposal for 2002 was passed. It was resolved that a cash dividend of Rmb1 for every 10 shares be paid. On 11 June 2003, the Company paid cash dividends to its holders of H shares at the applicable exchange rate of HK$100 to Rmb106.096, being the average basic exchange rate between Renminbi and Hong Kong dollar as announced by the Bank of China for one calendar week preceding the date appointed for the holding of the general meeting. The cash dividend actually paid to holders of H shares is HK$0.0943 per share. On 11 June 2003, the Company paid cash dividend to holders of domestic listed A shares and State-owned legal person shares. As at the registration date of 10 June 2003, the Company had 752,384,684 listed A shares and 1,319,000,000 State-owned legal person shares. Cash dividends of Rmb1 for every 10 shares were distributed.

SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT

As at 31 December 2003, interests in the Company's issued share capital held by directors, supervisors and senior management were as follows:

Name	Position	Terms of appointment	Number of shares held as at 1 January 2003 (share)	Change during the year (share)	Number of shares held as at 31 December 2003 (share)
LIU Jie	Chairman of the Board	2003.5-2006.5	5,000	0	5,000
YANG Hua	Vice Chairman	2003.5-2006.5	0	0	0
CAI Denglou	Vice Chairman	2003.5-2006.5	0	0	0
YAO Lin	Director, General Manager	2003.5-2006.5	5,000	0	5,000
LI Zhongwu	Director, Deputy General Manager	2003.5-2006.5	0	0	0
ZHANG Lifen	Director, Deputy General Manager	2003.5-2006.5	0	0	0
FU Jihui	Director, Deputy General Manager	2003.5-2006.5	5,000	0	5,000
FU Wei	Director, Deputy General Manager	2003.5-2006.5	9,000	0	9,000
YU Wanyuan	Non-executive Director	2003.5-2006.5	0	0	0
WANG Linsen	Independent non-executive Director	2003.5-2006.5	0	0	0
YAO Weiting	Independent non-executive Director	2003.5-2006.5	0	0	0
LIU Yongze	Independent non-executive Director	2003.5-2006.5	0	0	0
Francis LI Chak Yan	Independent non-executive Director	2003.5-2006.5	0	0	0
QI Cong	Chairman of the Supervisory Committee	2003.5-2006.5	0	0	0
ZHOU Fa	Supervisor & Chairman of the Labour Union	2003.5-2006.5	5,000	0	5,000
XING Guibin	Supervisor	2003.5-2006.5	0	0	0
MA Lianyong	Chief Accountant	2002.3-present	0	0	0

SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT *(continued)*

1. Mr. LIU Jie, Chairman of the Board of the Company, has served as the General Manager of Angang Holding, the controlling shareholder of the Company, since December 1994.

2. Mr. Yang Hua, Vice-Chairman of the Board of the Company, has served as the Deputy Secretary to the Party Committee of Angang Holding since December 2001.

3. Mr. CAI Denglou, Vice-Chairman of the Board of the Company, has served as the Deputy General Manager of Angang Holding since January 1999.

4. Mr. YU Wanyuan, Non-executive Director of the Company, has served as the Deputy General Manager of Angang Holding since December 2001.

5. Mr. QI Cong, Chairman of the Supervisory Committee of the Company, has served as a member of the senior management of Angang Holding since November 1998.

REMUNERATION OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The remuneration of the directors and supervisors was proposed by the Remuneration and Review Committee under the Board. It was considered by the Board and will be approved by the shareholders at the general meeting. The remuneration was determined on the basis of the status of the operations of the Company and of the remuneration paid by similar enterprises in the mainland.

The total remuneration payable to directors, supervisors and senior management of the Company in 2003 was Rmb1,793,000. The total remuneration payable to the three directors with highest remuneration, who are also the members of the senior management, were Rmb466,000. The director's fee payable to Yu Wanyuan, a non-executive Director, was Rmb120,000; the director's fee payable to Wang Linsen, Yao Weiting and Liu Yongze, independent Directors, were Rmb30,000 respectively; the director's fee payable to Liu Yongze, an independent director, was Rmb30,000; the director's fee payable to Francis Li Chak Yan, an independent Director, was HK$30,000. The number of directors, supervisors and senior management whose remuneration was in the band of Rmb50,000 - 100,000 was 1; whose remuneration was in the band of Rmb100,000 - 120,000 was 2; whose remuneration was in the band of Rmb120,000-140,000 was 6; and whose remuneration was in the band of over Rmb140,000 was 3. In 2003, the five highest paid staff of the Company were Directors of the Company.

RESIGNATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

The Company convened the 2002 annual general meeting on 23 May 2003, at which Messrs. Liu Jie, Yang Hua, Cai Denglou, Yao Lin, Li Zhongwu, Ms. Zhang Lifen, Messrs. Fu Jihui and Fu Wei were elected as executive Directors of the Company, Mr. Yu Wanyuan was elected as non-executive Director of the Company and Messrs. Wang Linsen, Yao Weiting, Liu Yongze and Francis Li Chak Yan were elected as independent Directors of the Company to form the third Board of the Company.

The Company convened the 2002 annual general meeting on 23 May 2003, at which Messrs. Qi Cong, Zhou Fa and Xing Guibin were elected as supervisors of the Company to the third Supervisory Committee of the Company.

OPERATIONS AND RESULTS OF THE MAJOR CONTROLLING COMPANY AND INVESTEE COMPANIES

The establishment of ANSC-TKS Galvanizing Co., Ltd. (the "JVCo"), a company jointly invested and established by the Company and Thyssen Krupp Stahl AG with a registered capital of US$60 million, was completed in December 2003. The JVCo is engaged in the production of galvanized steel sheets. Each of the investing parties holds 50% equity interest therein. As at 31 December 2003, total assets of the JVCo amounted to Rmb1,248,991,000.

Angang Shenyang Steel Product Processing & Distribution Company Limited (the "Processing Company") (鞍鋼瀋陽鋼材加工配送有限公司), is a company jointly invested and established by the Company, Angang New Steel and Iron Company Limited ("ANSI") and 鞍鋼國貿公司 (Angang International Trading (Group) Company) ("AITG") with a registered capital of Rmb48,000,000. The Company holds a 30% stake therein. The Processing Company is mainly engaged in processing cold-rolled plates and hot-rolled plates. As at 31 December 2003, total assets and shareholders' funds of such company amounted to Rmb64,218,000 and Rmb50,369,000 respectively. For the year 2003, its income from principal operations amounted to Rmb81,053,000 and net profit amounted to Rmb20,000.

MAJOR SUPPLIERS AND CUSTOMERS

The cost of purchase from the Company's five largest suppliers represented 93.04% of the Company's total purchase for the year, of which purchases from the largest supplier represented 90.57% of the Company's total purchases. The sales to the Company's five largest customers in aggregate represented 29.07% of the Company's total turnover for the year and the largest customer accounted for 14.44%.

ANSI is a subsidiary of Angang Holding, the controlling shareholder of the Company and the largest supplier of materials to the Company.

THE CODE OF BEST PRACTICE

In the opinion of the Directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules since the listing of the Company's shares on the Stock Exchange on 24 July 1997.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the directors and supervisors of the Company has entered into a service contract with the Company for an initial term of 3 years commencing from 23 May 2003. The newly elected directors and supervisors hold the same tenure as that of the other members of the Board and the Supervisory Committee. No director or supervisor has entered into any service contract with the Company which may not be terminated by the Company within one year without compensation other than statutory compensation.

PURCHASE, SALE AND REDEMPTION OF SECURITIES

In 2003, the Company issued 1,434,973 A shares in respect of the conversion of the convertible debentures issued by the Company in March 2000. Other than these A shares issued upon such conversion, there were no other purchase, sale or redemption by the Company or any of its subsidiaries of its securities during the year.

PRE-EMPTIVE RIGHTS

In accordance with the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS

During the year, none of the directors or supervisors of the Company had any material interests in any contracts in which the Company, or the holding Company or any of its subsidiaries were involved in.

TRUST DEPOSITS

As at 31 December 2003, the Group did not have any trust deposits placed with any non-banking financial institutions in the PRC and did not encounter any difficulties in making withdrawals of the Group's fixed deposits with banks.

FIXED ASSETS

Movements in the fixed assets during the year are set out on pages 89 to 90 and pages 137 to 139 of this report.

CONVERTIBLE DEBENTURES

Details of the convertible debentures are set out on page 100 and page 145 of this report.

RESERVES

Movements in the reserves during the year are set out on pages 101 to 102 and pages 148 to 149 of this report.

STATUTORY PUBLIC WELFARE FUND

Details of the statutory public welfare fund in terms of its nature, application, movement and basis of calculation (including the percentage used and amount of profits for calculation) are set out on page 102 and pages 148 to 149 of this report.

EMPLOYEE RETIREMENT SCHEME

Details of the employee retirement scheme of the Company are set out on page 110 and page 154 of this report.

CONNECTED TRANSACTIONS

Details of connected transactions for the year are set out on pages 106 to 110 and pages 151 to 153 of this report. The independent non-executive Directors of the Company has confirmed that (i) all connected transactions entered into by the Company during 2003 have been entered into in the ordinary and usual course of business, either on normal commercial terms or on terms that are fair and reasonable so far as the shareholders are concerned; and (ii) the consideration of each of the connected transactions has not exceeded the respective prescribed cap as granted by the Stock Exchange.

FIVE-YEAR SUMMARY

A summary of the results and of the asset and liabilities of the Company for the past five years is set out on page 158 of this report.

CHAPTER 13 DISCLOSURE

The Directors confirmed that there were no matters occurring in 2003 which would have given rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing rules. The Company's controlling shareholder did not pledge any of its shares in the Company to secure any debts, guarantees or other support of obligations of the Company, nor make any loan agreements imposing specific obligations on the controlling shareholders.

CHANGES IN ACCOUNTING POLICY AND ACCOUNTING ESTIMATES OR CORRECTION OF MATERIAL ACCOUNTING ERRORS

The information and impact of the changes in accounting policies and accounting estimates or correction of material accounting errors have been set out on page 72 of this annual report.

AUDITORS

KPMG (Certified Public Accountants in Hong Kong) and KPMG Huazhen (Registered Accountants in the PRC) were appointed as the Company's international and domestic auditors respectively in 2003. A resolution for the reappointment of KPMG and KPMG Huazhen as the Company's international and domestic auditors respectively for the year 2004 will be proposed at the forthcoming annual general meeting to be held on 15 June 2004.

Statement on the use of funds by the controlling shareholder and other related parties for the year ended 31 December 2003

To the Board of Directors of Angang New Steel Company Limited (the "Company"):

We have accepted the appointment and audited the Company's consolidated balance sheet and balance sheet as at 31 December 2003, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended (the "financial statements") in accordance with the China's Independent Auditing Standards of the Certified Public Accountants. We issued an auditors' report with an unqualified audit opinion on these financial statements on 16 April 2004.

Pursuant to the requirements of the "Notice on listed companies' issues relating to regulating the funding transactions with related parties and the guarantees provided to third parties" issued by the China Securities Regulatory Commission and the State-owned Assets Supervision and Administration Commission of the State Council, the Company has prepared the "Summary of the use of funds by the controlling shareholder and other related parties for the year ended 31 December 2003 " (the "Summary"), which is attached in the appendix to this statement.

The Company is responsible for preparing and disclosing the Summary and ensuring its truthfulness, legitimacy and completeness. We are not aware of any inconsistency, in all material respects, when comparing the information contained in the Summary with the financial information verified in the course of our audit and the related contents in the audited financial statements of the Company for the year ended 31 December 2003 . Except for the audit procedures performed in the course of our audit of the financial statements for the year ended 31 December 2003 on the Company's related party transactions, we have not performed any additional audit and other procedures on the information contained in the Summary.

In order to have a better understanding on the use of funds by the Company's controlling shareholder and other related parties for the year ended 31 December 2003 , the Summary should be read in conjunction with the audited financial statements.

KPMG Huazhen

Certified Public Accountants
Registered in the
People's Republic of China

Wu Wei

Zheng Gun Fang

8/F, Office Tower E2
Oriental Plaza
No 1, East Chang An Ave,
Beijing, The People's Republic of China
Postal Code: 100738.

16 April 2004

Summary of the use of funds by the controlling shareholder and other related parties for the year ended 31 December 2003.

Nature of the Use of Funds	Name of related parties	Relationship	Account name	Balance at the beginning of the year	Increase during the year	Decrease during the year	Balance at the end of the year	Remarks
Borrowings	–	–	–	–	–	–	–	–
Entrusted loans	–	–	–	–	–	–	–	–
Entrrusted investments	–	–	–	–	–	–	–	–
Issuing commercial bills without genuine business transactions	–	–	–	–	–	–	–	–
Settlement of liabilities on behalf of related parties	–	–	–	–	–	–	–	–
Others (e.g. payment of expenses on behalf of related parties, accounts receivable and other receivables due from related parties aged over one year)	–	–	–	–	–	–	–	–

This summary was approved by the Board of Directors on 16 April 2004.

STATEMENT OF INDEPENDENT DIRECTORS

In accordance with the document Zheng Jan Hui Fa [2003] No. 56 "Notice in relation to the issues of the regulation of cash flow between listed companies and connected parties, and external guarantees of listed companies" (the "Notice") as issued by China Securities Regulatory Commission, we are practical and realistic in carrying out cautious and responsible examination on Angang New Steel Company Limited's (the "Company") external guarantee. Details of which are as follows:

1. The Company has been in compliance with the relevant requirements of the Listing Rules since its listing, and has not provided any guarantee to its controlling shareholders and any other connected parties with shareholdings below 50%, or non-legal person units or individuals.

2. The Company has not provided any guarantee for any other companies during the year.

3. As at 31 December 2003, the Company's provision of external guarantees amounted to Rmb540,000,000, accounting for 6.03% of the net assets of the Company and its affiliates as at 31 December 2003.

STATEMENT OF INDEPENDENT DIRECTORS *(continued)*

4. As of the date hereof, the Company has not been subjected to any penalty, criticism nor condemnation by the securities regulatory departments in respect of the Company's external guarantees.

5. The Company intends to amend its Articles of Association pursuant to the requirements of the Notice and propose to the 2003 Annual General Meeting for consideration.

WORKING REPORT OF THE BOARD

1. A meeting of the Board was held on 14 January 2003, at which a resolution was passed to approve the Company's entry into the Land Use Rights Transfer Agreement with Angang Holding.

2. A meeting of the Board was held on 17 February 2003, at which a resolution was passed to approve the proposal for the adjustment of the depreciation rates for the fixed assets of the Company. The new depreciation rates were effective 1 January 2003.

3. A meeting of the Board was held on 17 March 2003, at which a resolution was passed to approve the establishment of the Processing Company jointly by the Company with AITG and ANSI and the signing of the joint venture agreement.

4. The Company convened its twelfth meeting of the second Board on 31 March 2003, at which the following resolutions were considered and approved:

   (1) the working report of the Board for 2002 was approved;

   (2) the annual report and its summary for 2002 was approved;

   (3) the audited financial statements for 2002 was approved;

   (4) the Company's profit distribution plan for 2002 was approved;

   (5) the appointment of KPMG and KPMG Huazhen as the Company's international and domestic auditors for 2003 was agreed to be proposed at the annual general meeting for consideration, and the Board was authorized to determine their remuneration; and

   (6) the resolution regarding the election of members to the third Board was passed.

5. The Company held its thirteenth meeting of the second Board on 24 April 2003 through written resolutions, at which the first quarterly report for 2003 was approved.

WORKING REPORT OF THE BOARD *(continued)*

6. The Company held its first meeting of the third Board on 20 June 2003, at which the following resolutions were passed:

   (1) Mr. Liu Jie was elected as the Chairman of the third Board of the Company;

   (2) Messrs. Yang Hua and Cai Denglou were elected as Vice Chairman of the third Board of the Company; and

   (3) Mr. Fu Jihui was elected as Company Secretary of the third Board.

7. The Company held its second meeting of the third Board on 18 August 2003, at which the interim report and its summary for 2003 were approved.

8. The Company held its third meeting of the third Board on 21 October 2003, at which the following resolutions were approved:

   (1) the signing of the supply of materials and services agreement by the Company with Angang Holding was approved;

   (2) the convening of an extraordinary general meeting in 2003 on 19 December 2003 for the purpose of considering the above-mentioned resolution.

9. The Company held its fourth meeting of the third Board on 29 October 2003, at which the Company's third quarterly report for 2003 was approved.

10. Execution of the resolutions passed at the general meetings of the Company by the Board

The Company held its annual general meeting for 2002 on 23 May 2003, at which the profit distribution proposal for 2002 was passed. It was resolved that a cash dividend of Rmb1 for every 10 shares be paid. On 11 June 2003, the Company paid cash dividends to its holders of H shares at the applicable exchange rate of HK$100 to Rmb106.096, being the average basic exchange rate between Renminbi and Hong Kong dollar as announced by the Bank of China for one calendar week preceding the date appointed for the holding of the general meeting. The cash dividend actually paid to holders of H shares is HK$0.0943 per share. On 11 June 2003, the Company paid cash dividend to holders of domestic listed A shares and State-owned legal person shares. As at the registration date of 10 June 2003, the Company had 752,384,684 listed A shares and 1,319,000,000 State-owned legal person shares. Cash dividends of Rmb1 for every 10 shares were distributed.

On behalf of the Board
Liu Jie
Chairman

16 April 2004

Report of the Supervisory Committee

During the year, members of the Supervisory Committee carried out their duties conscientiously in accordance with the Company Law and the Articles of Association of the Company to protect the lawful interests of the Company and its shareholders.

1. The Supervisory Committee attended 2 general meetings, 2 Board meetings of the Company as non-voting participants and convened 3 supervisory meetings. The Supervisory Committee proposed independent opinions and advice on the basis of their full knowledge of the Company's major production and operation decisions and implementation process.

    (1) The second Supervisory Committee convened the eighth meeting on 31 March 2003 at which the following resolutions were examined and passed:

        (i) the report of the Supervisory Committee for the year 2002;

        (ii) the proposal on the remuneration of supervisors for the year 2002;

        (iii) the resolution in relation to the election of the members of the third Supervisory Committee.

    (2) The third Supervisory Committee of the Company convened the first meeting on 20 June 2003 at which the resolution in relation to the appointment of Mr. Qi Cong as the Chairman of the third Supervisory Committee was examined and passed.

    (3) The third Supervisory Committee of the Company convened the second meeting on 19 August 2003 at which the Company's 2003 interim report and its summary was examined and passed.

2. The Supervisory Committee assisted the Company in regulating itself as a joint stock company and strengthening its internal supervision. It also effectively monitored the Company's operations to ensure compliance with the relevant laws and regulations, such as PRC Company Law and the Company's Articles of Association. It has examined and reviewed the connected transactions entered into between the Company and Angang Holding as well as reviewed the relevant information in order to ensure the fairness of such transactions.

The Supervisory Committee provided independent opinion on the following issues:

1. During the year, the Company's operations had complied with all relevant laws and regulations and no violation of regulations had occurred. The Company has improved its internal management system and the decision making procedure of the Company complied with applicable laws and regulations.

2. None of the directors and the general manager had violated any laws or regulations or the Articles of Association of the Company when performing their duties or have otherwise acted in a manner as to infringe upon the interests of the Company.

3. The auditors' report issued by the auditors accurately reflected the Company's financial position and operating results.

4. The actual application of the proceeds was in line with the projects undertaken.

5. During the year, all the connected transactions with Angang Holding, including the purchases of raw materials, materials, energy and utilities were conducted on the basis of arm's length negotation; there was no insider dealing, the interests of the Company were not adversely affected and the Company did not incur any loss in value to its assets.

On behalf of the Supervisory Committee
Qi Cong
Chairman of the Supervisory Committee

16 April 2004

1. REVIEW OF OPERATIONS

China continued to experience rapid economic development in 2003, which resulted in an increase in demand for steel products. During 2003, the Company took full advantage of market opportunities and made effective use of its production resources. The Company actively adjusted product structure and optimized its production organization to achieve a higher level of production output. The average selling price of the Company's steel products increased by 27.11% in 2003 over 2002. However, upstream products prices also increased. The price of raw materials of the Company generally increased in 2003 by 21.64% over 2002.

(1) Operating Results

In accordance with IFRS, the Group recorded a net profit of Rmb1,433,002,000 for the year ended 31 December 2003, representing an increase of 139.51% as compared with the previous year, and basic weighted average earnings per share was Rmb0.484.

In accordance with PRC Accounting Rules and Regulations, the Group recorded a net profit of Rmb1,432,579,000 for the year ended 31 December 2003, representing an increase of 140.94% as compared with the previous year, and basic weighted average earnings per share was Rmb0.484.

(2) Analysis of the Group's Financial and Operational Status

(In accordance with PRC Accounting Rules and Regulations)

Unit: RMB'000

Item	**2003**	2002	Change (%)
Total assets	**15,011,870**	12,425,350	20.82
Long-term liabilities	**1,898,337**	1,473,121	28.86
Shareholders' fund	**8,948,268**	7,805,448	14.64
Income from principal operations	**14,520,736**	10,771,077	34.81
Profit from principal operations	**2,299,052**	1,272,680	80.64
Net profit	**1,432,579**	594,588	140.94
Net increase in cash and cash equivalents	**904,925**	940,822	-3.82

1. REVIEW OF OPERATIONS *(continued)*

(2) Analysis of the Group's Financial and Operational Status *(continued)*

(In accordance with IFRS)

Unit: Rmb'000

	2003	2002	Change (%)	Reasons for change
Total assets	**14,845,674**	12,293,565	20.76	A
Long-term liabilities	**1,898,002**	1,472,264	28.92	B
Shareholders' funds	**8,815,385**	7,674,255	14.87	C
Turnover	**14,482,148**	10,746,477	34.76	D
Profit from principal operations	**2,276,228**	1,265,561	79.86	E
Net profit	**1,433,002**	598,316	139.51	F
Net increase in bank deposits, cash and cash equivalents	**904,925**	940,822	-3.82	G

Notes:

A. Increase in total assets was due to the net profit generated from operation and the increase in cash and other assets generated from operating activities and fund-raising activities;

B. Increase in long-term debt was due to the borrowings of Rmb850,000,000 for new projects and transfer of current liabilities of Rmb420,000,000;

C. Increase in shareholders' interests was due to the net profit generated from operations and shares issued upon conversion of convertible debentures;

D. Increase in turnover was due to the improvement in product selling structure, the expansion of the selling ratio of high value-added products and the rise of product price;

E. Increase in profit from principal operations was due to the improvement in product selling structure and the increase in product price which was higher than the increase in costs;

F. Increase in net profit was due to the increase in profit from principal operations and the decrease of income tax for the Company in 2003 as a result of the preferential taxation policy;

G. Decrease in the increased amount of cash and cash equivalents over the previous year was due to the decrease in cash flow generated by fund-raising activities in the year over the previous year.

1. REVIEW OF OPERATIONS *(continued)*

(3) Number of Employees of the Company, Employees' Qualifications, Salary Policy and Training

As at 31 December 2003, the Company had 7,720 employees, of whom 5,257 were involved in production, 52 were sales personnel, 345 were technicians, 49 were accounting personnel, 544 were administrative personnel. Among them, 773 had bachelor or higher degrees, representing 10.01% of the total number of the employees; 920 had technical diplomas, representing 11.92% of the total number of the employees; 271 had secondary education, representing 3.51% of the total number of the employees. As at the end of the year, the Company had to bear the retirement cost for 1,365 staff members.

In 2003, the Company firmly focused on its production operations and reforms, and carried out training for its staff which included training for the projects which integrated the projects of the expansion and renovation of cold rolled steel, galvanized rods, color coating renovation, thick plates renovation, and deployed the staff technical grading training and production staff training which enhanced staff's operation level. A total of more than 3,000 employees have been trained.

2. IMPACT OF TAX RATE, EXCHANGE RATE AND INTEREST RATES

The tax rate applicable to the Company did not change in 2003 as compared with the previous year. However, the Company has enjoyed two significant preferential taxation policies in the year. First, the application of domestic equipment in technological renovation projects granted concessions in income tax resulting in the reduction of income tax amounted to Rmb219,000,000. Second, technological development leading to the production of new products granted concessions in income tax amounted to Rmb62,000,000. The lending rate applicable to the Company did not have any material change in the year as compared with the previous year.

3. THE INVESTMENT OF THE COMPANY

(1) External Investments

In 2003, the Company, Angang New Steel and Iron Company Limited ("ANSI") and Angang International Trading (Group) Company ("AITG") jointly contributed capital of Rmb48,000,000 for the establishment of 鞍鋼瀋陽鋼材加工配送有限公司 (Angang Shenyang Steel Product Processing & Distribution Company Limited) (the "Processing Company"), of which Rmb14,400,000 was contributed by the Company, representing 30% of the investment, Rmb14,400,000 by ANSI, representing 30% and Rmb19,200,000 by AITG, representing 40%. The "Processing Company" is principally engaged in the processing, sale, warehousing and delivery of steel products.

3. THE INVESTMENT OF THE COMPANY (continued)

(2) Use of proceeds

The Company issued 890,000,000 H Shares and 300,000,000 A Shares in July 1997 and November 1997, respectively, raising a total of approximately Rmb2,633,000,000. In March 2000, the Company issued convertible debentures of Rmb1,500,000,000, raising a total of Rmb1,480,000,000, in the PRC. The Company has raised a total amount of Rmb4,113,000,000.

Unit: Rmb'000

Projects undertaken	Proposed investment	Changes in use of proceeds	Actual investment	Actual/ (estimated) benefits	Whether progressing as scheduled and estimated return
Construction of steel smelting plant	2,400,000	No	1,540,992	105,000	Yes
Renovation of the combined pickling and continuous rolling line	700,000	No	645,434	95,000	Yes
Construction of the jointly invested galvanised steel production line	Total project investment: 1,494,000 The Company's total investment: 250,000	No	Total project investment: 1,000,000 The Company's total investment: 248,305	15.51% (Estimated)	No
Renovation of the Cold Rolling Plant 1700 cross cutting lines	60,000	No	60,000	15,000	Yes
Renovation of cold rolling line	1,950,000	No	1,629,562	92,000	Yes
Cold Rolling Plant's renovation of No. 2 and 3 cross cutting lines	100,000	No	32,960	32,000	Yes
Distribution centre for Cold Rolling Plant	180,000	No	0	15.66% (Estimated)	No
Total	5,640,000		4,157,253		

The Company used proceeds of Rmb469,131,000 in 2003. To date, the Company's proceeds of Rmb4,113,400,000 have been completely applied in the relevant projects.

3. THE INVESTMENT OF THE COMPANY (continued)

(3) Progress on uncompleted projects financed by proceeds

The major reason for the delayed completion of the cutting and distribution center in the Cold Rolled Plant was that the project's operation plans required further analysis.

(4) Progress of investment of non-publicly raised funds

(i) For the setting up of the Company's galvanized steel sheet production line and colour coating steel sheet production line, a substantial part of the production line has been completed and put into operations. As at 31 December 2003, Rmb1,305,486,000 had been invested.

(ii) The alteration project for the Large Section Plant has been completed. As at 31 December 2003, Rmb785,560,000 had been invested. An earning of Rmb90,000,000 was generated from this project in the year.

(iii) The renovation of the flattening machine of the Thick Plate Plant and alteration of the main power supply unit of the plant have been completed. As at 31 December 2003, Rmb400,972,000 had been invested. An earning of Rmb62,410,000 was generated from this project in the year.

4. THE IMPACT OF THE OPERATING ENVIRONMENT, MACROECONOMIC POLICY AND CHANGES IN LAWS AND REGULATIONS ON THE COMPANY

1. On 4 December 2003, the US government announced the removal of trade protection measures on iron and steel products. On 6 December 2003, the European Union announced the removal of trade protection measures on iron and steel products. On 25 December 2003, the Chinese government announced the cancellation of similar measures. To date, iron and steel trade protection measures in three major markets that impact the world's iron and steel market have all been removed.

   The implementation of protection measures on iron and steel products by China had a vital impact on maintaining the normal order of the import and export trade of iron and steel products as well as the healthy development of domestic iron and steel market. It also facilitated the development of the Company's operations.

   At present, with the strong market for steel products in China and the international market, as well as the positive trend of increasing steel prices, the removal of trade protection measures should not have a material impact in the short-term for the Company. In the long run, the removal of such protection measures will encourage increased importation of steel products into China, and the extent of its impact will mainly depend on the continuing growth of the international market.

2. On 13 January 2004, the Ministry of Commerce published announcement (2003) No. 75 which stated that from 14 January 2004, importers of cold rolled sheets from Russia, Korea, Ukraine and Kazakhstan as well as the Taiwan region shall pay corresponding anti-dumping duty to the PRC government. This ruling will have a positive impact on maintaining a normal market order, and also will generate positive impact on the operations of the Company.

5. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE OF THE GROUP (IN ACCORDANCE WITH IFRS)

As at 31 December 2003, the Group had long term loans of Rmb1,893,000,000 with annual interest rates of 5.49% and 5.76%. The term of the loans range from 2 to 11 years and the loans were mainly used for plant construction.

As at 31 December 2003, the Group had cash, cash equivalents and bank deposits of Rmb2,607 million, which increased by Rmb905 million from Rmb1,702 million from the previous year. It was attributable to an increase in cash received from sales of products and financing activities.

In 2003, the total assets less current liabilities of the Group amounted to Rmb10,713 million, compared with Rmb9,147 million in 2002. The shareholders' fund of the Group amounted to Rmb8,815 million in 2003, compared with Rmb7,674 million by the end of 2002.

6. ASSETS PLEDGED

The Company's jointly controlled entity pledged certain of its land use rights, construction in progress, properties, buildings, machinery and equipment to Bank of China as securities for a loan. The Company had pledged the 50% equity interests held by it in the jointly controlled entity to the Bank of China.

7. COMMITMENTS AND CONTINGENT LIABILITIES

As at 31 December 2003, the Group had capital commitment of Rmb1,649,000,000, which was primarily the expenses of construction projects.

As at 31 December 2003, the Group did not have any contingent liabilities.

8. FOREIGN EXCHANGE RISK

The Company does not have any significant foreign currency risk exposure arising from its sales and purchases of raw materials for production as these transactions are mainly carried out in Renminbi, with the exception of a small portion of export sales conducted in foreign currencies.

9. GEARING RATIO

In accordance with IFRS, the shareholders' funds to liabilities ratio of the Group in 2003 was 1.46 times, compared with 1.66 times in 2002.

1. MATERIAL LITIGATION AND ARBITRATION

The Group was not involved in any material litigation or arbitration in 2003.

2. ACQUISITION AND DISPOSAL OF INVESTMENT

A meeting of the Board was held on 14 January 2003, at which a resolution was passed to approve a transfer agreement for land use rights between the Company and Angang Holding. Pursuant to the agreement, the Company agreed to acquire the land use rights of three pieces of land and the title to six buildings from Angang Holding for Rmb150,915,000. The total area of the three pieces of land was 335,133.80 square metres and the gross floor area of the six buildings was 6,350.1 square metres. The land use rights and the buildings were acquired for the improvement and expansion of the production facilities at the Cold Rolling Plant, construction of the Galvanised Steel Production Line and improvement of the production facilities at the Large Section Plant.

3. MATERIAL CONNECTED TRANSACTIONS

(1) In 2003, the Company purchased most of the raw materials, energy and utilities necessary for its production operations from Angang Holding and its subsidiaries, and sold to Angang Holding and its subsidiaries some of its products required for technological improvement and equipment maintenance. The transactions and prices were in accordance with the Materials and Services Supply Agreement entered into between the parties.

ANSI is a subsidiary of Angang Holding. The Processing Company is a subsidiary of Angang Holding and a Company invested by the Company.

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

Major items provided by ANSI to the Company and the Processing Company were as follows:

Items	Pricing principle	Price	Amount (Rmb'000)	As a percentage of the contractual amount of similar transaction (%)
Billets	Not higher than the minimum	Rmb1,778/tonne	666,486	100
Slabs	sales price for the preceding	Rmb1,894/tonne	160,636	100
Hot rolled coils	month offered by ANSI to its		5,153,581	100
(of which provided to	independent third party			
the Company and the	customers and the average	Rmb2,707/tonne	5,105,026	100
Processing Company)	of the prices of batch raw	Rmb2,597/tonne	48,555	100
Molten iron	materials quoted to the	Rmb1,280/tonne	3,645,734	100
Scrap steel	Company by five independent	Rmb970/tonne	278,213	100
	suppliers in the PRC			
Water for industrial use		Rmb0.78/tonne	12,466	100
Recycled water	At cost	Rmb0.35/tonne	9,410	100
Soft water		Rmb2.69/tonne	2,668	100
Mixed gas		Rmb19.16/GJ	157,386	100
Nitrogen		Rmb0.06/M^3	7,464	100
Oxygen	At cost	Rmb0.36/M^3	59,781	100
Argon		Rmb1.05/M^3	3,022	100
Hydrogen		Rmb1.41/M^3	11,049	100
Compressed air		Rmb0.08/M^3	16,957	100
Steam		Rmb28.44/GJ	26,354	100

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

Major items provided by the Company to ANSI and the Processing Company were as follows:

Items	Pricing principle	Price	Amount (Rmb'000)	As a percentage of the contractual amount of similar transaction (%)
Billets		Rmb1,891/tonne	44,725	47.85
Slabs		Rmb1,864/tonne	803,334	98.74
Cold rolled sheets	Not less than the average	Rmb3,668/tonne	26,282	0.42
(of which provided	of the sales prices for			
to ANSI and	the preceding month	Rmb4,322/tonne	4,089	0.07
the Processing Company)	offered by the Company	Rmb3,558/tonne	22,193	0.35
Thick plates	to its independent third	Rmb3,307/tonne	77,586	2.81
Wire rods	parties	Rmb2,455/tonne	48,191	2.79
Large steel products		Rmb3,067/tonne	4,264	0.21
Pipe billets		Rmb2,051/tonne	833,364	100
Scrap steel		Rmb886/tonne	253,966	100

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

Major items provided by Angang Holding to the Company were as follows:

Items	Pricing principle		Price (Rmb'000)	As a percentage of the contractual amount of similar transaction (%)
Railway transportation	State price		21,897	100
Road transportation	Market price		19,675	74.17
Imports of components and accessories	1.5% as commission		1,332	100
Export agency	1.5% as commission		9,269	100
Purchase of heavy oil and liquified gas	1.5% as commission		70	100
Testing and analysis of products	State price		15,784	66.29
Repair and maintenance of equipment	State price		88,538	23.39
Design and engineering	State price		121,748	27.61
Heat supply to staff quarters	State price		9,259	94.41
Newspaper and other publications	State price		149	48.61
Telephone/fax/TV services	State price		1,462	84.32
Lime	Not higher than the average of the sales prices for the preceding month offered by Angang Holding and the company to independent third parties	Average unit price: Rmb395/tonne	71,824	100
Refractory materials		Average unit price: Rmb1,388/tonne	19,583	9.7

The major items provided by the Company to its jointly controlled entities are:

Item	Amount (Rmb'000)	As a percentage of the contractual amount of similar transaction (%)
Cold hard coils	25,193	0.40

The above connected transactions of the Company were all settled in cash.

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

In 2003, the gross profit margin of the pipe billets sold by the Company to ANSI was 9.49%.

The above connected transactions, as confirmed by the independent non-executive Directors of the Board who are independent of the controlling shareholder, were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) in accordance with the terms of the Services Agreement.

Save as the above-mentioned connected transactions, there were no other material contracts entered into between the Company and its controlling shareholder in 2003.

(2) A meeting of the Board was held on 14 January 2003, at which a resolution was passed to approve the Land Use Rights Transfer Agreement with Angang Holding. Pursuant to the agreement, the Company agreed to acquire the land use rights of three pieces of land and the six buildings constructed thereon from Angang Holding for a consideration of Rmb150,915,000. The total gross floor areas of the three pieces of land and the six buildings are 335,133.80 square metres and 6,350.1 square metres respectively. The land use rights of the land and the buildings thereon are acquired for the purposes of the improvement and expansion works of the Cold Rolling Plant, the construction of galvanized steel production line and the improvement of the Large Section Plant.

(3) A meeting of the Board was held on 17 March 2003, at which a resolution was passed to approve the conclusion of a joint venture agreement amongst the Company, AITG and ANSI for the establishment of the Processing Company. The Processing Company is principally engaged in the processing, sales, warehousing and delivery of steel products. Pursuant to the agreement, the three parties would jointly contribute Rmb48,000,000, of which Rmb14,400,000 would be contributed by the Company, representing 30% of the investment; Rmb19,200,000 by AITG, representing 40%; and Rmb14,4000,000 by ANSI, representing 30%.

(4) On 19 December 2003, the Company convened an extraordinary general meeting in 2003, at which the signing of the 2004-2006 Supply of Materials and Services Agreement by the Company with Angang Holding was approved.

4. MATERIAL CONTRACTS AND THEIR PERFORMANCE

(1) The Goup did not enter into any trust, contractual or lease arrangement during the reporting period.

(2) Material guarantee

The Board of Directors passed a resolution on 22 October 2002 which approved the Company to form a jointly controlled entity with Thyssen Krupp Stahl AG ("Thyssen"). In connection with this jointly controlled entity, the Board of Directors also approved the Equity Pledge Agreement, the Equity Retention and Subordination Agreement, the Completion Support Agreement and the Fund Shortage Support Agreement with the Bank of China. Pursuant to these agreements, the Company and Thyssen jointly provided a pledge guarantee for the jointly controlled entity in relation to a loan of Rmb1,080,000,000 from the Bank of China. The loan pledge guarantee born by the Company totaled Rmb540,000,000. As of 31 December 2003, the Company's external guarantee totaled Rmb540,000,000, representing 6.03% of the net asset of the Company by the end of 2003.

(3) The Group did not entrust the management of any of its assets during the reporting period.

(4) There were no other material contracts entered into by the Group during the reporting period.

5. APPOINTMENT, CHANGE AND TERMINATION OF APPOINTMENT OF AUDITORS

KPMG and KPMG Huazhen were appointed at the 2002 annual general meeting of the Company as the international and domestic auditors of the Company, respectively, for the year 2003. The remuneration of the auditors for 2003 amounted to HK$3.5 million. The Company reimbursed out of pocket expenses arising from auditing. KPMG and KPMG Huazhen have been appointed as international and domestic auditors of the Company for seven consecutive years for auditing services.

6. UNDERTAKING

The Group or shareholders holding over 5% stake did not have any undertaking in 2003.

7. PURCHASE OF STAFF QUARTERS

In 2003, the Company purchased staff quarters with an area of 4,422.78m² and paid subsidies of Rmb1,959,000.

8. SUBSEQUENT EVENTS

(1) On 9 March 2004, the Company and 中國冶金建設集團公司 (China Metallurgical Construction (Group) Company), 武漢鋼鐵集團公司 (Wuhan Iron and Steel (Group) Company), 武漢市青山區國有資產經營有限公司 (State-owned Assets Operation Company Limited, Qingshan District, Wuhan City) and 深圳國際信托投資有限責任公司 (Shenzhen International Trust and Investment Company Limited) jointly established 中冶南方工程技術有限公司 (Zhongye Nanfang Engineering Technology Company Limited). Its registered capital is Rmb100,000,000. Of which, the contributions by the Company, Wuhan Iron and Steel (Group) Company, State-owned Assets Operation Company Limited and Qingshan District, Wuhan City represented a premium of 1:1.5, which amounted to Rmb10,500,000, Rmb10,500,000 and Rmb2,250,000 respectively and accounted for 7%, 7% and 1.5% equity interests thereof. The portion of the premium will be included in the capital reserve. The capital contributions by China Metallurgical Construction (Group) Company and Shenzhen International Trust and Investment Company Limited were in the proportion of 1:1, which amounted to Rmb45,000,000 and Rmb39,500,000 respectively and accounting for 45% and 39.5% equity interests thereof. The company is principally engaged in the research and development of new technologies, advanced technologies and new equipment and facilities; technology transfer; technological consultation; engineering design; procurement of equipment and materials and services; manufacture and supply of core equipment and materials; management of projects' implementation; management of construction of projects, contracting of projects.

(2) On 23 March 2004, the Board approved the signing of the Asset Purchase Agreement by the Company with Angang Holding, pursuant to which the Company would acquire from Angang Holding the water supply station which provides recycled water to the Company's thick plate plant and wire rod plant. The assets comprise land with a gross gross floor area of 61,858.57 square meters, buildings, machinery and equipment. The consideration was based on the valuation by the domestic valuer of Rmb62,206,000. As Angang Holding is the controlling shareholder of the Company, the above transaction constituted a connected transaction. The agreement is subject to the approval by independent shareholders at the 2003 annual general meeting of the Company.

8. SUBSEQUENT EVENTS *(continued)*

Supplementary information:

Schedule of the asset impairment in 2003

Unit:Rmb'000

Items	Balance at the beginning of the year	Provision for the year	Written back for the year	Balance at the end of the year
Bad debt provision	160	—	157	3
including :				
other receivables	160	—	157	3
Provision in				
diminution in value	54,282	15,130	5,816	63,596
including:				
spare parts	54,282	—	5,816	48,466
finished products	—	15,130	—	15,130

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of the Company will be held at the Conference room of Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, China at 9:00 a.m. on 15 June 2004 for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. To consider and approve the 2003 report of the board of directors of the Company;

2. To consider and approve the 2003 report of the supervisory committee of the Company;

3. To consider and approve the 2003 audited financial statements of the Company as at 31 December 2003;

4. To consider and approve the proposed profit distribution plan of the Company for 2003;

5. To determine the remuneration of the directors and the supervisors of the Company for 2003;

6. To consider and approve the appointment of the auditors for 2004 and to authorise the board of directors of the Company to determine their remuneration;

7. **THAT** the asset purchase agreement dated 23 March, 2004 (the "Asset Purchase Agreement") entered into between the Company and Anshan Iron & Steel Group Complex (a copy of which has been produced to the meeting and marked "A") and the transaction referred to therein be and are hereby approved, confirmed and ratified and that the directors of the Company be and are hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as they may consider necessary, desirable or expedient to implement and/or give effect to the terms of the Asset Purchase Agreement and/or the transactions contemplated therein, with such changes as the directors of the Company may consider necessary, desirable or expedient.

SPECIAL RESOLUTIONS

To consider and, if thought fit, pass the following resolutions with or without modifications as special resolutions:

In order to comply with certain amendments made to the Listing Rules relating to corporate governance issues effective on 31 March, 2004, the Board of Directors proposed to amend the relevant provisions of Articles of Association as set out below.

Pursuant to the revised Listing Rules, the articles of association of a listed company shall specify that if a shareholders is restricted from voting under the Listing Rules, any votes casted by or on behalf of such shareholders in contravention of such restriction or requirement shall not be counted. As such, Article 73 be amended as follows:

8A. THAT Articles 73 of the Articles of Association be amended as:

"A Shareholder (including proxy) when voting at a shareholders' general meeting may exercise his voting rights in accordance with the number of shares carrying the voting right and each share shall have one vote. If any shareholder is required to abstain from voting on any particular resolution, or restricted from voting only for or only against any particular resolution, any vote cast by such shareholder or his proxy in contravention of such requirement or restriction shall not be counted."

Pursuant to the revised Listing Rules, a notice relating to nomination of directors by shareholders shall be lodged not earlier than the date after the despatch of the notice of the meeting and no later than 7 days prior to the date the meeting is held. As such, paragraph 3 of Article 96 shall be amended as follows:

8B. THAT Paragraph 3 of Article 96 of the Articles of Association be amended as:

"Nomination of candidates for directors shall be delivered in writing to the Company not earlier than the date the notice convening the meeting is issued and not later than 7 days prior to the date the meeting is held. Candidates shall serve notices to the Company expressing their intention to participate in the election 7 days prior to the date the meeting is held."

In order to strengthen the corporate governance of the Company, Articles 79, 145 and 148 shall be amended as follows:

8C. THAT Article 79 of the Articles of Association be amended as:

"The following matters shall be resolved by a special resolution at a shareholders' general meeting:

(i) the increase or decrease of share capital and the issue of shares of any class, warrants and other similar securities;

(ii) the issuance of debentures of the Company;

(iii) the division, merger, dissolution and liquidation and material acquisitions or disposal;

(iv) amendments to these Articles of Association;

(v) the repurchase of shares of the Company;

(vi) any matter considered at the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on the Company, shall be adopted by a special resolution; and

(vii) other matters as required by the Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

8D. THAT Paragraph 6 of Article 145 of the Articles of Association be inserted after paragraph 5 as follows:

"(vi) Any person who will be deemed as Associates to such directors, supervisors, managers or other senior management officers as defined under the Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

8E. THAT Article 148 of the Articles of Association be amended as:

"Where a director, supervisor, manager or other senior management officer of the Company has, directly or indirectly, a material interest in a contract, transaction or arrangement entered into or proposed to be entered into by the Company (other than the contract of employment of a director, supervisor, manager or other senior management officer), he shall declare the nature and extent of his interest to the board of directors as soon as practicable, whether or not the matters in question are otherwise subject to the approval of the board of directors under normal circumstances.

A director shall abstain from voting in relation to contracts, transactions or arrangements in which he or his Associates (as defined in the "Listing Rules") have a material interest and shall not be counted in the quorum.

Unless a director, supervisor, manager or other senior management officer with an interest makes a disclosure to the board of directors in the manner as described in the preceding paragraph in this Article and the matter is approved by the Board at a meeting at which he was not counted in the quorum and did not vote, the Company may rescind that contract, transaction or arrangement except as against a bona fide party acting in good faith and without knowledge of the breach of obligation by such director, supervisor, manager or other senior management officer.

When the related parties and Associates of a director, supervisor, manager or other senior management officer of the Company have an interest in a contract, transaction or arrangement, such director, supervisor, manager or other senior management officer is also deemed to be interested."

As a result of the aforesaid amendments to the Articles of Association, Article 6 shall be amended as follows:

8F. Article 6 of the Articles of Association be amended as:

"In accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the "**Mandatory Provisions**") and other PRC laws and administrative regulations and the shareholders' resolutions of the Company, these Articles of Association were adopted by the Company (the "**Articles of Association**" or "**these Articles of Association**").

The Articles of Association has been passed in the annual general meeting held on 15 June, 2004 and was effective from the date as approved by the relevant authority in accordance with Article 199.

Since the effective date of the Articles of Association, the Articles of Association will become a legally binding document to govern the organisational structure and conduct of the Company, obligations and rights between the Company and the shareholders and between shareholders."

9. With reference to the resolutions no. 8A to 8F above, the Board of Directors be authorised:

   (a) to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection therewith;

   (b) to make such amendments to the Articles of Association of the Company as it thinks fit; and

10. To consider and approve proposals (if any) put forward at the meeting by any shareholder(s) holding five (5) per cent or more of the shares carrying the right to vote at such meeting.

By order of the Board
Fu Ji Hui
Company Secretary

Liaoning Province, the PRC
16 April 2004

Registered Office:
No. 396, Nan Zhong Hua Lu,
Anshan City, Liaoning Province
The People's Republic of China

Notes:

(a) Holders of the Company's H shares whose names appear on the register of members of the Company at the close of business on 15 May 2004 are entitled at attend the Annual General Meeting with their passports or other identity papers.

(b) The register of members of the Company will be closed from 16 May 2004 to 15 June 2004, both days inclusive, during which time no share transfer will be effected.

(c) Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are shareholders or not, to attend and vote on his behalf at the Annual General Meeting.

(d) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll in respect of the shares actually held.

(e) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the form of proxy must be delivered to the Company's registrar, HKSCC Registrars Limited , 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

(f) Shareholders intending to attend the Annual General Meeting should return the reply slip (which will be despatched to the shareholders with the Company's 2003 annual report) to the Secretary's Office of the Company on or before 5:30 p.m. on 25 May 2004 personally or by mail, facsimile or cable. Failure to return the reply slip will not affect shareholders' rights to attend in person.

(g) It is expected that the general meeting will last for half a day. The expenses for travelling and accomodation shall be borne by the shareholders.

(h) The address of the Secretarial Office:

No. 396 Nan Zhong Hua Road
An Shan City
Liaoning Province
Peoples' Republic of China
Post Code: 114003
Tel: 0412-633 4292 / 633 4293
Fax: 0412-672 7772
Contact Persons: Chen Qishuang and Jiang Yucong

Report of the PRC Auditors

KPMG

To the shareholders of
Angang New Steel Company Limited ("the Company")

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 31 December 2003, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and the financial position at 31 December 2003, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

8/F, Office Tower E2
Oriental Plaza
No.1, East Chang An Ave.
Beijing, The People's Republic of China
Post Code: 100738

Wu Wei
Zheng Gun Fang

16 April 2004

Consolidated Balance Sheet

At 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

Assets	Note	**2003** **Rmb'000**	2002 *Rmb'000*
Current assets			
Cash at banks and in hand	7	**2,606,976**	1,702,051
Bills receivable	8	**2,097,812**	1,719,474
Trade receivables	9	**84,749**	92,060
Other receivables	10	**18,996**	94,200
Prepayments	11	**593,967**	676,208
Inventories	12	**1,440,283**	1,217,049
Deferred expenses	13	**184**	4,534
Total current assets		**6,842,967**	5,505,576
Long-term equity investments	14	**14,406**	—
Fixed assets			
Fixed assets, at cost or valuation	15	**9,848,116**	7,071,140
Less: Accumulated depreciation		**(3,261,582)**	(2,840,975)
Net book value of fixed assets		**6,586,534**	4,230,165
Construction in progress	16	**1,206,658**	2,358,791
Total fixed assets		**7,793,192**	6,588,956
Intangible assets and other assets			
Intangible assets	17	**334,995**	323,863
Long-term deferred expenses	18	**26,310**	6,955
Total intangible assets and other assets		**361,305**	330,818
Total assets		**15,011,870**	12,425,350

Consolidated Balance Sheet *(Continued)*

At 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

Liabilities and shareholders' funds	*Note*	**2003** **Rmb'000**	2002 *Rmb'000*
Current liabilities			
Short-term loans	19	—	65,000
Bills payable	20	**1,259,594**	1,525,791
Trade payables	21	**246,669**	298,724
Receipts in advance	22	**1,735,563**	995,222
Accrued payroll	23	**61,181**	38,753
Staff welfare payable	24	**15,763**	7,795
Taxes payable	4(d)	**8,642**	95,309
Other payables	25	**417,586**	120,187
Current portion of long-term liabilities	26	**420,267**	—
Total current liabilities		**4,165,265**	3,146,781
Long-term liabilities			
Long-term loans	26	**1,892,733**	1,463,000
Convertible debentures	27	**5,604**	10,121
Total long-term liabilities		**1,898,337**	1,473,121
Total liabilities		**6,063,602**	4,619,902
Shareholders' funds			
Share capital	28	**2,962,309**	2,960,874
Capital reserve	29	**3,083,648**	3,078,693
Surplus reserve (including statutory public welfare fund of Rmb385,297,000; 2002: Rmb242,039,000)	30	**770,594**	484,078
Undistributed profits (including dividend declared after the balance sheet date of Rmb592,462,000; 2002: Rmb296,087,000)	31	**2,131,717**	1,281,803
Total shareholders' funds		**8,948,268**	7,805,448
Total liabilities and shareholders' funds		**15,011,870**	12,425,350

These financial statements have been approved by the board of directors on 16 April 2004.

Yang Hua	**Ma Lianyong**
On behalf of Chairman	*Chief Accountant*

The accompanying notes on pages 71 to 111 form an integral part of these financial statements.

Balance Sheet

At 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

Assets	Note	2003 Rmb'000	2002 Rmb'000
Current assets			
Cash at banks and in hand	7	**2,580,613**	1,675,586
Bills receivable	8	**2,097,812**	1,719,474
Trade receivables	9	**84,749**	92,060
Other receivables	10	**13,883**	56,235
Prepayments	11	**593,962**	676,208
Inventories	12	**1,406,410**	1,217,049
Deferred expenses	13	**—**	4,321
Total current assets		**6,777,429**	5,440,933
Long-term equity investments	14	**266,718**	248,305
Fixed assets			
Fixed assets, at cost or valuation	15	**9,838,222**	7,068,914
Less: Accumulated depreciation		**(3,260,751)**	(2,840,761)
Net book value of fixed assets		**6,577,471**	4,228,153
Construction in progress	16	**703,121**	2,094,732
Total fixed assets		**7,280,592**	6,322,885
Intangible assets and other assets			
Intangible assets	17	**313,802**	318,666
Total intangible assets and other assets		**313,802**	318,666
Total assets		**14,638,541**	12,330,789

At 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

Liabilities and shareholders' funds	Note	2003 Rmb'000	2002 Rmb'000
Current liabilities			
Bills payable	20	**1,259,594**	1,525,791
Trade payables	21	**246,669**	298,724
Receipts in advance	22	**1,736,125**	995,222
Accrued payroll	23	**61,181**	38,599
Staff welfare payable	24	**15,763**	7,795
Taxes payable	4(d)	**11,095**	95,253
Other payables	25	**291,242**	90,836
Current portion of long-term liabilities	26	**400,000**	—
Total current liabilities		**4,021,669**	3,052,220
Long-term liabilities			
Long-term loans	26	**1,663,000**	1,463,000
Convertible debentures	27	**5,604**	10,121
Total long-term liabilities		**1,668,604**	1,473,121
Total liabilities		**5,690,273**	4,525,341
Shareholders' funds			
Share capital	28	**2,962,309**	2,960,874
Capital reserve	29	**3,083,648**	3,078,693
Surplus reserve (including statutory public welfare fund of Rmb385,297,000; 2002: Rmb242,039,000)	30	**770,594**	484,078
Undistributed profits (including dividend declared after the balance sheet date of Rmb592,462,000; 2002: Rmb296,087,000)	31	**2,131,717**	1,281,803
Total shareholders' funds		**8,948,268**	7,805,448
Total liabilities and shareholders' funds		**14,638,541**	12,330,789

These financial statements have been approved by the board of directors on 16 April 2004.

Yang Hua
On behalf of Chairman

Ma Lianyong
Chief Accountant

The accompanying notes on pages 71 to 111 form an integral part of these financial statements.

Consolidated Income Statement and Profit Appropriation Statement

For the year ended 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

	Note	**2003** **Rmb'000**	2002 Rmb'000
Income from principal operations	32	**14,520,736**	10,771,077
Less: Cost of sales	33	**12,183,096**	9,473,797
Business tax and surcharges	34	**38,588**	24,600
Profit from principal operations		**2,299,052**	1,272,680
Add: Other operating profit	35	**36,691**	30,270
Less: Operating expenses		**231,034**	185,360
Administrative expenses		**279,623**	224,369
Financial expenses	36	**9,498**	13,835
Operating profit		**1,815,588**	879,386
Add: Investment income	37	**6**	—
Non-operating income		**1,593**	522
Less: Non-operating expenses	38	**64,404**	27,909
Total profit		**1,752,783**	851,999
Less: Income tax expense		**320,204**	257,411
Net profit		**1,432,579**	594,588

The accompanying notes on pages 71 to 111 form an integral part of these financial statements.

For the year ended 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

	Note	**2003** *Rmb'000*	2002 *Rmb'000*
Net profit		**1,432,579**	594,588
Add: Undistributed profits at the beginning of the year		**1,281,803**	1,042,838
Distributable profits		**2,714,382**	1,637,426
Less: Transfer to statutory surplus reserve	30	**143,258**	59,459
Transfer to statutory public welfare fund	30	**143,258**	59,459
Profits distributable to shareholders		**2,427,866**	1,518,508
Less: Transfer to discretionary surplus reserve		**—**	—
Dividends		**296,149**	236,705
Undistributed profits at the end of the year (including: dividend declared after the balance sheet date of Rmb592,462,000; 2002: Rmb296,087,000)		**2,131,717**	1,281,803

Additional information:

Item	**2003** *Rmb'000*	2002 *Rmb'000*
1. Proceeds from the sale and disposal of divisions or invested entities	**—**	—
2. Losses arising from natural disasters	**—**	—
3. Increase (or decrease) in total profits due to the changes in accounting policy	**—**	—
4. Increase (or decrease) in total profits due to the changes in accounting estimates	**(103,000)**	—
5. Losses (or gains) arising from debt restructuring	**—**	—
6. Others	**—**	—

The accompanying notes on pages 71 to 111 form an integral part of these financial statements.

Income Statement and Profit Appropriation Statement

For the year ended 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

	Note	**2003** **Rmb'000**	2002 Rmb'000
Income from principal operations	32	**14,520,736**	10,771,077
Less: Cost of sales	33	**12,183,096**	9,473,797
Business tax and surcharges	34	**38,588**	24,600
Profit from principal operations		**2,299,052**	1,272,680
Add: Other operating profit	35	**36,691**	30,270
Less: Operating expenses		**231,034**	185,360
Administrative expenses		**279,623**	224,369
Financial expenses	36	**9,498**	13,835
Operating profit		**1,815,588**	879,386
Add: Investment income	37	**6**	—
Non-operating income		**1,593**	522
Less: Non-operating expenses	38	**64,404**	27,909
Total profit		**1,752,783**	851,999
Less: Income tax expense		**320,204**	257,411
Net profit		**1,432,579**	594,588

The accompanying notes on pages 71 to 111 form an integral part of these financial statements.

	Note	**2003** *Rmb'000*	2002 *Rmb'000*
Net profit		**1,432,579**	594,588
Add: Undistributed profits at the beginning of the year		**1,281,803**	1,042,838
Distributable profits		**2,714,382**	1,637,426
Less: Transfer to statutory surplus reserve	30	**143,258**	59,459
Transfer to statutory public welfare fund	30	**143,258**	59,459
Profits distributable to shareholders		**2,427,866**	1,518,508
Less: Transfer to discretionary surplus reserve		**—**	—
Dividends		**296,149**	236,705
Undistributed profits at the end of the year (including: dividend declared after the balance sheet date of Rmb592,462,000; 2002: Rmb296,087,000)		**2,131,717**	1,281,803

Additional information:

Item	**2003** *Rmb'000*	2002 *Rmb'000*
1. Proceeds from the sale and disposal of divisions or invested entities	**—**	—
2. Losses arising from natural disasters	—	—
3. Increase (or decrease) in total profits due to the changes in accounting policy	**—**	—
4. Increase (or decrease) in total profits due to the changes in accounting estimates	**(103,000)**	—
5. Losses (or gains) arising from debt restructuring	**—**	—
6. Others	**—**	—

The accompanying notes on pages 71 to 111 form an integral part of these financial statements.

	Note to the consolidated cash flow statement	2003 *Rmb'000*
Cash flows from operating activities:		
Cash received from sales of goods		17,236,731
Refund of taxes		16,315
Sub-total of cash inflows		17,253,046
Cash paid for goods		(14,025,449)
Cash paid to and on behalf of employees		(274,039)
Taxes paid		(821,863)
Cash paid in relation to other operating activities		(133,430)
Sub-total of cash outflows		(15,254,781)
Net cash flow from operating activities	(a)	1,998,265
Cash flows from investing activities:		
Net proceeds from the disposal of fixed assets		1,593
Cash received in relation to other investing activities		63,246
Sub-total of cash inflows		64,839
Cash paid for acquisition of investments		(14,400)
Cash paid for acquisition of fixed assets, construction in progress, intangible assets and other long-term assets		(1,515,335)
Sub-total of cash outflows		(1,529,735)
Net cash flow from investing activities		(1,464,896)

For the year ended 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

	Note to the consolidated cash flow statement	2003 *Rmb'000*
Cash flows from financing activities:		
Proceeds from loans		975,000
Sub-total of cash inflows		975,000
Repayment of loans		(190,000)
Cash paid for dividends or interest payment		(415,382)
Sub-total of cash outflows		(605,382)
Net cash flow from financing activities		369,618
Effect of exchange rate fluctuations on cash held		1,938
Net increase in cash and cash equivalents	(c)	904,925

The accompanying notes on pages 71 to 111 form an integral part of these financial statements.

	2003
	Rmb'000

Notes to the consolidated cash flow statement

(a) Reconciliation of net profit to cash flows from operations:

Net profit	1,432,579
Add: Bad debt provision	(157)
Inventory provision	9,314
Depreciation of fixed assets	543,407
Amortisation of intangible assets	7,465
Decrease in deferred expenses	4,321
Loss on disposal of fixed assets	61,626
Financial expenses	9,498
Investment income	(6)
Increase in inventories	(215,278)
Increase in operating receivables	(264,069)
Increase in operating payables	409,565
Net cash flow from operating activities	1,998,265

(b) Non-cash transactions of investing and financing activities:

Conversion of convertible debentures A shares to capital	4,401
Write off of trade payables to capital	1,913

(c) Net increase in cash and cash equivalents:

Cash at the end of the year	2,606,976
Less: Cash at the beginning of the year	(1,702,051)
Add: Cash equivalents at the end of the year	—
Less: Cash equivalents at the beginning of the year	—
Net increase in cash and cash equivalents	904,925

The accompanying notes on pages 71 to 111 form an integral part of these financial statements.

Cash Flow Statement

For the year ended 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

	Note to the cash flow statement	2003 *Rmb'000*
Cash flows from operating activities:		
Cash received from sales of goods		17,255,124
Refund of taxes		16,315
Sub-total of cash inflows		17,271,439
Cash paid for goods		(14,025,449)
Cash paid to and on behalf of employees		(274,039)
Taxes paid		(821,863)
Cash paid in relation to other operating activities		(133,430)
Sub-total of cash outflows		(15,254,781)
Net cash flow from operating activities	(a)	2,016,658
Cash flows from investing activities		
Net proceeds from the disposal of fixed assets		1,593
Cash received in relation to other investing activities		20,758
Sub-total of cash inflows		22,351
Cash paid for acquisition of investments		(14,400)
Cash paid for acquisition of fixed assets, construction in progress, intangible assets and other long-term assets		(1,315,172)
Sub-total of cash outflows		(1,329,572)
Net cash flow from investing activities		(1,307,221)

	Note to the cash flow statement	2003 *Rmb'000*
Cash flows from financing activities:		
Proceeds from loans		700,000
Sub-total of cash inflows		700,000
Repayment of loans		(100,000)
Cash paid for dividends or interest payment		(406,100)
Sub-total of cash outflows		(506,100)
Net cash flow from financing activities		193,900
Effect of exchange rate fluctuations on cash held		1,690
Net increase in cash and cash equivalents	(c)	905,027

The accompanying notes on pages 71 to 111 form an integral part of these financial statements.

For the year ended 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

		2003
		Rmb'000

Notes to the cash flow statement

(a) Reconciliation of net profit to cash flows from operations:

Net profit		1,432,579
Add:	Bad debt provision	(157)
	Inventory provision	9,314
	Depreciation of fixed assets	543,407
	Amortisation of intangible assets	7,465
	Decrease in deferred expenses	4,321
	Loss on disposal of fixed assets	61,626
	Financial expenses	9,498
	Investment income	(6)
	Increase in inventories	(198,675)
	Increase in operating receivables	(268,076)
	Increase in operating payables	415,362
Net cash flow from operating activities		2,016,658

(b) Non-cash transactions of investing and financing activities:

Conversion of convertible debentures to capital	4,401
Write off of trade payables to capital	1,913

(c) Net increase in cash and cash equivalents:

Cash at the end of the year		2,580,613
Less:	Cash at the beginning of the year	(1,675,586)
Add:	Cash equivalents at the end of the year	—
Less:	Cash equivalents at the beginning of the year	—
Net increase in cash and cash equivalents		905,027

The accompanying notes on pages 71 to 111 form an integral part of these financial statements.

(Expressed in Thousand Renminbi)

1. STATUS OF THE COMPANY

Angang New Steel Company Limited (the "Company") was formally established on 8 May 1997 as a joint stock limited company.

The Company was established as a joint stock limited company under the Company Law of the People's Republic of China ("PRC"), with Anshan Iron & Steel Group Complex ("Angang Holding") as the sole originator, pursuant to the approval document Tigaisheng [1997] No. 62 "Reply to the Approval of the Establishment of Angang New Steel Company Limited" issued by the State Commission for Economic Restructuring of the PRC. The Company took over the business of the Wire Rod Plant, the Thick Plate Plant, and the Cold Rolling Plant (collectively referred to as the "Plants") of Angang Holding. Angang Holding is one of the largest iron and steel comprehensive production companies in China. According to the Division Agreement which took effect from 1 January 1997, Angang Holding transferred the production, sales, research and development, administration activities of the Plants together with the relevant assets and liabilities as at 31 December 1996 as its contribution to the Company. The above assets and liabilities had been revalued by China Assets Appraisal Co., Ltd. The revalued net asset value amounted to Rmb2,028,817,600. The valuation was confirmed by the State Administration of State-owned Assets under the document Guoziping [1997] No. 326.

The Company obtained the Business Enterprise License issued by the Liaoning Provincial Administration for Industry and Commerce Bureau on 8 May 1997.

Pursuant to the approval document Guoziqifa [1997] No. 65 issued by the State Administration of State-owned Assets, the above net assets transferred from Angang Holding to the Company was converted into 1,319,000,000 shares of Rmb1.00 each based on the conversion ratio of 65.01%.

Pursuant to the approval document Zhengweifa [1997] No. 40 issued by the Securities Committee of the State Council, the Company issued 890,000,000 ordinary H shares ("H shares") with a par value of Rmb1.00 each on 22 July 1997 which were subsequently listed on the Stock Exchange of Hong Kong Limited on 24 July 1997.

Pursuant to the approval documents "Notice on the Limit of A Shares to be Issued by Angang New Steel Company Limited" (Yetiban [1997] No. 16) issued by the Ministry of Metallurgical Industry and "Reply on the Application of the Public Offering of the Shares of Angang New Steel Company Limited" (Zhengjianfazi [1997] No. 503) issued by the China Securities Regulatory Commission, the Company also issued 300,000,000 ordinary A shares ("A shares") with a par value of Rmb1.00 each on 16 November 1997 which were subsequently listed on the Shenzhen Stock Exchange on 25 December 1997.

On 1 July 1999, the Company acquired certain production and related assets of the Large Section Plant from Angang Holding in cash and established the Large Section Plant.

The Company purchased three converter furnaces from Angang Holding on 1 April 2000 in cash. The new converter furnaces and the self-constructed continuous casting facilities of the Company become the main production line facilities of the Steel Smelting Plant of the Company.

On 9 January 2002, the Company entered into a joint venture agreement and a technology transfer agreement with Thyssen Krupp Stahl AG ("Thyssen"). The business registration of ANSC-TKS Galvanizing Co. Ltd. ("ANSC-TKS") was completed by 8 February 2002.

1. STATUS OF THE COMPANY *(continued)*

On 17 March 2003, the Company entered into an agreement with Angang International Trading (Group) Company ("AITG") and Angang New Steel and Iron Company Limited ("ANSI") to set up Angang Shenyang Steel Product Processing And Distribution Company Limited ("Angang Shenyang"). The principal activities of Angang Shenyang include the sale, processing and distribution of steel products. The Company holds 30% interests in Angang Shenyang, whose registered capital amounted to Rmb48,000,000.

The principal activities of the Company and ANSC-TKS (collectively referred to as the "Group") are the production and sale of steel billets, wire rods, thick plates, cold rolled sheets, large section steel and hot dip galvanised steel.

2. CHANGE IN ACCOUNTING POLICY AND ACCOUNTING ESTIMATES

(a) Change in accounting policy

According to the revised Accounting Standard for Business Enterprises: Events after Balance Sheet Date (Caikuaizi [1998] No. 14) and The Notice on the Accounting Standard for Business Enterprises: Events after Balance Sheet Date issued by the Ministry of Finance on 14 April 2003 (Caikuai [2003] No. 12), the Group has presented, separately in the shareholders' funds in the balance sheet, the cash dividends proposed by the board of directors after the balance sheet date but before the issuance of the financial statements. The Group has restated the financial statements of 2002.

The above change in accounting policy has increased the undistributed profits at the beginning of 2003 by Rmb296,087,000, while the accumulative effect on prior years is as follows:

	Before adjustments *Rmb'000*	Adjustments *Rmb'000*	After adjustments *Rmb'000*
Undistributed profits at the beginning of 2002	806,203	236,635	1,042,838
Undistributed profits at the end of 2002	985,716	296,087	1,281,803
Dividend payable at the end of 2002	296,087	(296,087)	—

(b) Change in accounting estimates

The Group has considered the current state of the production facilities and decided to adjust the useful lives of the fixed assets beginning from 1 January 2003. The adjustment is mainly for shortening the estimated useful lives of the fixed assets held by the Group.

The useful lives of fixed assets before and after the adjustment are as follows:

	Useful lives before adjustment	Useful lives after adjustment
Buildings and plants	12 to 42 years	10 to 40 years
Machinery and equipment	6 to 21 years	5 to 20 years
Other fixed assets	4 to 15 years	4 to 15 years

The adjustment increased the depreciation charge for 2003 by Rmb103,000,000 and decreased the profit after taxation by Rmb69,000,000.

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of the financial statements conform with the relevant requirements of the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC.

(a) Accounting period

The accounting year of the Group is from 1 January to 31 December.

(b) Preparation of the consolidated financial statements

The consolidated financial statements of the Group have been prepared in accordance with the Accounting Regulations for Business Enterprises and the Interim Provisions on Consolidated Financial Statements (Caikuaizi [1995] No. 11) issued by the Ministry of Finance.

The consolidated financial statements include the financial statements of the Company and its jointly controlled entity.

For those jointly controlled entities which the Company has joint control with other investors under contractual agreement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

(c) Accounting basis and pricing principle

The financial statements of the Group have been prepared on an accrual basis, with the historical cost method as the pricing principle, unless otherwise stated.

(d) Reporting currency

The reporting currency of the Group is Renminbi.

(e) Translation of foreign currencies

Foreign currency transactions are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the balance sheet date. Except as stated below, exchange gains and losses on foreign currency transactions are dealt with as the gains and losses of the current period.

Exchange gains and losses directly relating to the purchase or construction of fixed assets before they are ready for their intended use (including exchange gains and losses arising from loans used to finance the construction of fixed assets) are capitalised as part of the costs of the fixed assets.

During the construction period, exchange gains and losses are included in long-term deferred expenses and are included in the income statement in the month the related assets are ready for their intended use.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(f) Cash equivalents

Cash equivalents are short-term, highly liquid investments of the Group which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

(g) Bad debt provision

Trade receivables showing signs of uncollectibility are identified individually and bad debt provision is then made based on the probability of being uncollectible. In respect of other trade receivables, bad debt provision is made with reference to the ageing analysis and the management's estimation based on past experience.

Bad debt provision for other receivables is determined based on the nature and corresponding collectibility.

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost of inventories includes the costs of purchase, costs of conversion and other costs. Inventories are stated at the cost of purchase computed using the weighted average method. In addition to the actual cost for the purchase of raw materials, the cost of work in progress and finished goods also includes direct labour and an appropriate proportion of manufacturing overheads based on normal operating capacity. Except spare parts and consumables, inventory provision is provided at the difference between the cost of individual inventory item and its net realisable value. Spare parts and consumables are provided on the management's assessment. Net realisable value is determined according to the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs and related taxes necessary to make the sale.

Spare parts and consumables are expensed when being consumed.

Inventories are recorded by perpetual method.

(i) Long-term equity investments

Long-term equity investments are stated at the lower of the carrying amount and the recoverable amount. A provision for impairment of loss is made when the recoverable amount is lower than the carrying amount.

Long-term investments controlled or jointly controlled by the Company or over which the Company exercises significant influence are accounted for under the equity method. It is initially recorded at cost and adjusted thereafter according to the Company's share of equity interest in the invested entity.

Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(j) Fixed assets and construction in progress

Fixed assets represent assets with a useful life of over one year and with a higher unit cost which are held by the Group for production and operation purpose.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment loss (refer to Note 3(n)).

All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for its intended use, are capitalised as construction in progress. Those costs included borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use.

Depreciation is provided over the estimated useful life of each asset on a straight-line basis. The respective estimated useful lives and residual values are as follows:

	Depreciation life	Residual value
Buildings and plants	10 to 40 years	3%
Machinery and equipment	5 to 20 years	3%
Other fixed assets	4 to 15 years	3%

(k) Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortisation and impairment losses (refer to Note 3(n)). Amortisation is provided on a straight-line basis over the estimated useful life of ten years, the beneficial period of 12 years as specified in the related agreement or the grant period of 50 years as stipulated by law.

(l) Convertible debentures

Convertible debentures are stated at par value. Interest expense is accrued annually and is capitalised as the cost of corresponding construction in progress. Upon the completion of the construction in progress, the interest expense is charged directly to financial expenses of the same period.

Upon conversion, the carrying value of the debenture and the accrued interest is credited to the share capital and capital reserve.

(m) Pre-operating expenses

All the costs incurred during the set up period, except from that incurred for the purchase or construction of fixed assets, are initially recorded as long-term deferred expenses and are subsequently accounted for on a lump sum basis as profits or losses in the month when the enterprise commences operation.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(n) Impairment loss of long-term equity investment, fixed assets, construction in progress, intangible assets and other assets

The carrying amounts of the Group's assets, other than trade receivables and inventories (refer to Notes 3(g), 3(h)), are reviewed periodically in order to assess whether the recoverable amounts have decreased below the book value. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decrease has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by these assets are discounted to their present value. The amount of the impairment loss is recognised in the income statement of the current period.

Whenever there is any indication that an impairment loss recognised for an asset in prior years may no longer exist, or there has been a change in the estimates used to determine the recoverable amount which has led to a decrease in the impairment loss, the allowance for impairment loss will be reversed and the reversed amount is recognised in the income statement of the current period.

(o) Income tax

Income tax is provided on an accrual basis. The income tax of the Group for the current year is calculated according to the taxable income and the applicable tax rate.

(p) Revenue recognition

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due or the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(q) Repairs and maintenance expenses

Repairs and maintenance expenses are charged to the income statement as and when they are incurred.

(r) Research and development costs

Research and development costs are charged to the income statement in the period as and when they are incurred.

(s) Borrowing costs

Specific borrowing costs attributable to the construction of an asset during the period of time to get ready for its intended use are capitalised.

Except the above borrowing cost, other borrowing costs are expensed in the income statement in the period in which they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(t) Dividend distribution

Cash dividends are included in the income statement and profit appropriate statement when declare. The cash dividends proposed after the balance sheet date but before the issuance of the financial statements are presented separately in the shareholders' funds in the balance sheet.

(u) Retirement benefits

Contributions to defined contribution pension scheme are recognised as an expense in the income statement as incurred. Further information is set out in Note 40.

(v) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control and jointly control the party or exercise significant influence over the party, or vice versa, or where the Group and the party or parties are subject to common control or common significant influence. Related parties may be individuals or other entities.

4. TAXATION

(a) Value added tax

Tax relating to sales of goods applicable to the Group includes Value Added Tax ("VAT"). The VAT rate is 17%.

(b) Income tax

The applicable income tax rate of the Company is 33% (2002: 33%).

The jointly controlled entity of the Company, ANSC-TKS, did not provide for income tax as it had not began operations during the year.

(c) Others

The Group is subject to surcharges, including city construction and maintenance tax, education surcharge and local education surcharge, which are computed based on 7%, 3% and 1% of net VAT payable, respectively.

4. TAXATION *(continued)*

(d) Taxes payable

The Group	At 31 December 2003 Rmb'000	At 31 December 2002 Rmb'000
VAT payable	**28,997**	43,574
Income tax payable	**(23,067)**	48,748
Others	**2,712**	2,987
Total	**8,642**	95,309

The Company	At 31 December 2003 Rmb'000	At 31 December 2002 Rmb'000
VAT payable	**31,450**	43,574
Income tax payable	**(23,067)**	48,748
Others	**2,712**	2,931
Total	**11,095**	95,253

5. JOINTLY CONTROLLED ENTITY AND ASSOCIATE

As at 31 December 2003, particulars of the jointly controlled entity are set out below:

Name of invested company	Registered capital	Percentage of equity held by the Company	Initial cost of investment	Principal activities
ANSC-TKS	US$60,000,000	50%	US$30,000,000	Production and sale of rolled hot dip galvanised steel products

As at 31 December 2003, particulars of the associate are set out below:

Name of invested company	Registered capital	Percentage of equity held by the Company	Initial cost of investment	Principal activities
Angang Shenyang	Rmb48,000,000	30%	Rmb14,400,000	Processing, sale, storage and distribution of steel products

6. SEGMENT REPORTING

The profits of the Group are almost entirely attributable to the production and sales of steel products in the PRC. Accordingly, no segmental analysis is provided.

7. CASH AT BANK AND IN HAND

	At 31 December 2003			At 31 December 2002		
	Original currency	**Exchange rate**	**Rmb/Rmb equivalent**	Original currency	Exchange rate	Rmb/Rmb equivalent
The Group	***'000***		***Rmb'000***	*'000*		*Rmb'000*
Cash in hand						
Renminbi			**8**			26
Euro	**—**	**10.34**	**2**			—
Cash at bank						
Renminbi			**2,066,879**			1,607,669
HK Dollars	**18,844**	**1.07**	**20,082**	33,376	1.06	35,412
US Dollars	**799**	**8.28**	**6,613**	1,822	8.28	15,085
Euro	**2,236**	**10.34**	**23,114**	5,050	8.64	43,608
Pounds Sterling	**19**	**14.68**	**278**	19	13.21	251
Deposit with banks						
Renminbi			**490,000**			—
			2,606,976			1,702,051

	At 31 December 2003			At 31 December 2002		
	Original currency	**Exchange rate**	**Rmb/Rmb equivalent**	Original currency	Exchange rate	Rmb/Rmb equivalent
The Company	***'000***		***Rmb'000***	*'000*		*Rmb'000*
Cash in hand						
Renminbi			**8**			23
Cash at bank						
Renminbi			**2,041,910**			1,589,096
HK Dollars	**18,844**	**1.07**	**20,082**	33,376	1.06	35,412
US Dollars	**670**	**8.28**	**5,548**	873	8.28	7,230
Euro	**2,204**	**10.34**	**22,787**	5,046	8.64	43,574
Pounds Sterling	**19**	**14.68**	**278**	19	13.21	251
Deposit with banks						
Renminbi			**490,000**			—
			2,580,613			1,675,586

The balance of cash at bank and in hand of the Group as at 31 December 2003 has increased by Rmb904,925,000 as compared with the end of the previous year. The increase is mainly due to the increase in cash received for the sale of goods by the Company during the year as compared with previous year.

8. BILLS RECEIVABLE

All the bills receivable held by the Group represent the bills of acceptance issued by banks which are not secured.

The increase in balance of bills receivable of the Group as at 31 December 2003 as compared with previous year is mainly due to increase in sales in 2003 as compared with previous year.

Among the balance of bills receivable, no balance is due from a shareholder who holds 5% or more of the Company's shares.

9. TRADE RECEIVABLES

	The Group/Company At 31 December 2003		The Group/Company At 31 December 2002	
	Rmb'000	**%**	*Rmb'000*	%
Within one year	**84,749**	**100**	92,060	100
Less: Bad debt provision	**—**	**—**	—	—
	84,749	**100**	92,060	100

The management considers that no provision for bad debt in respect of trade receivables as at 31 December 2003 is necessary as all of these amounts are due with one year and it is expected that the amounts can be fully recovered.

The trade receivables of the Group/Company as at 31 December 2003 are as follows:

Name of the debtor	**Particulars**	**The Group/Company Amount**	**Percentage of total trade receivables**
		Rmb'000	**%**
China Railway Materials Northeast Co.	Sales of goods	22,509	27
China Railway Materials Shenyang Co.	Sales of goods	43,061	51
Shenyang Railway Authority Material Distribution Centre, Research & Development Department	Sales of goods	18,657	22
Shenyang Railway Authority Material Trading (Main Factory) Company	Sales of goods	522	—
		84,749	100

As at 31 December 2003, the total trade receivables of the Group's/Company's five largest debtors are as follows:

	The Group/Company At 31 December 2003	The Group/Company At 31 December 2002
Amount (Rmb'000)	**84,749**	92,060
Percentage of total trade receivables	**100%**	100%

Among the balance of trade receivables, no balance is due from a shareholder who holds 5% or more of the Company's shares.

10. OTHER RECEIVABLES

The Group	At 31 December 2003 Rmb'000	At 31 December 2002 Rmb'000
Subsidiaries of Angang Holding	**200**	16,886
Others	**18,799**	77,474
Less:Bad debt provision	**(3)**	(160)
	18,996	94,200

The Company	At 31 December 2003 Rmb'000	At 31 December 2002 Rmb'000
Subsidiaries of Angang Holding	**200**	16,886
Others	**13,686**	39,509
Less:Bad debt provision	**(3)**	(160)
	13,883	56,235

Ageing analyses of other receivables are as follows:

	At 31 December 2003		At 31 December 2002	
The Group	***Rmb'000***	%	*Rmb'000*	%
Within one year	**18,430**	**97**	62,579	66
Between one and two years	—	—	31,107	33
Between two and three years	—	—	514	1
Over three years	**569**	**3**	160	—
	18,999	**100**	94,360	100
Less: Bad debt provision over three years	**(3)**	—	(160)	—
	18,996	**100**	94,200	100

10. OTHER RECEIVABLES *(continued)*

The Company	At 31 December 2003 Rmb'000	%	At 31 December 2002 Rmb'000	%
Within one year	**13,317**	**96**	24,704	44
Between one and two years	**—**	**—**	31,017	55
Between two and three years	**—**	**—**	514	1
Over three years	**569**	**4**	160	—
	13,886	**100**	56,395	100
Less: Bad debt provision over three years	**(3)**	**—**	(160)	—
	13,883	**100**	56,235	100

Bad debt provision	The Group/Company At 31 December 2003 Rmb'000	The Group/Company At 31 December 2002 Rmb'000
Balance at the beginning of the year	**160**	56
Add: Provision for the year	**—**	104
Less: Written back for the year	**157**	—
Balance at the end of the year	**3**	160

As at 31 December 2003, the management considers that most of the other receivables can be recovered and all debtors have the ability to repay the debts, hence, the level of bad debt provision is less than 5%.

The five largest debtors of other receivables of the Group as at 31 December 2003 are as follows:

Name of the debtor	Particulars	The Group Amount Rmb'000	Percentage of other receivables %
Anshan State Tax Bureau	Export VAT refundable	5,845	31
The People's Insurance Company Of China, Anshan Branch	Insurance compensation	2,523	13
Bank of China, Anshan Branch	Interest receivable	1,544	8
ANSC-TKS	Pre-operating expenses	1,023	5
The Industrial and Commercial Bank of China, Anshan Branch	Interest receivable	944	5
		11,879	62

10. OTHER RECEIVABLES *(continued)*

As at 31 December 2003, the total other receivables of the Group's five largest debtors are as follows:

The Group	**At 31 December 2003**	At 31 December 2002
Amount (Rmb'000)	**11,879**	85,942
Percentage of total other receivables	**63%**	91%

The five largest debtors of other receivables of the Company as at 31 December 2003 are as follows:

		The Company	
Name of the debtor	**Particulars**	**Amount Rmb'000**	**Percentage of other receivables %**
Anshan State Tax Bureau	Export VAT refundable	5,845	42
ANSC-TKS	Pre-operating expenses	2,045	15
Bank of China, Anshan Branch	Interest receivable	1,544	11
The Industrial and Commercial Bank of China, Anshan Branch	Interest receivable	944	7
Shenzhen Stock Exchange	Prepayment of interest payable of convertible debentures	524	4
		10,902	79

As at 31 December 2003, the total other receivables of the Company's five largest debtors are as follows:

The Company	**At 31 December 2003**	At 31 December 2002
Amount (Rmb'000)	**10,902**	49,131
Percentage of total other receivables	**79%**	87%

The decrease in other receivables in 2003 as compared with 2002 is mainly due to the settlement of approximately Rmb16,886,000 from Angang Holding of prepayment for land use rights and construction costs and the settlement of VAT rebate of approximately Rmb28,273,000 from Anshan State Tax Bureau. The decrease in other receivables of the Group is also due to that ANSC-TKS has received the reimbursement of deposits for the purchase of overseas equipment of approximately Rmb71,320,000 from Dalian Custom.

During the year, the Group had no individually significant write-off or write-back of other receivables which had been fully or substantially provided for in prior years.

Among the balance of other receivables, no balance is due from a shareholder who holds 5% or more of the Company's shares.

11. PREPAYMENTS

The Group	At 31 December 2003 Rmb'000	%	At 31 December 2002 Rmb'000	%
Within one year	**593,967**	**100**	673,231	100
Between one and two years	**—**	**—**	2,961	—
Between two and three years	**—**	**—**	16	—
	593,967	**100**	676,208	100

The Company	At 31 December 2003 Rmb'000	%	At 31 December 2002 Rmb'000	%
Within one year	**593,962**	**100**	673,231	100
Between one and two years	**—**	**—**	2,961	—
Between two and three years	**—**	**—**	16	—
	593,962	**100**	676,208	100

The Group	At 31 December 2003 Rmb'000	At 31 December 2002 Rmb'000
ANSI	**543,545**	632,463
Subsidiaries of Angang Holding	**—**	11,235
	543,545	643,698
Prepayments for spare parts	**50,422**	32,510
	593,967	676,208

11. PREPAYMENTS *(continued)*

The Company	At 31 December 2003 *Rmb'000*	At 31 December 2002 *Rmb'000*
ANSI	**543,545**	632,463
Angang Holding and its subsidiaries	**—**	11,235
	543,545	643,698
Prepayments for spare parts	**50,417**	32,510
	593,962	676,208

Among the balance of prepayments, no balance is due from a shareholder who holds 5% or more of the Company's shares.

12. INVENTORIES

	The Group At 31 December 2003 *Rmb'000*	**The Company At 31 December 2003** *Rmb'000*	The Group/Company At 31 December 2002 *Rmb'000*
At cost			
Raw materials	**252,877**	**242,186**	144,609
Work in progress	**166,244**	**166,244**	124,735
Finished goods	**455,217**	**444,190**	366,471
Spare parts and consumables	**629,541**	**617,386**	635,516
	1,503,879	**1,470,006**	1,271,331
Less: Provision for diminution in value			
- Finished goods	**(15,130)**	**(15,130)**	—
- Spare parts	**(48,466)**	**(48,466)**	(54,282)
	1,440,283	**1,406,410**	1,217,049

12. INVENTORIES (continued)

Provision for diminution in value	The Group/Company At 31 December 2003 Rmb'000	The Group/Company At 31 December 2002 Rmb'000
Balance at the beginning of the year	**54,282**	73,466
Add: Provision for the year	**15,130**	—
Less: Written back for the year	**5,816**	19,184
Balance at the end of the year	**63,596**	54,282

All the above inventories are either purchased or manufactured by the Group.

	The Group/Company At 31 December 2003 Rmb'000	The Group/Company At 31 December 2002 Rmb'000
The cost of inventories recognised as cost of sales	**12,183,096**	9,473,797

The net realisable value of the inventory of which provision had been made amounted to Rmb36,391,000 (2002: Rmb85,076,000).

The increase in the balance of inventories as at 31 December 2003 as compared with previous year is mainly due to the increase in purchase price of raw materials and the increase in production capacity in 2003.

13. DEFERRED EXPENSES

	At 31 December 2003 Rmb'000	At 31 December 2002 Rmb'000
The Company		
- Heating expenses	—	4,321
ANSC-TKS		
- Software license fee and others	**184**	213
The Group	**184**	4,534

The decrease in deferred expenses as at 31 December 2003 as compared with previous year is mainly due to the change in payment of heating expenses which were paid in accordance to actual consumption. Heating expenses were previously paid at the beginning of the winter season and amortised over the period.

14. LONG-TERM INVESTMENT

	Balance at the beginning of the year *Rmb'000*	Additions *Rmb'000*	Amortisation *Rmb'000*	Balance at the end of the year *Rmb'000*
The Group				
Investment in associate	—	14,406	—	14,406
Less: Provision for diminution in value	—	—	—	—
Sub-total	—	14,406	—	14,406
Investment in jointly controlled entity	248,305	4,007	—	252,312
Less: Provision for diminution in value	—	—	—	—
Sub-total	248,305	4,007	—	252,312
The Company				
Total	248,305	18,413	—	266,718

As at 31 December 2003, the Company's investment in jointly controlled entity is as follows:

Name of invested entity	Share of equity interest in the invested entity	Term of investment	Initial cost of investment *Rmb'000*
ANSC-TKS	50%	50 years	248,305

The Company's first injection to ANSC-TKS had been verified by Dalian Hengping United Public Accountants and the capital verification report was issued on 28 March 2002. The Company's second injection had been verified by KPMG Huazhen and the capital verification report was issued on 28 September 2002. At 28 August 2002, the registered capital of ANSC-TKS had been fully paid in accordance with the Articles of Association. ANSC-TKS is still in the set up stage.

Pursuant to an Equity Pledge Agreement entered into between the Company and Bank of China, Liaoning Branch on 20 October 2002, the Company pledged to Bank of China, Liaoning Branch all its equity interests in ANSC-TKS to secure the performance of the obligation of ANSC-TKS, i.e. to repay and settle the related debts due to Bank of China, Liaoning Branch in full and in a timely manner. Details of the arrangement are set out in Note 26.

14. LONG-TERM INVESTMENT (continued)

As at 31 December 2003, the Group/Company's investment in associate is as follows:

Name of invested entity	Share of equity interest in the invested entity	Term of investment	Initial cost of investment *Rmb'000*
Angang Shenyang	30%	50 years	14,400

Name of invested entity	Balance at the beginning of the year *Rmb'000*	Addition for the year *Rmb'000*	Gain for the year *Rmb'000*	Decrease for the year *Rmb'000*	Balance at the end of the year *Rmb'000*	Provision for diminution in value *Rmb'000*	Carrying value *Rmb'000*
Angang Shenyang	—	14,400	6	—	14,406	—	14,406

As at 31 December 2003, the Company's total investment represents 3% (2002: 3%) of the Company's net asset value.

15. FIXED ASSETS

The Group	Land use rights Rmb'000	Buildings and plants Rmb'000	Machinery and equipment Rmb'000	Others Rmb'000	Total Rmb'000
Cost:					
Balance at the beginning of the year	—	1,813,147	4,833,550	424,443	7,071,140
Additions	—	5,373	1,262	3,437	10,072
Transferred from construction in progress (Note 16)	164,987	580,492	1,988,220	219,841	2,953,540
Reclassification	—	48,526	(48,942)	416	—
Disposals	—	(1,005)	(166,334)	(19,297)	(186,636)
Balance at the end of the year	164,987	2,446,533	6,607,756	628,840	9,848,116
Accumulated depreciation:					
Balance at the beginning of the year	—	537,485	1,915,465	388,025	2,840,975
Charge for the year	210	104,763	412,293	26,758	544,024
Reclassification	—	263	(272)	9	—
Written back on disposal	—	(58)	(104,953)	(18,406)	(123,417)
Balance at the end of the year	210	642,453	2,222,533	396,386	3,261,582
Net book value:					
Balance at the end of the year	164,777	1,804,080	4,385,223	232,454	6,586,534
Balance at the beginning of the year	—	1,275,662	2,918,085	36,418	4,230,165

15. FIXED ASSETS *(continued)*

The Company	Land use rights *Rmb'000*	Buildings and plants *Rmb'000*	Machinery and equipment *Rmb'000*	Others *Rmb'000*	Total *Rmb'000*
Cost:					
Balance at the beginning of the year	—	1,813,147	4,833,550	422,217	7,068,914
Additions	—	5,373	758	125	6,256
Transferred from construction in progress (Note 16)	164,987	576,640	1,988,220	219,841	2,949,688
Reclassification	—	48,526	(48,942)	416	—
Disposals	—	(1,005)	(166,334)	(19,297)	(186,636)
Balance at the end of the year	164,987	2,442,681	6,607,252	623,302	9,838,222
Accumulated depreciation:					
Balance at the beginning of the year	—	537,485	1,915,465	387,811	2,840,761
Charge for the year	210	104,749	412,290	26,158	543,407
Reclassification	—	263	(272)	9	—
Written back on disposal	—	(58)	(104,953)	(18,406)	(123,417)
Balance at the end of the year	210	642,439	2,222,530	395,572	3,260,751
Net book value:					
Balance at the end of the year	164,777	1,800,242	4,384,722	227,730	6,577,471
Balance at the beginning of the year	—	1,275,662	2,918,085	34,406	4,228,153

As at 31 December 2003, the net book value of the fully depreciated fixed assets of the Group which are still in use is Rmb19,574,000 (2002: Rmb18,050,000).

Part of the fixed assets are pledged by the Group as collaterals of the syndicated loan. Details of which are set out in Note 26.

16. CONSTRUCTION IN PROGRESS

Construction in progress comprises expenditure incurred for buildings, plants, machinery and equipment which have not yet put into operation.

	Amount		Including: Capitalisation of interest charges	
	The Group *Rmb'000*	The Company *Rmb'000*	The Group *Rmb'000*	The Company *Rmb'000*
Cost				
Balance at the beginning of the year	2,358,791	2,094,732	38,410	38,033
Additions	1,801,407	1,558,077	87,048	78,135
Transfer to fixed assets (Note 15)	(2,953,540)	(2,949,688)	(54,313)	(54,313)
Balance at the end of the year	1,206,658	703,121	71,145	61,855
Less: Provision for diminution in value				
Balance at the beginning of the year	—	—		
Additions	—	—		
Deductions	—	—		
Written off	—	—		
Balance at the end of the year	—	—		
Net Amount				
Balance at the end of the year	1,206,658	703,121		
Balance at the beginning of the year	2,358,791	2,094,732		

Interest charge of the Group for the year was capitalised at a rate of 5.52% (2002: 5.5%).

16. CONSTRUCTION IN PROGRESS *(continued)*

As at 31 December 2003, the projects under construction of the Group/Company are as follows:

Project	Budget *Rmb'000*	Balance at 1 January 2003 *Rmb'000*	Additions *Rmb'000*	Transferred to fixed assets *Rmb'000* (Note 15)	Balance at 31 December 2003 *Rmb'000*	Percentage of budget	Source of fund	Interest charges capitalised during the year *Rmb'000*
Upgrade of cold rolling production lines	4,072,500	1,561,337	1,173,713	(2,130,671)	604,379	75%	Equity finance and bank loans	75,503
Upgrade of continuous casting and rolling mill, and all-purposes rolling mill	600,000	302,027	93,445	(395,000)	472	99%	Equity finance and operating fund	—
Upgrade of the heavy plate rolling line	435,000	221,452	179,520	(345,000)	55,972	95%	Operating fund and bank loans	2,632
Technology renovation	211,640	9,916	111,399	(79,017)	42,298	25%	Operating fund	—
Total for the Company	5,319,140	2,094,732	1,558,077	(2,949,688)	703,121			78,135
Dalian galvanised steel production line	748,602	264,059	243,330	(3,852)	503,537	90%	Operating fund and bank loans	8,913
Total for the Group	6,067,742	2,358,791	1,801,407	(2,953,540)	1,206,658			87,048

Part of the construction in progress are pledged by the Group as collaterals of the syndicated loan. Details of which are set out in Note 26.

17. INTANGIBLE ASSETS

The Group	Land use rights *Rmb'000*	Software *Rmb'000*	Industrial technology *Rmb'000*	Total *Rmb'000*
Cost				
Balance at the beginning of the year	354,200	2,182	3,117	359,499
Additions	—	8,949	9,702	18,651
Deductions	—	—	—	—
Balance at the end of the year	354,200	11,131	12,819	378,150
Less: Accumulated amortisation				
Balance at the beginning of the year	35,534	102	—	35,636
Additions	7,392	127	—	7,519
Deductions	—	—	—	—
Balance at the end of the year	42,926	229	—	43,155
Less: Provision for diminution in value				
Balance at the beginning of the year	—	—	—	—
Additions	—	—	—	—
Deductions	—	—	—	—
Balance at the end of the year	—	—	—	—
Net amount				
Balance at the end of the year	311,274	10,902	12,819	334,995
Balance at the beginning of the year	318,666	2,080	3,117	323,863

17. INTANGIBLE ASSETS (continued)

The Company	Land use rights Rmb'000	Software Rmb'000	Total Rmb'000
Cost			
Balance at the beginning of the year	354,200	—	354,200
Additions	—	2,601	2,601
Deductions	—	—	—
Balance at the end of the year	354,200	2,601	356,801
Less: Accumulated amortisation			
Balance at the beginning of the year	35,534	—	35,534
Additions	7,392	73	7,465
Deductions	—	—	—
Balance at the end of the year	42,926	73	42,998
Less: Provision for diminution in value			
Balance at the beginning of the year	—	—	—
Additions	—	—	—
Deductions	—	—	—
Balance at the end of the year	—	—	—
Net amount			
Balance at the end of the year	311,274	2,528	313,802
Balance at the beginning of the year	318,666	—	318,666

Land use rights include contribution of Rmb226,800,000 made by Angang Holding and the amount of Rmb127,400,000 acquired by the Company. Land use rights are amortised over a remaining period of 44 years. Software is amortised on a straight-line based over 10 years. Industrial technology purchased by ANSC-TKS from Thyssen, has a useful life of 12 years commencing from the date when ANSC-TKS obtained its business license. Amortisation is calculated on a straight-line basis over its remaining useful life commencing from the date when it was put into use.

18. LONG-TERM DEFERRED EXPENSES

	The Group *Rmb'000*	The Company *Rmb'000*
Cost		
Balance at the beginning of the year	6,955	—
Additions	19,355	—
Deductions	—	—
Balance at the end of the year	26,310	—
Net amount		
Balance at the end of the year	26,310	—
Balance at the beginning of the year	6,955	—

Long-term deferred expenses represent pre-operating expenses incurred by ANSC-TKS. As at 31 December 2003, ANSC-TKS is still in the set up stage.

19. SHORT-TERM LOANS

	At 31 December 2003			At 31 December 2002		
The Group	**Principal *Rmb'000***	**Interest rate p.a.**	**Credit/ secured/ guaranteed/ pledged**	Principal *Rmb'000*	Interest rate p.a.	Credit/ secured/ guaranteed/ pledged
Bank loans	—			65,000	5.04%	Credit

	At 31 December 2003			At 31 December 2002		
The Company	**Principal *Rmb'000***	**Interest rate p.a.**	**Credit/ secured/ guaranteed/ pledged**	Principal *Rmb'000*	Interest rate p.a.	Credit/ secured/ guaranteed/ pledged
Bank loans	—			—		

Among the above balance, no balance is due to a shareholder who holds 5% or more of the Company's shares.

20. BILLS PAYABLE

The decrease in bills payable is due to the increase in cash purchases of the Group during the year. Bills payable of the Company primarily represent bank accepted bills for raw materials and spear parts purchasing. The repayment terms are within six months.

The Group's/Company's five largest bills payable as at 31 December 2003 are as follows:

Name of creditor	Particulars	Amount *Rmb'000*	Percentage of total bills payable %
ANSI	Purchase goods	1,000,000	79
Heilongjiang First Heavy Industries Company Limited	Purchase goods	9,700	1
China First Heavy Industries Limited, Sales Branch	Purchase goods	6,870	1
AITG	Purchase goods	5,894	1
Tanggang Refractory Co., Ltd.	Purchase goods	5,583	—
		1,028,047	82

As at 31 December 2003 the total bills payable of the Group's/Company's five largest creditors are as follows:

	At 31 December 2003	At 31 December 2002
Amount (Rmb'000)	**1,028,047**	1,501,576
Percentage of total bills payable	**82%**	98%

Among the balance of bills payable, no balance is due to a shareholder who holds 5% or more of the Company's shares.

21. TRADE PAYABLES

As at 31 December 2003, the balance of trade payable of the Group includes Rmb32,033,000 due to ANSI for the purchase of raw materials, Rmb19,419,000 due to the subsidiaries of Angang Holding for the purchase of raw materials and maintenance services and Rmb755,000 due to Angang Holding for maintenance services.

None of the trade payables of the Group as at 31 December 2003 are aged over three years.

Angang Holding holds more than 5% of the Company's shares.

22. RECEIPTS IN ADVANCE

The increase in balance of receipts in advance of the Group as at 31 December 2003 as compared with previous year is mainly due to increase in orders from customers for the products of the Group in the second half of the year as compared to same period of last year.

As at 31 December 2003, the balance of receipts in advance of the Group includes Rmb397,731,000, Rmb23,962,000 and Rmb234,223,000 received from AITG, ANSI and the subsidiaries of Angang Holding for the purchase of steel products. The balance also includes Rmb94,000 received from Angang Holding for the purchase of steel products.

None of the receipts in advance of the Group as at 31 December 2003 were aged over one year.

Angang Holding holds more than 5% of the Company's shares.

23. ACCRUED PAYROLL

The Group's salary is composed of basic salary and performance-linked salary. The increase in the Group's profit for the year led to an increase in accrued payroll. The accrued payroll balance at 31 December 2003 includes Rmb48,940,000 of performance-linked salary which is payable in 2004.

24. STAFF WELFARE PAYABLE

The increase in staff cost in 2003 led to the increase in staff welfare payable in 2003 as compared to 2002.

25. OTHER PAYABLES

The Group	**At 31 December 2003 *Rmb'000***	At 31 December 2002 *Rmb'000*
Construction costs	**368,143**	52,671
Freight charges	**10,937**	14,159
Deposit for steel shelves	**17,094**	18,418
Payables to Thyssen	**—**	11,340
Pension and unemployment insurance	**2,200**	4,143
Tax withheld	**1,687**	2,203
Staff education fund	**5,346**	3,751
Education surcharge	**1,259**	1,274
Others	**10,920**	12,228
	417,586	120,187

25. OTHER PAYABLES (continued)

The Company	At 31 December 2003 Rmb'000	At 31 December 2002 Rmb'000
Construction costs	**242,792**	35,877
Freight charges	**10,937**	14,159
Deposit for steel shelves	**17,094**	18,418
Pension and unemployment insurance	**2,200**	4,143
Tax withheld	**1,687**	2,203
Staff education fund	**5,346**	3,751
Education surcharge	**1,259**	1,274
Others	**9,927**	11,011
	291,242	90,836

As at 31 December 2003, the balance of other payables of the Group includes Rmb161,332,000 due to AITG and the subsidiaries of Angang Holding for construction and other services. The balance also includes Rmb32,000 due to Angang Holding for the construction services.

Angang Holding holds more than 5% of the Company's shares.

None of the other payables of the Group as at 31 December 2003 are aged over three years.

26. LOANS

	The Group At 31 December 2003 Rmb'000	The Company At 31 December 2003 Rmb'000	The Group/Company At 31 December 2002 Rmb'000
Current portion of long-term debts	**420,267**	**400,000**	—
Long-term debts	**1,892,733**	**1,663,000**	1,463,000
	2,313,000	**2,063,000**	1,463,000

26. LOANS *(continued)*

The interest rates and terms of repayment for current portion of long-term loans are as follows:

Bank	Period *(Note 1)*	Interest rate p.a. *(Note 2)*	Secured/ guaranteed	The Group At 31 December 2003 *Rmb'000*	The Company At 31 December 2003 *Rmb'000*	The Group/ Company At 31 December 2002 *Rmb'000*
Industrial and Commercial Bank of China	Due in 2004	5.49%	Guaranteed	300,000	300,000	—
Bank of China	Due in 2004	5.49%	Guaranteed	100,000	100,000	—
Bank of China	Due in 2004	5.76%	Secured	20,267	—	—
				420,267	400,000	—

The interest rates and terms of repayment for long-term bank loans are as follows:

Bank	Period *(Note 1)*	Interest rate p.a. *(Note 2)*	Secured/ guaranteed	The Group At 31 December 2003 *Rmb'000*	The Company At 31 December 2003 *Rmb'000*	The Group/ Company At 31 December 2002 *Rmb'000*
Industrial and Commercial Bank of China	Due in 2004	5.49%	Guaranteed	—	—	300,000
Industrial and Commerical Bank of China	Due in 2005	5.49%	Guaranteed	63,000	63,000	63,000
Bank of China	Due in 2005	5.49%	Guaranteed	1,000,000	1,000,000	1,100,000
Bank of China	Due in 2006	5.49%	Guaranteed	600,000	600,000	—
Bank of China	Due in 2005 to 2014	5.76%	Secured	229,733	—	—
				1,892,733	1,663,000	1,463,000

(Expressed in Thousand Renminbi)

26. LOANS *(continued)*

The bank loans of the Company are mainly used for technology renovation and equipment upgrading and are guaranteed by Angang Holding.

In October 2002, ANSC-TKS entered into a loan agreement ("loan agreement") in respect of a syndicated loan totalling Rmb1.08 billion arranged by Bank of China which would be used for the construction of its production line. ANSC-TKS pledged its land use rights, construction in progress, buildings and plants, machinery and equipment with a carrying value of Rmb1,015,752,000 (2002: Rmb519,248,000) as at 31 December 2003 to Bank of China as collaterals of the loan.

The Company pledged to Bank of China its 50% equity interest in ANSC-TKS to secure the performance of the obligations of ANSC-TKS under the loan agreement.

As at 31 December 2003, ANSC-TKS has drawn down Rmb500,000,000 (2002: Rmb Nil) from the above syndicated loan facility.

Among the above balance, no balance is due to a shareholder who holds 5% or more of the Company's shares.

(Note 1) The repayment period of the loans is between 28 June 2004 and 20 December 2014.

(Note 2) The interest rate of the loans was based on rates quoted by the People's Bank of China.

27. CONVERTIBLE DEBENTURES

On 15 March 2000, the Company issued convertible debentures (the "Debentures") amounting to Rmb1,500,000,000. The Debentures are listed on the Shenzhen Stock Exchange and are guaranteed by Angang Holding. Each debenture will, at the option of the holder, be convertible from 14 September 2000 to 13 March 2005 into A shares with a par value of Rmb1 each of the Company at a conversion rate of Rmb3.3 per share. On 22 June 2001, the conversion rate was revised to Rmb 3.21 per share. On 4 July 2002, the conversion rate was revised to Rmb 3.13 per share. The conversion rate has been further revised to Rmb3.03 per share since 3 June 2003. The exercise in full of the conversion rights attaching to the Debentures would have resulted in the issue of 455,108,652 A shares.

The Debentures are interest bearing at a rate of 1.2% per annum payable on 14 March each year.

By 31 December 2003, 453,308,652 A shares were converted from the Debentures of the Company with a value of Rmb1,494,546,000. The par value of Debentures converted in excess the par value of the shares and the accrued interest expenses of Rmb10,251,000 have increased the capital surplus by Rmb1,051,466,000. A cash payment of Rmb22,000 was made for the odd lot convertible debentures.

28. SHARE CAPITAL

Issued and paid up capital	The Company At 31 December 2003 Rmb'000	At 31 December 2002 Rmb'000
Unlisted shares:		
1,319,000,000 State-owned legal person shares of Rmb1 each	**1,319,000**	1,319,000
Listed shares:		
751,873,679 (2002: 748,935,149) Renminbi ordinary shares ("A shares") of Rmb1 each issued at the beginning of the year	**751,874**	748,935
Additional issue of 1,434,973 (2002: 2,938,530) A shares upon the conversion of convertible debentures	**1,435**	2,939
753,308,652 (2002: 751,873,679) A shares of Rmb1 each issued at the end of the year	**753,309**	751,874
890,000,000 (2002: 890,000,000) overseas-listed foreign invested shares of Rmb1 each ("H share")	**890,000**	890,000
	1,643,309	1,641,874
	2,962,309	2,960,874

All the State-owned legal person shares, A and H shares rank pari passu in all material respects.

29. CAPITAL RESERVE

The Company	At 1 January 2003 Rmb'000	Increase Rmb'000	At 31 December 2003 Rmb'000
Net asset conversion	709,817	—	709,817
Write off of water and electricity use rights	(122,733)	—	(122,733)
Proceeds from the issuance of H shares, net of expenses	594,722	—	594,722
Proceeds from the issuance of A shares, net of expenses	848,222	—	848,222
Conversion of A share convertible debentures	1,048,500	2,966	1,051,466
Write off of trade payables	165	1,913	2,078
Receipt of non-cash assets donation	—	76	76
	3,078,693	4,955	3,083,648

30. SURPLUS RESERVES

	The Group/Company		
	At 1 January 2003	**Profits distribution**	**At 31 December 2003**
	Rmb'000	***Rmb'000***	***Rmb'000***
Statutory surplus reserve	242,039	143,258	385,297
Statutory public welfare fund	242,039	143,258	385,297
	484,078	286,516	770,594

On 16 April 2004, the board of director of the Company approves the allocation of 10% of the net profit after taxation of the Company to the Statutory surplus reserve until the reserve aggregates to 50% of the Company's registered capital. In addition, 10% of the Company's net profit after taxation is allocated to the Statutory public welfare fund.

31. UNDISTRIBUTED PROFITS

	The Group/ Company At 31 December 2003	The Group/ Company At 31 December 2002
	Rmb'000	*Rmb'000*
Undistributed profits at the beginning of the year	**1,281,803**	1,042,838
Add: Profit for the year	**1,432,579**	594,588
Less: Transfer to surplus reserves	**(286,516)**	(118,918)
Dividends	**(296,087)**	(236,635)
Balance of dividends	**(62)**	(70)
Undistributed profits at the end of the year	**2,131,717**	1,281,803

Pursuant to the shareholder's approval at the Annual General Meeting on 23 May 2003, the Company was authorised to declare cash dividend of Rmb0.1 per share (2002: Rmb0.08 per share) totalling Rmb296,087,000 (2002: Rmb236,635,000) to ordinary share shareholders.

Proposed dividends in respect of the year 2002 and the actual amount paid are Rmb296,087,000 and Rmb296,149,000 respectively.

Pursuant to a resolution passed at the Director's meeting on 16 April 2004, the Directors proposed a cash dividend of Rmb0.2 per share (2002: Rmb0.1 per share) to ordinary share shareholders.

32. INCOME FROM PRINCIPAL OPERATIONS

	The Group/ Company 2003 *Rmb'000*	The Group/ Company 2002 *Rmb'000*
Wire rods	**1,727,071**	1,653,465
Thick plates	**2,768,789**	2,309,085
Cold rolled sheets	**6,233,339**	4,302,645
Large section products	**2,976,174**	2,198,228
Steel billets	**815,363**	307,654
	14,520,736	10,771,077

Total sales to the five largest customers were Rmb4,221,237,000 (2002: Rmb1,831,000,000) which accounted for 29% (2002: 17%) of the total sales income of the Group for the year ended 31 December 2003.

There is an increase in the sales income of the Group in 2003 as compared with the previous year. It is mainly due to the increase in sales volume, the improvement in sales mix and the increase in product price of the Company.

33. COST OF SALES

	The Group/ Company 2003 *Rmb'000*	The Group/ Company 2002 *Rmb'000*
Wire rods	**1,476,719**	1,575,276
Thick plates	**1,964,154**	2,066,566
Cold rolled sheets	**5,515,117**	3,837,017
Large section steel products	**2,483,080**	1,701,935
Steel billets	**744,026**	293,003
	12,183,096	9,473,797

The cost of sales of the Group represents the costs incurred for the sales of steel products.

34. BUSINESS TAXES AND SURCHARGES

	Tax rate and basis	The Group/ Company 2003 *Rmb'000*	The Group/ Company 2002 *Rmb'000*
City construction and maintenance taxes	7% of VAT payable	**24,556**	15,655
Education surcharge and local education surcharge	3% and 1% of VAT payable	**14,032**	8,945
		38,588	24,600

35. OTHER OPERATING PROFIT

	The Group/ Company 2003 *Rmb'000*	The Group/ Company 2002 *Rmb'000*
Profit from sales of packaging materials	**4,857**	6,759
Profit from sales of scrap materials	**30,628**	23,096
Others	**1,206**	415
	36,691	30,270

36. FINANCIAL EXPENSES/(INCOME)

	The Group 2003 Rmb'000	**The Company 2003 Rmb'000**	The Group 2002 Rmb'000	The Company 2002 Rmb'000
Interest and other borrowing costs	**117,414**	**107,551**	46,169	45,792
Less: Amount capitalised as construction in progress	**(87,048)**	**(78,135)**	(27,671)	(27,294)
Amount capitalised as pre-operating expenses	**(950)**	—	—	—
Net interest expenses	**29,416**	**29,416**	18,498	18,498
Net exchange difference	**705**	**(1,690)**	(20,175)	(20,175)
Less: Amount capitalised as construction in progress	**1,033**	**1,033**	19,918	19,918
Amount capitalised as pre-operating expenses	**(2,395)**	**—**	—	—
Net exchange gain	**(657)**	**(657)**	(257)	(257)
Interest income	**(20,947)**	**(20,947)**	(6,201)	(6,201)
Bank charges	**1,686**	**1,686**	1,795	1,795
	9,498	**9,498**	13,835	13,835

The increase in interest income is due to increase in average bank balances and term deposits.

37. INVESTMENT INCOME

	The Group/ Company 2003 *Rmb'000*	The Group/ Company 2002 *Rmb'000*
Income from long-term equity investment in associate - Accounted under equity method	**6**	—

Investment income of the Group does not have severe restrictions that significantly impair its ability to transfer funds to the investors.

38. NON-OPERATING EXPENSES

	The Group/ Company 2003 Rmb'000	The Group/ Company 2002 Rmb'000
Loss on disposal of fixed assets	**63,219**	25,634
Fines, penalties and compensation	**42**	2,265
Donation	**1,143**	—
Others	—	10
	64,404	27,909

39. RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(a) Related party with controlling interest:

Name of enterprise	Registered address	Principal activities	Relationship with the Company	Economic nature	Legal representative
Angang Holding	Tie Xi District Anshan Liaoning Province	Production and sale of steel and metal products, steel filament tubes, and metal structures	Holding company	State-owned	Liu Jie

The registered capital of Angang Holding as at 31 December 2003 was Rmb10,794,160,000. It held 44.53% of the total share capital of the Company. There was no change in the registered capital of Angang Holding during the year. The changes in percentage of shares held by Angang Holding are detailed in Note 28 "Share Capital".

(b) Related parties without controlling interest:

Name of enterprise	Relation with the Company
ANSI	Fellow subsidiary
ANSC-TKS	Jointly controlled entity
Angang Shenyang	Associate and fellow subsidiary

39. RELATED PARTIES AND RELATED PARTY TRANSACTIONS *(continued)*

(c) Details of related party transactions with Angang Holding and its subsidiaries and ANSI:

	2003 **Rmb'000**	2002 Rmb'000
Sales (excluding business taxes and surcharges)	**1,837,745**	991,051
Sales of scrap materials (excluding business taxes and surcharges)	**253,966**	215,140
Purchases		
- Raw materials	**9,856,095**	7,501,072
- Ancillary materials and spare parts	**91,407**	79,646
Supply of fuel and power	**306,557**	284,432
Staff welfare and other services	**289,184**	211,942

(i) Sales

The Company sold steel products to ANSI and various subsidiaries of Angang Holding at selling prices not lower than the average prices charged to independent customers for the preceding month. Included in the above are sales of pipe billets totalling Rmb833,364,000 (2002: Rmb571,917,000).

(ii) Sales of scrap materials

The Company sold scrap materials to ANSI at average prices charged to independent customers.

(iii) Purchase of raw materials

The Company purchased its principal raw materials from ANSI, at prices no higher than the lowest sales prices of the preceding month charged by ANSI to independent customers and the average sales prices quoted to the Company by five independent suppliers for large quantities.

(iv) Purchase of ancillary materials and spare parts

The Company purchased ancillary materials and spare parts from ANSI, the prices of which were based on the average prices of such materials charged by ANSI to independent customers.

(v) Supply of fuel and utilities

The Company purchased fuel and utilities such as industrial water, recycled water, soft water, mixed gas, oxygen, nitrogen, hydrogen, compressed air and steam from ANSI at cost, limited to a maximum increment of 5% from the relevant cost charged in the previous year.

(Expressed in Thousand Renminbi)

39. RELATED PARTIES AND RELATED PARTY TRANSACTIONS *(continued)*

(c) Details of related party transactions with Angang Holding and its subsidiaries and ANSI: *(continued)*

(vi) Staff welfare and other services

The subsidiaries of Angang Holding provide staff welfare and other services to the Company, which include: railway and road transportation services; agency services for the purchase of fuel oil and liquefied petroleum gas, import of spare parts and export of products; equipment repair and general maintenance and overhaul services; design and engineering services, product quality testing and analysis; heating supply for employees' accommodation; newspaper, telephone, fax and other media communication services and staff training. These services are charged either at the applicable State prices, market prices or at cost by the subsidiaries of Angang Holding.

(vii) Guarantee of debentures

The issuance of Debentures amounting to Rmb1,500,000,000 on 15 March 2000 was guaranteed by Angang Holding.

(viii) Guarantee of loans

As at 31 December 2003, total amount of loans obtained by the Company from The Industrial and Commercial Bank of China and The Bank of China amounted to Rmb2,063,000,000 (2002: Rmb1,463,000,000). These bank loans are guaranteed by Angang Holding, details of which are set out in Note 26.

(ix) Acquisition of land use rights and titles of related buildings

On 14 January 2003, the Company entered into a Transfer Agreement with Angang Holding under which the Company agreed to acquire from Angang Holding the land use rights of a piece of land situated in the PRC and the title to the buildings on which are erected. Total consideration for the acquisition amounted to Rmb150,915,000. The Company made announcement on 15 January 2003 regarding this transaction. The amount had been fully paid on 21 February 2003.

(x) Interest in Angang Shenyang

On 17 March 2003, the Company entered into an agreement with two fellow subsidiaries to set up Angang Shenyang (Note 14).

39. RELATED PARTIES AND RELATED PARTY TRANSACTIONS *(continued)*

(d) Details of related party transactions between the Company and Angang Holding with ANSC-TKS:

(i) Equity interest of the Company in ANSC-TKS

The Company pledged its 50% equity interest in ANSC-TKS to Bank of China to secure the performance of the obligations of ANSC-TKS under the loan agreement.

Pursuant to the funding supporting agreement entered into with Thyssen on 22 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction of the galvanising plant, repay the syndicated loan or finance the operations. The commitment is limited to US$8,000,000 and will be reduced to US$4,000,000 after the tenth repayment date.

(ii) Sales of products from the Company to ANSC-TKS

The Company sold products to ANSC-TKS totalling Rmb25,193,000 in 2003.

(iii) Provision of construction service by Angang Holding and its subsidiaries to ANSC-TKS

Subsidiaries of Angang Holding constructed the production line for ANSC-TKS at similar terms and pricing policies on providing such construction service to independent parties. The cost for related construction service provided in 2003 amounted to Rmb20,928,000 in which Rmb10,464,000 had been included in the consolidated financial statement of the Group.

(e) Details of related party transactions between the Company and Angang Shenyang:

(i) Sales of products from the Company to Angang Shenyang

The Company sold products to Angang Shenyang totalling Rmb22,193,000 in 2003.

(f) Amounts due from/to Angang Holding, its subsidiaries and ANSI

The amounts of related party balances of the Group are summarised as follows:

The Group	**At 31 December 2003** ***Rmb'000***	At 31 December 2002 *Rmb'000*
Prepayments	**543,545**	643,698
Other receivables	**200**	16,886
Trade payables	**(52,207)**	(73,730)
Receipts in advance	**(656,011)**	(111,552)
Other payables	**(161,364)**	(20,918)

39. RELATED PARTIES AND RELATED PARTY TRANSACTIONS *(continued)*

(f) Amounts due from/to Angang Holding, its subsidiaries and ANSI *(continued)*

The amounts of related party balances of the Company are summarised as follows:

The Company	**At 31 December 2003 Rmb'000**	At 31 December 2002 Rmb'000
Prepayments	**543,545**	643,698
Other receivables	**200**	16,886
Trade payables	**(52,207)**	(73,730)
Receipts in advance	**(656,011)**	(111,552)
Other payables	**(159,305)**	(19,740)

40. RETIREMENT BENEFITS AND OTHER STAFF BENEFITS

According to the document Anzhenfa [1998] No.28 issued by Anshan City Government, the required contribution from the Company to the retirement benefits scheme is 25.5% of the aggregate monthly salaries of all employees of the Company.

Pursuant to the "Notice Concerning the Implementation of the Measures on Improving the Basic Old-Age Pension Scheme for Workers of Enterprises in City and Town in Liaoning Province (Trial Implementation)" (Dalaoxianzi [2001] No.73) issued by Dalian Labour Bureau, ANSC-TKS is required to contribute 19% of the total salary to the retirement benefit scheme.

41. COMMITMENTS

(a) Capital commitments

At 31 December, the Group/Company had the following capital commitments:

	At 31 December 2003		At 31 December 2002	
	The Group Rmb'000	**The Company Rmb'000**	The Group Rmb'000	The Company Rmb'000
Contracted for				
– Construction projects of production lines	**263,112**	**112,943**	771,467	662,353
– Technology transfer fee	**15,845**	**—**	20,780	—
Authorised but not contracted for				
– Improvement projects of production lines	**1,370,185**	**1,338,526**	2,635,629	2,396,003
	1,649,142	**1,451,469**	3,427,876	3,058,356

(Expressed in Thousand Renminbi)

41. COMMITMENTS *(continued)*

(b) Other commitments

Pursuant to the funding supporting agreement with Thyssen dated 22 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction of the galvanising plant, repay the syndicated loan or finance the operation.

42. POST BALANCE SHEET EVENTS

(a) New investment

On 9 March 2004, the Company entered into an agreement with China Metallurgical Construction (Group) Company, Wuhan Iron and Steel (Group) company, State-owned Assets Operation Company Limited (Qingshan District, Wuhan City) and Shenzhen International Trust and Investment Company Limited to set up Zhongye Nanfang Engineering Technology Company Limited ("Zhongye Nanfang"). The principal activities of Zhongye Nanfang include engineering consultancy services, research and development.

The Company injected Rmb10,500,000 into Zhongye Nanfang for its 7% equity interests.

(b) Acquisition of land use rights, plant and buildings

Pursuant to an agreement dated 23 March 2004, the Company acquired certain land use rights, plant and buildings in the PRC from Angang Holding at a consideration of Rmb62,206,000.

43. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for dividend payable, details of which are set out in Note 2 - Change in accounting policy and accounting estimates.

Details of the Provision for Impairment Losses of Assets

For the year ended 31 December 2003
(Prepared under PRC Accounting Rules and Regulations)
(Expressed in Thousand Renminbi)

	The Group/Company			
	Balance at the beginning of the year	**Provision for the year**	**Written back during the year**	**Balance at the end of the year**
	Rmb'000	***Rmb'000***	***Rmb'000***	***Rmb'000***
1. Bad debt provision	160	—	(157)	3
Including: Other receivables	160	—	(157)	3
2. Provision for diminution in value of inventories	54,282	15,130	(5,816)	63,596
Including: Spare parts	54,282	—	(5,816)	48,466
Finished goods	—	15,130	—	15,130

KPMG

Report of the International Auditors to the Shareholders of Angang New Steel Company Limited
(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 114 to 155 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgments and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, China
16 April 2004

Consolidated Income Statement

For the year ended 31 December 2003
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Thousand Renminbi)

	Note	2003 Rmb'000	2002 Rmb'000
Turnover	4	**14,482,148**	10,746,477
Cost of sales		**(12,205,920)**	(9,480,916)
Gross profit		**2,276,228**	1,265,561
Other operating income	5	**37,495**	30,957
Distribution and other operating expenses		**(232,596)**	(185,530)
Administrative expenses		**(328,991)**	(247,409)
Profit from operations		**1,752,136**	863,579
Net financing income/(costs)	6(a)	**293**	(6,097)
Income from associate		**6**	—
Profit from ordinary activities before taxation	6	**1,752,435**	857,482
Income tax expense	7(a)	**(319,433)**	(259,166)
Profit attributable to shareholders	10	**1,433,002**	598,316
Dividends attributable to the year:			
Final dividend proposed after the balance sheet date	9	**592,462**	296,087
Earnings per share	11		
— Basic		**Rmb 0.484**	Rmb 0.202
— Diluted		**Rmb 0.484**	Rmb 0.202

The notes on pages 121 to 155 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2003
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Thousand Renminbi)

	Note	**2003 Rmb'000**	2002 Rmb'000
Non-current assets			
Property, plant and equipment	12	**6,456,682**	4,235,362
Intangible assets	13	**12,819**	—
Construction in progress	14	**1,122,923**	2,327,558
Lease prepayments	15	**298,176**	148,995
Investment in associate	17	**14,406**	—
Deferred tax assets	7(c)	**65,450**	64,618
		7,970,456	6,776,533
Current assets			
Inventories	18	**1,440,283**	1,217,049
Amounts due from fellow subsidiaries	30(c)	**487,550**	643,698
Trade receivables	19	**2,182,561**	1,811,534
Prepayments, deposits and other receivables		**134,781**	142,700
Income tax recoverable	7(b)	**23,067**	—
Deposits with banks	20	**290,000**	—
Cash and cash equivalents	21	**2,316,976**	1,702,051
		6,875,218	5,517,032
Current liabilities			
Trade payables	22	**1,454,056**	1,750,785
Income tax payable	7(b)	—	48,748
Amount due to ultimate holding company	30(b)	**881**	—
Amounts due to fellow subsidiaries	30(c)	**812,505**	206,201
Other payables		**1,444,578**	1,076,312
Short term bank loans	24	**420,267**	65,000
		4,132,287	3,147,046
Net current assets		**2,742,931**	2,369,986
Total assets less current liabilities carried forward		**10,713,387**	9,146,519

At 31 December 2003
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Thousand Renminbi)

	Note	**2003** **Rmb'000**	2002 *Rmb'000*
Total assets less current liabilities brought forward		**10,713,387**	9,146,519
Non-current liabilities			
Convertible debentures	23	**5,269**	9,264
Bank loans	24	**1,892,733**	1,463,000
		1,898,002	1,472,264
NET ASSETS		**8,815,385**	7,674,255
SHAREHOLDERS' FUNDS			
Share capital	25	**2,962,309**	2,960,874
Share premium		**3,055,920**	3,052,752
Reserves	26	**619,043**	332,853
Retained profits		**2,178,113**	1,327,776
		8,815,385	7,674,255

Approved and authorised for issue by the board of directors on 16 April 2004

Yang Hua
Vice Chairman

Fu Jihui
Director

The notes on pages 121 to 155 form part of these financial statements.

Balance Sheet

At 31 December 2003
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Thousand Renminbi)

	Note	2003 Rmb'000	2002 Rmb'000
Non-current assets			
Property, plant and equipment	12	**6,439,245**	4,228,153
Construction in progress	14	**670,914**	2,097,302
Lease prepayments	15	**276,467**	126,836
Interest in jointly controlled entity	16	**234,256**	243,519
Investment in associate	17	**14,406**	—
Deferred tax assets	7(c)	**56,557**	62,261
		7,691,845	6,758,071
Current assets			
Inventories	18	**1,406,410**	1,217,049
Amounts due from fellow subsidiaries	30(c)	**487,550**	643,698
Trade receivables	19	**2,182,561**	1,811,534
Prepayments, deposits and other receivables		**100,299**	93,066
Income tax recoverable	7(b)	**23,067**	—
Deposits with banks	20	**290,000**	—
Cash and cash equivalents	21	**2,290,613**	1,675,586
		6,780,500	5,440,933
Current liabilities			
Trade payables	22	**1,454,056**	1,750,785
Income tax payable	7(b)	**—**	48,748
Amount due to ultimate holding company	30(b)	**881**	—
Amounts due to fellow subsidiaries	30(c)	**810,446**	205,022
Other payables		**1,323,308**	1,047,930
Short term bank loan	24	**400,000**	—
		3,988,691	3,052,485
Net current assets		**2,791,809**	2,388,448
Total assets less current liabilities carried forward		**10,483,654**	9,146,519

At 31 December 2003
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Thousand Renminbi)

	Note	**2003** **Rmb'000**	2002 Rmb'000
Total assets less current liabilities brought forward		**10,483,654**	9,146,519
Non-current liabilities			
Convertible debentures	23	**5,269**	9,264
Bank loans	24	**1,663,000**	1,463,000
		1,668,269	1,472,264
NET ASSETS		**8,815,385**	7,674,255
SHAREHOLDERS' FUNDS			
Share capital	25	**2,962,309**	2,960,874
Share premium		**3,055,920**	3,052,752
Reserves	26	**619,043**	332,853
Retained profits		**2,178,113**	1,327,776
		8,815,385	7,674,255

Approved and authorised for issue by the board of directors on 16 April 2004

Yang Hua
Vice Chairman

Fu Jihui
Director

The notes on pages 121 to 155 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2003
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Thousand Renminbi)

	Note	**Share capital** ***Rmb'000***	**Share premium** ***Rmb'000***	**Reserves** ***Rmb'000***	**Retained profits** ***Rmb'000***	**Total** ***Rmb'000***
2002						
At 1 January 2002		2,957,935	3,046,099	214,625	1,085,083	7,303,742
Net profit for the year		—	—	—	598,316	598,316
Transfer for the year		—	—	118,918	(118,918)	—
Shares issued upon conversion of convertible debentures	25	2,939	6,653	(922)	—	8,670
Final dividend — 2001	9(b)	—	—	—	(236,705)	(236,705)
Deferred tax released upon the conversion of convertible debentures		—	—	232	—	232
At 31 December 2002		2,960,874	3,052,752	332,853	1,327,776	7,674,255
2003						
At 1 January 2003		2,960,874	3,052,752	332,853	1,327,776	7,674,255
Net profit for the year		—	—	—	1,433,002	1,433,002
Proposed transfer for the year		—	—	286,516	(286,516)	—
Shares issued upon conversion of convertible debentures	25	1,435	3,168	(387)	—	4,216
Final dividend - 2002	9(b)	—	—	—	(296,149)	(296,149)
Deferred tax released upon the conversion of convertible debentures	7(c)	—	—	61	—	61
At 31 December 2003		2,962,309	3,055,920	619,043	2,178,113	8,815,385

The notes on pages 121 to 155 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2003
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Thousand Renminbi)

	Note	2003 Rmb'000	2002 Rmb'000
Operating activities			
Cash flows from operations	28	**2,172,745**	2,395,159
Interest received		**21,014**	6,201
Interest paid		**(117,920)**	(45,992)
Income tax paid		**(392,019)**	(335,524)
Cash flows from operating activities		**1,683,820**	2,019,844
Investing activities			
Capital expenditure		**(1,256,876)**	(1,856,930)
Proceeds from disposal of property, plant and equipment		**1,593**	195
Investment in associate		**(14,400)**	—
(Increase in)/maturity of fixed deposits maturing over 3 months		**(290,000)**	50,000
Cash flows from investing activities		**(1,559,683)**	(1,806,735)
Financing activities			
Dividends paid		**(296,149)**	(236,705)
Repayment of loan from ultimate holding company		**—**	(120,000)
Proceeds of bank loans		**975,000**	1,228,000
Repayment of bank loans		**(190,000)**	(100,000)
Redemption of convertible debentures		**(1)**	(1)
Cash flows from financing activities		**488,850**	771,294
Net increase in cash and cash equivalents		**612,987**	984,403
Cash and cash equivalents at 1 January		**1,702,051**	711,229
Effect of exchange rate fluctuations on cash held		**1,938**	6,419
Cash and cash equivalents at 31 December	21	**2,316,976**	1,702,051

The notes on pages 121 to 155 form part of these financial statements.

1 BACKGROUND OF THE COMPANY

Angang New Steel Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 8 May 1997 as a joint stock limited company. The Company and its jointly controlled entity (the "Group") are principally engaged in the production and sales of cold rolled sheets, wire rods, thick plates, large section steel products and steel billets.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations.

These financial statements also comply with the disclosure requirements of Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

A summary of the significant accounting policies adopted by the Group is set out below.

The Company also prepares a set of financial statements which complies with the PRC Accounting Rules and Regulations. A reconciliation of the Group's and the Company's results and the shareholders' funds under IFRS and the PRC Accounting Rules and Regulations is presented on pages 156 to 157.

(b) Basis of preparation

The financial statements are presented in Renminbi, rounded to the nearest thousand. The measurement basis used in the preparation of the financial statements is historical cost except for the carrying amount of certain property, plant and equipment (refer to note 12(d)). The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(c) Basis of consolidation

(i) Associate

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

(ii) Jointly controlled entities

Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the enterprises' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

(iii) Transactions eliminated at consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the enterprise. Unrealised gains arising from transactions with associates are eliminated against investment in associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Investments

In the Company's balance sheet, an investment in an associate or a jointly controlled entity is accounted for under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Company's share of associate's or jointly controlled entity's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Company, in which case it is stated at fair value with changes in fair value recognised in the income statement as they arise.

Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the enterprise. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated against the investment in the associate or jointly controlled entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(e) Property, plant and equipment

(i) Property, plant and equipment are stated at cost or valuation (refer to note 12(d)) less accumulated depreciation (refer below) and impairment losses (refer accounting policy t). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

(ii) Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal.

(iii) Depreciation is provided to write off the cost or valuation where appropriate of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	10 to 40 years
Plant, machinery and equipment	5 to 20 years
Transportation vehicles and other related equipment	4 to 15 years

(f) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (refer accounting policy t). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges and exchange differences on other designated financial instruments (refer accounting policy w), during the period of construction.

Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (refer below) and impairment losses (refer accounting policy t).

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful life of 12 years.

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights.

(i) Inventories

Inventories, other than spare parts and tools, are stated at the lower of cost and net realisable value.

Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and tools are stated at cost less any provision for obsolescence.

(j) Cash equivalents

Cash equivalents consist of time deposits with an initial term of less than three months. Cash equivalents are stated at cost, which approximates fair value.

(k) Trade and other receivables

Trade and other receivables are stated at cost less allowance for doubtful debts. An allowance for doubtful accounts is provided based upon an evaluation of the recoverability of these accounts by the directors at the balance sheet date.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(l) Convertible debentures

Convertible debentures that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments with both liability and equity component.

The liability component of the convertible debentures is calculated as the present value of the future interest and principal payments, discounted at a market rate of interest applicable to similar liabilities that do not have a conversion option. The liability component is stated net of unamortised transaction costs and unamortised discounts on convertible debentures (refer below).

The equity component is calculated as the excess of the issue proceeds over the liability component.

Transactions costs incurred on issuance of the convertible debentures are allocated to the component parts in proportion to the allocation of proceeds.

The discounts on the convertible debentures, being the amount classified as equity as referred to above, are set off against the liability component and are amortised as an interest expense on an effective interest rate method until conversion or maturity.

The transactions costs allocated to the liability component are amortised as an interest expenses on an effective interest rate method until conversion or maturity.

On conversion, the liability component, the accrued interest forfeited together with the relevant portion of the equity component constitute the consideration for the shares being issued.

(m) Trade and other payables

Trade and other payables are stated at their cost.

(n) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(o) Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding the recovery of consideration due, associated costs or the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(p) Net financing income/costs

Net financing costs/income comprise interest payable on borrowings, interest receivable on bank deposits, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement (refer accounting policy w).

Interest income is recognised as it accrues, taking into account the effective yield on the asset.

Borrowing costs are expensed as incurred as part of the net financing costs/income, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(q) Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

(r) Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group's research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research costs and development costs are therefore recognised as expenses in the period in which they are incurred.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(s) Income tax *(continued)*

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit.

(t) Impairment

The carrying amounts of the Group's assets, other than trade and other receivables (refer accounting policy k), inventories (refer accounting policy i), and deferred tax assets (refer accounting policy s), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(u) Retirement benefits

Contributions to defined contribution pension scheme are recognised as an expense in the income statement as incurred. Further information is set out in note 31.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(v) Dividends

Dividends are recognised as a liability in the period which they are declared or approved.

(w) Translation of foreign currencies

Foreign currency transactions during the year are translated into Renminbi at the exchange rates ruling at the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates ruling at the balance sheet date.

Foreign currency exchange differences are dealt with in the income statement other than those eligible for capitalisation as construction in progress (refer accounting policy f).

(x) Hedge of firm commitments and forecasted transactions

Where a financial instrument is designated as a hedge of the variability in cash flows of a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the financial instrument is recognised directly in equity. When the firm commitment or forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognised in the income statement immediately. Any gain or loss arising from changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised in the income statement immediately.

(y) Related parties

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice visa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individual or entities.

3 SEGMENT REPORTING

The Group's profits are almost entirely attributable to the production and sales of steel products in the PRC. Accordingly, no segmental analysis is provided.

4 TURNOVER

Turnover represents the aggregate of the invoiced value of goods sold, after allowances for goods returned, trade discounts, value added tax and sales surtaxes. All of the Group's operations are conducted in the PRC.

5 OTHER OPERATING INCOME

	2003 **Rmb'000**	2002 Rmb'000
Packaging materials income	**4,857**	6,759
Income from sales of scrap materials	**30,628**	23,096
Others	**2,010**	1,102
	37,495	30,957

6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2003 **Rmb'000**	2002 Rmb'000
(a) Net financing costs:		
Interest and other borrowing costs	**117,636**	46,555
Less: amount capitalised as construction in progress*	**(100,203)**	(35,982)
Net interest expenses	**17,433**	10,573
Net exchange difference	**705**	(19,938)
Less: amount capitalised as construction in progress	**1,033**	19,918
Net exchange loss/(gain)	**1,738**	(20)
Interest income	**(21,203)**	(6,275)
Bank charges	**1,739**	1,819
	(293)	6,097

* The borrowing costs have been capitalised at an average rate of 5.51% (2002: 4.88%) per annum for construction in progress.

6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION *(continued)*

Profit from ordinary activities before taxation is arrived at after charging/(crediting): *(continued)*

	2003	2002
	Rmb'000	*Rmb'000*
(b) Other items:		
Cost of inventories #	**12,205,920**	9,480,916
Personnel costs		
— Salaries and wages, welfare and other costs #	**198,875**	185,596
— Contributions to defined contribution scheme #	**50,996**	60,069
Total personnel costs	**249,871**	245,665
Auditors' remuneration	**3,710**	3,756
Depreciation #	**543,941**	436,167
Amortisation of lease prepayments	**3,517**	2,758
Repairs and maintenance #	**259,887**	179,136
Research and development costs	**10,970**	13,027
Loss on disposals of property, plant and equipment	**61,626**	25,202

Cost of inventories include Rmb784,896,000 (2002: Rmb603,336,000) relating to salaries and wages, welfare and other costs, contributions to defined contribution scheme, depreciation, and repairs and maintenance expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

7 INCOME TAX

(a) Income tax expense in the consolidated income statement

	2003	2002
	Rmb'000	*Rmb'000*
Current tax expense		
Current year	**320,204**	257,411
Deferred tax expense		
Originating and reversal of temporary differences (note 7(c))	**(771)**	1,755
Total income tax expense in consolidated income statement	**319,433**	259,166

The provision for PRC income tax is calculated at 33% (2002: 33%) of the estimated assessable profits for the year determined in accordance with relevant income tax rules and regulations in the PRC.

The reconciliation of income tax calculated at the Company's applicable tax rate with actual expense for the year is as follows:

	2003	2002
	Rmb'000	*Rmb'000*
Profit from ordinary activities before taxation	**1,752,435**	857,482
Expected PRC income tax using the Company's tax rate of 33%	**578,304**	282,969
Tax exempt revenue	**(656)**	—
Non-deductible expenses	**28,002**	30,420
Additional deduction *	**(67,236)**	(54,223)
Tax credit *	**(218,981)**	—
	319,433	259,166

* Pursuant to relevant PRC tax regulations, the Company is entitled to claim an additional deduction based on 50% of approved research and development costs and a tax credit relating to purchases of equipment produced in the PRC for technological improvements.

7 INCOME TAX (continued)

(b) Income tax in the balance sheet

	The Group and the Company	
	2003	2002
	Rmb'000	*Rmb'000*
Provision for PRC income tax for the year	**320,204**	257,411
Balance of PRC income tax provision relating to prior year	**48,748**	126,861
Payments made during the year	**(392,019)**	(335,524)
Income tax (recoverable)/payable	**(23,067)**	48,748

(c) Deferred taxation

(i) Deferred tax assets and (liabilities) are attributable to the following:

	Assets		Liabilities		Net	
	2003	2002	**2003**	2002	**2003**	2002
The Group	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
Non-current						
Construction in progress	**—**	—	**(9,245)**	(4,903)	**(9,245)**	(4,903)
Lease prepayments	**66,074**	67,422	**—**	—	**66,074**	67,422
Pre-operating expenses	**8,682**	2,295	**—**	—	**8,682**	2,295
Convertible debentures	**—**	—	**(61)**	(196)	**(61)**	(196)
Tax assets/(liabilities)	**74,756**	69,717	**(9,306)**	(5,099)	**65,450**	64,618
Set off of tax	**(9,306)**	(5,099)	**9,306**	5,099	**—**	—
Net tax assets	**65,450**	64,618	**—**	—	**65,450**	64,618

	Assets		Liabilities		Net	
	2003	2002	**2003**	2002	**2003**	2002
The Company	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
Non-current						
Construction in progress	**—**	—	**(9,245)**	(4,903)	**(9,245)**	(4,903)
Lease prepayments	**65,863**	67,360	**—**	—	**65,863**	67,360
Convertible debentures	**—**	—	**(61)**	(196)	**(61)**	(196)
Tax assets/(liabilities)	**65,863**	67,360	**(9,306)**	(5,099)	**56,557**	62,261
Set off of tax	**(9,306)**	(5,099)	**9,306**	5,099	**—**	—
Net tax assets	**56,557**	62,261	**—**	—	**56,557**	62,261

7 INCOME TAX *(continued)*

(c) Deferred taxation *(continued)*

(i) Deferred tax assets and (liabilities) are attributable to the following: *(continued)*

As described in note 26(c), land use rights are carried at cost effective 1 January 2002. The surplus on the revaluation of land use rights net of deferred tax assets are reversed to the shareholders' funds.

There are no other material unrecognised deferred tax assets or liabilities.

(ii) Movement in temporary differences during the year:

The Group	**Balance at 1 January 2003** *Rmb'000*	**Recognised in income statement (note 7(a))** *Rmb'000*	**Recognised in equity (note 26)** *Rmb'000*	**Balance at 31 December 2003** *Rmb'000*
Non-current				
Construction in progress	(4,903)	(4,342)	—	(9,245)
Lease prepayments	67,422	(1,348)	—	66,074
Pre-operating expenses	2,295	6,387	—	8,682
Convertible debentures	(196)	74	61	(61)
	64,618	771	61	65,450

The Company	**Balance at 1 January 2003** *Rmb'000*	**Recognised in income statement** *Rmb'000*	**Recognised in equity (note 26)** *Rmb'000*	**Balance at 31 December 2003** *Rmb'000*
Non-current				
Construction in progress	(4,903)	(4,342)	—	(9,245)
Lease prepayments	67,360	(1,497)	—	65,863
Convertible debentures	(196)	74	61	(61)
	62,261	(5,765)	61	56,557

7 INCOME TAX *(continued)*

(d) Overseas income tax

The Group did not earn income subject to overseas income tax and therefore no provision has been made for overseas income tax.

8 DIRECTORS' AND SUPERVISORS' REMUNERATION AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

Directors' and supervisors' remuneration:

	2003	2002
	Rmb'000	*Rmb'000*
Fees	**240**	81
Salaries and other emoluments	**1,414**	1,212
Discretionary bonuses	**—**	—
Retirement scheme contributions	**361**	370
	2,015	1,663

Included in the directors' and supervisors' remuneration were fees of Rmb120,000 (2002: Rmb61,000) payable to independent non-executive directors during the year.

The remuneration of the directors and supervisors is within the following band:

Hong Kong dollars	**Rmb equivalent**	**Number of directors and supervisors**	
		2003	2002
0 - HK$1,000,000	0 - Rmb1,060,000	**16**	16

The five highest paid individuals of the Group in 2003 and 2002 were all executive directors whose emoluments are disclosed above.

9 DIVIDENDS

(a) Dividends attributable to the year

	2003	2002
	Rmb'000	*Rmb'000*
Final dividend proposed after the balance sheet date of 20 cents per share (2002: Rmb10 cents per share)	**592,462**	296,087

Pursuant to a resolution passed at the directors' meeting on 16 April 2004, a final dividend of Rmb20 cents (2002: Rmb10 cents) per share totalling Rmb592,462,000 (2002: Rmb296,087,000) was approved for shareholders' approval at the Annual General Meeting.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2003	2002
	Rmb'000	*Rmb'000*
Final dividends in respect of the previous financial year, approved and paid during the year, of Rmb10 cents per share (2002: Rmb8 cents per share)	**296,149**	236,705

In respect of the dividends attributable to the year ended 31 December 2002, the difference between the final dividend proposed and the amount approved and paid during the year represents the additional dividends distributed to the holders of shares which were issued upon the conversion of convertible debentures before the closing date of the register of members.

10 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders in the amount of Rmb1,433,002,000 (2002: Rmb598,316,000) has all been dealt with in the financial statements of the Company.

11 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of Rmb1,433,002,000 (2002: Rmb598,316,000) and a weighted average number of shares outstanding during the year of 2,961,419,000 (2002: 2,959,439,000) calculated as follows:

Weighted average number of shares

(In thousands of shares)	2003	2002
Issued shares at 1 January	**2,960,874**	2,957,935
Effect of conversion of convertible debentures	**545**	1,504
Weighted average number of shares at 31 December	**2,961,419**	2,959,439

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to shareholders of Rmb1,433,002,000 (2002: Rmb598,316,000) and a weighted average number of shares of 2,963,219,000 (2002: 2,962,588,000) after the adjustment with regard to the effects of conversion of remaining convertible debentures as follows:

Weighted average number of shares (diluted)

(In thousands of shares)	2003	2002
Weighted average number of shares at 31 December	**2,961,419**	2,959,439
Effect of conversion of remaining convertible debentures	**1,800**	3,149
Weighted average number of shares (diluted) at 31 December	**2,963,219**	2,962,588

The conversion of remaining convertible debentures will not affect the profit attributable to shareholders as the interest incurred was capitalised as construction in progress.

12 PROPERTY, PLANT AND EQUIPMENT

(a)

The Group	Buildings Rmb'000	Plant, machinery and equipment Rmb'000	Transportation vehicles and other related equipment Rmb'000	Total Rmb'000
Cost or valuation:				
At 1 January 2003	1,148,385	4,445,660	253,034	5,847,079
Reclassification	48,526	(48,942)	416	—
Additions	5,373	7,094	3,437	15,904
Transfer from construction in progress (note 14)	280,172	2,312,307	220,097	2,812,576
Disposals	(1,005)	(166,334)	(19,297)	(186,636)
At 31 December 2003	1,481,451	6,549,785	457,687	8,488,923
Representing:				
Cost	819,604	5,097,661	326,223	6,243,488
Valuation - 1996	661,847	1,452,124	131,464	2,245,435
	1,481,451	6,549,785	457,687	8,488,923
Accumulated depreciation:				
At 1 January 2003	152,466	1,242,635	216,616	1,611,717
Reclassification	263	(272)	9	—
Charge for the year	38,511	478,672	26,758	543,941
Written back on disposal	(58)	(104,953)	(18,406)	(123,417)
At 31 December 2003	191,182	1,616,082	224,977	2,032,241
Net book value:				
At 31 December 2003	1,290,269	4,933,703	232,710	6,456,682
At 31 December 2002	995,919	3,203,025	36,418	4,235,362

12 PROPERTY, PLANT AND EQUIPMENT *(continued)*

(b)

The Company	**Buildings** *Rmb'000*	**Plant, machinery and equipment** *Rmb'000*	**Transportation vehicles and other related equipment** *Rmb'000*	**Total** *Rmb'000*
Cost or valuation:				
At 1 January 2003	1,148,385	4,440,361	250,808	5,839,554
Reclassification	48,526	(48,942)	416	—
Additions	5,373	3,359	125	8,857
Transfer from construction in progress (note 14)	276,320	2,312,307	220,097	2,808,724
Disposals	(1,005)	(166,334)	(19,297)	(186,636)
At 31 December 2003	1,477,599	6,540,751	452,149	8,470,499
Representing:				
Cost	815,752	5,088,627	320,685	6,225,064
Valuation - 1996	661,847	1,452,124	131,464	2,245,435
	1,477,599	6,540,751	452,149	8,470,499
Accumulated depreciation:				
At 1 January 2003	152,466	1,242,533	216,402	1,611,401
Reclassification	263	(272)	9	—
Charge for the year	38,497	478,615	26,158	543,270
Written back on disposal	(58)	(104,953)	(18,406)	(123,417)
At 31 December 2003	191,168	1,615,923	224,163	2,031,254
Net book value:				
At 31 December 2003	1,286,431	4,924,828	227,986	6,439,245
At 31 December 2002	995,919	3,197,828	34,406	4,228,153

12 PROPERTY, PLANT AND EQUIPMENT *(continued)*

(c) All of the Group's buildings are located in the PRC.

(d) By virtue of a document dated 31 March 1997 issued by the State-owned Assets Administration Bureau, the value of the fixed assets which were taken over by the Company from its ultimate holding company, Anshan Iron & Steel Group Complex ("Angang Holding"), as at 31 December 1996 was determined at Rmb2,848,221,000. The amount was based on a valuation as required by the relevant PRC rules and regulations, carried out on the property, plant and equipment, including the land use rights as at 31 December 1996 by Zhongping Assets Appraisals Office, a firm of valuers registered in the PRC, on a depreciated replacement cost basis. This valuation was an one-off exercise which established the deemed cost of the fixed assets taken over by the Company.

(e) With effect from 1 January 2003, the Group revised the estimated useful lives of property, plant and equipment. These changes were made, after taking into account of commercial and technological obsolescence as well as normal wear and tear, to better reflect the estimated periods during which such assets will remain in service.

The above change in depreciation rates has increased the depreciation by approximately Rmb103 million and has decreased the profit after tax by Rmb69 million for the year ended 31 December 2003.

(f) The Company's jointly controlled entity has pledged its property, plant and equipment at a carrying amount of Rmb25,426,000 at 31 December 2003 (2002: Rmb14,418,000) to secure a syndicated loan as mentioned in note 24.

13 INTANGIBLE ASSETS

The Group	**Industrial technology** *Rmb'000*
Cost:	
Balance at 1 January 2003	—
Additions	12,819
Balance at 31 December 2003	12,819
Accumulated amortisation:	
Balance at 1 January 2003 and 31 December 2003	—
Net book value:	
At 31 December 2003	12,819
At 31 December 2002	—

14 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2003	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Balance at 1 January	**2,327,558**	1,082,644	**2,097,302**	1,082,644
Additions	**1,607,941**	1,918,735	**1,382,336**	1,688,479
	3,935,499	3,001,379	**3,479,638**	2,771,123
Transfer to property, plant and equipment (note 12)	**(2,812,576)**	(673,821)	**(2,808,724)**	(673,821)
Balance at 31 December	**1,122,923**	2,327,558	**670,914**	2,097,302
Construction in progress comprises:				
Upgrade of existing production plants	**670,914**	2,097,302	**670,914**	2,097,302
Dalian galvanised steel production line	**452,009**	230,256	**—**	—
Balance at 31 December	**1,122,923**	2,327,558	**670,914**	2,097,302

The Company's jointly controlled entity has pledged its construction in progress at a carrying amount of Rmb904,018,000 at 31 December 2003 (2002: Rmb460,512,000) to secure a syndicated loan as mentioned in note 24.

15 LEASE PREPAYMENTS

Lease prepayments represent the land use rights on land located in the PRC. The remaining periods of the land use rights of the Company and the Group range from 44 to 49 years.

The Company's jointly controlled entity has pledged its land use rights at a carrying amount of Rmb43,418,000 at 31 December 2003 (2002: Rmb44,318,000) to secure a syndicated loan as mentioned in note 24.

16 INTEREST IN JOINTLY CONTROLLED ENTITY

The Company	**2003** **Rmb'000**	2002 *Rmb'000*
Unlisted shares, at cost	**248,305**	248,305
Share of losses	**(14,049)**	(4,786)
	234,256	243,519

Details of the Company's interest in the jointly controlled entity are set out below:

Name of company	Form of business structure	Place of incorporation and operation	Registered capital	Proportion of equity interest: Group's effective interest	Proportion of equity interest: held by the Company	Principal activities
ANSC-TKS Galvanizing Co., Ltd. ("ANSC-TKS")	Sino-foreign equity joint venture	PRC	US$60 million	50%	50%	Production and sale of hot dip galvanised steel products

Included in the consolidated financial statements are the following items that represent the Group's interests in the assets and liabilities, revenues and expenses of the jointly controlled entity:

	2003 **Rmb'000**	2002 *Rmb'000*
Non-current assets	**512,867**	261,981
Current assets	**94,718**	76,099
Non-current liabilities	**(229,733)**	—
Current liabilities	**(143,596)**	(94,561)
Net assets	**234,256**	243,519
Income	**—**	—
Expenses	**(9,263)**	(4,786)
	(9,263)	(4,786)

The Company has pledged its equity interest in the jointly controlled entity to secure a syndicated loan granted to ANSC-TKS (note 24).

17 INVESTMENT IN ASSOCIATE

	The Group and the Company	
	2003	2002
	Rmb'000	*Rmb'000*
Unlisted shares, at cost	**14,400**	—
Share of profit	**6**	—
	14,406	—

Details of the Company's interest in the associate are set out below:

Name of company	Form of business structure	Place of incorporation and operation	Registered capital	Proportion of equity interest: Group's effective interest	Proportion of equity interest: held by the Company	Principal activities
Angang Shenyang Steel Product Processing And Distribution Company Limited ("Angang Shenyang")	Equity joint venture	PRC	Rmb48 million	30%	30%	Sale, processing, and distribution, of steel products

18 INVENTORIES

	The Group		The Company	
	2003	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Raw materials	**252,877**	144,609	**242,186**	144,609
Work in progress	**166,244**	124,735	**166,244**	124,735
Finished goods	**440,087**	366,471	**429,060**	366,471
Spare parts, tools and ancillary materials	**581,075**	581,234	**568,920**	581,234
	1,440,283	1,217,049	**1,406,410**	1,217,049
Inventories stated at net realisable value	**36,391**	85,076	**36,391**	85,076

19 TRADE RECEIVABLES

	The Group and the Company	
	2003	2002
	Rmb'000	*Rmb'000*
Accounts receivable	**84,749**	92,060
Bills receivable	**2,097,812**	1,719,474
	2,182,561	1,811,534

The ageing analysis of trade receivables is as follows:

	The Group and the Company	
	2003	2002
	Rmb'000	*Rmb'000*
Less than 3 months	**1,721,799**	1,594,836
More than 3 months but less than 12 months	**460,762**	216,698
	2,182,561	1,811,534

The Group requests customers to pay cash or settle by bills in full prior to delivery of goods. Subject to negotiation, credit term of three months is only available for certain major customers with well-established trading records.

20 DEPOSITS WITH BANKS

	The Group and the Company	
	2003	2002
	Rmb'000	*Rmb'000*
Deposits with banks	**490,000**	—
Less: Deposits with banks with an initial term of less than three months (note 21)	**(200,000)**	—
	290,000	—

21 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2003	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Bank balances	**2,116,976**	1,702,051	**2,090,613**	1,675,586
Add: Deposits with banks with an initial term of less than three months (note 20)	**200,000**	—	**200,000**	—
	2,316,976	1,702,051	**2,290,613**	1,675,586

22 TRADE PAYABLES

	The Group and the Company	
	2003	2002
	Rmb'000	*Rmb'000*
Accounts payable	**194,462**	224,994
Bills payable	**1,259,594**	1,525,791
	1,454,056	1,750,785

The ageing analysis of trade payables is as follows:

	The Group and the Company	
	2003	2002
	Rmb'000	*Rmb'000*
Due on demand	**160,853**	199,825
Due within 3 months	**749,191**	737,273
Due after 3 months but within 6 months	**544,012**	813,687
	1,454,056	1,750,785

23 CONVERTIBLE DEBENTURES

	The Group and the Company	
	2003	2002
	Rmb'000	*Rmb'000*
Carrying amount of convertible debentures at 1 January	**9,264**	17,529
Conversion into A shares (note 25)	**(4,216)**	(8,650)
Redemptions of convertible debentures	**(1)**	(1)
Transaction costs amortised	**19**	32
Discount on convertible debentures amortised	**203**	354
Carrying amount of convertible debentures at 31 December	**5,269**	9,264

The amount of the convertible debentures initially recognised in equity is net of attributable transaction costs of Rmb2,437,000 (Rmb9,000 at 31 December 2003; Rmb16,000 at 31 December 2002).

On 15 March 2000, the Company issued convertible debentures (the "Debentures") amounting to Rmb1,500,000,000. The Debentures are listed on the Shenzhen Stock Exchange (the "Stock Exchange") and are guaranteed by Angang Holding. Each debenture will, at the option of the holder, be convertible from 14 September 2000 to 13 March 2005 into A shares with a par value of Rmb1 each of the Company ("A Shares") at a conversion price of Rmb3.3 per share. The conversion price was revised to Rmb3.21 per share on 22 June 2001, revised to Rmb3.13 per share on 4 July 2002 and further revised to Rmb3.03 per share on 11 June 2003. Exercise in full of the conversion rights attaching to the Debentures would have resulted in the issue of 455,108,652 A shares.

The Debentures are interest bearing at a rate of 1.2% per annum payable in arrears on 14 March each year.

The Company may redeem in whole or in part the Debentures from 14 March 2001 if the closing price of the Company's A shares on the Stock Exchange is at least 130% of the conversion price for 20 consecutive dealing days.

The Debenture holder may require the Company to redeem all or part of the Debentures half a year before the maturity date from 14 September 2004 to 13 March 2005 if the closing price of the A shares on the Stock Exchange is lower than 70% of the conversion price for 20 consecutive dealing days.

24 BANK LOANS

At 31 December 2003, the bank loans were repayable as follows:

	Within 1 year or on demand *Rmb'000*	After 1 year but within 2 years *Rmb'000*	After 2 years but within 5 years *Rmb'000*	More than 5 years *Rmb'000*	Sub-total *Rmb'000*	Total *Rmb'000*
Unsecured bank loans:						
— Fixed at 5.49%	400,000	1,063,000	600,000	—	1,663,000	2,063,000
The Company	400,000	1,063,000	600,000	—	1,663,000	2,063,000
Secured bank loan:						
— Fixed at 5.76%	20,267	4,054	121,605	104,074	229,733	250,000
The Group	420,267	1,067,054	721,605	104,074	1,892,733	2,313,000

At 31 December 2002, the bank loans were repayable as follows:

	Within 1 year or on demand *Rmb'000*	After 1 year but within 2 years *Rmb'000*	After 2 years but within 5 years *Rmb'000*	More than 5 years *Rmb'000*	Sub-total *Rmb'000*	Total *Rmb'000*
Unsecured bank loans:						
— Fixed at 5.49%	—	300,000	1,163,000	—	1,463,000	1,463,000
The Company	—	300,000	1,163,000	—	1,463,000	1,463,000
Secured bank loan:						
— Fixed at 5.04%	65,000	—	—	—	—	65,000
The Group	65,000	300,000	1,163,000	—	1,463,000	1,528,000

24 BANK LOANS *(continued)*

All unsecured bank loans are guaranteed by Angang Holding.

In October 2002, ANSC-TKS entered into a long-term loan facility of Rmb1,080 million (the "Syndicated Loan") for the construction of production line. The Syndicated Loan is secured by the land use rights, construction in progress, property, plant and equipment of ANSC-TKS at a carrying amount of Rmb972,862,000 at 31 December 2003 (2002: Rmb519,248,000).

The Company pledged its equity interest in ANSC-TKS to secure the performance of the obligations of ANSC-TKS under the loan agreement.

As at 31 December 2003, the drawdown of the Syndicated Loan amounted to Rmb500,000,000 (2002: Nil).

25 SHARE CAPITAL

	2003	2002
	Rmb'000	*Rmb'000*
Issued and fully paid:		
1,319,000,000 State-owned legal person shares of Rmb1 each	**1,319,000**	1,319,000
753,308,652 (2002: 751,873,679) A shares of Rmb1 each	**753,309**	751,874
890,000,000 H shares of Rmb1 each	**890,000**	890,000
	2,962,309	2,960,874

During the year, 1,434,973 (2002: 2,938,530) A shares were issued on the conversion of convertible debentures with total carrying values of Rmb4,603,000 (2002: Rmb9,592,000) made up as follows:

	2003	2002
	Rmb'000	*Rmb'000*
Liability component (note 23)	**4,216**	8,650
Equity component (note 26)	**387**	922
Accrued interest forfeited	**—**	20
	4,603	9,592

The balance of Rmb3,168,000 (2002: Rmb6,653,000) was credited to share premium account.

All the State-owned legal person, A and H shares rank pari passu in all material respects.

26 RESERVES

The Group and the Company	Statutory surplus reserve Rmb'000	Statutory public welfare fund Rmb'000	Convertible debenture reserve (note a) Rmb'000	Excess over share capital (note b) Rmb'000	Total Rmb'000
2002					
At 1 January 2002	182,580	182,580	1,421	(151,956)	214,625
Transfer for the year	59,459	59,459	—	—	118,918
Shares issued upon conversion of convertible debentures (note 25)	—	—	(922)	—	(922)
Deferred tax released upon the conversion of convertible debentures	—	—	232	—	232
At 31 December 2002	242,039	242,039	731	(151,956)	332,853
2003					
At 1 January 2003	242,039	242,039	731	(151,956)	332,853
Proposed transfer for the year	143,258	143,258	—	—	286,516
Shares issued upon conversion of convertible debentures (note 25)	—	—	(387)	—	(387)
Deferred tax released upon the conversion of convertible debentures (note 7(c))	—	—	61	—	61
At 31 December 2003	385,297	385,297	405	(151,956)	619,043

(Expressed in Thousand Renminbi)

26 RESERVES *(continued)*

Under the PRC Company Law and the Company's Articles of Association, the Company's net profit after taxation as reported in the financial statements prepared in accordance with the PRC Accounting Rules and Regulations can only be distributed as dividends after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

(ii) allocations to the statutory surplus reserve fund of at least 10% of the net profit after taxation, as determined under the PRC Accounting Rules and Regulations until the fund aggregates to 50% of the Company's registered capital;

(iii) allocations of 5% to 10% of the net profit after taxation, as determined under the PRC Accounting Rules and Regulations, to the Company's statutory public welfare fund, which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and

(iv) allocations to the discretionary surplus reserve subject to approval by the shareholders.

(a) Convertible debentures reserve comprises the value of the option granted to debenture holders to convert their convertible debentures into A shares of the Company (refer note 23).

(b) Effective 1 January 2002, land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset are reversed from the shareholders' funds.

27 DISTRIBUTABLE RESERVE

In accordance with the Company's Articles of Association, the reserve available for distribution is the lower of the amount determined under PRC Accounting Rules and Regulations and the amount determined under IFRS. As at 31 December 2003, the reserve available for distribution was Rmb2,131,717,000 (2002: Rmb1,281,803,000). Final dividend of Rmb592,462,000 (2002: Rmb296,087,000) in respect of the financial year 2003 was proposed after the balance sheet date.

28 NOTES TO THE CASH FLOW STATEMENT

Reconciliation of profit from ordinary activities before taxation to cash flows from operations

	2003	2002
	Rmb'000	*Rmb'000*
Profit from ordinary activities before taxation	**1,752,435**	857,482
Interest income	**(21,203)**	(6,275)
Interest expenses	**17,433**	10,573
Income from associate	**(6)**	—
Depreciation	**543,941**	436,167
Provision of inventories	**9,314**	—
(Reversal)/accrual of bad debt provision	**(157)**	104
Loss on disposal of fixed assets	**61,626**	25,202
Net exchange loss/(gain)	**1,738**	(20)
Increase in inventories	**(232,548)**	(312,836)
Decrease/(increase) in amounts due from fellow subsidiaries	**156,148**	(244,030)
Decrease in accounts receivable	**7,311**	53,738
(Increase)/decrease in bills receivable	**(379,768)**	703,875
Increase in lease prepayments	**(149,181)**	(31,879)
(Increase)/decrease in prepayments, deposits and other receivables	**(8,367)**	6,252
(Decrease)/increase in accounts payable	**(30,532)**	5,112
(Decrease)/increase in bills payable	**(211,402)**	348,199
Increase/(decrease) in amount due to ultimate holding company	**881**	(47,977)
Increase in amounts due to fellow subsidiaries	**470,634**	206,201
Increase in other payables	**184,448**	385,271
Cash flows from operations	**2,172,745**	2,395,159

29 COMMITMENTS

(a) The Group had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Authorised and contracted for:				
— Construction projects of production lines	263,112	771,467	112,943	662,353
— Technology transfer fee	15,845	20,780	—	—
Authorised but not contracted for:				
— Improvement projects of production lines	1,370,185	2,635,629	1,338,526	2,396,003
	1,649,142	3,427,876	1,451,469	3,058,356

(b) Pursuant to the funding supporting agreement dated 22 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction of the galvanising plant, repay the Syndicated Loan or finance the operations.

30 RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions carried out between the Group, Angang Shenyang (its associate), ANSI (its fellow subsidiary), and Angang Holding (its ultimate holding company) and its business undertakings ("Angang Group") during the year.

(a) Significant transactions

(i) Significant transactions which the Company conducts with ANSI, and Angang Group in the normal course of business are as follows:

		The Group and the Company	
		2003	2002
	Note	***Rmb'000***	*Rmb'000*
Sales of finished goods	(a)	**1,837,745**	991,051
Return of scrap materials	(b)	**253,966**	215,140
Purchases of			
— raw materials	(c)	**9,856,095**	7,501,072
— ancillary materials and spare parts	(d)	**91,407**	79,646
Utility supplies	(e)	**306,557**	284,432
Fees paid for welfare and other support services	(f)	**289,184**	211,942

30 RELATED PARTY TRANSACTIONS *(continued)*

(a) Significant transactions *(continued)*

Notes:

(a) The Company sold finished products to ANSI and other fellow subsidiaries for their own consumption at average prices charged to independent customers for preceding month. Included in the above are sales of pipe billet totalling Rmb833,364,000 (2002: Rmb571,917,000) to ANSI during the year.

(b) The Company purchased raw materials from ANSI for production and returned scrap materials to ANSI at average prices charged to independent customers.

(c) The Company purchased its principal raw materials, from ANSI at prices no higher than the lowest sales prices charged by ANSI to independent customers for preceding month and the average sales prices quoted to the Company by five independent suppliers for large quantities.

(d) The Company purchased from ANSI ancillary materials in the form of steel products and spare parts based on the average prices of such materials charged by ANSI to independent customers.

(e) The Company purchased from ANSI utilities in the form of industrial water, re-cycled water, soft ware, mixed gas, oxygen, nitrogen, hydrogen, argon, compressed air and steam at cost, limited to a maximum increment of 5% from the relevant cost charged in the previous year.

(f) Angang Group charged the Company for railway and road transportation services; agency services for purchase of fuel oil and liquefied petroleum gas, import of spare parts and export of products; equipment repair and general maintenance and overhaul; design and engineering services, product qualify testing and analysis services, heating supply for employees' accommodation, education facilities; newspapers, telephone, fax and other media communication services and staff training either at applicable State price, market price or at cost.

(ii) Certain fellow subsidiaries were engaged to construct the production line of the jointly controlled entity under similar terms for third parties. Total construction costs of Rmb20,928,000 (2002: Rmb91,844,000) were incurred by the jointly controlled entity during the year.

(iii) The Company sold finished products amounted to Rmb22,193,000 (2002: Nil) to Angang Shenyang for further processing at market price.

The Directors of the Company are of the opinion that the above transactions with related parties were entered into:

— in the ordinary and usual course of its business;

— either (a) on normal commercial terms; or (b) on terms no less favourable than those available from/to independent third parties; or where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

— either in accordance with the terms of the agreement governing each such transaction or where there is no such agreement, on terms no less favourable than terms available from/to third parties

and these have been confirmed by the independent non-executive directors.

(Expressed in Thousand Renminbi)

30 RELATED PARTY TRANSACTIONS (continued)

(b) Amount due to ultimate holding company

Amounts due to ultimate holding company mainly represents fees payable for support services.

The amount due to ultimate holding company is unsecured, interest free and have no fixed terms of repayment.

(c) Amounts due from/to fellow subsidiaries

Amounts due from/to fellow subsidiaries mainly represent prepayments and amounts payable for the purchase of raw materials and other services. Advances are received by the Company in respect of sales of finished goods.

The amounts due from/to fellow subsidiaries are unsecured, interest free and have no fixed terms of repayment.

(d) Convertible debentures

The issuance of convertible debentures amounting to Rmb1,500,000,000 on 15 March 2000 was guaranteed by Angang Holding.

(e) Bank loans

All unsecured bank loans of the Group (note 24) are guaranteed by Angang Holding.

(f) Equity interest in ANSC-TKS

The Company pledged its equity interest in ANSC-TKS to secure the performance of the obligation of ANSC-TKS under the agreement of the Syndicated Loan.

The Company also committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction of the galvanising plant, repay the Syndicated Loan or finance the operations. The commitment is limited to US$8 million and will be reduced to US$4 million after the tenth repayment date.

(g) Acquisition of land use rights and buildings

Pursuant to an agreement dated 14 January 2003, the Group acquired certain land use rights and buildings in the PRC from Angang Holding at a consideration of Rmb150,915,000.

(h) Interest in Angang Shenyang

On 17 March 2003, the Company entered into an agreement with two fellow subsidiaries to set up Angang Shenyang (note 17).

(Expressed in Thousand Renminbi)

31 RETIREMENT BENEFITS AND OTHER STAFF BENEFITS

As stipulated by the regulations of the PRC, the Group participates in employee pension schemes organised by the local governments under which it is governed. Details of the schemes of the Company and its jointly controlled entity are as follows:

Administrator	**Beneficiary**	**Contribution rate**	
		2003	2002
Anshan City and the Liaoning Provincial Government	Employees of the Company	**25.5%**	30.5%
Dalian Labour Bureau	Employees of ANSC-TKS	**19%**	19%

All the employees of the Group are entitled to receive, on retirement, pension payments from these schemes. The Group has no other material obligation for payment of retirement benefits beyond the contributions.

32 FINANCIAL INSTRUMENTS

Financial assets of the Group include cash, deposits with banks, amounts due from fellow subsidiaries, bills receivable and trade and other receivables. Financial liabilities of the Group include bills payable, trade and other payables, amount due to ultimate holding company, amounts due to fellow subsidiaries and convertible debentures. The Group does not hold or issue financial instruments for trading purposes.

(a) Interest rate risk

The interest rates of convertible debentures and bank loans are disclosed in notes 23 and 24 respectively.

(b) Credit risk

Cash and cash equivalents

Substantial amounts of the Group's cash balances are deposited with PRC financial institutions.

Trade and other receivables

The Group requests most of its customers to pay cash or bills in full prior to delivery of goods. 51% (2002: 74%) of the accounts receivable are due from a railway company which generally settles the balances within 3 months.

Amounts due from fellow subsidiaries

The terms of amounts due from fellow subsidiaries are disclosed in note 30(c).

(Expressed in Thousand Renminbi)

32 FINANCIAL INSTRUMENTS *(continued)*

(c) Foreign currency risk

The Group does not have a significant foreign currency risk exposure arising from its sales and raw materials purchases for production as these transactions are mainly carried out in Renminbi, with the exception of a small portion export sales conducted in foreign currencies. The Company incurs foreign currency risks on commitments to purchase plant and equipment in currencies other than Renminbi. The Company uses foreign currency deposits to hedge such foreign currency risks. The foreign exchange gain arising on translation of the deposits designated for hedging forecasted transactions for the year ended 31 December 2003 amounted to Rmb1,033,000 (2002: Rmb19,918,000).

(d) Fair value

The fair values of cash, deposits with banks, bills receivable, trade and other receivables, trade and other payables, amount due to ultimate holding company, and amounts due from/to fellow subsidiaries are not materially different from their carrying amounts.

Convertible debentures - the fair value is estimated as Rmb5,454,000 (2002: Rmb9,856,000) by reference to the market value.

The fair values of the Group's bank loans as estimated by applying a discounted cash flow using current market interest rates for similar financial instruments approximate to their carrying values.

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

33 POST BALANCE SHEET EVENTS

(a) New investment

On 9 March 2004, the Company entered into an agreement with independent third parties to set up Zhongye Nanfang Engineering Technology Company Limited ("Zhongye Nanfang"). The principal activities of Zhongye Nanfang include engineering consultancy services, research and development. The Company injected Rmb10,500,000 into Zhongye Nanfang for its 7% equity interests.

(b) Acquisition of land use rights, plant and buildings

Pursuant to an agreement dated 23 March 2004, the Company acquired certain land use rights, plant and buildings in the PRC from Angang Holding at a consideration of Rmb62,206,000.

34 ULTIMATE HOLDING COMPANY

The Directors consider the ultimate holding company at 31 December 2003 to be Angang Holding, incorporated in the PRC.

Differences between Financial Statements Prepared in accordance with International Financial Reporting Standards ("IFRS") and PRC Accounting Rules and Regulations

		The Group		The Company	
		2003	2002	**2003**	2002
	Note	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
Profit attributable to shareholders under IFRS		**1,433,002**	598,316	**1,433,002**	598,316
Adjustments:					
Share of loss of jointly controlled entity, net of tax	(i)	**—**	—	**13,270**	4,786
Pre-operating expenses	(iii)	**19,355**	6,955	**—**	—
Revaluation of land use rights	(iv)	**(4,536)**	(4,536)	**(4,536)**	(4,536)
Amortisation of lease prepayments	(v)	**451**	188	**—**	—
General borrowing costs capitalised	(vi)	**(12,933)**	(7,925)	**(12,933)**	(7,925)
Write off of long outstanding accounts payable	(vii)	**(1,913)**	(165)	**(1,913)**	(165)
Receipt of donation	(viii)	**(76)**	—	**(76)**	—
Deferred tax charge	(ix)	**(771)**	1,755	**5,765**	4,112
Profit attributable to shareholders under PRC Accounting Rules and Regulations		**1,432,579**	594,588	**1,432,579**	594,588
Shareholders' funds under IFRS		**8,815,385**	7,674,255	**8,815,385**	7,674,255
Adjustments:					
Share of loss of jointly controlled entity, net of tax	(i)	**—**	—	**18,056**	4,786
Convertible debentures	(ii)				
— Discount on convertible debentures		**(185)**	(592)	**(185)**	(592)
— Additional borrowing costs capitalised		**(7,157)**	(6,935)	**(7,157)**	(6,935)
Pre-operating expenses	(iii)	**26,310**	6,955	**—**	—
Revaluation of land use rights	(iv)	**199,584**	204,120	**199,584**	204,120
Amortisation of lease prepayments	(v)	**639**	188	**—**	—
General borrowing costs capitalised	(vi)	**(20,858)**	(7,925)	**(20,858)**	(7,925)
Deferred tax	(ix)	**(65,450)**	(64,618)	**(56,557)**	(62,261)
Shareholders' funds under PRC Accounting Rules and Regulations		**8,948,268**	7,805,448	**8,948,268**	7,805,448

Notes:

(i) The amount represents the difference in treatment of pre-operating expenses and land use rights between the IFRS and PRC financial statements of the jointly controlled entity as mentioned in notes (iii) and (v) respectively.

(ii) The amounts represent the different treatment on transaction costs and discount on convertible debentures between the IFRS and PRC financial statements.

(iii) Pre-operating expenses are expensed when incurred under IFRS. However, in the PRC financial statements, pre-operating expenses are capitalised before the commencement of operation and will be written off when the enterprise commences operation.

(iv) Effective 1 January 2002, land use rights are carried at historical cost base under IFRS. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset was reversed from shareholders' equity. Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount.

(v) Land use rights are amortised on a straight-line basis over the respective periods of rights from the date of grant under IFRS. Under the PRC Accounting Rules and Regulations, land use rights are amortised when the construction work on the related land has been completed.

(vi) Under IFRS, general borrowing costs are capitalised by applying a capitalisation rate to the expenditures on the qualifying assets. Under the PRC Accounting Rules and Regulations, general borrowing costs are charged to the income statement when incurred.

(vii) Under IFRS, the write off of long outstanding accounts payable is recognised in the income statement. Under the PRC Accounting Rules and Regulations, long outstanding accounts payable are written off against the capital reserve.

(viii) Under IFRS, the receipt of donation is recognised as other income in the income statement. Under the PRC Accounting Rules and Regulations, receipt of donation is accounted for as a movement in capital reserve.

(ix) Deferred tax is provided on the IFRS adjustments at the tax rate of 33%.

Five Year Summary

A PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS

	2003 **Rmb'000**	2002 Rmb'000	2001 Rmb'000	2000 Rmb'000	1999 Rmb'000
Principal operating revenue	**14,520,736**	10,771,077	9,490,523	9,793,150	6,923,142
Net profit	**1,432,579**	594,588	403,743	492,204	293,716
Total assets	**15,011,870**	12,425,350	10,237,888	9,452,195	6,855,970
Total liabilities	**(6,063,602)**	(4,619,902)	(2,799,856)	(2,284,634)	(1,539,401)
Net assets	**8,948,268**	7,805,448	7,438,032	7,167,561	5,316,569

B PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

	2003 **Rmb'000**	2002 Rmb'000	2001 Rmb'000	2000 Rmb'000	1999 Rmb'000
Turnover	**14,482,148**	10,746,477	9,465,247	9,767,600	6,907,996
Profit attributable to shareholders	**1,433,002**	598,316	366,481	491,395	295,421
Non-current assets	**7,970,456**	6,776,533	5,281,336	4,564,869	3,884,369
Current assets	**6,875,218**	5,517,032	4,820,586	4,922,329	3,009,672
Current liabilities	**(4,132,287)**	(3,147,046)	(2,380,651)	(2,014,162)	(1,299,401)
Net current assets	**2,742,931**	2,369,986	2,439,935	2,908,167	1,710,271
Total assets less current liabilities	**10,713,387**	9,146,519	7,721,271	7,473,036	5,594,640
Non-current liabilities	**(1,898,002)**	(1,472,264)	(417,529)	(253,240)	(240,000)
Net assets	**8,815,385**	7,674,255	7,303,742	7,219,796	5,354,640

FIRST REGISTRATION OF THE COMPANY

Date:	8 May1997
Place:	396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC

BUSINESS ADDRESS OF THE COMPANY IN HONG KONG

23th Floor, Entertainment Building, 30 Queen's Road, Central, Hong Kong

REGISTRATION NUMBER OF LEGAL PERSON BUSINESS LICENCE HELD BY THE COMPANY

Qi Gu Liao Zong Zi No. 000344

TAXATION REGISTRATION NUMBER

210302242669479

AUDITORS

Name of international auditors:	KPMG
Place of Business:	8th Floor, Prince's Building, 10 Chater Road, Hong Kong
Name of the PRC auditors:	KPMG Huazhen
Place of Business:	8/F, Office Tower E2 Oriental Plaza No. 1, East Chang An Ave Beijing, the PRC Post Code: 100738

Documents Available for Inspection

1. Financial statements of the Company signed by the Legal Representative, Chief Accountant and Head of the Accounting Department of the Company;

2. Original of the auditor's report of the Company sealed by the accountants and signed by a registered accountant;

3. Originals of all the announcements released by the Company in the China Securities Journal and the Securities Times in 2004; and

4. Annual report of the Company submitted to the Stock Exchange.

The above documents are available for inspection at the secretarial office of the Board of Directors, Angang New Steel Company Limited situated at No. 396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province.

Board of Directors
Angang New Steel Company Limited

16 April 2004

1. 載有本公司法定代表人、主管會計工作負責人、會計主管人員簽字並蓋章的會計報表；

2. 載有會計師事務所蓋章、註冊會計師簽字並蓋章的審計報告原件；

3. 二零零四年在《中國證券報》、《證券時報》公開披露過的所有本公司文件的正本及公告的原稿；

4. 在香港證券市場本公司的年度報告。

以上備查文件放置地點：鞍鋼新軋鋼股份有限公司董事會秘書室，地址：遼寧省鞍山市鐵東區南中華路396號。

鞍鋼新軋鋼股份有限公司
董事會

二零零四年四月十六日

本公司的其他有關資料

本公司首次註冊登記：

日期：　一九九七年五月八日
地點：　遼寧省鞍山市鐵東區南中華路396號

本公司在香港營業地址：

香港中環皇后大道30號娛樂行23樓

本公司法人營業執照註冊號：

企合遼總字第000344號

稅務登記號碼：

210302242669479

審計師：

境外會計師事務所名稱：　畢馬威會計師事務所
辦公地點：　香港遮打道10號太子大廈8樓

境內會計師事務所名稱：　畢馬威華振會計師事務所
辦公地點：　中國北京市東長安街一號東方廣場東二辦公樓8層

A 按照中國會計準則編製

	2003	2002	2001	2000	1999
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
主要營業收入	**14,520,736**	10,771,077	9,490,523	9,793,150	6,923,142
淨利潤	**1,432,579**	594,588	403,743	492,204	293,716
總資產	**15,011,870**	12,425,350	10,237,888	9,452,195	6,855,970
總負債	**(6,063,602)**	(4,619,902)	(2,799,856)	(2,284,634)	(1,539,401)
淨資產	**8,948,268**	7,805,448	7,438,032	7,167,561	5,316,569

B 按照《國際財務報告準則》編製

	2003	2002	2001	2000	1999
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額	**14,482,148**	10,746,477	9,465,247	9,767,600	6,907,996
股東應佔利潤	**1,433,002**	598,316	366,481	491,395	295,421
非流動資產	**7,970,456**	6,776,533	5,281,336	4,564,869	3,884,369
流動資產	**6,875,218**	5,517,032	4,820,586	4,922,329	3,009,672
流動負債	**(4,132,287)**	(3,147,046)	(2,380,651)	(2,014,162)	(1,299,401)
流動資產淨額	**2,742,931**	2,369,986	2,439,935	2,908,167	1,710,271
總資產減流動負債	**10,713,387**	9,146,519	7,721,271	7,473,036	5,594,640
非流動負債	**(1,898,002)**	(1,472,264)	(417,529)	(253,240)	(240,000)
淨資產	**8,815,385**	7,674,255	7,303,742	7,219,796	5,354,640

註：

(i) 該數額代表註 (iii) 及 (v) 所載，按《國際財務報告準則》及按中國會計準則編製的合營公司財務報表對應佔開辦費用及土地使用權的不同處理。

(ii) 該數額代表按《國際財務報告準則》及按中國會計準則編製的財務報表對交易成本及可轉換債券貼現的不同處理。

(iii) 根據《國際財務報告準則》，開辦費用在產生時列支。然而，在中國財務報表內，開辦費用在開業前資本化，企業開業後則予以沖銷。

(iv) 自二零零二年一月一日起，土地使用權按《國際財務報告準則》以歷史成本為基準入賬。因此，土地使用權重估盈餘在扣除遞延稅項資產後轉入股東權益。根據中國會計準則，土地使用權以重估值入賬。

(v) 根據《國際財務報告準則》，土地使用權按批地日期起計的有效期以直線法攤銷。根據中國會計準則，土地使用權在相關土地上的建築工程竣工時攤銷。

(vi) 根據《國際財務報告準則》，一般借貸成本以資本化率資本化為合資格資產的開支。根據中國會計準則，一般借貸成本於產生時在利潤表列支。

(vii) 根據《國際財務報告準則》，長期拖欠應付款項在利潤表內沖銷。根據中國會計準則，長期拖欠應付款項應沖銷資本公積。

(viii) 根據《國際財務報告準則》，捐贈收入在利潤表內確認為其他收入。根據中國會計準則，捐贈收入作為資本公積變動入賬。

(ix) 在按《國際財務報告準則》所作的調整中，遞延稅項按33% 的稅率計提準備。

按《國際財務報告準則》及按中國會計準則編製財務報表的差異

	註	本集團 2003 人民幣千元	本集團 2002 人民幣千元	本公司 2003 人民幣千元	本公司 2002 人民幣千元
根據《國際財務報告準則》編製的股東應佔淨利潤		**1,433,002**	598,316	**1,433,002**	598,316
調整：					
除税後應佔合營公司虧損	(i)	—	—	**13,270**	4,786
開辦費用	(iii)	**19,355**	6,955	—	—
重估土地使用權	(iv)	**(4,536)**	(4,536)	**(4,536)**	(4,536)
預付租賃攤銷	(v)	**451**	188	—	—
一般借貸成本資本化	(vi)	**(12,933)**	(7,925)	**(12,933)**	(7,925)
沖銷長期拖欠應付款項	(vii)	**(1,913)**	(165)	**(1,913)**	(165)
捐贈收入	(viii)	**(76)**	—	**(76)**	—
遞延税項	(ix)	**(771)**	1,755	**5,765**	4,112
根據中國會計準則編製的股東應佔淨利潤		**1,432,579**	594,588	**1,432,579**	594,588
根據《國際財務報告準則》編製的股東權益		**8,815,385**	7,674,255	**8,815,385**	7,674,255
調整：					
除税後應佔合營公司虧損	(i)	—	—	**18,056**	4,786
可轉換債券	(ii)				
—債券貼現		**(185)**	(592)	**(185)**	(592)
—附加資本化借貸成本		**(7,157)**	(6,935)	**(7,157)**	(6,935)
開辦費用	(iii)	**26,310**	6,955	—	—
重估土地使用權	(iv)	**199,584**	204,120	**199,584**	204,120
預付租賃攤銷	(v)	**639**	188	—	—
一般借貸成本資本化	(vi)	**(20,858)**	(7,925)	**(20,858)**	(7,925)
遞延税項	(ix)	**(65,450)**	(64,618)	**(56,557)**	(62,261)
根據中國會計準則編製的股東權益		**8,948,268**	7,805,448	**8,948,268**	7,805,448

32 金融工具（續）

(c) 外幣風險

除小部分以外幣進行的出口銷售外，由於本集團在銷售和採購生產用原材料方面主要是以人民幣進行交易，因此，本集團並無交易方面的重大外幣風險。本公司在以外幣採購廠房及設備的承擔方面產生了外幣風險。本公司利用外幣存款對沖這些外幣風險。因換算指定用作對沖預測交易的存款而產生的外幣匯兑收益，於截至二零零三年十二月三十一日止年度合共為人民幣1,033,000元（二零零二年：人民幣19,918,000元）。

(d) 公允價值

現金、銀行存款、應收票據、應收賬款及其他應收款、應付賬款及其他應付款，應付最終控股公司款，以及應收／付同系子公司款的結餘的公允價值，與它們的賬面值並無重大差異。

根據市價，可轉換債券的公允價值估計為人民幣5,454,000元（二零零二年：人民幣9,856,000元）。

本集團銀行貸款以相若金融工具的現行市場利率貼現現金流量估計公允價值，其賬面值接近公允價值。

對公允價值的估計是在一個特定時間按相關的市場訊息及有關金融工具的資料作出。由於這些估計屬於主觀性質，並涉及主要判斷的不肯定因素和事項，故不能準確地釐定。如所用的假設出現變動，便可能大大影響這些估計。

33 結算日后事項

(a) 新的投資項目

本公司於二零零四年三月九日與獨立第三方簽訂協議，成立中冶南方工程技術有限公司（「中冶南方」）。中冶南方主要從事工程技術咨詢服務及研究開發的業務。本公司已注資人民幣10,500,000元以持有中冶南方7%權益。

(b) 購入土地使用權、廠房及建築物

根據在二零零四年三月二十三日簽訂的協議，本公司向鞍鋼集團收購國內的部分土地使用權、廠房及建築物，總代價為人民幣62,206,000元。

34 最終控股公司

本公司董事認為在二零零三年十二月三十一日的最終控股公司是於中國註冊成立的鞍鋼集團。

（以人民幣千元列示）

31 退休福利及其他員工福利

本公司根據中國的有關規定，參與由所屬地方政府管理的僱員退休金計劃。本公司及合營公司的退休金計劃詳情如下：

管理人	受益人	供款率	
		2003	2002
鞍山市和遼寧省政府	本公司僱員	**25.5%**	30.5%
大連市勞動局	鞍蒂公司僱員	**19%**	19%

本集團全體僱員在退休時均有權從這項計劃取得退休金。本集團除供款外，並不需要就支付退休福利承擔其他重大責任。

32 金融工具

本集團的金融資產包括現金、銀行存款、應收同系子公司款、應收票據和應收賬款及其他應收款。本集團的金融負債包括應付票據、應付賬款及其他應付款、應付最終控股公司款、應付同系子公司款和可轉換債券。本集團並沒有為買賣目的持有或發行金融工具。

(a) 利率風險

可轉換債券及銀行貸款的利率分別載於註釋23及24。

(b) 信貸風險

現金及現金等價物

本集團大部分現金均存放於中國的金融機構。

應收賬款及其他應收款

本集團要求大部分的客戶在付運貨物前以現金或票據預付全數貨款。51% (二零零二年：74%) 的應收款項為應收某鐵路公司款項，該公司一般在三個月內還款。

應收同系子公司款

應收同系子公司款的詳情載於註釋30(c) 。

30 關連人士交易（續）

(b) 應付最終控股公司款

應付最終控股公司款主要是指應付的支援服務費用。

應付最終控股公司款屬無抵押、免息及沒有固定還款期。

(c) 應收／付同系子公司款

應收／付同系子公司款主要是指採購原材料及其他服務的預付款及應付款。本公司就銷售製成品收取預付款。

應收／付同系子公司款屬無抵押、免息及沒有固定還款期。

(d) 發行可轉換債券

本公司於二零零零年三月十五日所發行合共人民幣1,500,000,000元的可轉換債券是由鞍鋼集團提供擔保。

(e) 銀行貸款

本集團的所有無抵押銀行貸款 (註釋24) 均由鞍鋼集團擔保。

(f) 於鞍蒂公司的股權

本公司把投資於鞍蒂公司的股權抵押，以擔保履行銀團借款協議對鞍蒂公司債務的規定。

本公司也承諾，如鞍蒂公司沒有足夠資金建成鍍鋅鋼板廠、償還銀團借款或經營業務，本公司將向其提供資金。承擔金額以800萬美元為限，在第十期償還期過後，將降至400萬美元。

(g) 收購土地使用權及建築物

根據二零零三年一月十四日的協議，本集團向鞍鋼集團收購國內的部分土地使用權及建築物，總代價為人民幣150,915,000元。

(h) 鞍鋼瀋陽權益

本公司於二零零三年三月十七日與兩間同系子公司簽署了關於設立鞍鋼瀋陽的合資合同(註釋17)。

30 關連人士交易（續）

(a) 重大交易（續）

註：

(a) 本公司按收取獨立客戶上一個月的平均價格將製成品售予新鋼鐵及其他同系子公司，以供其自用。上表已包括年內向新鋼鐵出售管坯的銷售額合共人民幣833,364,000元 (二零零二年：人民幣571,917,000元)。

(b) 本公司按向獨立客戶收取的平均價格，向新鋼鐵採購用作生產的原材料和向該公司退回廢料。

(c) 本公司的主要原材料均購自新鋼鐵。購價為不超過新鋼鐵於上一個月收取獨立客戶的最低價格，也不超過五家獨立供應商就大批量原材料供應向本公司所報價格的平均值。

(d) 本公司按新鋼鐵收取獨立客戶的平均價格，向新鋼鐵購入鋼材產品的輔助材料及備品備件。

(e) 本公司按成本價向新鋼鐵採購工業用水、循環再用水、軟水、混合氣體、氧氣、氮氣、氬氣、氫氣、壓縮氣體及蒸氣等能源，但成本價的升幅不得超過上年度所收取相關成本價的5% 。

(f) 鞍山鋼鐵集團按適用的國家定價、市場價格或按成本價向本公司收取鐵路與公路運輸服務；採購燃油與液化石油氣及進口備品備件和出口產品代理服務；設備維修及一般保養與大修；設計和工程服務、產品品質測試與分析服務、僱員宿舍暖氣供應、教育設施；報紙、電話、傳真與其他媒介通訊服務；以及職工培訓等各項服務的費用。

(ii) 部分同系子公司按照與第三方相若的條款承建合營公司的生產線。合營公司在年內的建造費用總額為人民幣20,928,000元 (二零零二年：人民幣91,844,000元) 。

(iii) 本公司按市場價格銷售人民幣22,193,000元 (二零零二年：無) 的製成品予鞍鋼瀋陽以作加工用途。

本公司董事會認為，上述與關連人士的交易符合以下條件：

— 在正常及一般的業務過程中進行；

— 按 (a) 一般商業條款；或 (b) 不遜於獨立第三方提供 / 提供予獨立第三方的交易條款進行；或在無法比較確認是否符合 (a) 或 (b) 條件的情況下，就本公司股東而言公平合理的條款進行；及

— 按每項關連交易的有關協議條款或在沒有簽訂協議的情況下，按不遜於第三方提供 / 提供予第三方的交易條款進行。

並經由本公司獨立非執行董事確認。

29 承擔

(a) **本集團在十二月三十一日未償付而又未在財務報表內提撥準備的資本承擔如下：**

	本集團		本公司	
	2003	2002	**2003**	2002
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
已授權及已訂約：				
一生產線建設工程	**263,112**	771,467	**112,943**	662,353
一技術轉讓費	**15,845**	20,780	—	—
已授權但未訂約：				
一生產線改良工程	**1,370,185**	2,635,629	**1,338,526**	2,396,003
	1,649,142	3,427,876	**1,451,469**	3,058,356

(b) 根據二零零二年十月二十二日的融資支持協議，如果鞍蒂公司沒有足夠的資金建成鍍鋅鋼板廠、償還銀團貸款或經營業務，本公司承諾向鞍蒂公司提供資金。

30 關連人士交易

本集團於年內與鞍鋼瀋陽 (聯營公司) 、新鋼鐵 (同系子公司) 和鞍鋼集團 (最終控股公司) 及其業務單位 (合稱「鞍山鋼鐵集團」) 所進行的重大交易概要如下。

(a) 重大交易

(i) 本公司與新鋼鐵，和鞍山鋼鐵集團及其業務單位在日常業務過程中所進行的經常性交易如下：

		本集團及本公司	本集團及本公司
		2003	2002
	註	***人民幣千元***	*人民幣千元*
銷售製成品	(a)	**1,837,745**	991,051
退回廢料	(b)	**253,966**	215,140
採購			
一原材料	(c)	**9,856,095**	7,501,072
一輔料及備品備件	(d)	**91,407**	79,646
燃料及動力供應	(e)	**306,557**	284,432
已付福利及其他支援服務費用	(f)	**289,184**	211,942

28 現金流量表註釋

將稅前正常業務利潤調節為經營活動產生的現金

	2003 **人民幣千元**	2002 人民幣千元
稅前正常業務利潤	**1,752,435**	857,482
利息收入	**(21,203)**	(6,275)
利息費用	**17,433**	10,573
聯營公司的收入	**(6)**	—
折舊	**543,941**	436,167
存貨準備	**9,314**	—
(沖回)/應計壞賬準備	**(157)**	104
處理固定資產損失	**61,626**	25,202
匯兑虧損/(收益)淨額	**1,738**	(20)
存貨增加	**(232,548)**	(312,836)
應收同系子公司款減少/(增加)	**156,148**	(244,030)
應收款項減少	**7,311**	53,738
應收票據(增加)/減少	**(379,768)**	703,875
預付租賃增加	**(149,181)**	(31,879)
預付款、訂金及其他應收款(增加)/減少	**(8,367)**	6,252
應付款項(減少)/增加	**(30,532)**	5,112
應付票據(減少)/增加	**(211,402)**	348,199
應付最終控股公司款增加/(減少)	**881**	(47,977)
應付同系子公司款增加	**470,634**	206,201
其他應付款增加	**184,448**	385,271
經營活動現金流量	**2,172,745**	2,395,159

(以人民幣千元列示)

26 儲備(續)

根據中國《公司法》及本公司章程，本公司按照中國會計準則編製的財務報表所呈報的稅後淨利潤只可在提撥下列項目的準備後才能用作派發股利：

(i) 彌補以往年度的累計虧損 (如有)；

(ii) 本公司須把最少10% 按中國會計準則編製的稅後利潤轉入法定盈餘公積金，直至該盈餘公積金的結餘相等於本公司註冊資本的50%；

(iii) 本公司須把5% 至10% 按中國會計準則編製的稅後利潤轉入本公司的法定公益金。該公益金是為了向本公司僱員提供員工設施及其他集體福利項目而設；及

(iv) 股東核准的任意公積金撥款。

(a) 可轉換債券儲備為可供債券持有人將所持可轉換債券轉為本公司A股之選擇權的價值（見註釋23）。

(b) 自二零零二年一月一日起記入預付租賃的土地使用權以歷史成本為基準入賬。因此，重估土地使用權的盈餘在扣除遞延稅項資產後從股東權益轉出。

27 可分派儲備

根據本公司章程，可供分派的儲備是以按照中國會計準則與按照《國際財務報告準則》所釐定的儲備兩者中的較低數額為準。於二零零三年十二月三十一日，本公司的可供分派儲備為人民幣2,131,717,000元 (二零零二年：人民幣1,281,803,000元)。本公司在結算日後建議派發二零零三財政年度末期股利人民幣592,462,000元 (二零零二年：人民幣296,087,000元)。

26 儲備

本集團及本公司	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	可轉換債券儲備（註a） 人民幣千元	股本盈餘（註b） 人民幣千元	合計 人民幣千元
2002					
2002年1月1日	182,580	182,580	1,421	(151,956)	214,625
年度轉撥	59,459	59,459	—	—	118,918
可轉換債券轉股（註釋25）	—	—	(922)	—	(922)
沖回有關可轉換債券的遞延稅項	—	—	232	—	232
2002年12月31日	242,039	242,039	731	(151,956)	332,853
2003					
2003年1月1日	242,039	242,039	731	(151,956)	332,853
年度擬轉撥	143,258	143,258	—	—	286,516
可轉換債券轉股（註釋25）	—	—	(387)	—	(387)
沖回有關可轉換債券的遞延稅項（註釋7(c)）	—	—	61	—	61
2003年12月31日	385,297	385,297	405	(151,956)	619,043

24 銀行貸款（續）

所有無抵押銀行貸款均由鞍鋼集團擔保。

於二零零二年十月，鞍蒂公司為興建生產線訂立貸款協議，取得一筆為數人民幣10.8億元的長期貸款（「銀團貸款」）。這筆銀團貸款是以鞍蒂公司於二零零三年十二月三十一日賬面值為人民幣972,862,000元（二零零二年：人民幣519,248,000元）的土地使用權、在建工程及物業、廠房及設備作抵押。

根據貸款協議，本公司以鞍蒂公司的權益，作為鞍蒂公司履行債務的抵押。

於二零零三年十二月三十一日，已動用的銀團貸款合共為人民幣500,000,000（二零零二年：無）。

25 股本

	2003 **人民幣千元**	2002 *人民幣千元*
已發行及繳足股本：		
1,319,000,000股每股人民幣1元的國有法人股	**1,319,000**	1,319,000
753,308,652股（2002年：751,873,679股）每股人民幣1元的A股	**753,309**	751,874
890,000,000股每股人民幣1元的H股	**890,000**	890,000
	2,962,309	2,960,874

年內，本公司就賬面總值為人民幣4,603,000元（二零零二年：人民幣9,592,000元）可轉換債券轉股發行了1,434,973股A股（二零零二年：2,938,530股），可轉換債券的各組成部分如下：

	2003 **人民幣千元**	2002 *人民幣千元*
負債部分（註釋23）	**4,216**	8,650
權益部分（註釋26）	**387**	922
已沒收應計利息	—	20
	4,603	9,592

結餘人民幣3,168,000元（二零零二年：人民幣6,653,000元）已記入股本溢價項內。

所有國有法人股、A股及H股在各重大方面均享有同等權益。

24 銀行貸款

於二零零三年十二月三十一日，應償付的銀行貸款如下：

	1年內或接獲通知時償還 人民幣千元	1年後但2年內到期 人民幣千元	2年後但5年內到期 人民幣千元	5年後到期 人民幣千元	小計 人民幣千元	總額 人民幣千元
無抵押銀行貸款：						
一 固定年利率5.49%	400,000	1,063,000	600,000	—	1,663,000	2,063,000
本公司	400,000	1,063,000	600,000	—	1,663,000	2,063,000
有抵押銀行貸款：						
一 固定年利率5.76%	20,267	4,054	121,605	104,074	229,733	250,000
本集團	420,267	1,067,054	721,605	104,074	1,892,733	2,313,000

於二零零二年十二月三十一日，應償付的銀行貸款如下：

	1年內或接獲通知時償還 人民幣千元	1年後但2年內到期 人民幣千元	2年後但5年內到期 人民幣千元	5年後到期 人民幣千元	小計 人民幣千元	總額 人民幣千元
無抵押銀行貸款：						
一 固定年利率5.49%	—	300,000	1,163,000	—	1,463,000	1,463,000
本公司	—	300,000	1,163,000	—	1,463,000	1,463,000
有抵押銀行貸款：						
一 固定年利率5.04%	65,000	—	—	—	—	65,000
本集團	65,000	300,000	1,163,000	—	1,463,000	1,528,000

23 可轉換債券

	本集團及本公司	
	2003	2002
	人民幣千元	*人民幣千元*
於1月1日可轉換債券賬面值	**9,264**	17,529
轉發為A股 (註釋25)	**(4,216)**	(8,650)
贖回可轉換債券	**(1)**	(1)
交易成本攤銷	**19**	32
可轉換債券貼現攤銷	**203**	354
於12月31日可轉換債券賬面值	**5,269**	9,264

最初在股東權益內確認的可轉換債券款額已扣除應佔交易費用人民幣2,437,000元 (於二零零三年十二月三十一日：人民幣9,000元；於二零零二年十二月三十一日：人民幣16,000元)。

本公司在二零零零年三月十五日發行了合共人民幣1,500,000,000元的可轉換債券 (「可轉換債券」)。可轉換債券在深圳證券交易所 (「深交所」) 上市，並由鞍鋼集團提供擔保。持有人可在二零零零年九月十四日至二零零五年三月十三日期間選擇以每股人民幣3.3元的轉換價，把債券轉為每股面值人民幣1元的本公司A股 (「A股」)。債券的轉換價於二零零一年六月二十二日改為每股人民幣3.21元，於二零零二年七月四日改為每股人民幣3.13元，並於二零零三年六月十一日改為每股人民幣3.03元。全面行使可轉換債券所附帶的轉換權可導致本公司發行A股455,108,652股。

本公司於每年三月十四日應付按年利率1.2% 計算的可轉換債券利息。

倘若本公司A股於深交所的收盤價在連續二十個交易日均不低於轉換價的130%，則本公司可自二零零一年三月十四日起，贖回全部或部分可轉換債券。

倘若深交所A股的收盤價在連續二十個交易日均低於轉換價的70%，則可轉換債券持有人可要求本公司在到期日前半年 (二零零四年九月十四日至二零零五年三月十三日) 內贖回全部或部分可轉換債券。

21 現金及現金等價物

	本集團		本公司	
	2003	2002	**2003**	2002
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
銀行結餘	**2,116,976**	1,702,051	**2,090,613**	1,675,586
加：由存款日起計三個月內到期的銀行存款（註釋20）	**200,000**	—	**200,000**	—
	2,316,976	1,702,051	**2,290,613**	1,675,586

22 應付賬款

	本集團及本公司	
	2003	2002
	人民幣千元	*人民幣千元*
應付款項	**194,462**	224,994
應付票據	**1,259,594**	1,525,791
	1,454,056	1,750,785

應付賬款的賬齡分析如下：

	本集團及本公司	
	2003	2002
	人民幣千元	*人民幣千元*
即時到期	**160,853**	199,825
三個月內到期	**749,191**	737,273
三個月後六個月內到期	**544,012**	813,687
	1,454,056	1,750,785

19 應收賬款

	本集團及本公司	
	2003	2002
	人民幣千元	*人民幣千元*
應收款項	**84,749**	92,060
應收票據	**2,097,812**	1,719,474
	2,182,561	1,811,534

應收賬款的賬齡分析如下：

	本集團及本公司	
	2003	2002
	人民幣千元	*人民幣千元*
少於三個月	**1,721,799**	1,594,836
多於三個月但少於十二個月	**460,762**	216,698
	2,182,561	1,811,534

本集團要求客戶在付運貨物前以現金或票據預付全數貨款。本集團只會在經過磋商後，允許有良好交易記錄的部分主要客戶以3個月為期除賬。

20 銀行存款

	本集團及本公司	
	2003	2002
	人民幣千元	*人民幣千元*
銀行存款	**490,000**	—
減：由存款日起計三個月內到期的銀行存款（註譯21）	**(200,000)**	—
	290,000	—

17 於聯營公司的投資

	本集團及本公司	
	2003	2002
	人民幣千元	*人民幣千元*
非上市股份 (按成本)	**14,400**	—
所佔利潤	**6**	—
	14,406	—

本公司在聯營公司的權益詳情如下:

				權益比例		
		註冊成立與		本集團	本公司	
單位名稱	**業務結構形式**	**經營地點**	**註冊資本**	**實質權益**	**所佔權益**	**經營範圍**
鞍鋼瀋陽鋼材加工配送有限公司(「鞍鋼瀋陽」)	合資	中國	人民幣4,800萬元	30%	30%	鋼材銷售、加工及分銷

18 存貨

	本集團		本公司	
	2003	2002	**2003**	2002
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
原材料	**252,877**	144,609	**242,186**	144,609
在製品	**166,244**	124,735	**166,244**	124,735
製成品	**440,087**	366,471	**429,060**	366,471
備品備件、工具及輔料	**581,075**	581,234	**568,920**	581,234
	1,440,283	1,217,049	**1,406,410**	1,217,049
以可變現淨值列報的存貨	**36,391**	85,076	**36,391**	85,076

16 合營公司權益

本公司	2003 人民幣千元	2002 人民幣千元
非上市股份（按成本）	**248,305**	248,305
應佔虧損	**(14,049)**	(4,786)
	234,256	243,519

本公司在合營公司的權益詳情如下：

單位名稱	業務結構形式	註冊成立與經營地點	註冊資本	權益比例 本集團實質權益	權益比例 本公司所佔權益	經營範圍
鞍鋼新軋－蒂森克虜伯鍍鋅鋼板有限公司（「鞍蒂公司」）	中外合資	中國	6,000萬美元	50%	50%	生產及銷售成卷的熱鍍鋅及合金化鋼板材和帶材產品

綜合財務報表包括下列本集團於合營公司資產與負債、收入及費用中的權益：

	2003 人民幣千元	2002 人民幣千元
非流動資產	**512,867**	261,981
流動資產	**94,718**	76,099
非流動負債	**(229,733)**	—
流動負債	**(143,596)**	(94,561)
淨資產	**234,256**	243,519
收入	—	—
費用	**(9,263)**	(4,786)
	(9,263)	(4,786)

本公司以合營公司權益，作為鞍蒂公司所得的一筆銀團貸款（註釋24）抵押。

14 在建工程

	本集團		本公司	
	2003	2002	**2003**	2002
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
1月1日結餘	**2,327,558**	1,082,644	**2,097,302**	1,082,644
購入	**1,607,941**	1,918,735	**1,382,336**	1,688,479
	3,935,499	3,001,379	**3,479,638**	2,771,123
轉入物業、廠房及設備 (註釋12)	**(2,812,576)**	(673,821)	**(2,808,724)**	(673,821)
12月31日結餘	**1,122,923**	2,327,558	**670,914**	2,097,302
在建工程包括：				
改造現有生產廠房	**670,914**	2,097,302	**670,914**	2,097,302
大連鍍鋅鋼板生產線	**452,009**	230,256	—	—
12月31日結餘	**1,122,923**	2,327,558	**670,914**	2,097,302

本公司的合營公司以在二零零三年十二月三十一日賬面值為人民幣904,018,000元 (二零零二年：人民幣460,512,000元) 的在建工程，作為註釋24 所述一筆銀團貸款的抵押。

15 預付租賃

預付租賃是指中國境內土地的土地使用權。本公司及本集團的土地使用權剩餘有效期為44至49年。

本公司的合營公司以於二零零三年十二月三十一日賬面值為人民幣43,418,000元 (二零零二年：人民幣44,318,000元) 的土地使用權，作為註釋24 所述一筆銀團貸款的抵押。

12 物業、廠房及設備（續）

(c) 本集團的所有建築物均位於中國境內。

(d) 根據國家國有資產管理局於一九九七年三月三十一日發出的文件，本公司於一九九六年十二月三十一日從其最終控股公司 —— 鞍山鋼鐵集團公司（「鞍鋼集團」）接管的固定資產價值釐定為人民幣2,848,221,000元。正如中國的相關法規所規定，有關數額是按照一家於國內註冊的估值公司 —— 中評資產評估事務所以折餘重置成本為基礎，對一九九六年十二月三十一日的物業、廠房及設備（包括土地使用權）所進行的估值釐定的。這次估值屬一次性，確定了本公司所接管的固定資產的設定成本。

(e) 本集團自二零零三年一月一日起，修訂了物業、廠房及設備的預計可用年限。這項修訂是在計及商業及技術性陳舊和一般耗損後作出的，以便更妥善地反映這些資產的預計服務年期。

由於上述有關折舊的修訂，截至二零零三年十二月三十一日止年度的折舊額已增加約人民幣103,000,000元，除稅後利潤則減少人民幣69,000,000元。

(f) 本公司的合營公司以在二零零三年十二月三十一日賬面值為人民幣25,426,000元（二零零二年：人民幣14,418,000元）的物業、廠房及設備，作為註釋24 所述一筆銀團貸款的抵押。

13 無形資產

本集團	**工業技術** ***人民幣千元***
成本：	
於2003年1月1日的結餘	—
購入	12,819
於2003年12月31日的結餘	12,819
累計攤銷：	
於2003年1月1日及2003年12月31日的結餘	—
賬面淨值：	
於2003年12月31日	12,819
於2002年12月31日	—

12 物業、廠房及設備（續）

(b)

本公司	建築物 人民幣千元	廠房、機器 及設備 人民幣千元	運輸車輛 及其他 相關設備 人民幣千元	合計 人民幣千元
成本或估值：				
2003年1月1日	1,148,385	4,440,361	250,808	5,839,554
重新分類	48,526	(48,942)	416	—
購入	5,373	3,359	125	8,857
轉自在建工程（註釋14）	276,320	2,312,307	220,097	2,808,724
處置物業、廠房及設備	(1,005)	(166,334)	(19,297)	(186,636)
2003年12月31日	1,477,599	6,540,751	452,149	8,470,499
代表：				
成本	815,752	5,088,627	320,685	6,225,064
估值 —1996	661,847	1,452,124	131,464	2,245,435
	1,477,599	6,540,751	452,149	8,470,499
累計折舊：				
2003年1月1日	152,466	1,242,533	216,402	1,611,401
重新分類	263	(272)	9	—
年度折舊	38,497	478,615	26,158	543,270
沖回已提折舊	(58)	(104,953)	(18,406)	(123,417)
2003年12月31日	191,168	1,615,923	224,163	2,031,254
賬面淨值：				
2003年12月31日	1,286,431	4,924,828	227,986	6,439,245
2002年12月31日	995,919	3,197,828	34,406	4,228,153

12 物業、廠房及設備

(a)

本集團	建築物 人民幣千元	廠房、機器 及設備 人民幣千元	運輸車輛 及其他 相關設備 人民幣千元	合計 人民幣千元
成本或估值：				
2003年1月1日	1,148,385	4,445,660	253,034	5,847,079
重新分類	48,526	(48,942)	416	—
購入	5,373	7,094	3,437	15,904
轉自在建工程（註釋14）	280,172	2,312,307	220,097	2,812,576
處置物業、廠房及設備	(1,005)	(166,334)	(19,297)	(186,636)
2003年12月31日	1,481,451	6,549,785	457,687	8,488,923
代表：				
成本	819,604	5,097,661	326,223	6,243,488
估值 -1996	661,847	1,452,124	131,464	2,245,435
	1,481,451	6,549,785	457,687	8,488,923
累計折舊：				
2003年1月1日	152,466	1,242,635	216,616	1,611,717
重新分類	263	(272)	9	—
年度折舊	38,511	478,672	26,758	543,941
沖回已提折舊	(58)	(104,953)	(18,406)	(123,417)
2003年12月31日	191,182	1,616,082	224,977	2,032,241
賬面淨值：				
2003年12月31日	1,290,269	4,933,703	232,710	6,456,682
2002年12月31日	995,919	3,203,025	36,418	4,235,362

(以人民幣千元列示)

11 每股盈利

(a) 每股基本盈利

每股基本盈利是按股東應佔利潤人民幣1,433,002,000元(二零零二年:人民幣598,316,000元)及下列本年度內已發行股份的加權平均數2,961,419,000股(二零零二年:2,959,439,000股)計算:

已發行股份加權平均數

(千股)	2003	2002
1月1日的已發行股份	**2,960,874**	2,957,935
可轉換債券轉股的影響	**545**	1,504
12月31日的已發行股份加權平均數	**2,961,419**	2,959,439

(b) 每股攤薄盈利

每股攤薄盈利是按股東應佔利潤人民幣1,433,002,000元(二零零二年:人民幣598,316,000元)及已調整剩餘可轉換債券影響的股份加權平均數2,963,219,000股(二零零二年:2,962,588,000股)計算:

已發行股份加權平均數(攤薄)

(千股)	2003	2002
12月31日的已發行股份加權平均數	**2,961,419**	2,959,439
餘下可轉換債券轉股影響	**1,800**	3,149
12月31日的已發行股份加權平均數(攤薄)	**2,963,219**	2,962,588

由於餘下可轉換債券所產生的利息已資本化為在建工程,故餘下可轉換債券轉股不會影響股東應佔利潤。

9 股利

(a) 與本年度有關的股利

	2003 ***人民幣千元***	2002 *人民幣千元*
於結算日後擬派末期股利每股人民幣20分 (2002年:每股人民幣10分)	**592,462**	296,087

根據在二零零四年四月十六日董事會會議通過的的決議,擬於股東大會建議派發末期股利每股人民幣20分(二零零二年:人民幣10分),合計人民幣592,462,000元(二零零二年:人民幣296,087,000元)。

於結算日後擬派的末期股利尚未在相關結算日確認為負債。

(b) 與上一財政年度有關,並已於年內核准及支付的股利

	2003 ***人民幣千元***	2002 *人民幣千元*
與上一財政年度有關,並已於年內核准及 支付末期股利每股人民幣10分 (2002年:每股人民幣8分)	**296,149**	236,705

就有關截至二零零二年十二月三十一日止年度的股利,擬派末期股利與年度核准及支付的股利之間的差額,是股東名冊截止日期前就可轉換債券轉股而向股份持有人額外派發的股利。

10 股東應佔利潤

股東應佔利潤人民幣1,433,002,000元已全數在本公司財務報表內處理(二零零二年:人民幣598,316,000元)。

7 所得稅（續）

(d) 海外所得稅

本集團並未賺取應課海外所得稅利潤，因此，沒有為海外所得稅提撥任何準備。

8 董事及監事酬金和最高酬金人士

董事及監事酬金：

	2003 人民幣千元	2002 人民幣千元
袍金	**240**	81
薪金及其他酬金	**1,414**	1,212
酌定獎金	—	—
退休金計劃供款	**361**	370
	2,015	1,663

董事及監事酬金包括本年度應付獨立非執行董事的袍金人民幣120,000元 (二零零二年：人民幣61,000元)。

董事及監事的酬金均在以下範圍內：

港幣	折合人民幣	董事及監事人數 2003	2002
0元至1,000,000元	0元至1,060,000元	**16**	16

本集團在二零零三年及二零零二年最高薪酬的五位人士均為本集團的執行董事，他們的酬金已載於上文。

7 所得稅（續）

(c) 遞延稅項（續）

(i) 遞延稅項資產及（負債）由以下項目組成：（續）

如註釋26(c)所述，自二零零二年一月一日起土地使用權以成本列賬。重估土地使用權盈餘在扣除遞延稅項資產後轉入股東權益。

本集團及本公司並無其他尚未確認的重大遞延稅項資產或負債。

(ii) 本年度的臨時差異變動如下：

本集團	2003年1月1日結餘 人民幣千元	在利潤表內確認（註釋7(a)） 人民幣千元	確認為股東權益（註釋26） 人民幣千元	2003年12月31日結餘 人民幣千元
非流動				
在建工程	(4,903)	(4,342)	—	(9,245)
預付租賃	67,422	(1,348)	—	66,074
開辦費用	2,295	6,387	—	8,682
可轉換債券	(196)	74	61	(61)
	64,618	771	61	65,450

本公司	2003年1月1日結餘 人民幣千元	在利潤表內確認 人民幣千元	確認為股東權益（註釋26） 人民幣千元	2003年12月31日結餘 人民幣千元
非流動				
在建工程	(4,903)	(4,342)	—	(9,245)
預付租賃	67,360	(1,497)	—	65,863
可轉換債券	(196)	74	61	(61)
	62,261	(5,765)	61	56,557

7 所得稅（續）

(b) 資產負債表內的所得稅

	本集團及本公司	
	2003	2002
	人民幣千元	人民幣千元
本年度中國所得稅準備	**320,204**	257,411
以往年度中國所得稅準備結餘	**48,748**	126,861
本年度已付稅款	**(392,019)**	(335,524)
(可收回) / 應付所得稅	**(23,067)**	48,748

(c) 遞延稅項

(i) 遞延稅項資產及 (負債) 由以下項目組成：

	資產		負債		淨額	
	2003	2002	**2003**	2002	**2003**	2002
本集團	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
非流動						
在建工程	—	—	**(9,245)**	(4,903)	**(9,245)**	(4,903)
預付租賃	**66,074**	67,422	—	—	**66,074**	67,422
開辦費用	**8,682**	2,295	—	—	**8,682**	2,295
可轉換債券	—	—	**(61)**	(196)	**(61)**	(196)
稅項資產 / (負債)	**74,756**	69,717	**(9,306)**	(5,099)	**65,450**	64,618
抵銷稅項	**(9,306)**	(5,099)	**9,306**	5,099	—	—
稅項淨資產	**65,450**	64,618	—	—	**65,450**	64,618

	資產		負債		淨額	
	2003	2002	**2003**	2002	**2003**	2002
本公司	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
非流動						
在建工程	—	—	**(9,245)**	(4,903)	**(9,245)**	(4,903)
預付租賃	**65,863**	67,360	—	—	**65,863**	67,360
可轉換債券	—	—	**(61)**	(196)	**(61)**	(196)
稅項資產 / (負債)	**65,863**	67,360	**(9,306)**	(5,099)	**56,557**	62,261
抵銷稅項	**(9,306)**	(5,099)	**9,306**	5,099	—	—
稅項淨資產	**56,557**	62,261	—	—	**56,557**	62,261

7 所得稅

(a) 綜合利潤表中的所得稅

	2003 人民幣千元	2002 人民幣千元
即期稅項支出		
本年度	**320,204**	257,411
遞延稅項支出		
臨時差額的產生與沖回（註釋7 (c)）	**(771)**	1,755
綜合利潤表內的所得稅總額	**319,433**	259,166

本年度中國所得稅準備是根據按中國相關所得稅法規所釐定，本年度的估計應稅利潤，以33%（二零零二年：33%）的稅率計算。

按本公司適用稅率計算的所得稅與本年度實際稅項支出的調節如下：

	2003 人民幣千元	2002 人民幣千元
稅前正常業務利潤	**1,752,435**	857,482
按本公司所得稅率33% 計算的預計中國所得稅稅金	**578,304**	282,969
免稅收入	**(656)**	—
不可扣稅支出	**28,002**	30,420
額外扣減*	**(67,236)**	(54,223)
稅項撥回*	**(218,981)**	—
	319,433	259,166

* 根據相關的中國稅務法規，本公司可就50% 的認可研究及開發費用享有額外稅務扣減，並可就購入於國內生產並用作提升技術用途的設備申請稅項撥回。

6 稅前正常業務利潤(續)

稅前正常業務利潤已扣除/(計入)下列各項:(續)

		2003 人民幣千元	2002 人民幣千元
(b)	其他項目:		
	存貨成本#	**12,205,920**	9,480,916
	員工費用		
	一薪金及工資、福利和其他成本#	**198,875**	185,596
	一界定供款計劃供款#	**50,996**	60,069
	員工費用總額	**249,871**	245,665
	核數師酬金	**3,710**	3,756
	折舊#	**543,941**	436,167
	預付租賃攤銷	**3,517**	2,758
	維修保養#	**259,887**	179,136
	研究及開發費用	**10,970**	13,027
	處置物業、廠房及設備損失	**61,626**	25,202

存貨成本包括與薪金及工資、福利和其他成本、界定供款計劃供款、折舊,以及維修保養有關的人民幣784,896,000元(二零零二年:人民幣603,336,000元)。有關數額亦已記入上表分別列示的各類開支總額中。

4 營業額

營業額是指扣除退貨、商業折扣、增值稅及銷售附加稅的準備後，已售貨品的淨發票金額總額。本集團所從事的業務均在中國境內進行。

5 其他營業收入

	2003 **人民幣千元**	2002 人民幣千元
包裝物料收入	**4,857**	6,759
銷售廢鋼收入	**30,628**	23,096
其他	**2,010**	1,102
	37,495	30,957

6 稅前正常業務利潤

稅前正常業務利潤已扣除／(計入）下列各項：

	2003 **人民幣千元**	2002 人民幣千元
(a) 淨財務成本：		
利息及其他借貸成本	**117,636**	46,555
減：資本化為在建工程*	**(100,203)**	(35,982)
淨利息費用	**17,433**	10,573
淨匯兑差額	**705**	(19,938)
減：資本化為在建工程	**1,033**	19,918
淨匯兑虧損／(收益)	**1,738**	(20)
利息收入	**(21,203)**	(6,275)
銀行費用	**1,739**	1,819
	(293)	6,097

* 借貸成本按每年5.51% (二零零二年：4.88%) 的平均比率資本化為在建工程。

2 主要會計政策（續）

(v) 股利

股利在已宣布或已批准派發期間確認為負債。

(w) 外幣換算

年度內的外幣交易按交易當日的匯率換算為人民幣。

以外幣為單位的貨幣性資產及負債則按結算日的匯率換算為人民幣。

除合資格資本化為在建工程的外幣匯兑差額以外，其他外幣匯兑差額均撥入利潤表內處理（見會計政策f）。

(x) 對沖確認承擔及預測交易

若以金融工具對沖確認承擔或很有可能達成的預測交易所產生的現金流量變動，該金融工具所產生的任何損益的有效部分將直接確認為權益。當確認承擔或預測交易最終導致某項資產或負債的確認，其相關的累積損益應從權益中除去，並計入該項資產或負債的起始價值。否則，累積損益應從權益中除去，並在對沖交易進行的同時在利潤表內確認。任何損益的無效部分應立即在利潤表內確認。衍生金融工具時間價值的變動所產生的任何損益並不被考慮作衡量對沖活動的效益，並即時在利潤表內確認。

(y) 關連人士

就本財務報表而言，如果本集團能夠直接或間接監控另一方人士或對另一方人士的財務及經營決策發揮重大的影響力，或另一方人士能夠直接或間接監控本集團或對本集團的財務及經營決策發揮重大的影響力，或本集團與另一方人士均受制於共同的監控或共同的重要影響下，有關人士即被視為本集團的關連人士。關連人士可以是個人或其他公司。

3 分部匯報

由於本集團的利潤主要來自在國內生產與銷售鋼材，因此並沒有編製分部報告。

2 主要會計政策（續）

(s) 所得稅（續）

遞延稅項資產只會在未來應課稅溢利有可能用作抵銷有關遞延稅項資產時才確認。遞延稅項資產會減記至有關稅務利益不可能再變現的程度。

預期可用作抵銷未來應稅利潤的虧損稅值，會在適當程度上抵銷在相同法定納稅單位及司法管轄區內的遞延稅項負債，但不得用以抵銷另一法定納稅單位的應稅利潤。

(t) 減值損失

除應收賬款及其他應收款 (見會計政策k) 、存貨 (見會計政策i) 及遞延稅項資產 (見會計政策s) 以外，本集團資產的賬面值會在每個結算日予以審閱，以釐定是否有任何減值迹象。如有減值迹象，則需估計資產的可收回數額。如資產或其產生現金的單位的賬面值超過其可收回數額，便須確認減值損失。減值損失會在利潤表內確認。

(i) 可收回數額的計算

資產的可收回數額以其售價淨額和使用價值兩者中的較高數額為準。在評估使用價值時，會利用除稅前貼現率將估計未來現金流量貼現至現值。該貼現率須能反映市場當時所評估的金錢時間值和資產的獨有風險。如果資產不能產生實質上獨立的現金流入，則可收回數額按資產所屬的產生現金單位釐定。

(ii) 減值損失的逆轉

假如釐定可收回數額的估計出現有利變動，減值損失便會逆轉。

減值損失的沖回只限於在進行有關逆轉後，賬面值不超過該資產在沒有確認減值損失時的原有賬面值減折舊或攤銷後得出的價值。所逆轉的減值損失在確認逆轉的年度內撥入利潤表。

(u) 退休福利

界定退休金計劃的供款在產生時於利潤表內確認為支出。詳情載於註釋31。

2 主要會計政策（續）

(o) 收入確認

銷售收入在所有權益的重大風險及回報轉移給買方時在利潤表內確認。假如在收回到期價款，相關成本或退貨的可能性方面存在重大的不明朗因素或是未能可靠地計量交易的收入或已產生或將會產生的成本時，便不會確認收入。

(p) 淨財務收入 / 成本

淨財務收入 / 成本額包括在利潤表內確認的應付借款利息、應收銀行存款利息、匯兑損益及對沖工具的損益 (見會計政策w)。

利息收入是在產生時考慮資產的實際收益而確認。

除直接用作收購、建設或生產需要相當長時間才可以投入預定用途的資產的借貸成本予以資本化外，借貸成本均在產生時作為財務成本淨額 / 財務收入列支。

(q) 維修保養費用

維修保養費用 (包括大修成本) 在產生時列支。

(r) 研究及開發費用

研究及開發費用包括直接屬於研究及開發活動，或可按合理基準分配至這些活動的所有費用。鑑於本集團的研究及開發活動的性質，並無任何開發費用符合將之確認為資產的準則，故研究及開發費用均在產生的期間確認為支出。

(s) 所得稅

按本年度利潤或虧損計算的所得稅包括即期稅項及遞延稅項。除卻與直接確認為股東權益的項目有關的所得稅是在股東權益賬內確認外，所得稅均在利潤表內確認。

即期稅項是根據本年度應稅所得以在結算日施行或實質上施行的稅率計算的預計應付稅項，以及就以往年度應付稅項作出的任何調整。

遞延稅項是按負債法計算，就資產與負債在作出財務匯報時的賬面值與計稅所用的數額之間的臨時差異計提準備，所提撥的遞延稅項數額是根據把資產和負債的賬面值變現或結算的預期情況，以在結算日施行或實質上施行的稅率計算。

2 主要會計政策（續）

(l) 可轉換債券

如已發行股份的數量不會隨公允價值的變動而改變，則可供持有人轉為股本的可轉換債券是作為包含負債和權益兩部分的複合金融工具列賬。

可轉換債券的負債部分按未來利息和本金的現值計算，而未來利息和本金的現值是以無轉換權的同類負債所適用的市場利率貼現計算。負債部分在扣除未攤銷交易成本及未攤銷可轉換債券貼現後列賬 (見下文)。

權益部分按發行所得款項超過負債部分計算。

發行可轉換債券所產生的交易成本按發行所得款項的分配比例計算債券各組成部分的應佔交易成本。

可轉換債券貼現是指上文所述之權益，並用作抵銷負債部分的數額，可轉換債券貼現按實際利息法攤銷為利息支出，直至債券換股或到期為止。

負債部分的應佔交易成本按實際利息法攤銷為利息支出，直至債券換股或到期為止。

債券換股時，負債部分、已沒收應計利息及有關的權益部分將構成發行股份的價款。

(m) 應付賬款及其他應付款

應付賬款及其他應付款按成本列賬。

(n) 準備及或然負債

如本集團須就過往的事項承擔法律責任或推定責任，而且很可能需要為履行有關責任而導致經濟效益流失，並可作出可靠的估計，便須就不肯定時間或數額的負債在資產負債表內確認準備。如果金錢時間值較大，則按預計履行責任所需開支的現值計列準備。

倘若不大可能涉及經濟效益的流失，或是無法對有關數額作出可靠的估計，便會將負債披露為或然負債；但如流失經濟效益的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的可能責任，亦會披露為或然負債；但如流失經濟效益的可能性極低則除外。

2 主要會計政策（續）

(g) 無形資產

本集團購入的無形資產按成本減去累計攤銷 (見下文) 及減值損失 (見會計政策t) 後列賬。

資本化無形資產的其後開支只會在令相關的特定資產所產生的未來經濟效益增加時予以資本化。所有其他開支均在產生時列支。

攤銷是在預計可用年限十二年內以直線法計入利潤表。

(h) 預付租賃

預付租賃是指向中國土地管理部門支付的土地使用權金額。土地使用權按成本入賬，並按相關租賃期以直線法攤銷。

(i) 存貨

除備品備件及工具外，存貨按成本及可變現淨值之較低者計價列賬。

成本包括按加權平均成本法計算的採購成本，倘屬在製品及製成品，則包括直接人工及適當比例的生產經常費用。可變現淨值是指扣除估計完工所需成本及估計銷售所需費用後，在日常業務中出售該項目之銷售所得款項。

備品備件及工具按成本扣除陳舊準備列賬。

(j) 現金等價物

現金等價物包括由存入日起計三個月內到期的定期存款。現金等價物以與公允價值相若的成本列賬。

(k) 應收賬款及其他應收款

應收賬款及其他應收款以成本扣除呆賬準備後列賬。呆賬準備在董事會於結算日評估收回這些賬款的可能性後計提。

2 主要會計政策（續）

(e) 物業、廠房及設備

(i) 物業、廠房及設備以成本或估值 (見註釋12(d)) 減累計折舊 (見下文) 和減值損失 (見會計政策t) 列賬。資產的成本包括採購價及任何將資產變成可用狀態及運往現址作擬定用途的直接應佔成本。資產投入使用後所產生的費用，只會在其使物業、廠房及設備所包含的未來經濟效益增加時才會予以資本化。所有其他費用會在產生時記入該期間的利潤表。

(ii) 報廢或出售物業、廠房及設備所產生的損益是以資產的出售所得淨額與賬面值之間的差額釐定，並在報廢或出售當日在利潤表內確認為收入或支出。

(iii) 折舊是根據下列資產的預計可使用年限，在扣除估計殘值後以直線法沖銷其成本或估值 (如適當) 計提準備：

建築物	10年至40年
廠房、機器及設備	5年至20年
運輸車輛及其他相關設備	4年至15年

(f) 在建工程

在建工程是指興建中和待安裝的建築物、各類廠房及設備，並按成本減減值損失 (見會計政策t) 列賬。成本包括直接建築成本、利息費用、在建期間被視為利息費用調整及相關借入資金的匯兑差額，以及其他指定金融工具的匯兑差額 (見會計政策w) 。

在資產大致可作擬定用途時，這些成本便會停止資本化，在建工程亦會轉入物業、廠房及設備項內。

在建工程不計提折舊準備。

2 主要會計政策（續）

(c) 合併基準

(i) 聯營公司

聯營公司是指本集團對其財務及經營政策方面的決策有重大影響但並非控制的公司。綜合財務報表是按權益法估聯營公司可確認的利潤及虧損，由本集團對該聯營公司有重大的影響開始當日至停止當日。當本集團分擔聯營公司的虧損大於本集團投資於聯營公司的賬面值，該投資的賬面值會減至零；除非另外有承擔協議，本集團將停止繼續分擔聯營公司的虧損。

(ii) 合營公司

合營公司是指本集團根據合約安排，可共同控制其運作的企業。綜合財務報表載有本集團由共同控制開始當日起至共同控制結束當日止，各合營公司所佔按相似性質劃分的資產、負債及收入與支出項目。

(iii) 綜合賬項時抵銷的交易

集團內部往來的餘額和集團內部交易及其產生的未變現利潤，均在編製綜合財務報表時抵銷。抵銷與聯營公司及合營公司進行交易所產生的未變現利潤以本集團在該公司的權益為限。未變現虧損的抵銷方法與未變現利潤相同，但抵銷額只限於沒有證據顯示已出現減值。

(d) 投資

於聯營公司或合營公司的投資是按權益法記入本公司的資產負債表，並且先以成本入賬，然後就本公司佔該聯營公司或合營公司淨資產在收購後的變動作出調整。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或該公司是長期在嚴格限制條件下經營，以致其向本公司轉移資金的能力嚴重受損，則這些投資會按公允價值入賬。公允價值的變動於產生時在利潤表確認。

抵銷與聯營公司及合營公司進行交易所產生的未變現利潤以本集團在該公司的權益為限。與聯營公司及合營公司進行交易所產生的未變現利潤會抵銷於聯營公司或合營公司的投資。未變現虧損的抵銷方法與未變現利潤相同，但抵銷額只限於沒有證據顯示已出現減值。

1 公司背景

鞍鋼新軋鋼股份有限公司(「本公司」)於一九九七年五月八日在中華人民共和國(「中國」)成立為股份有限公司。本公司及合營公司(「本集團」)的主要業務為生產及銷售冷軋薄板、線材、厚板、大型鋼材及鋼坯。

2 主要會計政策

(a) 遵例聲明

本集團的財務報表已按照國際會計準則委員會所頒布的《國際財務報告準則》編製。國際財務報告準則包括《國際會計準則》及相關解釋。

本財務報表同時符合香港《公司條例》的披露要求,以及適用的《香港聯合交易所有限公司證券上市規則》的披露規定(「上市規則」)。

以下是本集團採用的主要會計政策概要。

本公司亦編製符合中國會計準則的財務報表。根據《國際財務報告準則》及中國會計準則編製的本集團和本公司淨利潤及股東權益的調節表載於第156頁至第157頁。

(b) 編製基準

本財務報表以人民幣千元為單位列示。除部分物業、廠房及設備按賬面值入賬外(見註釋 12(d)),財務報表以歷史成本基準編製。本集團貫徹採用以往年度相同的會計政策。

根據《國際財務報告準則》,管理層在編製財務報表時需要作出估計和假設,這些估計和假設會影響於財務報表的截止日資產及負債的匯報數額和或有資產及負債披露以及報告期間的收入和支出的匯報數額。實際業績可能有別於這些估計。

	註釋	2003 人民幣千元	2002 人民幣千元
經營活動			
經營活動現金流量	28	**2,172,745**	2,395,159
已收利息		**21,014**	6,201
已付利息		**(117,920)**	(45,992)
已付所得税		**(392,019)**	(335,524)
經營活動現金流量淨額		**1,683,820**	2,019,844
投資活動			
資本開支		**(1,256,876)**	(1,856,930)
處置物業、廠房及設備所得款項		**1,593**	195
投資聯營公司		**(14,400)**	—
三個月後到期的定期存款(增加)/減少額		**(290,000)**	50,000
投資活動現金流量淨額		**(1,559,683)**	(1,806,735)
融資活動			
已付股利		**(296,149)**	(236,705)
償還最終控股公司貸款		—	(120,000)
借貸所得現金		**975,000**	1,228,000
償還銀行貸款		**(190,000)**	(100,000)
贖回可轉換債券		**(1)**	(1)
融資活動現金流量淨額		**488,850**	771,294
現金及現金等價物增加淨額		**612,987**	984,403
1月1日的現金及現金等價物		**1,702,051**	711,229
所持現金的匯率變動影響		**1,938**	6,419
12月31日的現金及現金等價物	21	**2,316,976**	1,702,051

第121頁至第155頁的註釋為本財務報表組成部分。

綜合股東權益變動表

截至二零零三年十二月三十一日止年度
(按照《國際財務報告準則》編製)
(以人民幣千元列示)

	註釋	股本 人民幣千元	股本溢價 人民幣千元	儲備 人民幣千元	留存利潤 人民幣千元	合計 人民幣千元
2002						
2002年1月1日		2,957,935	3,046,099	214,625	1,085,083	7,303,742
年度淨利潤		—	—	—	598,316	598,316
年度轉撥		—	—	118,918	(118,918)	—
可轉換債券轉股	25	2,939	6,653	(922)	—	8,670
末期股利 - 2001年	9(b)	—	—	—	(236,705)	(236,705)
沖回有關可轉換債券的遞延税項		—	—	232	—	232
2002年12月31日		2,960,874	3,052,752	332,853	1,327,776	7,674,255
2003						
2003年1月1日		2,960,874	3,052,752	332,853	1,327,776	7,674,255
年度淨利潤		—	—	—	1,433,002	1,433,002
年度擬轉撥		—	—	286,516	(286,516)	—
可轉換債券轉股	25	1,435	3,168	(387)	—	4,216
末期股利 - 2002年	9(b)	—	—	—	(296,149)	(296,149)
沖回有關可轉換債券的遞延税項	7(c)	—	—	61	—	61
2003年12月31日		2,962,309	3,055,920	619,043	2,178,113	8,815,385

第121頁至第155頁的註釋為本財務報表組成部分。

	註釋	2003 人民幣千元	2002 人民幣千元
承前總資產減流動負債		**10,483,654**	9,146,519
非流動負債			
可轉換債券	23	**5,269**	9,264
銀行貸款	24	**1,663,000**	1,463,000
		1,668,269	1,472,264
淨資產		**8,815,385**	7,674,255
股東權益			
股本	25	**2,962,309**	2,960,874
股本溢價		**3,055,920**	3,052,752
儲備	26	**619,043**	332,853
留存利潤		**2,178,113**	1,327,776
		8,815,385	7,674,255

經董事會於二零零四年四月十六日核准及授權發表。

楊華	**付吉會**
副董事長	*董事*

第121頁至第155頁的註釋為本財務報表組成部分。

資產負債表

二零零三年十二月三十一日
(按照《國際財務報告準則》編製)
(以人民幣千元列示)

	註釋	2003 **人民幣千元**	2002 人民幣千元
非流動資產			
物業、廠房及設備	12	**6,439,245**	4,228,153
在建工程	14	**670,914**	2,097,302
預付租賃	15	**276,467**	126,836
合營公司權益	16	**234,256**	243,519
於聯營公司的投資	17	**14,406**	—
遞延税項資產	7(c)	**56,557**	62,261
		7,691,845	6,758,071
流動資產			
存貨	18	**1,406,410**	1,217,049
應收同系子公司款	30(c)	**487,550**	643,698
應收賬款	19	**2,182,561**	1,811,534
預付款、訂金及其他應收款		**100,299**	93,066
可收回所得税	7(b)	**23,067**	—
銀行存款	20	**290,000**	—
現金及現金等價物	21	**2,290,613**	1,675,586
		6,780,500	5,440,933
流動負債			
應付賬款	22	**1,454,056**	1,750,785
應付所得税	7(b)	—	48,748
應付最終控股公司款	30(b)	**881**	—
應付同系子公司款	30(c)	**810,446**	205,022
其他應付款		**1,323,308**	1,047,930
短期銀行貸款	24	**400,000**	—
		3,988,691	3,052,485
淨流動資產		**2,791,809**	2,388,448
總資產減流動負債結轉		**10,483,654**	9,146,519

	註釋	2003 人民幣千元	2002 人民幣千元
承前總資產減流動負債		**10,713,387**	9,146,519
非流動負債			
可轉換債券	23	**5,269**	9,264
銀行貸款	24	**1,892,733**	1,463,000
		1,898,002	1,472,264
淨資產		**8,815,385**	7,674,255
股東權益			
股本	25	**2,962,309**	2,960,874
股本溢價		**3,055,920**	3,052,752
儲備	26	**619,043**	332,853
留存利潤		**2,178,113**	1,327,776
		8,815,385	7,674,255

經董事會於二零零四年四月十六日核准及授權發表。

楊華	**付吉會**
副董事長	*董事*

第121頁至第155頁的註釋為本財務報表組成部分。

綜合資產負債表

二零零三年十二月三十一日
（按照《國際財務報告準則》編製）
（以人民幣千元列示）

	註釋	2003 人民幣千元	2002 人民幣千元
非流動資產			
物業、廠房及設備	12	**6,456,682**	4,235,362
無形資產	13	**12,819**	—
在建工程	14	**1,122,923**	2,327,558
預付租賃	15	**298,176**	148,995
於聯營公司的投資	17	**14,406**	—
遞延税項資產	7(c)	**65,450**	64,618
		7,970,456	6,776,533
流動資產			
存貨	18	**1,440,283**	1,217,049
應收同系子公司款	30(c)	**487,550**	643,698
應收賬款	19	**2,182,561**	1,811,534
預付款、訂金及其他應收款		**134,781**	142,700
可收回所得税	7(b)	**23,067**	—
銀行存款	20	**290,000**	—
現金及現金等價物	21	**2,316,976**	1,702,051
		6,875,218	5,517,032
流動負債			
應付賬款	22	**1,454,056**	1,750,785
應付所得税	7(b)	—	48,748
應付最終控股公司款	30(b)	**881**	—
應付同系子公司款	30(c)	**812,505**	206,201
其他應付款		**1,444,578**	1,076,312
短期銀行貸款	24	**420,267**	65,000
		4,132,287	3,147,046
淨流動資產		**2,742,931**	2,369,986
總資產減流動負債結轉		**10,713,387**	9,146,519

綜合利潤表

截至二零零三年十二月三十一日止年度
(按照《國際財務報告準則》編製)
(以人民幣千元列示)

	註釋	2003 人民幣千元	2002 人民幣千元
營業額	4	**14,482,148**	10,746,477
成本		**(12,205,920)**	(9,480,916)
毛利		**2,276,228**	1,265,561
其他營業收入	5	**37,495**	30,957
分銷及其他營業費用		**(232,596)**	(185,530)
管理費用		**(328,991)**	(247,409)
營業利潤		**1,752,136**	863,579
淨財務收入/(成本)	6(a)	**293**	(6,097)
來自聯營公司的收入		**6**	—
稅前正常業務利潤	6	**1,752,435**	857,482
所得稅	7(a)	**(319,433)**	(259,166)
股東應佔利潤	10	**1,433,002**	598,316
年度股利:			
於結算日後擬派末期股利	9	**592,462**	296,087
每股盈利	11		
—基本		**人民幣0.484**	人民幣0.202
—攤薄		**人民幣0.484**	人民幣0.202

第121頁至第155頁的註釋為本財務報表組成部分。

KPMG

致鞍鋼新軋鋼股份有限公司各股東

(於中華人民共和國成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第114頁至第155頁按照國際會計準則委員會頒佈的《國際財務報告準則》所編製的財務報表。

董事及核數師的責任

貴公司董事須負責編製真實和公允的財務報表。在編製這些財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些財務報表提出獨立意見,並只向作為法人團體的股東報告。除此以外,我們的報告書不可用作其他用途。我們概不就本報告書的內容,對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事在編製財務報表時所作的主要估計及判斷,所釐定的會計政策是否適合貴公司及貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必須的資料及解釋為目標,使我們能獲得充分的憑證,就這些財務報表是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為,上述的財務報表均真實和公允地反映貴公司及貴集團於二零零三年十二月三十一日的財政狀況及貴集團截至該日止年度的利潤和現金流量,並已按照國際會計準則委員會所頒布的《國際財務報告準則》及香港《公司條例》的披露要求適當地編製。

畢馬威會計師事務所
執業會計師
中國香港,
二零零四年四月十六日

資產減值準備明細表

截至二零零三年十二月三十一日止年度
(按照《中國會計準則》編制)
(金額單位：人民幣千元)

		本集團/本公司			
		年初餘額	**本年增加數**	**本年沖銷**	**年末餘額**
		人民幣千元	***人民幣千元***	***人民幣千元***	***人民幣千元***
一.	壞帳準備合計	160	-	(157)	3
	其中：其他應收款	160	-	(157)	3
二.	存貨跌價準備合計	54,282	15,130	(5,816)	63,596
	其中：備品備件	54,282	-	(5,816)	48,466
	產成品	-	15,130	-	15,130

（金額單位：人民幣千元）

41. 承擔（續）

(b) 其他承擔

根據2002年10月22日本公司與中國銀行遼寧省分行簽署的資金支持協議，如果鞍蒂公司資金不足致使鞍蒂公司的興建不能完成、或鞍蒂公司在興建工程竣工後沒有足夠資金供其運營所需或償還貸款，本公司需向鞍蒂公司提供資金。

42. 資產負債表日後事項

(a) 新的投資項目

本公司於2004年3月9日與中國冶金建設集團公司、武漢鋼鐵（集團）公司、武漢市青山區國有資產經營有限公司和深圳國際信託投資有限責任公司共同簽署了《中冶南方工程技術有限公司出資協議書》。中冶南方工程技術有限公司（以下簡稱「中冶南方」）的主要業務為 工程技術諮詢服務及研究開發。

本公司已注資人民幣10,500千元以持有中冶南方7%權益。

(b) 購入土地使用權、廠房及建築物

根據2004年3月23日簽訂的協議，本公司向鞍鋼集團收購國內的部分土地使用權、廠房及建築物，總代價為人民幣62,206千元。

43. 上期比較數字

由於修訂了應付股利科目的會計政策，有關比較數字已作出調整；有關詳情載於註釋2會計政策變更和會計估計變更。

39. 關聯方及其交易（續）

(f) 應收及應付鞍鋼集團及所屬子公司及新鋼鐵款（續）

本公司與關聯方應收及應付餘額列示如下：

本公司	**2003年 12月31日 人民幣千元**	2002年 12月31日 人民幣千元
預付賬款	**543,545**	643,698
其他應收款	**200**	16,886
應付賬款	**(52,207)**	(73,730)
預收賬款	**(656,011)**	(111,552)
其他應付款	**(159,305)**	(19,740)

40. 退休保險及其他員工福利

根據鞍山市人民政府鞍政發[1998]28號文件規定，本公司在職職工養老保險的計提基數比例為25.5%。

根據大連市勞動局《關於貫徹<遼寧省完善城鎮企業職工基本養老保險制度實施辦法（試行）>的通知》（大勞險字[2001]73號）的要求，鞍蒂公司職工養老保險的計提比例為工資總額的19%。

41. 承擔

(a) 資本承擔

於12月31日，本集團/本公司的資本承擔如下：

	2003年12月31日		2002年12月31日	
	本集團 人民幣千元	**本公司 人民幣千元**	本集團 人民幣千元	本公司 人民幣千元
已訂合同				
一 生產線建設	**263,112**	**112,943**	771,467	662,353
一 技術轉讓費	**15,845**	**—**	20,780	—
已批准但未訂合同				
一 技術改造工程	**1,370,185**	**1,338,526**	2,635,629	2,396,003
	1,649,142	**1,451,469**	3,427,876	3,058,356

39. 關聯方及其交易（續）

(d) 本公司及鞍鋼集團與鞍蒂公司的關聯交易

(i) 本公司對鞍蒂公司的股權投資

本公司將其持有的鞍蒂公司50%股權質押給中國銀行，作為鞍蒂公司履行銀團貸款的協議義務的擔保。

根據2002年10月22日本公司與中國銀行遼寧省分行簽署的資金支持協議，如果鞍蒂公司資金不足致使鞍蒂公司的興建工程不能完成，或鞍蒂公司在興建工程竣工後沒有足夠資金供其運營所需或償還貸款，本公司將向鞍蒂公司提供資金支持，其最高義務限額為800萬美元，且自銀團貸款第10個本金償還日後，減至400萬美元。

(ii) 本公司對鞍蒂公司銷售產品

本公司本年度向合營公司-鞍蒂公司銷售產品實現銷售收入人民幣25,193千元。

(iii) 鞍鋼集團及所屬子公司向鞍蒂公司提供工程服務

鞍鋼集團所屬子公司按照與獨立第三方相類似的條件與定價原則承建鞍蒂公司的生產線。2003年度相關工程服務成本為人民幣20,928千元，其中人民幣10,464千元被合併在本集團的合併財務報表中。

(e) 本公司與鞍鋼瀋陽的關聯交易

(i) 本公司對鞍鋼瀋陽銷售產品

本公司本年度向聯營公司-鞍鋼瀋陽銷售產品實現銷售收入人民幣22,193千元。

(f) 應收及應付鞍鋼集團及所屬子公司及新鋼鐵款

本集團與關聯方應收及應付餘額列示如下：

本集團	**2003年 12月31日 人民幣千元**	2002年 12月31日 人民幣千元
預付賬款	**543,545**	643,698
其他應收款	**200**	16,886
應付賬款	**(52,207)**	(73,730)
預收賬款	**(656,011)**	(111,552)
其他應付款	**(161,364)**	(20,918)

(金額單位:人民幣千元)

39. 關聯方及其交易(續)

(c) 本公司與鞍鋼集團及所屬子公司及新鋼鐵的關聯交易詳情:(續)

(vi) 職工福利設施及其他服務

鞍鋼集團所屬子公司為本公司提供的職工福利設施及其他服務包括:鐵路與公路運輸、燃油與液化石油氣的採購代理、進口備品備件和出口產品代理、設備維修及一般保養與大修、設計和工程服務、產品品質測試與分析服務、為本公司職工宿舍供暖、與報紙、電話、傳真及其他媒介有關的服務及職員培訓服務。鞍鋼集團所屬子公司提供的上述服務按適用的國家定價、市場價格或者按成本向本公司收取費用。

(vii) 債券擔保

本公司於2000年3月15日發行五年期A股可轉換公司債券人民幣1,500,000千元,由鞍鋼集團提供擔保。

(viii) 貸款擔保

本公司於2003年12月31日向中國工商銀行和中國銀行的貸款金額共計人民幣2,063,000千元 (2002:人民幣1,463,000千元),由鞍鋼集團提供擔保。詳細情況請見註釋26。

(ix) 購買土地使用權及相關地上房屋

本公司於2003年1月14日與鞍鋼集團簽署了《轉讓協議》,據此本公司同意向鞍鋼集團收購其在中國擁有的部分土地使用權及相關地上房屋的所有權,購買價格為人民幣150,915千元。本公司已於2003年1月15日就上述交易做出公告。相關款項已於2003年2月21日全額支付。

(x) 鞍鋼瀋陽權益

本公司於2003年3月17日與兩間同系子公司簽署了關於設立鞍鋼瀋陽的合資合同。詳細情況請見註釋14。

39. 關聯方及其交易(續)

(c) 本公司與鞍鋼集團及所屬子公司及新鋼鐵的關聯交易詳情：

	2003年 人民幣千元	2002年 人民幣千元
銷售產品(扣除營業稅金及附加)	**1,837,745**	991,051
銷售廢料(扣除營業稅金及附加)	**253,966**	215,140
採購		
— 原材料	**9,856,095**	7,501,072
— 輔助材料及備品備件	**91,407**	79,646
燃料及動力供應	**306,557**	284,432
職工福利設施及其他服務	**289,184**	211,942

(i) 銷售產品

本公司向新鋼鐵及鞍鋼集團所屬子公司銷售鋼材產品。其價格不低於本公司與獨立第三方上一個月的銷售平均價。本公司本年度向新鋼鐵銷售產品中包含管坯銷售收入人民幣833,364千元(2002：人民幣571,917千元)。

(ii) 銷售廢料

本公司按向獨立客戶銷售的平均價格向新鋼鐵銷售廢料。

(iii) 採購原材料

新鋼鐵向本公司供應的原材料價格，是以不高於新鋼鐵向獨立第三方客戶上一個月出售的最低銷售價和中國五家獨立供應商就大批量原材料供應向本公司所報價格的平均值。

(iv) 輔助材料及備品備件

本公司的部分輔助材料及備品備件從新鋼鐵採購。採購價格為新鋼鐵向獨立第三方客戶收取的平均銷售價格。

(v) 燃料及動力供應

本公司按成本價向新鋼鐵採購工業用水、循環再用水、軟水、混合氣體、氧氣、氮氣、氬氣、氫氣、壓縮氣體及蒸汽形式的燃料及動力，但成本價的升幅不得超過上年度所收取相關成本價的5%。

38. 營業外支出

	本集團/本公司 2003年 人民幣千元	本集團/本公司 2002年 人民幣千元
固定資產清理支出	**63,219**	25,634
罰款支出	**42**	2,265
捐贈支出	**1,143**	—
其他	**—**	10
	64,404	27,909

39. 關聯方及其交易

(a) 存在控制關係的關聯方：

企業名稱	註冊地址	主營業務	與本企業關係	經濟性質	法定代表人
鞍鋼集團	遼寧省鞍山市鐵西區	生產及銷售鋼材、金屬製品、鑄鐵管、金屬結構等	母公司	全民	劉玠

2003年12月31日鞍鋼集團的註冊資本為人民幣10,794,160千元。鞍鋼集團在本公司投資比例佔本公司股本總額的44.53%。本年度內鞍鋼集團註冊資本沒有變化，其在本公司持股比例變化請參看本報告內的註釋28「股本」。

(b) 不存在控制關係的關聯方：

企業名稱	與本企業的關係
新鋼鐵	與本公司同為鞍鋼集團的子公司
鞍蒂公司	本公司的合營公司
鞍鋼瀋陽	本公司的聯營公司 與本公司同為鞍鋼集團的子公司

36. 財務費用/（收入）

	本集團 2003年 人民幣千元	本公司 2003年 人民幣千元	本集團 2002年 人民幣千元	本公司 2002年 人民幣千元
利息及借款費用	**117,414**	**107,551**	46,169	45,792
減：在建工程資本化金額	**(87,048)**	**(78,135)**	(27,671)	(27,294)
在開辦費中列支金額	**(950)**	**—**	—	—
淨利息費用	**29,416**	**29,416**	18,498	18,498
匯兑損益	**705**	**(1,690)**	(20,175)	(20,175)
減：在建工程資本化金額	**1,033**	**1,033**	19,918	19,918
在開辦費中列支金額	**(2,395)**	**—**	—	—
淨匯兑收益	**(657)**	**(657)**	(257)	(257)
利息收入	**(20,947)**	**(20,947)**	(6,201)	(6,201)
手續費	**1,686**	**1,686**	1,795	1,795
	9,498	**9,498**	13,835	13,835

利息收入的增加是由於本年銀行存款及定期存款平均餘額上升造成的。

37. 投資收益

	本集團/本公司 2003年 人民幣千元	本集團/本公司 2002年 人民幣千元
對聯營公司長期股權投資收益		
— 權益法	**6**	—

本集團投資收益彙回不存在重大限制。

34. 主營業務稅金及附加

	計繳標準	本集團/本公司 2003年 人民幣千元	本集團/本公司 2002年 人民幣千元
城市建設維護稅	繳納增值稅的7%	**24,556**	15,655
教育費附加及地方教育費	繳納增值稅的3%及1%	**14,032**	8,945
		38,588	24,600

35. 其他業務利潤

	本集團/本公司 2003年 人民幣千元	本集團/本公司 2002年 人民幣千元
包裝物利潤	**4,857**	6,759
廢鋼	**30,628**	23,096
其他	**1,206**	415
	36,691	30,270

32. 主營業務收入

	本集團/本公司 2003年 *人民幣千元*	本集團/本公司 2002年 *人民幣千元*
綫材	**1,727,071**	1,653,465
厚板	**2,768,789**	2,309,085
冷軋薄板	**6,233,339**	4,302,645
大型材	**2,976,174**	2,198,228
鋼坯	**815,363**	307,654
	14,520,736	10,771,077

截至2003年12月31日，本集團向前五名客戶銷售總額為人民幣4,221,237千元（2002：人民幣1,831,000千元），佔本集團全部銷售收入的29%（2002：17%）。

本集團2003年度銷售收入較上年度有所增加，主要原因是本公司銷售量增加及改善產品銷售結構和產品價格增加。

33. 主營業務成本

	本集團/本公司 2003年 *人民幣千元*	本集團/本公司 2002年 *人民幣千元*
綫材	**1,476,719**	1,575,276
厚板	**1,964,154**	2,066,566
冷軋薄板	**5,515,117**	3,837,017
大型材	**2,483,080**	1,701,935
鋼坯	**744,026**	293,003
	12,183,096	9,473,797

本集團主營業務成本是指鋼材產品銷售業務所發生的成本。

30. 盈餘公積

	本集團/本公司		
	2003年 1月1日 *人民幣千元*	**本年利潤分配 *人民幣千元***	**2003年 12月31日 *人民幣千元***
法定盈餘公積	242,039	143,258	385,297
法定公益金	242,039	143,258	385,297
	484,078	286,516	770,594

本公司董事會於2004年4月16日批准按本公司税後利潤的10%計提法定盈餘公積，直至該公積金結餘等於註冊資本的50%；同時按税後利潤的10%提取法定公益金。

31. 未分配利潤

	本集團/本公司 2003年 12月31日 *人民幣千元*	本集團/本公司 2002年 12月31日 *人民幣千元*
年初未分配利潤	**1,281,803**	1,042,838
加：本年利潤	**1,432,579**	594,588
減：提取盈餘公積	**(286,516)**	(118,918)
股利分配	**(296,087)**	(236,635)
股利餘額	**(62)**	(70)
年末未分配利潤	**2,131,717**	1,281,803

股東大會於2003年5月23日批准本公司向普通股股東派發現金股利，每股人民幣0.1元 (2002：每股人民幣0.08元)，共人民幣296,087千元 (2002：人民幣236,635千元)。

2002年擬派股利共人民幣296,087千元，實際分派共計人民幣296,149千元。

董事會於2004年4月16日提議本公司向普通股股東派發現金股利每股人民幣0.2元 (2002：每股人民幣0.1元)。

28. 股本

	本公司	
發行及實收資本	**2003年 12月31日 人民幣千元**	2002年 12月31日 人民幣千元
未上市流通股份		
1,319,000,000股國有法人股份 每股面值人民幣1元	**1,319,000**	1,319,000
已上市流通股份		
人民幣普通股(「A股」) 每股面值人民幣1元 於年初已發行751,873,679股 (2002:748,935,149股)	**751,874**	748,935
可轉換公司債券增發1,434,973股 (2002:2,938,530股)	**1,435**	2,939
於年末已發行753,308,652股 (2002:751,873,679股)	**753,309**	751,874
境外上市的外資股(「H股」)890,000,000股 每股面值人民幣1元	**890,000**	890,000
	1,643,309	1,641,874
	2,962,309	2,960,874

本公司所有國有法人股、A股及H股在各重大方面均享有同等權利。

29. 資本公積

本公司	**2003年 1月1日 人民幣千元**	**本年增加 人民幣千元**	**2003年 12月31日 人民幣千元**
淨資產折股	709,817	—	709,817
用水用電權沖回	(122,733)	—	(122,733)
H股溢價收入減發行費用	594,722	—	594,722
A股溢價收入減發行費用	848,222	—	848,222
A股可轉換公司債券轉股增加	1,048,500	2,966	1,051,466
不用支付的應付賬款	165	1,913	2,078
接受固定資產捐贈	—	76	76
	3,078,693	4,955	3,083,648

(金額單位：人民幣千元)

26. 借款(續)

本公司銀行借款主要用於技術革新及設備改造項目，由鞍鋼集團提供擔保。

鞍蒂公司於2002年10月簽署了由中國銀行安排的銀團貸款協議(以下簡稱「《貸款協議》」)。借款總額為人民幣10.8億元，借款用於建設鞍蒂公司生產線。鞍蒂公司將土地使用權、在建工程、房屋建築物和機器設備抵押給中國銀行，於2003年12月31日其總價值為人民幣1,015,752千元(2002：人民幣519,248千元)。

本公司將其持有的鞍蒂公司50%股權質押給中國銀行，作為鞍蒂公司履行在《貸款協議》項下義務的擔保。

截至2003年12月31日，鞍蒂公司已在上述銀團貸款中提取了人民幣500,000千元(2002：人民幣0千元)。

上述餘額中無應付其他持有本公司5%或以上股份的股東借款。

(註1)： 此項貸款的還款期間為2004年6月28日至2014年12月20日之間。

(註2)： 本集團的借款利率將依據中國人民銀行的基準貸款利率的浮動而調整。

27. 應付債券

本公司於2000年3月15日在深圳證券交易所發行可轉換公司債券總金額計人民幣1,500,000千元，由鞍鋼集團提供擔保。轉換期為2000年9月14日至2005年3月13日，可轉換債券持有人可以3.3元轉換1股面值1元的A股。自2001年6月22日，轉換價格修改為每股3.21元。自2002年7月4日，轉換價格修改為每股3.13元。自2003年6月11日，轉換價格再次修改為每股3.03元。如果所有可轉換債券都轉換成股票，將增加A股455,108,652股。

本公司於每年3月14日支付以年利率1.2%計算的可轉換債券利息。

截至2003年12月31日，本公司A股可轉換債券已有人民幣1,494,546千元已轉換A股股票453,308,652股，已轉換債券面值大於股票面值部分及已計提利息費用人民幣10,251千元增加資本公積人民幣1,051,466千元。對債券面額不足1股股份的部分支付現金人民幣22千元。

26. 借款(續)

1年內到期的長期借款利率及還款日期

銀行	還款日期 (註1)	年利率 (註2)	抵押擔保	本集團 2003年 12月31日 人民幣千元	本公司 2003年 12月31日 人民幣千元	本集團/本公司 2002年 12月31日 人民幣千元
中國工商銀行	2004年	5.49%	擔保	**300,000**	**300,000**	—
中國銀行	2004年	5.49%	擔保	**100,000**	**100,000**	—
中國銀行	2004年	5.76%	抵押	**20,267**	**—**	—
				420,267	**400,000**	—

長期借款利率及還款日期

銀行	還款日期 (註1)	年利率 (註2)	抵押擔保	本集團 2003年 12月31日 人民幣千元	本公司 2003年 12月31日 人民幣千元	本集團/本公司 2002年 12月31日 人民幣千元
中國工商銀行	2004年	5.49%	擔保	**—**	**—**	300,000
中國工商銀行	2005年	5.49%	擔保	**63,000**	**63,000**	63,000
中國銀行	2005年	5.49%	擔保	**1,000,000**	**1,000,000**	1,100,000
中國銀行	2006年	5.49%	擔保	**600,000**	**600,000**	—
中國銀行	2005至2014年	5.76%	抵押	**229,733**	**—**	—
				1,892,733	**1,663,000**	1,463,000

25. 其他應付款(續)

本公司	2003年 12月31日 人民幣千元	2002年 12月31日 人民幣千元
工程款	**242,792**	35,877
運費	**10,937**	14,159
鋼架押金	**17,094**	18,418
養老醫療及失業保險	**2,200**	4,143
代扣代繳税金	**1,687**	2,203
職工教育基金	**5,346**	3,751
教育費附加	**1,259**	1,274
其他	**9,927**	11,011
	291,242	90,836

本集團其他應付款餘額中包括應付國貿公司及其他鞍鋼集團子公司的工程款及其他服務費為人民幣161,332千元。同時包括應付鞍鋼集團工程款人民幣32千元。

鞍鋼集團為持有本公司5%或以上股份的股東。

於2003年12月31日，本集團並沒有個別重大賬齡超過3年的其他應付款。

26. 借款

	本集團 2003年 12月31日 人民幣千元	本公司 2003年 12月31日 人民幣千元	本集團/本公司 2002年 12月31日 人民幣千元
一年內到期的長期負債	**420,267**	**400,000**	—
長期借款	**1,892,733**	**1,663,000**	1,463,000
	2,313,000	**2,063,000**	1,463,000

22. 預收賬款

本年度預收賬款餘額較上年度有較大增長，主要原因是2003年下半年客戶對本集團產品訂貨量較上年同期有所增加。

於2003年12月31日本集團預收賬款餘額中分別含有預收國貿公司、新鋼鐵及其他鞍鋼集團所屬子公司的鋼材款人民幣397,731千元，人民幣23,962千元和人民幣234,223千元。同時，還含有預收鞍鋼集團鋼材款人民幣94千元。

於2003年12月31日，本集團並沒有個別重大賬齡超過1年的預收賬款。

鞍鋼集團為持本公司5%或以上股份的股東。

23. 應付工資

本集團的應付工資包括基本工資與效益工資兩部分。本年度本集團由於經營效益與上年相比有較大增加，使本集團2003年末應付工資餘額較上年有較大增加。於2003年12月31日本公司應付工資餘額中包含人民幣48,940千元績效工資將於2004年支付。

24. 應付福利費

本年度應付福利費餘額較2002年有所增長是由於本年工資費用增長使福利費餘額相應有所增長。

25. 其他應付款

本集團	**2003年 12月31日 人民幣千元**	2002年 12月31日 人民幣千元
工程款	**368,143**	52,671
運費	**10,937**	14,159
鋼架押金	**17,094**	18,418
德國蒂森代墊款	**—**	11,340
養老及失業保險	**2,200**	4,143
代扣代繳稅金	**1,687**	2,203
職工教育基金	**5,346**	3,751
教育費附加	**1,259**	1,274
其他	**10,920**	12,228
	417,586	120,187

20. 應付票據

應付票據的減少是由於本集團本年度材料採購多採用現金結算形成的。本集團應付票據主要是為原材料及備品備件採購開出的6個月內到期的銀行承兑匯票。

於2003年12月31日，本集團/公司應付票據前五名如下：

單位名稱	**欠款原因**	**金額** **人民幣千元**	**所佔應付票據比例** **%**
新鋼鐵	購貨款	1,000,000	79
黑龍江第一重工股份有限公司	購貨款	9,700	1
中國第一重型機械集團有限責任公司	購貨款	6,870	1
國貿公司	購貨款	5,894	1
唐鋼耐火材料公司	購貨款	5,583	—
		1,028,047	82

於2003年12月31日，本集團/公司應付票據前五名單位元的應付票據總額如下：

	2003年 **12月31日**	2002年 12月31日
金額（人民幣千元）	**1,028,047**	1,501,576
佔應付票據總額比例	**82%**	98%

應付票據餘額中無持本公司5%或以上股份的股東款項。

21. 應付賬款

本集團2003年12月31日應付賬款餘額中含有應付新鋼鐵原料款人民幣32,033千元，應付鞍鋼集團所屬子公司原料和維修費款人民幣19,419千元及應付鞍鋼集團公司維修費約人民幣755千元。

於2003年12月31日，本集團無賬齡超過3年的應付賬款。

鞍鋼集團為持本公司5%或以上股份的股東。

18. 長期待攤費用

	本集團 人民幣千元	本公司 人民幣千元
成本		
年初餘額	6,955	—
本年增加	19,355	—
本年減少	—	—
年末餘額	26,310	—
淨額		
年末餘額	26,310	—
年初餘額	6,955	—

長期待攤費用為鞍蒂公司的開辦費。截至2003年12月31日鞍蒂公司仍處於籌辦期。

19. 短期借款

	2003年12月31日			2002年12月31日		
本集團	**本金** **人民幣千元**	**年利率**	**信用/抵押/保證/質押**	本金 人民幣千元	年利率	信用/抵押/保證/質押
銀行借款	—			65,000	5.04%	信用

	2003年12月31日			2002年12月31日		
本公司	**本金**	**年利率**	**信用/抵押/保證/質押**	本金	年利率	信用/抵押/保證/質押
銀行借款	—			—		

上述餘額中無應付持有本公司5%或以上股份的股東借款。

17. 無形資產（續）

本公司	土地使用權 人民幣千元	軟體 人民幣千元	合計 人民幣千元
成本			
年初餘額	354,200	—	354,200
本年增加	—	2,601	2,601
本年減少	—	—	—
年末餘額	354,200	2,601	356,801
減：累計攤銷			
年初餘額	35,534	—	35,534
本年增加	7,392	73	7,465
本年減少	—	—	—
年末餘額	42,926	73	42,999
減：減值準備			
年初餘額	—	—	—
本年增加	—	—	—
本年減少	—	—	—
年末餘額	—	—	—
淨額			
年末餘額	311,274	2,528	313,802
年初餘額	318,666	—	318,666

土地使用權包括鞍鋼集團投入人民幣226,800千元及自行購買人民幣127,400千元的土地使用權。土地使用權剩餘攤銷期限為44年。外購軟件費用按直線法在10年內攤銷。鞍蒂公司向德國蒂森購買使用年限為自其取得營業執照日起12年的專有技術。按直線法從開始使用起在剩餘年限內攤銷。

17. 無形資產

本集團	土地使用權 人民幣千元	軟體 人民幣千元	專有技術 人民幣千元	合計 人民幣千元
成本				
年初餘額	354,200	2,182	3,117	359,499
本年增加	—	8,949	9,702	18,651
本年減少	—	—	—	—
年末餘額	354,200	11,131	12,819	378,150
減：累計攤銷				
年初餘額	35,534	102	—	35,636
本年增加	7,392	127	—	7,519
本年減少	—	—	—	—
年末餘額	42,926	229	—	43,155
減：減值準備				
年初餘額	—	—	—	—
本年增加	—	—	—	—
本年減少	—	—	—	—
年末餘額	—	—	—	—
淨額				
年末餘額	311,274	10,902	12,819	334,995
年初餘額	318,666	2,080	3,117	323,863

16. 在建工程(續)

於2003年12月31日，本集團/本公司的主要在建工程列示如下：

工程項目	預算金額 人民幣千元	2003年1月1日餘額 人民幣千元	本年增加 人民幣千元	本年轉入固定資產 人民幣千元 (註釋15)	2003年12月31日餘額 人民幣千元	工程投入佔預算比例	資金來源	本年利息費用資本化金額 人民幣千元
冷軋廠系統改造	4,072,500	1,561,337	1,173,713	(2,130,671)	604,379	75%	募集資金及貸款	75,503
連鑄連軋及萬能軋機改造	600,000	302,027	93,445	(395,000)	472	99%	籌集資金及自有資金	—
厚板軋線改造	435,000	221,452	179,520	(345,000)	55,972	95%	自有資金及貸款	2,632
技術革新	211,640	9,916	111,399	(79,017)	42,298	25%	自有資金	—
本公司合計	5,319,140	2,094,732	1,558,077	(2,949,688)	703,121			78,135
大連鍍鋅生產線	748,602	264,059	243,330	(3,852)	503,537	90%	自有資金及貸款	8,913
本集團合計	6,067,742	2,358,791	1,801,407	(2,953,540)	1,206,658			87,048

本集團將部分在建工程抵押作為償還銀團借款的擔保。詳見註釋26。

16. 在建工程

在建工程包括尚未投產的建築物、廠房、機器及設備所產生的支出。

	金額		其中：利息費用資本化金額	
	本集團 人民幣千元	本公司 人民幣千元	本集團 人民幣千元	本公司 人民幣千元
成本				
年初餘額	2,358,791	2,094,732	38,410	38,033
本年增加	1,801,407	1,558,077	87,048	78,135
本年轉入固定資產(註釋15)	(2,953,540)	(2,949,688)	(54,313)	(54,313)
年末餘額	1,206,658	703,121	71,145	61,855
減：減值準備				
年初餘額	—	—		
本年增加	—	—		
本年減少	—	—		
本年沖銷	—	—		
年末餘額	—	—		
淨額				
年末餘額	1,206,658	703,121		
年初餘額	2,358,791	2,094,732		

本集團本年度用於確定借款利息資本化金額的資本化率為5.52% (2002：5.5%)。

15. 固定資產(續)

本公司	土地使用權 人民幣千元	房屋及建築物 人民幣千元	機器及設備 人民幣千元	其他 人民幣千元	合計 人民幣千元
成本：					
年初餘額	—	1,813,147	4,833,550	422,217	7,068,914
本年購入	—	5,373	758	125	6,256
在建工程轉入(註釋16)	164,987	576,640	1,988,220	219,841	2,949,688
重新分類	—	48,526	(48,942)	416	—
處理固定資產	—	(1,005)	(166,334)	(19,297)	(186,636)
年末餘額	164,987	2,442,681	6,607,252	623,302	9,838,222
累計折舊：					
年初餘額	—	537,485	1,915,465	387,811	2,840,761
本年計提折舊	210	104,749	412,290	26,158	543,407
重新分類	—	263	(272)	9	—
處理固定資產沖回折舊	—	(58)	(104,953)	(18,406)	(123,417)
年末餘額	210	642,439	2,222,530	395,572	3,260,751
賬面淨值：					
年末餘額	164,777	1,800,242	4,384,722	227,730	6,577,471
年初餘額	—	1,275,662	2,918,085	34,406	4,228,153

於2003年12月31日，本集團已提足折舊但仍繼續使用的固定資產賬面淨值為人民幣19,574千元(2002：人民幣18,050千元)。

本集團將部分固定資產抵押作為償還銀團借款的擔保。詳見註釋26。

15. 固定資產

本集團	土地使用權 人民幣千元	房屋及建築物 人民幣千元	機器及設備 人民幣千元	其他 人民幣千元	合計 人民幣千元
成本：					
年初餘額	—	1,813,147	4,833,550	424,443	7,071,140
本年購入	—	5,373	1,262	3,437	10,072
在建工程轉入（註釋16）	164,987	580,492	1,988,220	219,841	2,953,540
重新分類	—	48,526	(48,942)	416	—
處理固定資產	—	(1,005)	(166,334)	(19,297)	(186,636)
年末餘額	164,987	2,446,533	6,607,756	628,840	9,848,116
累計折舊：					
年初餘額	—	537,485	1,915,465	388,025	2,840,975
本年計提折舊	210	104,763	412,293	26,758	544,024
重新分類	—	263	(272)	9	—
處理固定資產沖回折舊	—	(58)	(104,953)	(18,406)	(123,417)
年末餘額	210	642,453	2,222,533	396,386	3,261,582
賬面淨值：					
年末餘額	164,777	1,804,080	4,385,223	232,454	6,586,534
年初餘額	—	1,275,662	2,918,085	36,418	4,230,165

14. 長期股權投資(續)

於2003年12月31日，本集團/本公司的聯營公司投資列示如下：

被投資 單位名稱	佔被投資單位 股權的比例	投資 期限	初始 投資成本 人民幣千元
鞍鋼瀋陽	30%	50年	14,400

被投資單位名稱	年初餘額 人民幣千元	本年增加 人民幣千元	本年收益 人民幣千元	本年減少 人民幣千元	年末餘額 人民幣千元	減值準備 人民幣千元	賬面餘額 人民幣千元
鞍鋼瀋陽	—	14,400	6	—	14,406	—	14,406

本公司投資總額於2003年12月31日佔淨資產的比例為3% (2002：3%)。

14. 長期股權投資

	年初餘額 人民幣千元	本年增加數 人民幣千元	本年減少數 人民幣千元	年末餘額 人民幣千元
本集團				
聯營公司投資	—	14,406	—	14,406
減：投資減值準備	—	—	—	—
小計	—	14,406	—	14,406
合營公司投資	248,305	4,007	—	252,312
減：投資減值準備	—	—	—	—
小計	248,305	4,007	—	252,312
本公司				
合計	248,305	18,413	—	266,718

於2003年12月31日，本公司的合營公司投資列示如下：

被投資 單位名稱	佔被投資單位 股權的比例	投資 期限	初始 投資成本 人民幣千元
鞍蒂公司	50%	50年	248,305

本公司對鞍蒂公司的第一期投資已經大連衡平聯合會計師事務所審驗，並於2002年3月28日出具了驗資報告；第二期投資已經畢馬威華振會計師事務所審驗，並於2002年9月28日出具了驗資報告。截止2002年8月28日止，鞍蒂公司的註冊資本已按照公司章程的規定全部繳足。鞍蒂公司目前尚處於籌建期間。

根據本公司與中國銀行遼寧省分行2002年10月20日簽訂的《股權質押協議》，本公司將在鞍蒂公司中的全部股權質押給中國銀行遼寧省分行，作為按時、全額支付和清償鞍蒂公司對中國銀行遼寧省分行相關債務的連續擔保。詳細情況見註釋26。

12. 存貨(續)

存貨跌價準備	本集團/本公司 2003年 12月31日 人民幣千元	本集團/本公司 2002年 12月31日 人民幣千元
年初餘額	**54,282**	73,466
加：本年計提	**15,130**	—
減：本年轉回	**5,816**	19,184
年末餘額	**63,596**	54,282

以上存貨均為購買或自行生產形成。

	本集團/本公司 2003年 12月31日 人民幣千元	本集團/本公司 2002年 12月31日 人民幣千元
於產品銷售成本中確認的存貨成本	**12,183,096**	9,473,797

已計提存貨跌價準備的存貨的可變現淨值為人民幣36,391千元(2002：人民幣85,076千元)。

本集團2003年12月31日存貨餘額較上年有所增加，主要是由於2003年度原材料市場價格較上年度有較大提高及生產規模擴大造成的。

13. 待攤費用

	2003年 12月31日 人民幣千元	2002年 12月31日 人民幣千元
本公司		
一 取暖費	**—**	4,321
鞍帯公司		
一 軟件使用費及其他	**184**	213
本集團	**184**	4,534

本年度待攤費用較上年度下降是由於取暖費原由本集團在取暖季開始時支付在取暖季內攤銷改為在實際發生時直接記入當期費用。

11. 預付賬款(續)

本公司	**2003年 12月31日 人民幣千元**	2002年 12月31日 人民幣千元
新鋼鐵	**543,545**	632,463
鞍鋼集團所屬子公司	**—**	11,235
	543,545	643,698
預付備品備件	**50,417**	32,510
	593,962	676,208

預付賬款餘額中無持本公司5%或以上股份的股東款項。

12. 存貨

	本集團 2003年12月31日 人民幣千元	**本公司 2003年12月31日 人民幣千元**	本集團/本公司 2002年12月31日 人民幣千元
原值			
原材料	**252,877**	**242,186**	144,609
在產品	**166,244**	**166,244**	124,735
產成品	**455,217**	**444,190**	366,471
備品備件及低值易耗品	**629,541**	**617,386**	635,516
	1,503,879	**1,470,006**	1,271,331
減:存貨跌價准備			
— 產成品	**(15,130)**	**(15,130)**	—
— 備品備件	**(48,466)**	**(48,466)**	(54,282)
	1,440,283	**1,406,410**	1,217,049

11. 預付賬款

本集團	2003年12月31日 人民幣千元	%	2002年12月31日 人民幣千元	%
一年以內	**593,967**	**100**	673,231	100
一至二年	**—**	**—**	2,961	—
二至三年	**—**	**—**	16	—
	593,967	**100**	676,208	100

本公司	2003年12月31日 人民幣千元	%	2002年12月31日 人民幣千元	%
一年以內	**593,962**	**100**	673,231	100
一至二年	**—**	**—**	2,961	—
二至三年	**—**	**—**	16	—
	593,962	**100**	676,208	100

本集團	2003年12月31日 人民幣千元	2002年12月31日 人民幣千元
新鋼鐵	**543,545**	632,463
鞍鋼集團所屬子公司	**—**	11,235
	543,545	643,698
預付備品備件	**50,422**	32,510
	593,967	676,208

10. 其他應收款（續）

於2003年12月31日本集團其他應收款前五名單位的應收款總額如下：

本集團	2003年12月31日	2002年12月31日
金額（人民幣千元）	**11,879**	85,942
佔其他應收款總額比例	**63%**	91%

於2003年12月31日本公司其他應收款前五名的單位的金額如下：

		本公司	
單位名稱	欠款原因	金額 人民幣千元	所佔其他應收款比例 %
鞍山國稅局	出口退稅款	5,845	42
鞍蒂公司	代墊開辦費	2,045	15
中國銀行鞍山營業部	定存利息	1,544	11
工商銀行鞍鋼支行	定存利息	944	7
深圳股息交易所	預付可轉債利息費用	524	4
		10,902	79

於2003年12月31日本公司其他應收款前五名單位的應收款總額如下：

本公司	2003年12月31日	2002年12月31日
金額（人民幣千元）	**10,902**	49,131
佔其他應收款總額比例	**79%**	87%

本年度其他應收款較2002年大幅減少，主要原因是本公司於2003年收回了為鞍鋼集團代墊的土地使用權費及工程款約人民幣16,886千元，同時本公司收回鞍山國稅局的增值稅返還約人民幣28,273千元。本集團的其他應收款較2002年大幅減少還由於合營公司鞍蒂公司收回了預存海關的進口設備押金約人民幣71,320千元。

本年度本集團並沒有個別重大收回以前年度已全額或以比較大比例計提壞帳準備的其他應收款。

其他應收賬款餘額中無持本公司5%或以上股份的股東。

10. 其他應收款（續）

本公司	2003年12月31日 人民幣千元	%	2002年12月31日 人民幣千元	%
一年以內	**13,317**	**96**	24,704	44
一至二年	**—**	**—**	31,017	55
二至三年	**—**	**—**	514	1
三年以上	**569**	**4**	160	—
	13,886	**100**	56,395	100
減：壞賬準備				
三年以上	**(3)**	**—**	(160)	—
	13,883	**100**	56,235	100

壞賬準備	本集團/本公司 2003年12月31日 人民幣千元	本集團/本公司 2002年12月31日 人民幣千元
年初餘額	**160**	56
加：本年計提	**—**	104
減：本年沖銷	**157**	—
年末餘額	**3**	160

於2003年12月31日，管理層認為其他應收款主要款項可以收回，且債務人均有償還能力，故計提比例低於5%。

於2003年12月31日，本集團其他應收款前五名單位的金額如下：

單位名稱	欠款原因	本集團 金額 人民幣千元	本集團 所佔其他應收款比例 %
鞍山國稅局	出口退稅款	5,845	31
人保鞍山	保險賠償	2,523	13
中國銀行鞍山營業部	定存利息	1,544	8
鞍蒂公司	代墊開辦費	1,023	6
工商銀行鞍鋼支行	定存利息	944	5
		11,879	63

10. 其他應收款

本集團	2003年12月31日 人民幣千元	2002年12月31日 人民幣千元
鞍鋼集團所屬子公司	**200**	16,886
其他	**18,799**	77,474
減：壞賬準備	**(3)**	(160)
	18,996	94,200

本公司	2003年12月31日 人民幣千元	2002年12月31日 人民幣千元
鞍鋼集團所屬子公司	**200**	16,886
其他	**13,686**	39,509
減：壞賬準備	**(3)**	(160)
	13,883	56,235

其他應收款賬齡分析如下：

本集團	2003年12月31日 人民幣千元	%	2002年12月31日 人民幣千元	%
一年以內	**18,430**	**97**	62,579	66
一至二年	**—**	**—**	31,107	33
二至三年	**—**	**—**	514	1
三年以上	**569**	**3**	160	—
	18,999	**100**	94,360	100
減：壞賬準備				
三年以上	**(3)**	**—**	(160)	—
	18,996	**100**	94,200	100

8. 應收票據

本集團持有的所有應收票據均為銀行承兑匯票，並無任何抵押。

本集團截至2003年12月31日應收票據較上年有所增加，主要由於本集團2003年銷售收入較上年同期有所增加。

應收票據餘額中無持本公司5%或以上股份的股東欠款。

9. 應收賬款

	本集團/本公司 2003年12月31日		本集團/本公司 2002年12月31日	
	人民幣千元	**%**	*人民幣千元*	%
一年以內	**84,749**	**100**	92,060	100
減：壞賬準備	**—**	**—**	—	—
	84,749	**100**	92,060	100

管理層認為，於2003年12月31日的應收賬款賬齡均為1年以內並可全額收回，故未計提壞賬準備。

於2003年12月31日本集團/公司應收賬款如下：

單位名稱	**欠款原因**	**本集團／本公司** **金額** ***人民幣千元***	**佔應收賬款總額比例** %
中國鐵路物資公司東北有限公司	購貨款	22,509	27
中國鐵路物資瀋陽公司	購貨款	43,061	51
瀋陽鐵路局物資供銷中心技術開發部	購貨款	18,657	22
瀋陽鐵路局瀋陽材料總廠經貿總公司	購貨款	522	—
		84,749	100

於2003年12月31日本集團/公司應收賬款前五名單位的應收賬款總額如下：

	本集團／本公司 2003年12月31日	本集團／本公司 2002年12月31日
金額（人民幣千元）	**84,749**	92,060
佔應收賬款總額比例	**100%**	100%

應收賬款餘額中無持本公司5%或以上股份的股東欠款。

6. 分部報告

本集團的產品銷售活動主要集中在本集團所在地且產品均為鋼材製品,因此未編制分部報告。

7. 貨幣資金

	2003年12月31日			2002年12月31日		
本集團	**原幣金額 千元**	**匯率**	**人民幣 /人民幣等值 千元**	原幣金額 千元	匯率	人民幣 /人民幣等值 千元
現金						
人民幣			**8**			26
歐元	**—**	**10.34**	**2**			—
活期存款						
人民幣			**2,066,879**			1,607,669
港幣	**18,844**	**1.07**	**20,082**	33,376	1.06	35,412
美元	**799**	**8.28**	**6,613**	1,822	8.28	15,085
歐元	**2,236**	**10.34**	**23,114**	5,050	8.64	43,608
英鎊	**19**	**14.68**	**278**	19	13.21	251
定期存款						
人民幣			**490,000**			—
			2,606,976			1,702,051

	2003年12月31日			2002年12月31日		
本公司	**原幣金額 千元**	**匯率**	**人民幣 /人民幣等值 千元**	原幣金額 千元	匯率	人民幣 /人民幣等值 千元
現金						
人民幣			**8**			23
活期存款						
人民幣			**2,041,910**			1,589,096
港幣	**18,844**	**1.07**	**20,082**	33,376	1.06	35,412
美元	**670**	**8.28**	**5,548**	873	8.28	7,230
歐元	**2,204**	**10.34**	**22,787**	5,046	8.64	43,574
英鎊	**19**	**14.68**	**278**	19	13.21	251
定期存款						
人民幣			**490,000**			—
			2,580,613			1,675,586

2003年12月31日本集團貨幣資金餘額同上年末比較上升人民幣904,925千元。貨幣資金增加的主要原因是本公司本年度銷售商品收回的現金較上年增加。

4. 稅項(續)

(d) 應交稅金

本集團	2003年 12月31日 人民幣千元	2002年 12月31日 人民幣千元
應交增值稅	28,997	43,574
應交所得稅	(23,067)	48,748
其他	2,712	2,987
合計	8,642	95,309

本公司	2003年 12月31日 人民幣千元	2002年 12月31日 人民幣千元
應交增值稅	31,450	43,574
應交所得稅	(23,067)	48,748
其他	2,712	2,931
合計	11,095	95,253

5. 合營公司及聯營公司

於2003年12月31日，本集團合營公司的詳細情況如下：

單位名稱	註冊資本	本公司所佔 權益比例	實際投資額	經營範圍
鞍蒂公司	美元60,000千元	50%	美元30,000千元	生產及銷售成卷的熱鍍鋅及合金化鋼板材和帶材產品

於2003年12月31日，本集團的聯營公司的詳細情況如下：

單位名稱	註冊資本	本公司所佔 權益比例	實際投資額	經營範圍
鞍鋼瀋陽	人民幣48,000千元	30%	人民幣14,400千元	從事鋼鐵加工銷售，倉儲及配送等業務

3. 主要會計政策(續)

(t) 股利分配

現金股利於宣告發放時計入當期利潤及利潤分配表。資產負債表日後至會計報表批准報出日之間建議或批准的現金股利在資產負債表股東權益中單獨列示。

(u) 養老保險

為職工支付的養老保險於實際發生時在利潤表中列支。有關詳情載於註釋40中。

(v) 關聯方

如果本集團有能力直接或間接控制及共同控制另一方或對另一方施加重大影響；或另一方有能力直接或間接控制或共同控制本集團；或對本集團施加重大影響；或本集團與另一方或多方同受一方控制，均被視為關聯方。關聯方可為個人或企業。

4. 稅項

(a) 增值稅

本集團適用的與產品銷售相關的稅金為增值稅，增值稅稅率為17%。

(b) 所得稅

本公司本年度適用的所得稅率為33%(2002：33%)。

本公司的合營公司 — 鞍蒂公司由於本年度未開始正式生產經營，因此未計提所得稅。

(c) 其他

本集團以增值稅淨額的7%、3%及1%計算繳納城市維護建設稅、教育費附加及地方教育費。

3. 主要會計政策（續）

(n) 長期投資、固定資產、在建工程、無形資產及其他資產減值準備

除應收帳款及存貨（見註釋3(g),3(h)）以外，本集團對各項資產的賬面價值定期進行審閱，以評估可收回金額是否已跌至低於賬面價值。當發生事項或情況變化顯示賬面價值可能無法收回，這些資產便需進行減值測試。若出現減值情況，賬面價值會減低至可收回金額。可收回金額是以淨售價與使用價值兩者中的較高者計算。在確定使用價值時，由這些資產產生的預期未來現金流量會折現至其現值。提取的資產減值準備計入當期損益。

當有任何迹象顯示在以前年度確認的資產減值可能不再存在，或用以確定可收回金額的估計有所改變而使減值減少，則資產減值準備便會沖回，沖回的資產減值準備計入當期損益。

(o) 所得稅

所得稅按應付稅款法核算。本集團本年度的所得稅費用按照應納稅所得額及適用稅率計算。

(p) 收入確認

銷售商品的收入在商品所有權上主要風險和報酬已轉移給購貨方時予以確認。當銷售商品的價款回收和退貨存在重大不確定性，或相關的收入和相關的已發生或將發生的成本不能可靠計量時，收入將不予確認。

(q) 維修保養費

維修保養費於實際發生時在當期利潤表中列支。

(r) 研究開發費

研究及開發費用於實際發生時計入當期損益。

(s) 借款費用

用於購建固定資產的專門借款的借款費用在使資產達到預定可使用狀態所必要的購建期間內予以資本化，計入所購建固定資產的成本。

除上述借款費用外，其他借款費用均應於發生當期確認為財務費用。

3. 主要會計政策（續）

(j) 固定資產及在建工程

固定資產指本集團為生產商品和經營管理而持有的，使用期限超過1年且單位價值較高的資產。

固定資產是以成本減累計折舊及減值準備記入資產負債表內（見註釋3(n)）。

在有關工程達到預定使用狀態之前發生的與購買或建造固定資產有關的一切直接或間接成本，包括在購建期間利用專門借款進行購建所發生的借款費用（包括有關匯兑損益），予以資本化。

在建工程於達到預定可使用狀態時轉入固定資產。

本集團固定資產按年限平均法計提折舊，各類固定資產的預計使用年限和預計淨殘值率分別為：

	折舊年限	殘值率
房屋及建築物	10至40年	3%
機器及設備	5至20年	3%
其他固定資產	4至15年	3%

(k) 無形資產

無形資產以成本減累計攤銷及減值準備（見註釋3(n)）計入資產負債表內。無形資產的成本按直線法在預計使用年限10年、相關合同規定的受益年限12年或法律規定的有效年限50年內攤銷。

(l) 可轉換公司債券

可轉換公司債券以債券票面價值記賬，按年計提利息。利息計入相應在建工程成本。當有關工程完工後的債券利息直接計入當期財務費用。

債券持有人將債券轉換為本公司股票後，本公司將其相應的債券面值及已計提債券利息費用記入本公司股本及資本公積。

(m) 開辦費

除購建固定資產以外，所有籌建期間所發生的費用，先在長期待攤費用中歸集，於企業開始生產經營當月一次計入當月的損益。

3. 主要會計政策(續)

(f) 現金等價物

現金等價物指本集團持有期限短、流動性強、易於轉換為已知金額現金、價值變動風險小的投資。

(g) 壞賬準備

壞賬準備的估計是首先單獨認定已有迹象表明回收困難的應收賬款，並根據其相應不能回收的可能性提取壞賬準備；對其他的應收賬款根據賬齡分析及管理層認為合理的比例計提壞賬準備。管理層認為合理的壞賬比例是根據以往經驗確定的。

其他應收款的壞賬準備是根據其性質及相應回收風險估計而計提的。

(h) 存貨

存貨以成本與可變現淨值孰低計量。存貨成本包括採購成本、加工成本和其他成本。存貨在取得時按實際成本入賬，在發出時存貨按加權平均法核算。除原材料採購成本外，在產品及產成品還包括直接人工和按照適當比例分配的生產製造費用。除備品備件外的存貨按單個存貨項目計算的成本與可變現淨值的差額計入存貨跌價準備。備品備件按其實際狀況，根據管理層的估計計提存貨跌價準備。可變現淨值指在正常生產經營過程中以存貨的估計售價減去至完工估計將要發生的成本，估計的銷售費用以及相關稅金後的金額。

領用的低值易耗品和周轉使用的包裝物、周轉材料等採用一次轉銷法進行核算。

本集團存貨盤存制度為永續盤存製。

(i) 長期股權投資

長期投資按賬面價值與可收回金額孰低計價。本公司按個別投資項目計算的可收回金額低於賬面價值的差額計提長期投資減值準備。

本公司對具有控制、共同控制或重大影響的長期股權投資採用權益法核算，即最初以初始成本計量，以後根據應享有的被投資企業所有者權益的份額進行調整。

處置或轉讓長期股權投資按實際取得的價款與賬面價值的差額計入當期投資損益。

3. 主要會計政策

本集團編制會計報表所採用的主要會計政策是根據中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》及其他有關規定而制定的。

(a) 會計年度

本集團的會計年度自公曆1月1日起至12月31日止。

(b) 合併報表的編制方法

本集團合併會計報表是按照《企業會計制度》和財政部頒佈的《合併會計報表暫行規定》（財會字[1995]11號）編制的。

合併會計報表的範圍包括本公司及本公司的合營公司。

與其它投資者通過合同協議規定分享對被投資公司的控制權而形成的合營公司，在編制合並報表時，本公司按比例合並方法對合營公司的資產、負債、收入、成本及費用進行合並，即將在合營公司的各項資產、負債、收入、成本及費用中所佔份額與本公司會計報表的類似項目逐項進行合並。

(c) 記賬基礎和記價原則

本集團的記賬基礎為權責發生制。除特別聲明外，計價原則為歷史成本法。

(d) 記賬本位幣

本集團以人民幣為記賬本位幣。

(e) 外幣折算

外幣業務按業務發生當日中國人民銀行公佈的外匯牌價及國家認可的套算匯率折合為人民幣。年末各項貨幣性外幣資產、負債賬戶按資產負債表日中國人民銀行公佈的外匯牌價及國家認可套算匯率折合為人民幣。除下文所述情況外，外幣折算差異作為匯兑損益記入當期損益。

與購建固定資產直接有關的匯兑損益（包括由購建固定資產專門借款所產生的匯兑損益），在購建的資產達到預計可使用狀態之前發生的，予以資本化。

籌建期間的匯兑損益記入長期待攤費用，並自開始生產經營當月起一次性記入損益。

1. 公司基本情況（續）

本公司於2003年3月17日與鞍鋼集團國際經濟貿易公司（以下簡稱「國貿公司」）及鞍鋼新鋼鐵有限責任公司（以下簡稱「新鋼鐵"）簽署了關於設立鞍鋼瀋陽鋼材加工配送有限公司（以下簡稱「鞍鋼瀋陽」）的合資合同。鞍鋼瀋陽的主要業務為銷售、加工和配送鋼材製品。鞍鋼瀋陽註冊資本總額為人民幣48,000千元，本公司佔註冊資本30%。

本公司及本公司的合營公司-鞍蒂公司（以下簡稱「本集團」）的主要業務為生產及銷售鋼坯、綫材、厚板、冷軋薄板、大型材及熱鍍鋅及合金化鋼板等鋼材產品。

2. 會計政策變更和會計估計變更

(a) 會計政策變更

根據經過修訂的《企業會計準則-資產負債表日後事項》（財會字[1998]14號）和2003年4月14日《財政部關於印發<企業會計準則－資產負債表日後事項>的通知》（財會[2003]12號），本集團將資產負債表日後至財務報告批准報出日之間由董事會所制定利潤分配方案中分配的現金股利在資產負債表股東權益中單獨列示。因此，本集團對2002年度財務報告中的相關內容進行調整。

上述會計政策的變更導致本公司2003年年初未分配利潤增加人民幣296,087千元，對以前年度的累積影響列示如下：

	調整前 人民幣千元	調整數 人民幣千元	調整後 人民幣千元
2002年年初未分配利潤	806,203	236,635	1,042,838
2002年年末未分配利潤	985,716	296,087	1,281,803
2002年年末應付股利	296,087	(296,087)	—

(b) 會計估計變更

本集團考慮了生產設備的現有狀況，決定自2003年1月1日起，對固定資產折舊年限進行調整。主要變動為調整本集團固定資產的可使用年限。

本集團調整前後固定資產折舊年限如下：

	調整前折舊年限	調整後折舊年限
房屋及建築物	12至42年	10至40年
機器及設備	6至21年	5至20年
其他固定資產	4至15年	4至15年

此次調整使本集團2003年固定資產折舊費用增加約人民幣103,000千元，同時減少稅後利潤約人民幣69,000千元。

(金額單位：人民幣千元)

1. 公司基本情況

鞍鋼新軋鋼股份有限公司(以下簡稱「本公司」)是於1997年5月8日正式成立的股份有限公司。

本公司是依據《中華人民共和國公司法》經由中華人民共和國國家經濟體制改革委員會體改生[1997]62號文《關於同意設立鞍鋼新軋鋼股份有限公司的批覆》的批准，以鞍山鋼鐵集團公司(以下簡稱「鞍鋼集團」)為唯一發起人，以發起方式設立的股份有限公司。本公司是在鞍鋼集團所擁有的綫材廠、厚板廠、冷軋廠(「三個廠」)基礎上組建而成的。鞍鋼集團是中國的鋼鐵綜合生產企業之一。根據自1997年1月1日起生效的分立協議，鞍鋼集團已將與上述三個廠有關的生產、銷售、技術開發、管理業務連同有關1996年12月31日的資產、負債全部轉入本公司。上述資產負債經中評資產評估事務所進行了資產評估，評估淨資產為人民幣202,881.76萬元。此評估經國家國有資產管理局國資評[1997]326號文確認。

本公司於1997年5月8日領取了由遼寧省工商行政管理局頒發的企業法人營業執照。

根據國家國有資產管理局國資企發[1997]65號文批准，鞍鋼集團投入本公司的上述淨資產按65.01%的比例折為本公司股本1,319,000,000股，每股面值人民幣1.00元。

本公司根據國務院證券委員會證委發[1997]40號文批准，於1997年7月22日在境外發行了890,000,000股每股面值人民幣1.00元的H股普通股股票(「H股」)並於1997年7月24日在香港聯合交易所有限公司上市交易。

本公司根據冶金工業部《關於下達鞍鋼新軋鋼股份有限公司A股發行額度的通知》(冶體辦[1997]16號)和中國證券監督管理委員會《關於鞍鋼新軋鋼股份有限公司申請公開發行股票的批覆》(證監發字[1997]503號)的批准，本公司又於1997年11月16日在境內發行300,000,000股人民幣普通股(「A股」)，每股面值人民幣1.00元，並於1997年12月25日在深圳證券交易所上市交易。

1999年7月1日本公司向鞍鋼集團以現金方式收購了鞍鋼大型廠的固定資產，並組建了大型材廠。

2000年4月1日本公司採用現金方式收購鞍鋼集團三座煉鋼用新轉爐，連同本公司自行建成的連鑄生產線設施為主要設備組建煉鋼廠。

本公司於2002年1月9日與德國蒂森克虜伯鋼鐵公司(「德國蒂森」)正式簽訂了合資經營合同及專有技術轉讓合同。鞍鋼新軋-蒂森克虜伯鍍鋅鋼板有限公司(以下簡稱「鞍蒂公司」)已於2002年2月8日完成工商登記。

	2003年 人民幣千元
現金流量表補充說明	
(a) 將淨利潤調節為經營活動產生的現金流量：	
淨利潤	1,432,579
加：壞帳準備	(157)
計提的存貨跌價準備	9,314
固定資產折舊	543,407
無形資產攤銷	7,465
待攤費用減少	4,321
處置固定資產的損失	61,626
財務費用	9,498
投資收益	(6)
存貨的增加	(198,675)
經營性應收項目的增加	(268,076)
經營性應付項目的增加	415,362
經營活動產生的現金流量淨額	2,016,658
(b) 不涉及現金收支的投資和籌資活動：	
A股可轉換公司債券轉為資本	4,401
不可支付的應付賬款轉為資本	1,913
(c) 現金及現金等價物淨增加情況：	
現金的年末餘額	2,580,613
減：現金的年初餘額	(1,675,586)
加：現金等價物的年末餘額	—
減：現金等價物的年初餘額	—
現金及現金等價物淨增加額	905,027

刊載於第71頁至第111頁的會計報表註釋為本會計報表的組成部分。

	現金流量表補充說明	2003年 人民幣千元
籌資活動產生的現金流量：		
借款所收到的現金		700,000
現金流入小計		700,000
償還債務所支付的現金		(100,000)
分配股利和償付利息所支付的現金		(406,100)
現金流出小計		(506,100)
籌資活動產生的現金流量淨額		193,900
匯率變動對現金的影響額		1,690
現金及現金等價物淨增加額	(c)	905,027

刊載於第71頁至第111頁的會計報表註釋為本會計報表的組成部分。

	現金流量表補充說明	2003年 人民幣千元
經營活動產生的現金流量：		
銷售商品收到的現金		17,255,124
收到的稅費返還		16,315
現金流入小計		17,271,439
購買商品支付的現金		(14,025,449)
支付給職工以及為職工支付的現金		(274,039)
支付的各項稅費		(821,863)
支付的其他與經營活動有關的現金		(133,430)
現金流出小計		(15,254,781)
經營活動產生的現金流量淨額	(a)	2,016,658
投資活動產生的現金流量：		
處置固定資產所收回的現金淨額		1,593
收到的其他與投資活動有關的現金		20,758
現金流入小計		22,351
投資所支付的現金		(14,400)
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		(1,315,172)
現金流出小計		(1,329,572)
投資活動產生的現金流量淨額		(1,307,221)

	2003年 人民幣千元

合併現金流量表補充說明

(a) 將淨利潤調節為經營活動產生的現金流量：

淨利潤	1,432,579
加：壞帳準備	(157)
計提的存貨跌價準備	9,314
固定資產折舊	543,407
無形資產攤銷	7,465
待攤費用減少	4,321
處置固定資產的損失	61,626
財務費用	9,498
投資收益	(6)
存貨的增加	(215,278)
經營性應收項目的增加	(264,069)
經營性應付項目的增加	409,565
經營活動產生的現金流量淨額	1,998,265

(b) 不涉及現金收支的投資和籌資活動：

A股可轉換公司債券轉為資本	4,401
不可支付的應付賬款轉為資本	1,913

(c) 現金及現金等價物淨增加情況：

現金的年末餘額	2,606,976
減：現金的年初餘額	(1,702,051)
加：現金等價物的年末餘額	—
減：現金等價物的年初餘額	—
現金及現金等價物淨增加額	904,925

刊載於第71頁至第111頁的會計報表註釋為本會計報表的組成部分。

	合併現金流量表補充說明	2003年 人民幣千元
籌資活動產生的現金流量：		
借款所收到的現金		975,000
現金流入小計		975,000
償還債務所支付的現金		(190,000)
分配股利和償付利息所支付的現金		(415,382)
現金流出小計		(605,382)
籌資活動產生的現金流量淨額		369,618
匯率變動對現金的影響額		1,938
現金及現金等價物淨增加額	(c)	904,925

刊載於第71頁至第111頁的會計報表註釋為本會計報表的組成部分。

截至二零零三年十二月三十一日止年度
(按照《中國會計準則》編制)
(金額單位：人民幣千元)

	合併現金流量表補充說明	2003年 人民幣千元
經營活動產生的現金流量：		
銷售商品收到的現金		17,236,731
收到的稅費返還		16,315
現金流入小計		17,253,046
購買商品支付的現金		(14,025,449)
支付給職工以及為職工支付的現金		(274,039)
支付的各項稅費		(821,863)
支付的其他與經營活動有關的現金		(133,430)
現金流出小計		(15,254,781)
經營活動產生的現金流量淨額	(a)	1,998,265
投資活動產生的現金流量：		
處置固定資產所收回的現金淨額		1,593
收到的其他與投資活動有關的現金		63,246
現金流入小計		64,839
投資所支付的現金		(14,400)
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		(1,515,335)
現金流出小計		(1,529,735)
投資活動產生的現金流量淨額		(1,464,896)

截至二零零三年十二月三十一日止年度
(按照《中國會計準則》編制)
(金額單位：人民幣千元)

	註釋	**2003年 人民幣千元**	2002年 人民幣千元
淨利潤		**1,432,579**	594,588
加：年初未分配利潤		**1,281,803**	1,042,838
可供分配的利潤		**2,714,382**	1,637,426
減：提取法定盈餘公積	30	**143,258**	59,459
提取法定公益金	30	**143,258**	59,459
可供股東分配的利潤		**2,427,866**	1,518,508
減：提取任意盈餘公積		**—**	—
分配普通股股利		**296,149**	236,705
年末未分配利潤 (其中：於資產負債表日後提議分配的現金股利人民幣592,462千元；2002：人民幣296,087千元)		**2,131,717**	1,281,803

補充資料：

項目		**2003年 人民幣千元**	2002年 人民幣千元
1.	出售、處置部門或被投資單位所得收益	—	—
2.	自然災害發生的損失	—	—
3.	會計政策變更增加(或減少)利潤總額	—	—
4.	會計估計變更增加(或減少)利潤總額	(103,000)	—
5.	債務重組損失(或收益)	—	—
6.	其他	—	—

刊載於第71頁至第111頁的會計報表註釋為本會計報表的組成部分。

利潤及利潤分配表

截至二零零三年十二月三十一日止年度
(按照《中國會計準則》編制)
(金額單位：人民幣千元)

	註釋	2003年 人民幣千元	2002年 人民幣千元
主營業務收入	32	**14,520,736**	10,771,077
減：主營業務成本	33	**12,183,096**	9,473,797
主營業務稅金及附加	34	**38,588**	24,600
主營業務利潤		**2,299,052**	1,272,680
加：其他業務利潤	35	**36,691**	30,270
減：營業費用		**231,034**	185,360
管理費用		**279,623**	224,369
財務費用	36	**9,498**	13,835
營業利潤		**1,815,588**	879,386
加：投資收益	37	**6**	—
營業外收入		**1,593**	522
減：營業外支出	38	**64,404**	27,909
利潤總額		**1,752,783**	851,999
減：所得稅		**320,204**	257,411
淨利潤		**1,432,579**	594,588

刊載於第71頁至第111頁的會計報表註釋為本會計報表的組成部分。

	註釋	2003年 人民幣千元	2002年 人民幣千元
淨利潤		**1,432,579**	594,588
加：年初未分配利潤		**1,281,803**	1,042,838
可供分配的利潤		**2,714,382**	1,637,426
減：提取法定盈餘公積	30	**143,258**	59,459
提取法定公益金	30	**143,258**	59,459
可供股東分配的利潤		**2,427,866**	1,518,508
減：提取任意盈餘公積		**—**	—
分配普通股股利		**296,149**	236,705
年末未分配利潤 （其中：於資產負債表日後批准分配的現金股利人民幣592,462千元；2002：人民幣296,087千元）		**2,131,717**	1,281,803

補充資料：

項目		**2003年** **人民幣千元**	2002年 人民幣千元
1.	出售、處置部門或被投資單位所得收益	**—**	—
2.	自然災害發生的損失	—	—
3.	會計政策變更增加（或減少）利潤總額	—	—
4.	會計估計變更增加（或減少）利潤總額	**(103,000)**	—
5.	債務重組損失（或收益）	**—**	—
6.	其他	**—**	—

刊載於第71頁至第111頁的會計報表註釋為本會計報表的組成部分。

合併利潤及利潤分配表

截至二零零三年十二月三十一日止年度
(按照《中國會計準則》編制)
(金額單位：人民幣千元)

	註釋	2003年 人民幣千元	2002年 人民幣千元
主營業務收入	32	**14,520,736**	10,771,077
減：主營業務成本	33	**12,183,096**	9,473,797
主營業務税金及附加	34	**38,588**	24,600
主營業務利潤		**2,299,052**	1,272,680
加：其他業務利潤	35	**36,691**	30,270
減：營業費用		**231,034**	185,360
管理費用		**279,623**	224,369
財務費用	36	**9,498**	13,835
營業利潤		**1,815,588**	879,386
加：投資收益	37	**6**	—
營業外收入		**1,593**	522
減：營業外支出	38	**64,404**	27,909
利潤總額		**1,752,783**	851,999
減：所得税		**320,204**	257,411
淨利潤		**1,432,579**	594,588

刊載於第71頁至第111頁的會計報表註釋為本會計報表的組成部分。

負債及股東權益	註釋	2003年 人民幣千元	2002年 人民幣千元
流動負債			
應付票據	20	**1,259,594**	1,525,791
應付賬款	21	**246,669**	298,724
預收賬款	22	**1,736,125**	995,222
應付工資	23	**61,181**	38,599
應付福利費	24	**15,763**	7,795
應交税金	4(d)	**11,095**	95,253
其他應付款	25	**291,242**	90,836
一年內到期的長期負債	26	**400,000**	—
流動負債合計		**4,021,669**	3,052,220
長期負債			
長期借款	26	**1,663,000**	1,463,000
應付債券	27	**5,604**	10,121
長期負債合計		**1,668,604**	1,473,121
負債合計		**5,690,273**	4,525,341
股東權益			
股本	28	**2,962,309**	2,960,874
資本公積	29	**3,083,648**	3,078,693
盈餘公積 （其中：法定公益金人民幣385,297千元； 2002：人民幣242,039千元）	30	**770,594**	484,078
未分配利潤 （其中：於資產負債表日後提議分配 的現金股利人民幣592,462千元； 2002：人民幣296,087千元）	31	**2,131,717**	1,281,803
股東權益合計		**8,948,268**	7,805,448
負債及股東權益總計		**14,638,541**	12,330,789

此會計報表已於2004年4月16日獲董事會批准。

楊華
代公司負責人

馬連勇
會計負責人

刊載於第71頁至第111頁的會計報表註釋為本會計報表的組成部分。

資產負債表

二零零三年十二月三十一日
(按照《中國會計準則》編制)
(金額單位：人民幣千元)

資產	註釋	2003年 人民幣千元	2002年 人民幣千元
流動資產			
貨幣資金	7	**2,580,613**	1,675,586
應收票據	8	**2,097,812**	1,719,474
應收賬款	9	**84,749**	92,060
其他應收款	10	**13,883**	56,235
預付賬款	11	**593,962**	676,208
存貨	12	**1,406,410**	1,217,049
待攤費用	13	**—**	4,321
流動資產合計		**6,777,429**	5,440,933
長期股權投資	14	**266,718**	248,305
固定資產			
固定資產原價	15	**9,838,222**	7,068,914
減：累計折舊		**(3,260,751)**	(2,840,761)
固定資產淨額		**6,577,471**	4,228,153
在建工程	16	**703,121**	2,094,732
固定資產合計		**7,280,592**	6,322,885
無形資產及其他資產			
無形資產	17	**313,802**	318,666
無形資產及其他資產合計		**313,802**	318,666
資產總計		**14,638,541**	12,330,789

負債及股東權益	註釋	2003年 人民幣千元	2002年 人民幣千元
流動負債			
短期借款	19	—	65,000
應付票據	20	**1,259,594**	1,525,791
應付賬款	21	**246,669**	298,724
預收賬款	22	**1,735,563**	995,222
應付工資	23	**61,181**	38,753
應付福利費	24	**15,763**	7,795
應交稅金	4(d)	**8,642**	95,309
其他應付款	25	**417,586**	120,187
一年內到期的長期負債	26	**420,267**	—
流動負債合計		**4,165,265**	3,146,781
長期負債			
長期借款	26	**1,892,733**	1,463,000
應付債券	27	**5,604**	10,121
長期負債合計		**1,898,337**	1,473,121
負債合計		**6,063,602**	4,619,902
股東權益			
股本	28	**2,962,309**	2,960,874
資本公積	29	**3,083,648**	3,078,693
盈餘公積（其中：法定公益金人民幣385,297千元；2002：人民幣242,039千元）	30	**770,594**	484,078
未分配利潤（其中：於資產負債表日後提議分配的現金股利人民幣592,462千元；2002：人民幣296,087千元）	31	**2,131,717**	1,281,803
股東權益合計		**8,948,268**	7,805,448
負債及股東權益總計		**15,011,870**	12,425,350

此會計報表已於2004年4月16日獲董事會批准。

楊華	**馬連勇**
代公司負責人	*會計負責人*

刊載於第71頁至第111頁的會計報表註釋為本會計報表的組成部分。

合併資產負債表

二零零三年十二月三十一日
(按照《中國會計準則》編制)
(金額單位：人民幣千元)

資產	註釋	2003年 人民幣千元	2002年 人民幣千元
流動資產			
貨幣資金	7	**2,606,976**	1,702,051
應收票據	8	**2,097,812**	1,719,474
應收賬款	9	**84,749**	92,060
其他應收款	10	**18,996**	94,200
預付賬款	11	**593,967**	676,208
存貨	12	**1,440,283**	1,217,049
待攤費用	13	**184**	4,534
流動資產合計		**6,842,967**	5,505,576
長期股權投資	14	**14,406**	—
固定資產			
固定資產原價	15	**9,848,116**	7,071,140
減：累計折舊		**(3,261,582)**	(2,840,975)
固定資產淨額		**6,586,534**	4,230,165
在建工程	16	**1,206,658**	2,358,791
固定資產合計		**7,793,192**	6,588,956
無形資產及其他資產			
無形資產	17	**334,995**	323,863
長期待攤費用	18	**26,310**	6,955
無形資產及其他資產合計		**361,305**	330,818
資產總計		**15,011,870**	12,425,350

KPMG

鞍鋼新軋鋼股份有限公司全體股東：

我們審計了後附的貴公司2003年12月31日的合併資產負債表和資產負債表、2003年度的合併利潤及利潤分配表和利潤及利潤分配表以及合併現金流量表和現金流量表。這些會計報表的編制是貴公司管理當局的責任，我們的責任是在實施審計工作的基礎上對這些會計報表發表意見。

我們按照中國註冊會計師獨立審計準則計劃和實施審計工作，以合理確信會計報表是否不存在重大錯報。審計工作包括在抽查的基礎上檢查支持會計報表金額和披露的證據，評價管理當局在編制會計報表時採用的會計政策和作出的重大會計估計，以及評價會計報表的整體反映。我們相信，我們的審計工作為發表意見提供了合理的基礎。

我們認為，上述會計報表符合中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》的規定，在所有重大方面公允地反映了貴公司2003年12月31日的合併財務狀況和財務狀況、2003年度的合併經營成果和經營成果以及合併現金流量和現金流量。

畢馬威華振會計師事務所

中國註冊會計師

武衛

中國北京市
東長安街1號
東方廣場東二辦公樓8層
郵政編碼：100738

鄭俊芳

2004年4月16日

附註：

(a) 凡持有本公司H股股份並於二零零四年五月十五日營業時間結束時登記在冊的本公司股東，可憑護照或身份證出席股東周年大會。

(b) 本公司將於二零零四年五月十六日至二零零四年六月十五日(包括首尾兩天)暫停辦理H股股份過戶登記手續。

(c) 凡有權出席股東大會並有表決權的股東均可委任一位或多位人士(不論該人士是否為股東)作為其股東代理人，代其出席及投票。

(d) 委任超過一名股東代理人的股東，其股東代理人只能按實際擁有股份以投票方式行使表決權。

(e) 股東須以書面形式委託代理人，由委託人簽署或由被委託人簽署。如該委託書由被委託人簽署，則該授權委託書必須經過公證手續。經過公證的委託書或授權書和投票代理委託書必須在股東大會舉行前二十四小時交回本公司之過戶登記處登記，方為有效，地址為：香港證券登記有限公司，香港德輔道中199號維德廣場2樓。

(f) 擬出席股東周年大會的股東應於二零零四年五月二十五日下午五時三十分前，將擬出席股東周年大會的書面回覆(將隨本公司二零零三年度年報寄發予股東)送達本公司大會秘書處，回覆可採用來人、來函、傳真或電報送遞，而無上述書面回覆將不影響股東出席股東周年大會的權利。

(g) 預計股東大會會議需時半天，往返及食宿費自理。

(h) 本次大會秘書處地址：

中華人民共和國
遼寧省鞍山市
南中華路396號
郵政編碼：114003
電話：0412-633 4292／633 4293
傳真：0412-672 7772
聯絡人：陳其爽、蔣鬱蕙

由於上述有關公司章程的修改，章程第六條修訂如下：

8F. **動議將章程第六條修訂為：**

「公司依據《公司法》、《特別規定》、《到境外上市公司章程必備條款》(《**必備條款**》)和國家其他其他法律、行政法規的有關規定及公司股東大會的決議制定和修訂本公司章程(或稱「**公司章程**」或「**本章程**」)。

根據公司章程第一百九十九條，本章程已於二零零四年六月十五日舉行的股東周年大會上通過，並經有權部門審核批准之日起生效。

自本章程生效之日起，本章程即成為規範公司的組織與行為、公司與股東之間、股東與股東之間權利義務的，具有法律約束力的文件。」

9. 動議授權本公司董事會就上述第8A至8F項議案：

(a) 批准、簽訂及作出、或促使簽訂及作出所有其認為有關的所有文件、契約和事宜；

(b) 對本公司的公司章程作出其認為合適的修改；及

10. 動議考慮及批准持有公司有表決權的股份5%或以上的股東於大會上提出的提案(如有)。

承董事會命
付吉會
公司秘書

中國遼寧省
二零零四年四月十六日

註冊辦事處：
中華人民共和國
遼寧省鞍山市
南中華路396號

（五） 回購公司股份；

（六） 股東大會以普通決議通過認為會對公司產生重大影響的、需要以特別決議通過的其他事項；及

（七） 《上市規則》所要求的其他事項。」

8D. **動議在章程第一百四十五條第五段後加入下列第六段：**

「（六）任何按照《上市規則》會被視為該董事、監事、經理或其他高級管理人員的聯繫人。」

8E. **動議將章程第一百四十八條修訂為：**

「公司董事、監事、總經理和其他高級管理人員，直接或者間接與公司已訂立的或者計劃中的合同、交易、安排有重要利害關係時，（公司與董事、監事、經理或其他高級管理人員的聘任合同除外），不論有關事項在正常情況下是否需要董事會批准同意，均應當儘快向董事會披露其利害關係的性質和程度。

董事不得就其擁有或其聯繫人（如《上市規則》定義者）擁有重大權益的合同、交易或安排進行投票，亦不得列入會議的法定人數內。

除非有利害關係的公司董事、監事、總經理或其他高級管理人員按照本條前款的要求向董事會做了披露，並且董事會在不將其計入法定人數，亦未參加表決的會議上批准了該事項，公司有權撤銷該合同、交易或者安排，但在對方是對有關董事、監事、總經理和其他高級管理人員違反其義務的行為不知情的善意當事人的情形下除外。

公司董事、監事、總經理和其他高級管理人員的相關人及聯繫人與某合同、交易、安排有利害關係的，有關董事、監事、經理和其他高級管理人員也應被視為有利害關係。」

根據經修訂的《上市規則》，上市公司的公司章程必須訂明，若有任何股東受到《上市規則》的投票限制所規限，則任何違反此項限制或規限而由該名股東或其代表所作的投票將不會計算在內。因此，章程第七十三條將修訂如下：

8A. **動議將章程第七十三條修訂為：**

「股東（包括股東代理人）在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。**根據《香港聯合交易所有限公司證券上市規則》（《上市規則》）**，若任何股東須於任何決議上放棄表決權、限於投贊成票或限於投反對票、則該等股東或其代表違反上述規定或限制的投票、不得計入表決結果。」

根據經修訂的《上市規則》，股東提名董事候選人的遞交通知期間，應不早於有關大會通告派發後當日及不遲於此大會舉行日期之前七天的期間內。因此，公司章程第九十六條第三段將修訂如下：

8B. **動議將章程第九十六條第三段修訂如下：**

「有關提名董事候選人的書面通知，應在不早於發出召開大會通告之日及不遲於大會舉行日期之前七天發給公司。該候選人須於大會舉行日期七天前向公司發出通知，表明願意參選。」

為加強本公司的公司管治，章程第七十九條、第一百四十五條及第一百四十八條修訂如下：

8C. **動議將章程第七十九條修訂為：**

「下列事項由股東大會以特別決議通過：

（一） 公司增、減股本和發行任何種類股票、認股證和其他類似證券；

（二） 發行公司債券；

（三） 公司的分立、合併、解散和清算以及重大收購或出售；

（四） 公司章程的修改；

股東周年大會通知

茲通告本公司訂於二零零四年六月十五日上午九時在中國遼寧省鞍山市鐵東區東風街108號東山賓館會議室舉行二零零三年度股東周年大會，審議並酌情通過下列決議：

以普通決議案方式

1. 審議及批准本公司二零零三年度董事會報告；

2. 審議及批准本公司二零零三年度監事會報告；

3. 審議及批准本公司截至二零零三年十二月三十一日止的二零零三年度經審核財務報表；

4. 審議及批准本公司二零零三年度建議的利潤分配計劃；

5. 審議及批准本公司二零零三年度的董事及監事酬金；

6. 審議及批准二零零四年度的核數師，並授權董事會決定其酬金；

7. **動議** 批准、確認及追認本公司與鞍鋼集團公司於二零零四年三月二十三日訂立之資產收購協議(「資產收購協議」，註有「A」字樣之副本已提呈大會)及其項下的交易；及動議授權本公司董事辦理其認為必需、適宜或權宜之一切有關行動及事宜、簽立一切有關文件及採取一切有關步驟，以實施資產收購協議的條款及／或其項下的交易及／或令其生效，包括作出本公司董事可能認為必需、適宜或權宜之有關變動。

以特別決議案方式

考慮並酌情通過下列決議為特別決議案(可作修訂或毋須修訂)：

為遵照上市規則有關公司管治問題的若干修訂(已於二零零四年三月三十一日生效)，董事會建議對公司章程的有關條款作出如下修訂：

8. 期後事項（續）

補充資料：

2003年資產減值準備明細表

單位：人民幣千元

項目	年初金額	本年增加額	本年轉回金額	年末金額
壞帳準備	160	—	157	3
其中：其他應收款	160	—	157	3
存貨跌價準備	54,282	15,130	5,816	63,596
其中：備品備件	54,282	—	5,816	48,466
產成品	—	15,130	—	15,130

7. 購買職工住房

二零零三年度本公司職工共購買住房4,422.78平方米，本公司支付補貼人民幣1,959千元。

8. 期後事項

(1) 二零零四年三月九日，本公司與中國冶金建設集團公司、武漢鋼鐵集團公司、武漢市青山區國有資產經營有限公司、深圳國際信託投資有限責任公司共同出資組建中冶南方工程技術有限公司。該公司註冊資本為人民幣100,000千元。其中本公司、武漢鋼鐵集團公司、武漢市青山區國有資產經營有限公司按1:1.5溢價出資，出資額分別為人民幣10,500千元、人民幣10,500千元和人民幣2,250千元，股權比例分別為7%、7%、1.5%。溢價部分計入資本公積。中國冶金建設集團公司和深圳國際信託投資有限責任公司按1:1出資，出資額分別人民幣45,000千元和人民幣39,500千元，股權比例分別為45%和39.5%。該公司主要從事新工藝、高新技術和新裝備的研製與開發；技術轉讓；技術諮詢；工程設計；設備及材料採購與服務；核心設備及材料製造與供應；工程施工管理；工程建設管理；工程總承包。

(2) 本公司董事會於二零零四年三月二十三日批准本公司與鞍鋼集團公司簽署《資產收購協議》，根據該協議，本公司將收購鞍鋼集團公司厚板廠及綫材廠水站，購入該水站的目的是為本公司厚板廠、綫材廠提供循環水。該部分資產包括61,858.57平方米的土地及房屋建築、機器設備等，收購價格按境內評估師的評估值人民幣62,206千元。鞍鋼集團公司為本公司控股股東，因此此項交易為關聯交易。該協議尚須本公司二零零三年度股東週年大會由獨立股東批准。

4. 重大合同及其履行情況

(1) 本報告期內本集團沒有發生重大託管、承包、租賃事項。

(2) 重大擔保

本公司董事會於二零零二年十月二十二日通過決議，批准本公司於同日與蒂森克虜伯作為合營公司的共同合作方，共同與中國銀行簽署《股權質押協議》、《股權保留及從屬協議》、《完工支持協議》及《資金短缺支持協議》，根據這些協議，本公司與蒂森克虜伯共同為合營公司向中國銀行貸款人民幣10.8億元提供質押擔保，本公司承擔的貸款質押擔保總額為人民幣5.4億元。截至二零零三年十二月三十一日，本公司對外擔保總額為人民幣5.4億元，佔二零零三年末本集團淨資產的6.03%。

(3) 本集團不存在委託理財事項。

(4) 本報告期內本集團無其他重大合同。

5. 聘任、改聘、解聘會計師事務所情況

本公司二零零二年度股東大會批准，繼續聘任畢馬威會計師事務所為本公司二零零三年度境外審計師和畢馬威華振會計師事務所為本公司二零零三年度境內審計師。本公司應支付聘任會計師事務所二零零三年度審計費為港幣3,500千元，聘任會計師事務所為審計所實際發生的代墊費用由本公司支付。畢馬威會計師事務所及畢馬威華振會計師事務所已連續七年被委任為本公司的國外內審計師。

6. 承諾事項

二零零三年度，本集團或持股5%以上的股東無承諾事項。

3. 重大關聯交易(續)

二零零三年本公司向新鋼鐵提供的管坯毛利率為9.49%。

上述關聯交易已經被董事會中與控股公司沒有關係之獨立董事委員會確認，上述關聯交易 (i) 為本公司在日常業務過程中進行的交易；(ii) 按正常商業條款進行；(iii) 遵照服務協議的條款。

除以上所述之關聯交易外，本公司並無與其控股股東於二零零三年訂立任何其他重大合約。

(2) 本公司於二零零三年一月十四日召開董事會做出決議，批准本公司與鞍鋼集團公司簽署的《土地使用權轉讓協議》。根據該協議，本公司將以人民幣150,915千元向鞍鋼集團公司購入3宗土地使用權及地上6棟房屋。3宗土地面積為335,133.80平方米，6棟房屋建築面積為6,350.1平方米。購入土地使用權和房屋的目的是為進行冷軋廠改擴大建工程、建設鍍鋅板生產線及對大型廠進行改造。

(3) 本公司於二零零三年三月十七日召開董事會做出決議，批准本公司與國貿公司、新鋼鐵三方共同出資組建鋼加中心並簽署《合資協議》。鋼加中心主營鋼材的加工、銷售、倉儲及配送等。根據該協議，三方共同出資人民幣48,000千元，其中本公司出資人民幣14,400千元，佔30%，國貿公司出資人民幣19,200千元，佔40%，新鋼鐵出資人民幣14,400千元，佔30%。

(4) 二零零三年十二月十九日，本公司召開二零零三年度臨時股東大會，批准了本公司與鞍鋼集團公司簽署的二零零四至二零零六年《原材料和服務供應協議》。

3. 重大關聯交易（續）

鞍鋼集團公司向本公司提供的主要服務項目：

項目	定價原則		金額（人民幣千元）	佔同類交易金額比例(%)
鐵路運輸	國家定價		21,897	100
道路運輸	市場價		19,675	74.17
備件進口			1,332	100
出口代理	佣金1.5%		9,269	100
重油液化氣採購			70	100
產品測試和分析服務			15,784	66.29
設備檢修及維護			88,538	23.39
設計及工程服務	國家定價		121,748	27.61
職工住宅的供暖			9,259	94.41
報紙及其他出版物			149	48.61
電話/傳真/電視服務			1,462	84.32
白灰	不高於鞍鋼集團及本公司前一月報予獨立第三方的銷售價格平均值	平均單價395元/噸	71,824	100
耐火材料		平均單價1,388元/噸	19,583	9.7

本公司向合營公司提供的主要項目：

項目	金額（人民幣千元）	佔同類交易金額比例(%)
冷硬卷	25,193	0.40

本公司上述關聯交易的結算方式全部為貨幣付款。

3. 重大關聯交易（續）

本公司向新鋼鐵及鋼加中心提供的主要項目：

項目	定價原則	價格（人民幣元）	金額（人民幣千元）	佔同類交易金額比例(%)
方坯		1,891元/噸	44,725	47.85
板坯		1,864元/噸	803,334	98.74
冷軋板	不低於本公司與獨立第三方之	3,668元/噸	26,282	0.42
其中：向新鋼鐵提供	間上一月的銷售價格平均值	4,322元/噸	4,089	0.07
向鋼加中心提供		3,558元/噸	22,193	0.35
厚板		3,307元/噸	77,586	2.81
綫材		2,455元/噸	48,191	2.79
大型材		3,067元/噸	4,264	0.21
管坯		2,051元/噸	833,364	100
廢鋼		886元/噸	253,966	100

3. 重大關聯交易（續）

新鋼鐵向本公司及鋼加中心提供的主要項目：

項目	定價原則	價格（人民幣元）	金額（人民幣千元）	佔同類交易金額比例(%)
方坯	不高於新鋼鐵與其獨立第三方客戶之間上一月的最低銷售價格，以及中國五家獨立供應商就大批量原材料向本公司所報價格的平均值	1,778元/噸	666,486	100
板坯		1,894元/噸	160,636	100
熱軋卷			5,153,581	100
其中：向本公司提供		2,707元/噸	5,105,026	100
向鋼加中心提供		2,597元/噸	48,555	100
鐵水		1,280元/噸	3,645,734	100
廢鋼		970元/噸	278,213	100
工業用水	成本價	0.78元/噸	12,466	100
循環水		0.35元/噸	9,410	100
軟水		2.69元/噸	2,668	100
混合煤氣	成本價	19.16元/吉焦	157,386	100
氮氣		0.06元/立方米	7,464	100
氧氣		0.36元/立方米	59,781	100
氬氣		1.05元/立方米	3,022	100
氫氣		1.41元/立方米	11,049	100
壓縮空氣		0.08元/立方米	16,957	100
蒸汽		28.44元/吉焦	26,354	100

1. 重大訴訟、仲裁事項

二零零三年、本集團無重大訴訟、仲裁事項。

2. 本公司收購及出售資產情況

本公司於二零零三年一月十四日召開董事會做出決議，批准本公司與鞍鋼集團公司簽署的《土地使用權轉讓協議》。根據該協議，本公司將以人民幣150,915千元向鞍鋼集團公司購入3宗土地使用權及地上6棟房屋。3宗土地面積為335,133.80平方米,6棟房屋建築面積為6,350.1平方米。購入土地使用權和房屋的目的是為進行冷軋廠改擴大建工程、建設鍍鋅板生產線及對大型廠進行改造。

3. 重大關聯交易

(1) 本公司二零零三年度向鞍鋼集團公司及鞍鋼集團公司的子公司購買大部分生產所需原料及能源動力，又向鞍鋼集團公司及其子公司銷售部分其在技術改造、設備維修等方面所需的部分本公司產品，交易方式及價格均按雙方簽訂的原材料和服務供應協議執行。

新鋼鐵是鞍鋼集團公司的控股子公司。鋼加中心是鞍鋼集團公司的控股子公司，也是本公司的參股公司。

6. 資產抵押

本公司的合營公司為取得銀行借款，將其土地使用權、在建工程、房屋建築及機器設備抵押給中國銀行。本公司將持有的合營公司50%的股權質押給中國銀行。

7. 承諾及或有負債

本集團截至二零零三年十二月三十一日，資本承諾為人民幣16.49億元，主要為工程項目建設支出。

本集團截至二零零三年十二月三十一日，無或有負債。

8. 外匯風險

除小部分以外幣進行的出口銷售外，由於本公司在銷售和採購生產用原材料方面主要是以人民幣進行交易，因此，本公司並無交易方面的重大外幣風險。

9. 資本負債的比率

按國際財務報告準則，本集團股東權益與負債比率二零零三年為1.46倍，二零零二年為1.66倍。

4. 生產經營環境及宏觀政策、法規變化對本公司的影響

(1) 二零零三年十二月四日，美國政府宣佈取消鋼鐵保障措施，二零零三年十二月六日，歐盟宣佈取消鋼鐵保障應措施，二零零三年十二月二十五日，中國政府宣佈取消鋼鐵保障措施，至此，影響世界鋼鐵市場格局的三大鋼鐵保障措施已全部取消。

中國實施鋼鐵保障措施對維護中國鋼鐵進出口貿易的正常秩序以及國內鋼鐵市場的健康發展起到了重要作用，對本公司的業務發展起到了有力的促進作用。

在目前我國和國際鋼材市場供需兩旺、鋼價持續上漲的有利環境下，短期內保障措施的取消不會造成太大的影響，長期看，鋼材保障措施的取消我國鋼材進口失去一度屏障，其影響大小將主要取決於國際市場需求狀況是否持續好轉。

(2) 二零零四年一月十三日，中國商務部發佈二零零三年第75號公告，決定進口經營者自二零零四年一月十四日起，進口來自俄羅斯、韓國、烏克蘭、哈薩克斯坦等國和台灣地區冷軋板卷的，應向中華人民共和國海關繳納相應的反傾銷稅。該裁定對維護正常的市場秩序方面起到積極作用，也將對本公司的經營產生積極影響。

5. 本集團流動資金情況、財政資源與資本結構（按國際財務報告準則）

截止二零零三年十二月三十一日，本集團長期借款為人民幣18.93億元，借款利率為5.49%及5.76%，借款期限為2-11年，主要用於工程建設。

截止二零零三年十二月三十一日，本集團的銀行存款、現金及現金等同資產人民幣26.07億元，較去年的人民幣17.02億元增加人民幣9.05億元，主要是由於經營活動及籌資活動產生現金流量所致。

本集團二零零三年末總資產減流動負債為人民幣107.13億元， 二零零二年末為人民幣91.47億元。本公司二零零三年末股東權益為人民幣88.15億元， 二零零二年末為人民幣76.74億元。

3. 本公司投資情況(續)

(3) 募集資金項目未完成計劃進度情況說明

冷軋廠新建剪切配送中心工程沒有按計劃進度建成的主要原因是項目操作方案有待於進一步分析。

(4) 非募集資金的投資、進度情況：

1 本公司建設鍍鋅板生產線及彩塗板生產線項目現大部分已建成投產，截至二零零三年十二月三十一日，投入資金人民幣1,305,486千元。

2 本公司進行的大型廠改造工程，現已完成，截至二零零三年十二月三十一日，投入資金人民幣785,560千元，該工程本年度產生效益人民幣90,000千元。

3 厚板廠矯直機更新及主電機改造，現已完成，截至二零零三年十二月三十一日，投入資金人民幣400,972千元，該工程本年度產生效益人民幣62,410千元。

3. 本公司投資情況(續)

(2) 募集資金使用情況

本公司於一九九七年七月及十一月分別發行8.9億股H股及3億股A股，募集資金人民幣26.33億元。本公司又於二零零零年三月在境內發行了人民幣15億元可轉換公司債券，募集資金人民幣14.80億元。共募集資金人民幣41.13億元。

單位：人民幣千元

承諾項目	擬投入資金	是否變更項目	實際投入資金	實際/(預計)產生收益	是否符合計劃進度和預計收益
建設煉鋼廠	2,400,000	否	1,540,992	105,000	是
改造冷軋酸洗連軋聯合機組	700,000	否	645,434	95,000	是
合資建設鍍鋅板生產線	項目總投資：1,494,000 本公司總投資：250,000	否	項目總投資：1,000,000 本公司總投資：248,305	15.51%(預計)	否
改造冷軋1700橫切機組	60,000	否	60,000	15,000	是
冷軋改擴建工程	1,950,000	否	1,629,562	92,000	是
冷軋廠2、3號橫切機組改造工程	100,000	否	32,960	32,000	是
冷軋廠新建剪切配送中心工程	180,000	否	0	15.66%(預計)	否
合計	5,640,000		4,157,253		

二零零三年度本公司使用募集資金為人民幣469,131千元。至此，本公司募集的人民幣4,113,400千元資金已全部用於有關項目。

1. 業務回顧（續）

(3) 本公司員工數量、專業資格、酬金政策及培訓

截至二零零三年十二月三十一日，本公司擁有員工數量7,720人，其中，生產人員5,257人，銷售人員52人，技術人員345人，財務人員49人，行政人員544人。本公司員工中，本科以上學歷773人，佔員工人數的10.01%，專科920人，佔員工人數的11.92%，中專271人，佔員工人數的3.51%。年末本公司需承擔費用的待退休和離崗退養人員1,365人。

二零零三年，公司緊緊圍繞企業的生產經營和改革，對員工進行了培訓，包括公司結合冷軋改擴建工程、鍍鋅綫、彩塗綫改造、厚板廠改造等開展的改造項目培訓；為提高員工業務水平而開展的工人技術等級培訓和生產崗位人員培訓等。二零零三年共培訓職工3,000多人次。

2. 稅率匯率及利率變化影響

本公司於二零零三年適用各種稅率與上年相比並無變化。但本公司本年度享受了兩項重大稅收優惠政策，一是技術改造項目採用國產設備享受所得稅優惠，減免所得稅人民幣2.19億元；二是技術開發生產新產品享受所得稅減免人民幣0.62億元。本公司適用借款利率與上年比無重大變化。

3. 本公司投資情況

(1) 對外投資情況

二零零三年，本公司與鞍鋼新鋼鐵有限責任公司（以下簡稱「新鋼鐵」）、鞍鋼國貿公司（以下簡稱「國貿公司」）三方共同出資人民幣48,000千元組建鞍鋼瀋陽鋼材加工配送有限公司（以下簡稱「鋼加中心」），其中本公司出資人民幣14,400千元，佔30%，新鋼鐵出資人民幣14,400千元，佔30%，國貿公司出資人民幣19,200千元，佔40%。鋼加中心主營業務為鋼材的加工、銷售、倉儲及配送等。

1. 業務回顧(續)

(2) 本集團財務狀況及經營情況分析(續)

(按國際財務報告準則)

單位:人民幣千元

	二零零三年	二零零二年	變動(%)	變動原因
總資產	**14,845,674**	12,293,565	20.76	A
長期負債	**1,898,002**	1,472,264	28.92	B
股東權益	**8,815,385**	7,674,255	14.87	C
營業額	**14,482,148**	10,746,477	34.76	D
主營業務利潤	**2,276,228**	1,265,561	79.86	E
淨利潤	**1,433,002**	598,316	139.51	F
銀行存款、現金及現金等價物淨增加額	**904,925**	940,822	-3.82	G

註:

A. 總資產增加是由於經營產生的淨利潤及經營活動、籌資活動等產生的現金及其他資產增加;

B. 長期負債增加是由於本年度新增工程項目借款人民幣8.5億元,及轉入流動負債人民幣4.2億元影響;

C. 股東權益增加是由於經營產生淨利潤及債轉股影響;

D. 營業額增加是由於產品銷售量增加及擴大高附加值產品銷售比例及產品價格上升影響;

E. 主營業務利潤增加是由於改善產品銷售結構及產品價格增長幅度大於成本增長幅度影響;

F. 淨利潤增加是由於主營業務利潤增加及公司二零零三年度享受稅收優惠政策減少所得稅影響;

G. 銀行存款、現金及現金等價物淨增加額與上年相比有所下降是由於本年度籌資活動產生現金流量較上年有所減少影響。

1. 業務回顧

二零零三年度，中國經濟持續快速發展，鋼鐵產品市場需求旺盛，在這種形勢下，本公司充分利用市場機遇，有效利用生產資源，積極調整產品結構，優化生產組織，努力使生產處於較高水準。本公司二零零三年鋼材產品平均售價比二零零二年上升了27.11%。但二零零三年度，上游產品價格趨於上漲，本公司原材料價格比二零零二年總體上升了21.64%。

(1) 經營業績

按國際財務報告準則，本集團截至二零零三年十二月三十一日止年度實現淨利潤為人民幣1,433,002千元，比上年增長139.51%，每股基本加權平均盈利為人民幣0.484元。

按中國會計準則，本集團截至二零零三年十二月三十一日止年度實現淨利潤為人民幣1,432,579千元，比上年增長140.94%，每股加權平均收益為人民幣0.484元。

(2) 本集團財務狀況及經營情況分析

(按中國會計準則)

單位：人民幣千元

	二零零三年	二零零二年	變動(%)
總資產	**15,011,870**	12,425,350	20.82
長期負債	**1,898,337**	1,473,121	28.86
股東權益	**8,948,268**	7,805,448	14.64
主營業務收入	**14,520,736**	10,771,077	34.81
主營業務利潤	**2,299,052**	1,272,680	80.64
淨利潤	**1,432,579**	594,588	140.94
現金及現金等價物淨增加額	**904,925**	940,822	-3.82

本公司監事會對下列事項發表獨立意見：

1. 本公司本年度依法運作，無違規行為，對內部控制制度作出改善，決策程序合法。

2. 本公司董事、經理執行職務時無違反法律、法規、本公司章程或損害本公司利益的行為。

3. 會計師所出具的審計報告真實反映了本公司的財務狀況和經營成果。

4. 本公司募集資金實際投入項目和承諾投入項目一致。

5. 本公司本年度在生產經營中，向鞍鋼集團公司及其子公司購買原料、材料、能源及動力等，以及向鞍鋼集團公司及其子公司銷售本公司產品等，所有關聯交易皆是公平的，無內幕交易，無損害本公司利益或造成本公司資產流失現象。

代表監事委員會
齊驄
監事會主席

二零零四年四月十六日

本年度本公司監事會依照《公司法》與本公司章程，認真履行職責，維護股東和本公司的合法權益。

1. 出席股東大會2次，列席本公司董事會2次，召開監事會議3次。在充分了解本公司生產經營重大決策及實施過程情況的基礎上，獨立提出意見和建議。

 (1) 本公司監事會於二零零三年三月三十一日召開二屆八次會議，審議通過了以下決議：

  (一) 通過二零零二年度監事會報告；

  (二) 通過二零零二年度監事酬金議案；

  (三) 通過《關於選舉第三屆監事會成員的議案》。

 (2) 本公司監事會於二零零三年六月二十日召開三屆一次會議，審議並通過了選舉齊驄先生為公司第三屆監事會主席的決議。

 (3) 本公司監事會於二零零三年八月十九日召開三屆二次會議，審議通過了本公司二零零三年半年度報告及其摘要。

2. 規範本公司股份制工作，加強內部監督。對本公司運作是否符合《公司法》等有關法律法規及本公司章程情況進行了監督，對本公司與鞍鋼集團公司的關聯交易進行監督，審查有關資料，確保交易的公正性。

董事會工作報告（續）

6. 本公司董事會於二零零三年六月二十日召開三屆一次會議，討論通過如下決議：

(1) 選舉劉玠先生為本公司第三屆董事會董事長；

(2) 選舉楊華、蔡登樓先生為本公司第三屆董事會副董事長；及

(3) 委任付吉會先生為本公司第三屆董事會秘書。

7. 本公司董事會於二零零三年八月十八日召開三屆二次會議，批准本公司二零零三年半年度報告及其摘要。

8. 本公司董事會於二零零三年十月二十一日召開三屆三次會議，做出如下決議：

(1) 批准本公司與鞍鋼集團公司簽署《原材料和服務供應協議》；

(2) 批准於二零零三年十二月十九日召開公司二零零三年臨時股東大會，審議上述議案。

9. 本公司董事會於二零零三年十月二十九日召開三屆四次會議，批准本公司二零零三年第三季度報告。

10. 董事會對股東大會決議的執行情況

二零零三年五月二十三日，本公司召開二零零二年度股東大會，審議通過了二零零二年度利潤分配方案。決定二零零二年度利潤分配方案為每10股派發現金紅利人民幣1元。二零零三年六月十一日，本公司向H股股東派發了現金紅利，適用的匯率為股東大會召開前一個公曆星期，中國銀行公佈的人民幣兑港幣基准匯率的平均價，即每100港幣兑106.096元人民幣，向H股股東實際派發的現金紅利為每股派發港幣0.0943元。二零零三年六月十一日，本公司向境內流通A股股東和國有法人股東派發了現金紅利，至登記日二零零三年六月十日，本公司流通A股股數752,384,684股，國有法人股1,319,000,000股，每10股派發現金紅利人民幣1元。

承董事會命
劉玠
董事長

二零零四年四月十六日

獨立董事事項說明(續)

4. 到目前為止，公司在對外擔保事項上，未受到過證券監管部門的任何處罰、批評與譴責。

5. 公司已計劃依據《通知》的要求對《公司章程》進行修訂，並報二零零三年度股東大會審議修訂《公司章程》。

董事會工作報告

1. 本公司於二零零三年一月十四日召開董事會做出決議，批准本公司與鞍鋼集團公司簽署的《土地使用權轉讓協議》。

2. 本公司於二零零三年二月十七日召開董事會做出決議，批准了本公司調整固定資產折舊率的方案，新折舊率於二零零三年一月一日起實施。

3. 本公司於二零零三年三月十七日召開董事會做出決議，批准本公司與國貿公司、新鋼鐵共同投資建設鋼加中心，並且批准簽署《合資協議》。

4. 本公司董事會於二零零三年三月三十一日召開二屆十二次會議，審議通過如下決議：

   (1) 批准《二零零二年度董事會工作報告》；

   (2) 批准《二零零二年年度報告及其摘要》；

   (3) 批准《二零零二年度財務審計報告》；

   (4) 批准本公司二零零二年利潤分配預案；

   (5) 同意提請股東大會審議聘任畢馬威會計師事務所和畢馬威華振會計師事務所為本公司二零零三年度境外、境內會計師並授權董事會決定其酬金的議案；

   (6) 通過《關於選舉第三屆董事會成員的議案》

5. 本公司董事會於二零零三年四月二十四日以書面形式召開二屆董事會之第十三次會議，批准本公司二零零三年第一季度報告。

附件：鞍鋼新軋鋼股份有限公司2003年度控股股東及其他關聯方資金佔用情況匯總表

資金佔用情況	關聯方名稱	關聯關係	會計科目	年初餘額	本年增加數	本年減少數	年末餘額	備註
拆借資金	—	—	—	—	—	—	—	—
委託貸款	—	—	—	—	—	—	—	—
委託關聯方進行投資	—	—	—	—	—	—	—	—
開具沒有真實交易的商業承兑匯票	—	—	—	—	—	—	—	—
代為償還債務	—	—	—	—	—	—	—	—
其他（如墊支費用、賬齡超過一年的應收賬款及其他應收款等）	—	—	—	—	—	—	—	—

此匯總表已於2004年4月16日獲董事會批准。

獨立董事專項說明

根據中國證監會發[2003]56號《關於規範上市公司與關聯方資金往來及對外擔保若干問題的通知》（以下簡稱「通知」）精神，我們本著實事求是的態度，對鞍鋼新軋鋼股份有限公司（以下簡稱「公司」）對外擔保的情況進行了認真負責的核查和落實，現就有關問題説明如下：

1. 公司上市以來嚴格遵守《上市規則》的有關規定，沒有為控股股東及本公司持股50%以下的其他關聯方、任何非法人單位或個人提供擔保。

2. 本年度公司未對其他公司做任何擔保事項。

3. 截至二零零三年十二月三十一日，公司對外擔保總額為人民幣5.4億元，佔二零零三年末公司及其合營公司淨資產的6.03%。

畢馬威華振會計師事務所《關於鞍鋼新軋鋼股份有限公司二零零三年度控股股東及其他關聯方資金佔用情況的專項説明》：

鞍鋼新軋鋼股份有限公司董事會：

我們接受委託，根據中國註冊會計師獨立審計準則審計了貴公司於2003年12月31日合併資產負債表和資產負債表、2003年度的合併利潤及利潤分配表和利潤及利潤分配表以及合併現金流量表和現金流量表 (以下簡稱「會計報表」)，並於2004年4月16日簽發了無保留意見的審計報告。

根據中國證券監督管理委員會、國務院國有資產監督管理委員會《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》的要求，貴公司編制了本專項説明所附的貴公司2003年度控股股東及其他關聯方資金佔用情況匯總表（以下簡稱「匯總表」）。

編制和對外披露匯總表，並確保其真實性、合法性及完整性是貴公司的責任。我們對匯總表所載資料與我們審計貴公司2003年度會計報表時所覆核的會計資料和經審計的會計報表的相關內容進行了核對，在所有重大方面沒有發現不一致。除了對貴公司實施於2003年度會計報表審計中所執行的對關聯方交易的相關審計程序外，我們並未對匯總表所載資料執行額外的審計或其他程序。

為了更好地理解貴公司2003年度控股股東及其他關聯方資金佔用情況，匯總表應當與已審計的會計報表一併閱讀。

畢馬威華振會計師事務所
中國註冊會計師:

武衛

鄭俊芳

二零零四年四月十六日

中國北京市
東長安街1號
東方廣場東二辦公樓8層
郵編：100738

儲備

儲備變動情況已載於本年報第101至第102及第148至第149頁。

法定公益金

有關法定公益金的性質、應用、其變動及計算基准（包括所採用之百分比及用以計算之利潤數額）之詳情已載於本年報第102頁及第148至第149頁。

職工退休金計劃

有關本公司職工退休金計劃之詳情載於本年報第110及第154頁。

關聯交易

年內本公司關聯交易詳情載於本年報第106至第110頁及第151至第153頁。本公司之非執行獨立董事已確認(1)本公司在二零零三年內所參與之所有關聯交易均屬普通及一般業務的一部分，而所有參與之交易均按一般商業條款成立，或按對股東公平及合理之條款成立。(2)關聯交易每項價值並無超出香港聯交所最新豁免的各項上限。

五年概要

本公司五個年度的業績和資產負債表的概要已載於本年報第158頁。

第十三章披露

董事確認於二零零三年並無發生任何事項而須根據《上市規則》第13.13至13.19條遵守有關披露規定。本公司控股股東之股份未有因借貸、擔保或其他支持本公司履行義務之事項而質押，本公司亦未簽署任何造成控股股東履行任何具體義務之借款協議。

會計政策、會計估計變更或重大會計差錯更正

會計政策、會計估計變更或重大會計差錯更正的情況及影響已載於本年報第72頁。

審計師

二零零三年度內，畢馬威會計師事務所（香港執業會計師）及畢馬威華振會計師事務所（中國註冊會計師）分別獲聘為本公司的境外、境內審計師。本公司擬於二零零四年六月十五日召開的二零零三年度股東大會上，建議續聘畢馬威會計師事務所和畢馬威華振會計師事務所分別擔任本公司二零零四年的境外及境內審計師。

最佳應用守則

董事認為本公司於一九九七年七月二十四日自本公司股份在聯交所上市以來已遵守上市規則附錄十四所載之最佳應用守則。

董事及監事服務合約

本公司之董事及監事分別與本公司訂立服務合約，合約由二零零三年五月二十三日起計初步為期三年。新任獲選之董事及監事之任期，與董事會及監事會之其他成員之任期一致。董事及監事概無與本公司訂立本公司不可於一年內終止而毋須作出賠償(法定賠償除外)的任何服務合約。

購買、出售及贖回上市股份

二零零三年，本公司就二零零零年三月發行的可轉換債券轉股1,434,973股A股。除此等轉換而發行的A股外，本公司或其任何附屬公司並無購買、出售或贖回其任何證券。

優先購買權

根據本公司之章程或中國法律，並無規定本公司需對現有的股東按其持股比例給予優先購買新股之權利。

董事及監事之合約權益

本年度內概無任何董事及監事在本公司、控股公司或控股公司的附屬公司所訂立的合約之中擁有任何重大權益。

委託存款

本集團於二零零三年十二月三十一日在中國的非銀行金融機構沒有委託存款。本集團定期存款不存在已到期而又未能取回的情況。

固定資產

年內固定資產之變動情況已載於本年報第89至第90頁及第137至第139頁。

可轉換債券

有關可轉換債券之詳情已載於本年報第100及第145頁。

報告期內離任董事、監事、高級管理人員情況

二零零三年五月二十三日本公司二零零二年度股東大會通過決議，選舉劉玠先生、楊華先生、蔡登樓先生、姚林先生、李忠武先生、張立芬女士、付吉會先生、付偉先生為本公司執行董事，選舉于萬源先生為本公司非執行董事，選舉王林森先生、姚維汀先生、劉永澤先生、李澤恩先生為本公司獨立董事，並組成本公司第三屆董事會。

二零零三年五月二十三日本公司二零零二年度股東大會通過決議，選舉齊聰先生、周法先生、邢貴彬先生為本公司監事，並組成本公司第三屆監事會。

主要控股公司及參股公司的經營情況及業績

鞍鋼新軋－蒂森克虜伯鍍鋅鋼板有限公司（以下簡稱「合營公司」），是由本公司與蒂森克虜伯共同投資建設，註冊資本為60,000千美元，並於二零零三年十二月建成投產的鍍鋅鋼板生產企業，投資雙方各佔50%股份。截至二零零三年十二月三十一日，該公司總資產為人民幣1,248,991千元。

鞍鋼瀋陽鋼材加工配送有限公司（以下簡稱「鋼加中心」）是由本公司與鞍鋼新鋼鐵有限責任公司（以下簡稱「新鋼鐵」）、鞍鋼國貿公司（以下簡稱「國貿公司」）共同投資建設。本公司佔有30%股份。該公司註冊資本為人民幣48,000千元，主要產品是加工冷軋薄板、熱軋薄板，截至二零零三年十二月三十一日，該公司總資產為人民幣64,218千元，股東權益為人民幣50,369千元，二零零三年度實現主營業務收入人民幣81,053千元，淨利潤人民幣20千元。

主要供應商及客戶

本公司向首五名最大供應商合計的採購金額佔本年度採購總額的比例為93.04%，其中最大一名供應商佔本公司本年度採購金額的90.57%。向前五名客戶銷售額合計佔本年度本公司銷售總額的比例為29.07%，最大客戶佔14.44%。

新鋼鐵是本公司控股公司鞍鋼集團公司的控股子公司，並為本公司的最大材料供應商。

董事、監事及高級管理人員持股（續）

1. 本公司董事長劉玠先生自一九九四年十二月至今任本公司控股股東鞍鋼集團公司的總經理。

2. 本公司副董事長楊華先生自二零零一年十二月至今任鞍鋼集團公司黨委副書記。

3. 本公司副董事長蔡登樓先生自一九九九年一月至今任鞍鋼集團公司副總經理。

4. 本公司非執行董事于萬源先生自二零零一年十二月至今任鞍鋼集團公司副總經理。

5. 本公司監事會主席齊驄先生自一九九八年十一月至今任鞍鋼集團公司高級管理人員。

董事、監事及高級管理人員年度薪金情況

本公司董事、監事報酬是由董事會薪酬與考核委員會提出方案，經董事會討論通過後，提交股東大會批准決定，報酬確定依據是根據企業經營狀況及國內同類企業報酬情況。

現任董事、監事和高級管理人員二零零三年度報酬總額為人民幣1,793千元。金額最高的前三名董事(兼任本公司高級管理人員)報酬總額為人民幣466千元。非執行董事于萬源的報酬為人民幣120千元，獨立董事王林森、姚維汀、劉永澤的報酬均為人民幣30千元，獨立董事李澤恩的報酬為港幣30千元，其他董事、監事、高級管理人員的報酬為人民幣50-100千元有1人，人民幣100-120千元有2人， 人民幣120-140千元有6人，人民幣140千元以上有3人。於二零零三年度內，本公司五名最高薪金的人員全部是本公司董事和高級管理人員。

董事、監事及高級管理人員持股

截止二零零三年十二月三十一日，本公司董事、監事及高級管理人員在本公司已發行股本中擁有實際權益如下：

姓名	職務	任期	期初持股量（股）	年內增減量（股）	期末持股量（股）
劉 玠	董事長	2003.5-2006.5	5,000	0	5,000
楊 華	副董事長	2003.5-2006.5	0	0	0
蔡登樓	副董事長	2003.5-2006.5	0	0	0
姚 林	董事、總經理	2003.5-2006.5	5,000	0	5,000
李忠武	董事、副總經理	2003.5-2006.5	0	0	0
張立芬	董事、副總經理	2003.5-2006.5	0	0	0
付吉會	董事、副總經理	2003.5-2006.5	5,000	0	5,000
付 偉	董事、副總經理	2003.5-2006.5	9,000	0	9,000
于萬源	非執行董事	2003.5-2006.5	0	0	0
王林森	非執行獨立董事	2003.5-2006.5	0	0	0
姚維汀	非執行獨立董事	2003.5-2006.5	0	0	0
劉永澤	非執行獨立董事	2003.5-2006.5	0	0	0
李澤恩	非執行獨立董事	2003.5-2006.5	0	0	0
齊 驄	監事會主席	2003.5-2006.5	0	0	0
周 法	監事、工會主席	2003.5-2006.5	5,000	0	5,000
邢貴彬	監事	2003.5-2006.5	0	0	0
馬連勇	總會計師	2002.3-現在	0	0	0

本年度利潤分配預案

董事會提議，二零零三年度進行股利分配，每股派發現金紅利人民幣0.2元（含稅），此末期股利預案尚須提交本公司二零零三年度股東大會審議。該項末期股利待股東於上述年度股東大會批准後，將派發給本公司股東名冊截止日期（即二零零四年五月十五日）之前名列本公司股東名冊的本公司H股持有人。

報告期內利潤分配

二零零三年五月二十三日，本公司召開二零零二年度股東大會，審議通過了二零零二年度利潤分配方案。決定二零零二年度利潤分配方案為每10股派發現金紅利人民幣1元。二零零三年六月十一日，本公司向H股股東派發了現金紅利，適用的匯率為股東大會召開前一個公曆星期，中國銀行公佈的人民幣兑港幣基準匯率的平均價，即每100港幣兑106.096元人民幣，向H股股東實際派發的現金紅利為每股派發0.0943港幣。二零零三年六月十一日，本公司向境內流通A股股東和國有法人股東派發了現金紅利，至登記日二零零三年六月十日，本公司流通A股股數752,384,684股，國有法人股1,319,000,000股，每10股派發現金紅利人民幣1元。

主要業務（續）

註：（續）

(9) 鋼坯產品主營業務收入較上年有大幅度增長是由於銷售量增加和產品價格上升影響。鋼坯二零零三年銷售量比上年增長130.14%，結算價格比上年增長16.42%。

(10) 鋼坯主營業務成本較上年增長是由於銷售量增加和原材料採購價格上升所致。

(11) 鋼坯主營業務利潤及毛利率較上年有較大幅度增長是由於收入增長幅度大於成本增長幅度所致。

本公司之主營業務均在中國進行。

本年度本公司主營業務收入、主營業務利潤按銷往地區分佈的構成情況（按中國會計準則）

單位：人民幣千元

地區	主營業務收入	主營業務利潤	主營業務收入比上年增減(%)	主營業務利潤比上年增減(%)
東北地區	5,970,757	996,117	58.58	90.77
華北地區	1,148,747	201,560	23.89	80.74
華東地區	4,314,257	675,091	34.15	103.73
華南地區	1,682,783	244,043	-12.60	33.70
中南地區	390,275	62,552	20.73	23.17
西北地區	246,351	43,867	32.24	11.01
西南地區	120,016	24,376	72.38	130.73
出口	647,550	51,446	76.97	91.36
合計	14,520,736	2,299,052	34.81	80.65

報告期內主要經營業務或其結構、主營業務盈利能力較前一報告期發生較大變化的說明

本公司本年度主營業務盈利能力較上年有較大增長是由於本公司進行產品結構調整、擴大高附加值產品銷售比例，以及產品價格增長幅度大於產品成本增長幅度。

2003年本公司鋼材產品價格較上年增長27.11%，而產品成本較上年增長20.86%。

主要業務（續）

進行關聯交易理由的說明

鋼鐵生產具有較強的連續性，本公司在大部分原料方面依賴於鞍鋼集團公司及其子公司，同時有部分產品也要銷售給鞍鋼集團公司及其子公司，因此這種關係預計在今後還會持續。

註：

(1) 冷軋板主營業務收入比上年有較大幅度增長是由於銷售量增加，擴大高附加值產品銷售比例及產品價格上升所致。二零零三年冷軋板銷售量比上年增長17.88%，產品結算單價比上年增長24.98%。

(2) 冷軋板主營業務成本比上年有較大幅度增長主要是銷售量增加和原材料採購價格上升所致。

(3) 冷軋板主營業務利潤比上年有較大幅度增長，主要是由於銷售量增加影響。

(4) 厚板主營業務利潤及毛利率比上年有較大幅度增長，一是由於擴大高附加值產品銷售比例和產品價格上升影響；二是由於單位售價增長幅度大於單位成本增長幅度。二零零三年產品銷售結算單價比上年上漲46.17%，而單位銷售成本比上年上漲15%。

(5) 綫材主營業務利潤及毛利率比上年有較大幅度增長，一是由於改善產品銷售結構及產品價格上升影響；二是由於單位收入增長幅度大於單位成本增長幅度。二零零三年產品銷售結算單價比上年上漲29.40%，而單位銷售成本比上年上漲16.01%。

(6) 大型材主營業務收入較上年有較大幅度提高是由於銷售量增加及擴大高附加值產品銷售比例和產品價格上升影響。二零零三年大型材銷量比上年增長31.37%，產品結算單價比上年增長4.23%。

(7) 大型材主營業務成本比上年有較大幅度增長是由於銷售量增加和原材料採購價格上升所致。

(8) 大型材毛利率較上年有所下降是由於產品結算單價增長幅度小於成本增長幅度，單價較上年增長4.23%，而單位成本較上年增長12.99%。

董事會謹呈截至二零零三年十二月三十一日止年度報告及經審核財務報告。

主要業務

本公司是國內大型鋼材生產企業，主要業務為生產及銷售鋼坯、綫材、厚板、冷軋薄板、鍍鋅板、彩塗板、大型材等產品。冷軋板國內市場佔有率18.4%，厚板國內市場佔有率4.5%，綫材國內市場佔有率2%，大型材國內市場佔有率30%。

本年度本公司主營業務收入、主營業務利潤按產品分類的構成情況(按中國會計準則)

單位：人民幣千元

產品名稱	主營業務收入	主營業務成本	主營業務稅金及附加	主營業務利潤	毛利率%	主營業務收入比上年增減%	主營業務成本比上年增減%	主營業務利潤比上年增減%	毛利率比上年增減%
冷軋板	6,233,339	5,515,117	17,314	700,908	11.52	44.87	43.73	53.94	6.47
厚板	2,768,789	1,964,154	8,485	796,150	29.06	19.91	-4.96	235.11	176.76
綫材	1,727,071	1,476,719	2,869	247,483	14.50	4.45	-6.26	229.31	206.55
大型材	2,976,174	2,483,080	8,075	485,019	16.57	35.39	45.90	-1.21	-26.62
鋼坯	815,363	744,026	1,845	69,492	8.75	165.03	153.93	408.91	83.82
其中：關聯交易	2,097,280	1,917,106	5,569	174,605	8.59	73.48	75.43	53.96	-10.61

關聯交易的定價原則

不低於本公司與獨立第三方之間上一月的銷售價格平均值。

董事、監事（續）

2. 監事會成員

齊驄先生，58歲，本公司監事會主席及鞍鋼集團公司高級管理人員，高級工程師。齊先生於一九七零年加入鞍鋼集團公司，曾任鞍鋼集團公司氧氣廠副廠長、燃氣廠廠長，鞍鋼集團公司企管司法部部長，鞍鋼集團公司企管部部長。齊先生畢業於清華大學，取得大學本科學歷。

周法先生，58歲，本公司監事及工會主席。周先生於一九八五年加入鞍鋼集團公司。周先生畢業於解放軍國際關係學院，專攻外交關係學。

邢貴彬先生，49歲，本公司監事。邢先生於一九八二年加入鞍鋼第一煉鋼廠，現為該廠連鑄作業區黨總支書記。一九九一年獲授鞍鋼集團公司勞動模範稱號，一九九三年被鞍山市授予特等勞動模範稱號，一九九四年被冶金部授予全國冶金戰線勞動模範稱號，一九九三年被國務院授予全國勞動模範稱號，一九九三年被共青團中央授予全國十大傑出青年崗位能手稱號，一九九三年被遼寧省委授予遼寧省優秀共產黨員稱號。

董事、監事(續)

1. 董事會成員(續)

獨立董事

王林森先生,66歲,本公司獨立董事。現為冶金法律事務中心顧問,教授級高級工程師。王先生一九六二年畢業於北京師範學院,獲學士學位。王先生曾任冶金工業部部長辦公室主任、冶金部體改司司長、冶金部體改法規司司長、中國冶金企業管理協會副理事長等職務。

姚維汀先生,57歲,本公司獨立董事,中國註冊會計師,高級會計師。現為中國航空集團公司副總經理,同時兼任中國總會計師協會常務理事、中國民航技術評審委員會委員、中國交通會計學會常委職務。姚先生曾任武鋼銷售公司總經理、冶金工業部經濟調節司副司長、國務院稽查特派員總署26辦副主任、中共中央企業工委監事會15辦副主任、中國國際航空公司總會計師職務。

劉永澤先生,54歲,本公司獨立董事,中國註冊會計師,高級會計師。劉先生畢業於東北財經大學會計學院,獲博士學位。劉先生曾任東北財經大學會計系教師、系副主任、主任,現任東北財經大學會計學院院長。

李澤恩先生,37歲,本公司獨立董事,香港執業律師。現為顧愷仁律師事務所聯營所普衡律師事務所合夥人。李先生一九九四年畢業於香港城市大學,獲法學二級榮譽甲等學位。曾任高特兄弟律師事務所律師、新加坡發展亞洲融資有限公司副總裁。

董事、監事（續）

1. 董事會成員（續）

執行董事（續）

李忠武先生，41歲，本公司董事及副總經理，高級工程師。李先生於一九八七年畢業於鞍山鋼鐵學院煉鋼專業，獲學士學位。同年加入鞍鋼，曾任鞍鋼集團公司煉鋼廠副廠長、廠長，鞍鋼國貿公司副總經理兼鋼鐵營銷部部長。

張立芬女士，39歲，本公司董事及副總經理，高級工程師。張女士於一九八六年加入鞍鋼集團公司，曾任鞍鋼集團公司線材廠廠長助理，副廠長，代廠長、廠長。張女士畢業於北京科技大學，獲冶金材料工程碩士學位。

付吉會先生，52歲，本公司董事、副總經理兼公司秘書，高級會計師。付先生於一九六九年加入鞍鋼集團公司，曾出任多個職務，包括財會部副部長。付先生畢業於東北財經大學之工業會計系，取得碩士學位。

付偉先生，44歲，本公司董事及副總經理，高級工程師。付先生於一九六八年加入鞍鋼集團公司，曾擔任多個職務，包括冷軋廠廠長助理兼機動科科長、冷軋廠工會主席、設備部部長、總經理助理兼設備部部長。付先生畢業於鞍山鋼鐵學院，獲大學本科學歷。

非執行董事

于萬源先生，43歲。本公司董事及鞍鋼集團公司副總經理，高級會計師。于先生一九九八年加入鞍鋼集團公司。于先生畢業於東北大學機械工程專業，獲學士學位，並於一九八四年到廈門大學經濟學院進修，一九九零年獲得東北大學管理工程第二學士學位。于先生曾任東北大學財務處副處長、瀋陽新基房產開發有限公司財務主管、東北大學副總會計師、鞍鋼集團公司總經理助理及副總會計師兼計財部部長。

董事、監事

1. 董事會成員

執行董事

劉玠先生，60歲，本公司董事長及鞍鋼集團公司總經理。劉先生曾在武鋼工作逾27年，期間曾任多個高級職務，包括熱軋廠廠長及武鋼第一副總經理兼總工程師。於一九九四年加入鞍鋼集團公司，任鞍鋼集團公司總經理。劉先生乃教授級高級工程師，中國工程院院士。劉先生是中國共產黨第十六屆中央候補委員、全國第十屆人民代表大會代表，一九九八年獲何梁何利基金科技進步獎，曾獲國家頒授「對國家有突出貢獻的專家」稱號，並曾多次獲國家科技進步獎，享受政府特殊津貼。劉先生武漢鋼鐵學院大學本科畢業，北京鋼鐵學院冶金機械工程研究生畢業。

楊華先生，42歲，本公司副董事長及鞍鋼集團公司黨委副書記，副教授。楊先生於一九九零年畢業於北京大學哲學系，獲碩士學位。同年加入鞍鋼集團公司，曾任鞍鋼黨校副教育長，鞍鋼集團公司煉鐵廠黨委副書記，半連軋廠黨委副書記，煉鐵廠黨委書記，鞍鋼集團公司辦公室主任，鞍鋼集團公司總經理助理。

蔡登樓先生，59歲，本公司副董事長及鞍鋼集團公司副總經理，高級工程師。蔡先生於一九六七年畢業於北京鋼鐵學院冶金機械專業，獲大學本科學歷。一九八三年加入鞍鋼集團公司，曾任鞍鋼建設公司副經理、經理，鞍鋼集團公司總經理助理兼設備部部長。

姚林先生，39歲，本公司董事及總經理，高級工程師。姚先生於 一九八八年加入鞍鋼集團公司，曾任冷軋廠廠長助理、副廠長、廠長。姚先生畢業於大連理工大學，獲工商管理碩士學位。

(1) 批准本公司2004-2006年《原材料與服務供應協議》。

上述議案屬於本公司與控股股東之間的關聯交易，因此在股東大會上，控股股東鞍鋼集團公司沒有參加投票表決。

是次會議公告內容刊登於二零零三年十二月二十日《中國證券報》、《證券時報》、《The Standard》、《香港經濟日報》。



1. 本公司於二零零三年五月二十三日在鞍山市鐵東區東風街108號東山賓館召開本公司二零零二年年度股東大會。出席會議的股東和股東授權代理人代表股份總數為2,178,653,999股，佔本公司總股本的73.57%，並符合本公司之章程細則之規定。會議審議通過了以下事項：

    (1) 批准本公司二零零二年度董事會工作報告；

    (2) 批准本公司二零零二年度監事會工作報告；

    (3) 批准本公司二零零二年度經審計的財務報告；

    (4) 批准本公司二零零二年度利潤分配議案；

    (5) 批准二零零二年度本公司董事、監事的酬金；

    (6) 批准續聘畢馬威會計師事務所及畢馬威華振會計師事務所為本公司二零零三年度境外、境內審計師，並授權董事會決定其酬金；

    (7) 投票選舉劉玠、楊華、蔡登樓、姚林、李忠武、張立芬、付吉會、付偉、于萬源、姚維汀、王林森、劉永澤、李澤恩為本公司董事，組成本公司第三屆董事會。

    (8) 投票選舉齊驄、周法、邢貴彬為本公司監事，組成本公司第三屆監事會。

    是次會議公告內容刊登於二零零三年五月二十四日《中國證券報》、《證券時報》、《The Standard》、《香港經濟日報》。

2. 本公司於二零零三年十二月十九日在鞍山市鐵東區東風街108號東山賓館召開本公司二零零三年臨時股東大會。出席會議的股東和股東授權代理人代表股份總數為2,327,173,458股，佔本公司總股本的78.57%，並符合本公司之章程細則之規定。會議審議通過了以下事項：

股東情況介紹（續）

3. 本公司控股股東情況

本公司控股股東為鞍鋼集團公司

法人代表： 劉玠

成立日期： 1948年

經營範圍： 鋼材、金屬製品（不含專營）、鑄鐵管、金屬結構、金屬絲繩及製品、煉焦及焦化產品、水泥、電力生產、冶金機械設備及零部件、電機、輸配電及控制設備儀器儀錶、鐵礦錳礦采選、耐火土石開採。

主要產品： 鋼壓延製品、金屬製品

註冊資本： 人民幣10,794,160千元

股權結構： 國有獨資

4. 其他持股在10%以上的法人股東

香港中央結算有限公司持有本公司股份29.62%，香港中央結算有限公司為代理人。



股東情況介紹

1. 報告期末股東總數170,377戶，其中H股股東382戶。

2. 二零零三年十二月三十一日名列本公司前10名最大股東持股情況

股東名稱	年度內增減（股）	年末持股數量（股）	比例(%)	股份類別	質押或凍結的股份數量	股東性質
鞍山鋼鐵集團公司	—	1,319,000,000	44.53	未流通	—	國有股東
香港中央結算有限公司	+18,578,000	877,537,999	29.62	流通H股	未知	外資股東
漢興證券投資基金	+35,487,921	35,487,921	1.20	流通A股	未知	
銀豐證券投資基金	+19,725,327	19,725,327	0.67	流通A股	未知	
泰和證券投資基金	+14,678,793	14,678,793	0.50	流通A股	未知	
普豐證券投資基金	+9,587,340	11,093,676	0.37	流通A股	未知	
廣發聚富開放式證券投資基金	+9,670,716	9,670,716	0.33	流通A股	未知	
天元證券投資基金	+8,169,510	8,169,510	0.28	流通A股	未知	
長城久恒平衡型證券投資基金	+7,107,087	7,107,087	0.24	流通A股	未知	
富國動態平衡證券投資基金	+7,100,000	7,100,000	0.24	流通A股	未知	

註： 前十名股東關聯關係或一致行動的說明。

本公司第一大股東鞍山鋼鐵集團公司與前十位股東中的其他股東之間無關聯關係，也不屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。本公司未知其他股東之間是否存在關聯關係，是否為一致行動人。

股本變動情況

截止二零零三年十二月三十一日，本公司股權結構如下：

數量單位：股

		本次變動增減(+／-)					
	期初數	配股	送股	公積金轉股	其他(轉債轉股)	小計	期末數
一. 未上市流通股份							
1. 發起人股份	1,319,000,000	–	–	–	–	–	1,319,000,000
其中：							
國家持有股份	–	–	–	–	–	–	–
境內法人持有股份	1,319,000,000	–	–	–	–	–	1,319,000,000
境外法人持有股份	–	–	–	–	–	–	–
其他	–	–	–	–	–	–	–
2. 募集法人股份	–	–	–	–	–	–	–
3. 內部職工股	–	–	–	–	–	–	–
4. 優先股或其他							
其中：轉配股	–	–	–	–	–	–	–
尚未上市流通股份合計	1,319,000,000	–	–	–	–	–	1,319,000,000
二. 已上市流通股份							
1. 人民幣普通股	751,873,679	–	–	–	1,434,973	1,434,973	753,308,652
2. 境內上市的外資股	–	–	–	–	–	–	–
3. 境外上市的外資股	890,000,000	–	–	–	–	–	890,000,000
4. 其他	–	–	–	–	–	–	–
已上市流通股份合計	1,641,873,679	–	–	–	1,434,973	1,434,973	1,643,308,652
三. 股份總數	2,960,873,679	–	–	–	1,434,973	1,434,973	2,962,308,652

新年度發展規劃（續）

從有利的因素看，二零零四年中國國民經濟將繼續保持較快增長，這將有利於增加對鋼鐵產品的需求。同時，國家做出的振興東北老工業基地的政策，也為公司的發展提供了政策上的保障。從公司內部看，大型廠、冷軋改擴建工程、鍍鋅綫、彩塗綫及厚板廠等改造項目的竣工投產，將為公司更直接地參與國內外市場競爭增添新的動力。公司將盡快適應新設備、新技術的要求，不斷把裝備優勢轉化為產品優勢和效益優勢，推動公司快速發展。

二零零四年度本公司生產經營擬採取如下措施：

1. 鞏固生產集中一貫管理，優化生產組織，確保生產規模。

2. 增強科技創新能力，搞好產品定位，不斷提高企業核心競爭力。

3. 強化營銷管理，加強對直供用戶的技術支持，穩定銷售渠道，與用戶建立長期雙贏的伙伴關係。

4. 以優化勞動力結構為目標，繼續深化分配、用工制度的改革。

5. 發揮上市公司優勢，強化資本運作，加快公司多元化發展。

劉 玠
董事長

中國 • 鞍山
二零零四年四月十六日

本公司治理結構

1. 本公司治理結構狀況

本公司嚴格按照《公司法》、《證券法》、中國證監會有關規定以及《香港聯交所證券上市規則》、《深圳證券交易所股票上市規則》的要求，規範運作，並對照《上市公司治理準則》修改了本公司章程，建立了較完善的公司治理制度。

本公司成立了董事會下屬的專門委員會，其中薪酬與考核委員會、審計委員會、提名委員會都是由獨立董事擔任召集人，並獨立董事佔多數。

2. 獨立董事履行職責情況

本公司已聘任了獨立董事；建立了獨立董事制度；獨立董事能夠按照有關法律、法規的要求履行自己的職責；對本公司重大事項發表獨立意見；維護本公司及廣大中小投資者的利益。

3. 本公司獨立自主經營能力

本公司與控股股東在業務、人員、資產、機構、財務等方面做到了完全分開，本公司在業務、人員、資產、機構、財務等各個方面均與控股股東完全獨立設置和運作，符合有關法律、法規的要求。本公司具有獨立完整的業務及自主經營能力。

4. 本公司對高級管理人員的考評及激勵機制情況

本公司對高級管理人員實行崗薪和風險年薪的分配形式，崗薪同本公司總體經營成果掛鉤，風險年薪與個人政績表現和承擔的經營指標掛鉤。

新年度發展規劃

董事會認為，在二零零四年本公司發展的外部運行條件上，既有有利的因素，也有不利的因素。從不利的因素看，由於國內鋼材市場需求及產量增長較快，鋼鐵企業之間的競爭向上游擴展，使原材料價格不斷上升。此外，國內外市場競爭形勢不容樂觀，世界主要產鋼國加快組建大型跨國公司，加大產品、資本及核心技術的輸出，以擴大市場佔有份額，同時國內鋼鐵產能增長過快，供大於求的場面將逐漸顯露出來。

業務回顧

1. 主要產品產量。本公司二零零三年生產鋼材440.17萬噸，比上年增長2.28%，其中冷軋廠產量172.89萬噸，較上年增長19.90%，綫材廠產量72.38萬噸，比上年減少21.53%，厚板廠產量85萬噸，比上年減少15.46%，大型廠產量109.9萬噸，比上年增長17.69%。2003年煉鋼廠產鋼285.58萬噸，比上年增長13.28%。

2. 充分發揮公司幾年來推行集中一貫制管理的優勢，克服資源緊缺的不利因素，嚴格按效益最大化的原則，充分發揮了高效產品的生產能力，使企業效益快速增長。

3. 抓住市場機遇，把握市場主動權，不斷擴大產品市場佔有率。二零零三年，公司採取靈活的價格策略，動態分析市場，產品平均售價較年初大幅提高，實現了效益最大化。

4. 公司繼續擴大直供企業，努力提高專、特、優產品銷售比例，全年新發展直供企業15家，實現直供企業定貨量佔總銷售量的54.7%。公司瞄準國內鐵路、橋樑和西氣東輸等重點建設項目，大力開發國家重點工程，全年中標9項。公司積極開發冷軋、厚板、綫材和重軌等產品的國際市場，全年完成出口和加工出口專用鋼材62.26萬噸。

   二零零三年，本公司銷售鋼材436.91萬噸。

5. 加強技術改造，大力推進了精品基地的建設。

   二零零三年，公司技術改造項目紛紛建成，冷軋改擴建工程已完成，1號、3號鍍鋅綫、彩塗綫以及與德國蒂森克虜伯鋼鐵公司（以下簡稱「蒂森克虜伯」）合資建設的大連鍍鋅綫也已全部成功地實現了熱負荷試車。厚板廠改造項目的順利完成，使厚板生產能力和質量得到了提高。通過一系列的技術改造，公司現已形成了高檔次冷軋薄板、寬厚板、重軌、大型材等系列產品的生產基地。

6. 加大科研開發力度，提高產品競爭能力。全年共開發試製新產品47項。其中成功開發了O5級冷軋板，並應用於轎車外板，使本公司成為國內第二家可以生產高檔冷軋轎車面板的鋼鐵企業。

本人謹此代表鞍鋼新軋鋼股份有限公司董事會提呈本集團截至二零零三年十二月三十一日止年度報告，並向各位股東致意。



二零零三年經營業績

按國際財務報告準則，本集團截至二零零三年十二月三十一日止年度實現淨利潤為人民幣1,433,002千元，比上年增長139.51%，每股基本加權平均盈利為人民幣0.484元。

按中國會計準則，本集團截至二零零三年十二月三十一日止年度實現淨利潤為人民幣1,432,579千元，比上年增長140.94%，每股加權平均收益為人民幣0.484元。

利潤分配

本集團根據中國法規及公司章程，從按中國會計準則二零零三年度淨利潤人民幣1,432,579千元中，提取法定公積金人民幣143,258千元，提取法定公益金人民幣143,258千元，加年初未分配利潤人民幣1,281,803千元，可供股東分配的利潤為人民幣2,427,866千元。董事會建議二零零三年度每股派發股息人民幣0.2元(含税)。此項股息預案尚須提交二零零三年度股東周年大會之股東批准。

按中國會計準則編制(續)

5. 報告期內股東權益變動情況

單位：人民幣千元

	股本	資本公積	盈餘公積	法定公益金	未分配利潤	股東權益合計
期初數	2,960,874	3,078,693	484,078	242,039	1,281,803	7,805,448
本期增加	1,435	4,955	286,516	143,258	1,432,579	1,725,485
本期減少	—	—	—	—	582,665	582,665
期末數	2,962,309	3,083,648	770,594	385,297	2,131,717	8,948,268

變動原因：

(1) 股本：本公司於二零零零年三月十五日至十七日在境內發行人民幣15億元A股可轉換公司債券，二零零三年一月一日至二零零三年十二月三十一日之間，此債券轉為本公司A股1,434,973股；

(2) 資本公積增加人民幣4,955千元，其中A股可轉債轉股增加人民幣2,966千元，不用支付的應付款增加人民幣1,913千元，接受捐贈資產人民幣76千元；

(3) 盈餘公積及法定公益金的變動是根據稅後利潤的10%分別提取法定公積金和法定公益金；

(4) 未分配利潤的變動是因為本年度產生淨利潤人民幣1,432,579千元，提取法定公積金及公益金人民幣286,516千元，分配股利支出人民幣296,149千元。

按中國會計準則編制（續）

4. 按照中國證監會《公開發行證券公司信息披露編報規則（第9號）》要求計算二零零三年報告期利潤的淨資產收益率和每股收益

	淨資產收益率(%)		每股收益（人民幣元/股）	
	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	25.69	27.37	0.78	0.78
營業利潤	20.29	21.61	0.61	0.61
淨利潤	16.01	17.05	0.48	0.48
扣除非經常性損益後的淨利潤	16.48	17.55	0.50	0.50



按中國會計準則編制（續）

2. 本集團二零零三年按中國會計準則計算的淨利潤為人民幣1,432,579千元，按國際財務報告準則計算的淨利潤為人民幣1,433,002千元。其差異為人民幣423千元，差異原因為：

(1) 合營公司開辦費減少利潤人民幣19,355千元；
(2) 一般借貸利息資本化增加利潤人民幣12,933千元；
(3) 沖回土地使用權攤銷增加利潤人民幣4,536千元；
(4) 接受捐贈資產增加利潤人民幣76千元；
(5) 攤銷合營公司用於在建工程的預付租賃減少利潤人民幣451千元；
(6) 不用支付應付款增加利潤人民幣1,913千元；及
(7) 遞延税款增加利潤人民幣771千元。

3. 本集團近三年主要會計數據和財務指標

單位：人民幣千元

	二零零三年	二零零二年	二零零一年
主營業務收入	**14,520,736**	10,771,077	9,490,523
淨利潤	**1,432,579**	594,588	403,743
扣除非經常性損益的淨利潤	**1,474,662**	612,937	426,110
總資產	**15,011,870**	12,425,350	10,237,888
股東權益（不含少數股東權益）	**8,948,268**	7,805,448	7,438,032
每股收益（加權平均）（人民幣元）	**0.484**	0.20	0.137
每股收益（攤薄）（人民幣元）	**0.484**	0.20	0.136
報告期末至披露日股份變動後每股收益（人民幣元）	**0.484**	0.20	0.136
每股淨資產（人民幣元）	**3.02**	2.64	2.51
調整後的每股淨資產（人民幣元）	**3.01**	2.63	2.51
每股經營活動產生的現金流量淨額（人民幣元）	**0.675**	0.71	-0.10
淨資產收益率（加權平均）	**17.05%**	7.78%	5.51%
淨資產收益率（攤薄）	**16%**	7.62%	5.43%
扣除非經常性損益後淨資產收益率（加權平均）	**17.55%**	8.02%	5.81%

本集團會計數據和業務數據摘要

按國際財務報告準則編制

			單位：人民幣千元
	二零零三年	二零零二年	二零零一年
營業額	**14,482,148**	10,746,477	9,465,247
稅前利潤	**1,752,435**	857,482	698,824
稅項	**319,433**	259,166	332,343
淨利潤	**1,433,002**	598,316	366,481
總資產	**14,845,674**	12,293,565	10,101,922
總負債	**6,030,289**	4,619,310	2,798,180
股東權益	**8,815,385**	7,674,255	7,303,742
每股淨資產	**人民幣2.98元**	人民幣2.58元	人民幣2.47元
每股收益(加權平均)	**人民幣0.484元**	人民幣0.202元	人民幣0.124元
淨資產收益率	**16.25%**	7.82%	5.02%

按中國會計準則編制

1. 本集團截至二零零三年十二月三十一日止年度主要會計數據

	單位：人民幣千元
利潤總額	1,752,783
淨利潤	1,432,579
扣除非經常性損益後的淨利潤	1,474,662
主營業務利潤	2,299,052
其他業務利潤	36,691
營業利潤	1,815,588
投資收益	6
補貼收入	0
營業外收支淨額	(62,811)
經營活動產生的現金流量淨額	1,998,265
現金及現金等價物淨增額	904,925

註： 本報告期內本集團扣除非經常性損益的項目及金額：

(1) 營業外收入：人民幣1,593千元；

(2) 營業外支出：人民幣64,404千元；

(3) 相關所得稅：人民幣20,728千元。

本公司簡介(續)

1.	本公司法定名稱：	
	(中文)：	鞍鋼新軋鋼股份有限公司
	(英文)：	ANGANG NEW STEEL COMPANY LIMITED
2.	本公司法定代表人：	劉 玠
3.	本公司董事會秘書：	付吉會
	聯繫地址：	遼寧省鞍山市鐵東區南中華路396號
	電話：	0412-6334292　0412-6334293
	傳真：	0412-6727772
4.	本公司註冊地址：	遼寧省鞍山市鐵東區南中華路396號
	郵政編碼：	114003
	電子信箱：	fujihui@ansc.com.cn
5.	本公司年度報告備置地點：	本公司董事會秘書室
	股票上市地點：	A股：深圳證券交易所 H股：香港聯合交易所
	股票簡稱：	鞍鋼新軋
	股票代碼：	A股：000898 H股：0347



鞍鋼新軋鋼股份有限公司(「本公司」)董事會(「董事會」)確認本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性承擔個別及連帶責任。

本公司負責人董事長劉玠、主管會計工作負責人總會計師馬連勇、會計部負責人財務部部長張萬斌保證本報告中財務會計報告的真實、完整。

本公司董事會欣然宣佈本公司及本公司的合營公司(合稱「本集團」)截至二零零三年十二月三十一止十二個月的業績報告。

本公司簡介

本公司是於一九九七年五月八日，由鞍山鋼鐵集團公司(以下簡稱「鞍鋼集團公司」)作為唯一發起人設立的股份有限公司，及根據重組，將發起人原所屬的冷軋廠、綫材廠、厚板廠注入本公司，淨資產經國有資產管理局確定為人民幣2,028,817,600元，折為以國有法人股形式向鞍鋼集團公司發行內資股1,319,000,000股，每股面值人民幣1元。

本公司於一九九七年七月二十二日發行890,000,000股H股，按每股1.63港元價格發行，並於一九九七年七月二十四日在香港聯合交易所掛牌交易，本公司於一九九七年十一月十六日在境內發行了300,000,000股A股，按每股人民幣3.90元價格發行，其中：公開發行285,505,400股，向本公司職工配售公司職工股14,494,600股。境內公開發行的285,505,400股於一九九七年十二月二十五日在深圳證券交易所掛牌交易。向本公司職工配售的公司職工股14,494,600股於一九九八年六月二十六日在深圳證券交易所掛牌交易。

本公司於二零零零年三月十五日至十七日在境內發行人民幣15億元A股可轉換公司債券，截至二零零三年十二月三十一日，尚有總值人民幣5,454,000元，其餘已經轉為本公司A股453,308,652股。本公司A股可轉換公司債券已於二零零一年十一月二十七日停止交易。

本公司的主營業務包括生產銷售鋼坯、冷軋薄板、線材、厚板、重軌、管坯及大型材。廣泛用於汽車、建築、造船、家用電器、鐵路建設、制管等領域。本公司產品在國內均具有較強的競爭實力，本公司冷軋廠、線材廠、厚板廠、大型廠、煉鋼廠裝備水平都處於國內先進水平。

目錄






鞍鋼新軋鋼股份有限公司

Angang New Steel Company Limited



2003年年報